ation Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

COPY

Date filed (MM/DD/YY): 6/30/16



16019241

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: ISE Mercury, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street, New York, NY 10004

SEC Mail Processing Section

JUL 01 2016

Washington DC 412

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number: 212-943-2400 (Telephone) 212 5093955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Ronan Cahill (Name) Senior Legal and Regulatory Associate (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant: Michael J. Simon, 60 Broad Street, New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2016
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 1/30/2014 (b) State/Country of formation: Delaware LLC Act 6. Del. C. section 18-101

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/16 (MM/DD/YY) ISE Mercury, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 30 day of June (Month), 2016 (Year) by Eleanor Gnecco (Notary Public)

My Commission expires 12/4/2018 County of Manhattan State of New York

ELEONOR GNECCO
Notary Public - State of New York
NO. 01GN5082263
Qualified in New York County
My Commission Expires Dec 4, 2018

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



June 30, 2016

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Mercury, LLC; Form 1 update

Dear Mr. Grobbel:

Enclosed please find an amendment to the ISE Mercury, LLC's ("ISE Mercury's") Form 1 application for registration as a national securities exchange filed with the Commission on February 2, 1999. Pursuant to Rule 6a-2 of the Securities Exchange Act of 1934 ("the Act"), this amendment updates Exhibits A, B, C, D, I, J, K, M, and N. ISE Mercury has attached the original along with two copies of the material as required.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Mercury issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Mercury's website:

Options
New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options
Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory
Regulatory Information Circulars:
http://www.ise.com/rics



Rules:

http://www.ise.com/rules

Marketing Material

Press Releases:

www.ise.com/press

Publications:

http://www.ise.com/publications

Corporate

Board Members:

http://www.ise.com/about-ise/board-of-directors/

Constitution:

http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Constitution_of_ISE_Mercury_LLC.PDF

LLC Agreement:

http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Mercury_LLC_Agreement.pdf

Exchange Officers:

http://www.ise.com/about-ise/management-team/

Members

List of ISE Mercury Members

http://www.ise.com/options/membership/exchange-members/

Transactional Volume

Volume Report

http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

1. Certificate of Formation:

   http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/2_Certificate_of_Formation_of_ISE_Mercury_LLC.PDF

2. Constitution:
   http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Constitution_of_ISE_Mercury_LLC.PDF

3. LLC Agreement:

   http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Mercury_LLC_Agreement.pdf
4. Rules:

   http://www.ise.com/assets/mercury/documents/OptionsExchange/legal/rules/ISE_Mercury_Rules.pdf

Exhibit B

1. Regulatory Information Circulars

   http://www.ise.com/options/ise/regulatory-and-fees/regulatory-notifications

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. *Deutsche Börse AG*

1. *Name:* Deutsche Börse AG
   Address: Neue Börsenstr. Mergenthalerallee 61, 65760 Eschborn, Germany

2. *Form of organization:* German Stock Corporation

3. *Name of state, statute under which organized and date of incorporation:* Deutsche Börse AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on July 6, 1990.

4. *Brief description of nature and extent of affiliation:* Deutsche Börse AG owns 100% of Eurex Frankfurt AG. Deutsche Börse AG and Eurex Frankfurt AG own respectively 85%/15% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions:* Deutsche Börse AG is the parent company of Deutsche Börse Group (DBG), which covers the entire securities process chain from trading over clearing all the way to settlement and custody. DBG is also a provider of IT solutions and an insourcing partner for the global securities industry as well as a leading provider of market data and analytics.

6. *Copy of constitution:* See attached Deutsche Börse AG Articles of Incorporation

7. *Copy of articles of incorporation or association and amendments:* See attached Deutsche Börse AG Articles of Incorporation

8. *Copy of existing by-laws:* See attached Deutsche Börse AG Articles of Incorporation

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   <u>Executive Committee</u>
   Carsten Kengeter (CEO)
   Andreas Preuß (Deputy CEO)
   Hauke Stars
   Gregor Pottmeyer
   Jeffrey Tessler

   <u>Supervisory Board</u>
   Dr. Joachim Faber (Chairman)
   Gerhard Roggemann (Deputy Chairman)
   Richard Berliand
   Karl-Heinz Floether
   Marion Fornhoff
   Hans-Peter Gabe
   Craig Heimark
   Dr. Monica Mächler
   Dr. Erhard Schipporeit
   Jutta Stuhlfauth
   Johannes Witt

Amy Yip

Officers
Carsten Kengeter (CEO)
Andreas Preuß (Deputy CEO)
Gregor Pottmeyer
Hauke Stars
Jeffrey Tessler

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

B. Eurex Frankfurt AG

1. *Name:* Eurex Frankfurt AG
   Address: Mergenthalerallee 61, 65760 Eschborn Germany

2. *Form of organization:* German Stock Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Eurex Frankfurt AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on September 24, 1998.

4. *Brief description of nature and extent of affiliation:* Deutsche Börse AG and Eurex Frankfurt AG own respectively 85%/15% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions:* Eurex Frankfurt AG is the operational body of the derivatives exchange (Eurex Deutschland), a marketplace for the trading and clearing of options and futures. Eurex Frankfurt AG operates Eurex Deutschland by providing financial and personnel resources and facilities.

6. *Copy of constitution:* See attached Eurex Frankfurt AG Articles of Association.

7. *Copy of articles of incorporation or association and amendments:* See attached Eurex Frankfurt AG Commercial Register Extract.

8. *Copy of existing by-laws:* See attached Eurex Frankfurt AG Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Executive Board

Andreas Preuß (CEO)
Brendan Bradley
Mehtap Dinc
Gary Katz
Michael Peters
Peter Reitz

Supervisory Board
Dr. Hugo Bänziger (Chairman)
Richard Berliand
Serge Demoliére
Martin Klaus
Susanne Klöß
Dr. h.c. Petra Roth
Jürg Spillmann
Hauke Stars

Officers
Andreas Preuß (CEO)
Gary Katz
Michael Peters
Peter Reitz
Brendan Bradley
Mehtap Dinc

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

C. U.S. Exchange Holdings, Inc.

1. *Name:* U.S. Exchange Holdings, Inc.
   Address: 233 South Wacker Drive, Suite 2450 Chicago, IL 60606

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on April 24, 2003.

4. *Brief description of nature and extent of affiliation:* U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions:* U.S. Exchange Holdings, Inc. provides marketing and sales services for Eurex Frankfurt AG.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached U.S. Exchange Holdings, Inc. Second A & R Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached U.S. Exchange Holdings, Inc. Second A & R Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors

Heike Eckert
Michael Peters
Officers
Michael Peters (President)
Vassilis Vergotis (Executive Vice President)
Mathias Michel (Treasurer)
Vassilis Vergotis (Secretary)
David Offutt (Asst. Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

D. U.S. Exchange LLC

1. *Name:* U.S. Exchange LLC
Address: 233 South Wacker Drive Ste 2450 Chicago Il 60606

2. *Form of Organization*: Limited Liability Company, 100% subsidiary of U.S. Exchange Holdings, Inc.

3. *Name of state and statute citation under which organized*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 24, 2003

4. *Brief description of nature and extent of affiliation:* U.S. Exchange LLC is owned 100% by U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions:* Holding company

6. *Copy of the constitution*: None available – this entity is dormant

7. *Copy of the articles of incorporation or association and amendments*: See attached U.S. Exchange LLC Certificate of Formation.

8. *Copy of existing by-laws:* None available.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*: None available – this entity is dormant

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

E. International Securities Exchange Holdings, Inc. ("ISE Holdings")

1. *Name:* International Securities Holdings, Inc.
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on November 16, 2004.

4. *Brief description of nature and extent of affiliation:* International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* The ISE Holdings is the holding company for International Securities Exchange, LLC, ISE Gemini, LLC and the Exchange. It does not operate a business.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached International Securities Exchange Holdings, Inc. Second A & R Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached International Securities Exchange Holdings, Inc. Second A & R Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors
Gary Katz
Andreas Preuß
Jeffrey Tessler

Officers
Gary Katz (President and Chief Executive Officer)
Tom A. Ascher (Chief Strategy Officer)

Lance Emmons (Finance and Administration Officer, Controller)
Michael Simon (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. International Securities Exchange, LLC ("ISE LLC")

1. *Name:* International Securities Exchange, LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on November 16, 2004.

4. *Brief description of nature and extent of affiliation:* International Securities Exchange, LLC is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* ISE LLC operates a registered national securities exchange. It currently offers options trading on underlying equity, ETF, index, and foreign currency options products.

6. *Copy of constitution:* See attached International Securities Exchange, LLC Second A & R Constitution.

7. *Copy of articles of incorporation or association and amendments:* See attached International Securities Exchange, LLC Certificate of Formation.

8. *Copy of existing by-laws:* See attached International Securities Exchange, LLC Third A & R LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors

The ISE, LLC Board of Directors currently has 15 members, eight of whom are non-industry public directors. The Chief Executive Officer of the ISE, LLC exchange is also on the board.

David Krell
Andreas Preuß
Gary Katz
Michael P. Monaco

Joseph B. Stefanelli
Jeffrey Tessler
Marcus Thompson
Kenneth A. Vecchione
Christianna Wood
Patrick Hickey
Eric Levine
Elizabeth R. Martin
Jonathan Rosen
Joseph Sellitto
Tyler Sorba

Officers

Gary Katz (President and Chief Executive Officer)
Thomas Ascher (Chief Strategy Officer)
Daniel Friel (Chief Information Officer)
Michael Simon (Chief Regulatory Officer, Secretary and General Counsel)
Boris Ilyevsky (Managing Director, ISE Options)
Robert Cornish (Chief Technology Officer)
Lance Emmons (Finance and Administration Officer, Controller)
Joseph W. Ferraro III (Deputy General Counsel, Legal Officer, and Assistant Secretary)
Jacqueline Gaillard (Human Resources Officer)
Jeanine Hightower (Business Development Officer)
Molly McGregor (Communications and Marketing Officer)
Thomas Reina (Technology Development Officer)
Russ Davidson (Surveillance Officer)
Claire McGrath (Compliance Officer)

Standing Committees

Compensation Committee
Mike Monaco
Joseph Stefanelli
Kenneth Vecchione

Corporate Governance Committee
Christianna Wood
David Krell
Andreas Preuß
Joseph Stefanelli
Kenneth Vecchione
Michael Monaco
Jeffrey Tessler
Marcus Thompson

Finance and Audit Committee
Christianna Wood
Jeffrey Tessler
Kenneth Vecchione
Michael Monaco
Marcus Thompson

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

G. ISE Gemini, LLC (formerly known as Topaz Exchange, LLC, "ISE Gemini")

1. *Name:* ISE Gemini, LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 30, 2012.

4. *Brief description of nature and extent of affiliation:* ISE Gemini is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* ISE Gemini operates a registered national securities exchange. It currently offers options trading on underlying equity, ETF, index, and foreign currency options products.

6. *Copy of constitution:* See attached ISE Gemini, LLC Constitution.

7. *Copy of articles of incorporation or association and amendments:* See attached ISE Gemini, LLC Amended Certificate of Formation.

8. *Copy of existing by-laws:* See attached ISE Gemini, LLC Second A & R LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors

The ISE Gemini Board of Directors currently has 15 members, eight of whom are non-industry public directors. The Chief Executive Officer of the ISE Gemini exchange is also on the board.

David Krell
Andreas Preuß
Gary Katz
Michael P. Monaco
Joseph B. Stefanelli
Jeffrey Tessler
Marcus Thompson
Kenneth A. Vecchione
Christianna Wood
Patrick Hickey
Eric Levine
Elizabeth R. Martin
Jonathan Rosen
Joseph Sellitto
Tyler Sorba

Officers
Gary Katz (President and Chief Executive Officer)
Thomas Ascher (Chief Strategy Officer)
Daniel Friel (Chief Information Officer)
Michael Simon (Chief Regulatory Officer, Secretary and General Counsel)
Boris Ilyevsky (Managing Director, ISE Options)
Robert Cornish (Chief Technology Officer)
Lance Emmons (Finance and Administration Officer, Controller)
Joseph W. Ferraro III (Deputy General Counsel, Legal Officer, and Assistant Secretary)
Jacqueline Gaillard (Human Resources Officer)
Jeanine Hightower (Business Development Officer)
Molly McGregor (Communications and Marketing Officer)
Thomas Reina (Technology Development Officer)
Russ Davidson (Surveillance Officer)
Claire McGrath (Compliance Officer)

Standing Committees

Compensation Committee
Mike Monaco
Joseph Stefanelli
Kenneth Vecchione

Corporate Governance Committee
Christianna Wood
David Krell
Andreas Preuß
Joseph Stefanelli

Kenneth Vecchione
Michael Monaco
Jeffrey Tessler
Marcus Thompson

Finance and Audit Committee
Christianna Wood
Jeffrey Tessler
Kenneth Vecchione
Michael Monaco
Marcus Thompson

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

H. Longitude LLC

1. *Name:* Longitude LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Limited Liability Company

3. *Name of state and statute citation under which organized:* Longitude LLC is a Delaware limited liability company duly organized on January 24, 2006.

4. *Brief description of nature and extent of affiliation:* Longitude LLC is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* Longitude LLC intends to license software and other intellectual property rights for pari-mutuel-based trading.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached Longitude LLC Certificate of Formation.

8. *Copy of existing by-laws:* See attached Longitude LLC A & R LLC Agreement.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

Board of Managers
Thomas A. Ascher
Joseph W. Ferraro III
Scott Shechtman

Officers
Thomas A. Ascher (President and Chief Executive Officer)
Joseph W. Ferraro III. (General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

I. ETC Acquisition Corp.

1. *Name:* ETC Acquisition Corp.
   Address: 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Corporation

3. *Name of state and statute citation under which organized:* ETC Acquisition Corp. is a Delaware corporation duly organized on April 3, 2002.

4. *Brief description of nature and extent of affiliation:* ETC Acquisition Corp. is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* ETC Acquisition Corp. facilitates the leasing of Competitive Market Maker (CMM) memberships on International Securities Exchange, LLC's options exchange.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached ETC Acquisition Corp. Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached ETC Acquisition Corp. Bylaws.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

Directors
- Gary Katz
- Michael J. Simon

Officers
- Gary Katz (President)
- Michael J. Simon (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

J. Longitude S.A.

1. *Name:* Longitude S.A.
   Address: 42 Avenue J.F. Kennedy, L-1855 Luxembourg, R.C.S. Luxembourg B 170031

2. *Form of Organization*: Société Anonyme

3. *Name of state and statute citation under which organized*: Longitude S.A. is a société anonyme duly organized on June 28, 2012 under the Law of Commercial Companies of 10 August 1915, as amended.

4. *Brief description of nature and extent of affiliation*: Longitude S.A. is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions*: Longitude S.A. intends to license software and other intellectual property rights for pari-mutuel-based trading.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached Longitude S.A. Articles of Incorporation.

8. *Copy of* existing *by-laws*: Not applicable

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar* functions:

   Board of Directors
   Thomas A. Ascher
   Scott Shechtman
   Marco Steeg
   Gabriele Fabry

   Officers
   Thomas A. Ascher (President and Chief Executive Officer)
   Scott Shechtman (Vice-Chairman)
   Michele Bierset (Daily Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Finnovation S.A.

1. *Name:* Finnovation S.A.

Address: 42 Avenue J.F. Kennedy, L-1855 Luxembourg, R.C.S. Luxembourg B 170031

2. *Form of Organization*: Société Anonyme

3. *Name of state and statute citation under which organized*: Finnovation S.A. is a société anonyme duly organized on 26 March 2008 under the Law of Commercial Companies of 10 August 1915, as amended.

4. *Brief description of nature and extent of affiliation*: Finnovation S.A. is 100% owned by Deutsche Börse AG. Deutsche Börse AG also indirectly (through various intermediary entities) owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions*: Finnovation S.A. owns the T7 software and related intellectual property rights, which it licenses to International Securities Exchange Holdings, Inc. by way of a written license agreement and maintenance agreement. International Securities Exchange Holdings, Inc. provides such software to its exchange subsidiaries, including International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC. In exchange for the license, International Securities Exchange Holdings, Inc. pays a license fee and maintenance fee to Finnovation S.A.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached Finnovation S.A. Articles of Incorporation.

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

   Board of Directors
   Gabriele Fabry
   Richard Green
   Rene Keller
   Uwe Schweickert
   Marco Steeg

   Officers
   Michèle Bierset (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Other Indirect Foreign Affiliates

An organizational chart of Affiliates owned by Deutsche Borse AG is attached, which includes an asterisk indicating which entities are Foreign Indirect Affiliates.

I General Provisions

§ 1 Name, Corporate Seat and Term

(1) The name of the Corporation is Deutsche Börse Aktiengesellschaft.

(2) The Corporation has its legal seat in Frankfurt/Main.

(3) The Corporation has been established for an undefined period of time.

§ 2 Objectives of the Corporation

(1) The objectives of the Corporation are

a) the operation of exchanges, including but not limited to stock exchanges, subject to applicable laws and regulations;

b) services for the design, development and implementation of electronic data processing in areas including but not limited to stock exchange transactions, the securities business of financial institutions and the settlement thereof and, furthermore, the collection, processing and sale of financial information;

c) the provision of support services to undertakings engaged in the stock exchange and securities business which shall include, but not be limited to, the provision of central services to such undertakings in relation to all activities thereof.

(2) The Corporation may acquire, dispose of, develop, lease, rent out or employ for third parties any hardware and software and all facilities related thereto.

(3) The Corporation may transact any business, take any action and perform any other acts, which appear to be directly or indirectly necessary, suitable or useful to achieve the corporate objecttives. The Corporation may acquire and dispose of real estate, establish branches within and outside Germany and participate in, establish or acquire any undertakings of the same or a similar kind or, by way of exception, of a different kind. Furthermore, the Corporation may enter into intra-Group agreements and joint ventures.

(4) The Corporation shall be subject to confidentiality requirements as are customary in the banking industry.

§ 3 Official Announcements and Information

(1) Official announcements of the Corporation will be published in the Federal Gazette *(Bundesanzeiger)*.

(2) Information to the holders of authorized securities of the Corporation can also be provided by means of remote electronic data transmission.

II Share Capital and Shares

§ 4 Division and Amount of Share Capital

(1) The share capital of the Corporation is EUR 193,000,000.00 (in words: EUR one hundred ninety three million) and is divided into 193,000,000 registered shares with no par value. The registered shares shall be listed in a share ledger to

be maintained by the Corporation, specifying the name, date of birth and address of the shareholder as well as the amount of shares or the number of each share.

(2) The Corporation shall be entitled to issue collective certificates for several shares. The shareholder shall not be entitled to an individual certificate of its shares unless the rules and regulations of an exchange on which the share is listed for trading require such evidence by document. Share certificates shall be provided with the signature of two members of the Executive Board in original or produced in mechanic facsimile. In all other respects the form of share certificates, dividend coupons and renewal coupons shall be determined by the Executive Board with the approval of the Supervisory Board.

(3) Subject to the Supervisory Board's consent, the Executive Board is authorized to increase the share capital on one or more occasions until 11 May 2016 by up to a total of EUR 5,200,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorized Capital I). The shareholders shall be granted subscription rights in this respect.

Subject to the consent of the Supervisory Board, the Executive Board is authorized, however, to exclude subscription rights if the capital increase against contributions in kind is implemented for the purpose of acquiring companies, parts of companies, equity interests in companies or other assets.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain banks to be specified by the Executive Board or companies operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (Gesetz über das Kreditwesen - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(4) The Executive Board is authorized, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 26 May 2015 by up to a total of EUR 27,800,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorized Capital II). The shareholders shall be granted subscription rights.

However, the Executive Board is authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights in the event of cash capital increases if the issue price of the new shares does not fall substantially below the quoted price of the shares and the shares issued under the exclusion of shareholders' subscription rights in accordance with section 186 (3) sentence 4 AktG do not exceed a total of 10% of the Corporation's share capital either at the point in time at which the authorization becomes effective by virtue of the amendment to the Articles of Incorporation being recorded in the commercial register or at the time at which the authorization is exercised. All shares issued or sold in direct or analogous application of section 186 (3) sentence 4 AktG during the period in which this authorization is effective until the point in time at which it is exercised shall be included in the calculation of the aforementioned 10% limit.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights to new shares for a pro rata amount of the share capital of up to a total of EUR 3,000,000.00 in order to issue the new shares to employees of the Corporation, or affiliated companies within the meaning of sections 15 et seq. of the AktG, excluding members of the Executive Board and the management of affiliated companies. These shares shall be issued either directly, or indirectly subsequent to their subscription by a credit institution and repurchase by the Corporation.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights, provided the capital increase is implemented against contributions in kind for the purposes of acquiring companies, parts of companies or equity interests in companies or other assets.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Executive Board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (*Gesetz über das Kreditwesen* - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(5) The Executive Board is authorized, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 26 May 2015 by up to a total of EUR 19,500,000.00 by issuing new registered no-par value shares against cash contributions (Authorized Capital III). The shareholders shall be granted subscription rights. However, the Executive Board is authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Executive Board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (*Gesetz über das Kreditwesen* - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(6) Subject to the Supervisory Board's consent, the Executive Board is authorised to increase the share capital on one or more occasions until 15 May 2017 by up to a total of EUR 6,000,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorised Capital IV). The shareholders shall be granted pre-emptive subscription rights in this respect unless the Executive Board exercises the authorisation granted to it and excludes shareholder subscription rights with the consent of the Supervisory Board. The Executive Board is authorised to exclude fractional amounts from shareholders' pre-emptive subscription rights with the consent of the Supervisory Board. Furthermore, the Executive Board is authorised to exclude shareholders' pre-emptive subscription rights with the consent of the Supervisory Board for purposes of issuing up to 900,000 new shares each financial year to members of the Executive Board and employees of the Company, as well as to members of the Executive Boards/management and employees of affiliated companies within the meaning of §§ 15 et seq. AktG. The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price. Shares issued to members of the Executive Board and employees of the Company, as well as to members of the Executive Boards/management and employees of affiliated companies within the meaning of §§ 15 et seq. AktG carry full dividend rights for the financial year in which they were issued..

III Corporate Constitution

§ 5 Corporate Bodies

The corporate bodies of the Corporation are the Executive Board, the Supervisory Board and the Shareholders' Meeting.

A. The Executive Board

§ 6 Composition, Chairman, Standing Rules of Procedure

(1) The Executive Board of the Corporation shall consist of at least two members. The number of the members of the Executive Board will be determined by the Supervisory Board. An appointment of deputy members of the Executive Board is admissible.

(2) The Supervisory Board shall appoint one member of the Executive Board as chairman.

(3) The Supervisory Board shall adopt Standing Rules of Procedure for the Executive Board.

§ 7 Representation, Management

(1) The Corporation is legally represented by two members of the Executive Board acting jointly or by one member of the Executive Board acting jointly with a Prokurist (senior corporate officer).

(2) The Executive Board shall conduct the affairs of the Corporation in accordance with applicable law, these Articles of Incorporation and the Standing Rules of Procedure.

(3) The Supervisory Board may release individual or all members of the Executive Board from the restrictions under Section 181 of the German Civil Code ("BGB") to the effect that they will be allowed to enter into legal transactions with the Corporation as agents of third parties.

§ 8 Advisory Boards

(1) For purposes of advising the Executive Board the Corporation may establish one or several advisory boards.

(2) The members of the advisory boards shall be appointed by the Executive Board for a term of three years, subject to the prior approval of the Supervisory Board. The appointments shall be renewable. The Executive Board will determine the responsibilities for each advisory board and shall adopt Standing Rules of Procedure for the advisory board, which shall, in particular, stipulate the number of the members of the respective advisory board. The advisory board shall from among its members elect a chairman and two vice chairmen.

B. The Supervisory Board

§ 9 Composition, Term of Office

(1) The Supervisory Board comprises 18 members. Such members shall be elected for a term of office ending at the closing of the General Shareholders' Meeting which votes on the approval for the second fiscal year after the commencement of the term of office, not including such fiscal year in which the term of office has commenced. The General Shareholders' Meeting may set a shorter term of office for one or several shareholder representatives.

(2) No more than two former members of the Executive Board of the Corporation may be members of the Supervisory Board.

(3) If a member of the Supervisory Board ceases to be a member prior to the expiration of his term of office, a new member shall be co-opted for the remaining term of office of the withdrawing member.

§ 10 Resignation from Office

Any member of the Supervisory Board may, for cause or otherwise, resign from office by giving one month's written notice to the Executive Board.

§ 11 Constitution

Immediately after the General Shareholders' Meeting at which the election has been made of all Supervisory Board members to be elected by such Shareholders' Meeting, a Supervisory Board meeting shall be held without any notice having to be given of such meeting. At such meeting, which shall be chaired by the shareholders' Supervisory Board member most senior by age, the Supervisory Board shall from among its members elect a chairman and one vice-chairman for the term of office determined in Art. 9. If the chairman or his vice-chairman should withdraw from such office prior to the expiration of the relevant term, then the Supervisory Board shall elect a substitute for the remaining term of office of the withdrawing member.

§ 12 Duties

(1) The Supervisory Board shall be responsible for the appointment of the members to the Executive Board and the revocation of such appointment.

(2) The Supervisory Board shall determine the types of transactions with respect to which the Executive Board, without prejudice to its authority to represent the Corporation legally, shall obtain the prior approval of the Supervisory Board.

(3) The Supervisory Board may adopt its own Standing Rules of Procedure and may establish committees.

(4) The Supervisory Board is authorized to make amendments to the Articles of Incorporation to the extent that they affect only the wording thereof.

§ 13 Meeting, Resolutions, Minutes, Remuneration

(1) The Supervisory Board shall meet at least twice in each six-month period. The meeting shall be convoked by the Chairman of the Supervisory Board.

(2) The Supervisory Board has quorum if at least half of the members comprising it in accordance with the law and the Articles of Incorporation participate in a resolution to be voted upon. Unless mandatory law provides to the contrary, resolutions of the Supervisory Board will be adopted by a simple majority of the votes cast. The foregoing shall also apply to elections. In case of an equality of votes the chairman shall have the decisive vote.

(3) Resolutions may also be adopted by written vote, telephone or cable as well as by fax or e-mail as the chairman may have directed provided that no member of the Supervisory Board objects to such a procedure within the time limit specified by the Chairman.

(4) Any proceedings and resolutions of the Supervisory Board shall be recorded in minutes which shall be signed by the chairman.

(5) The members of the Supervisory Board shall receive a fixed annual remuneration of EUR 70,000.00. This remuneration shall be increased to EUR 170,000.00 for the Chairman of the Supervisory Board and to EUR 105,000.00 for the Deputy Chairman.

(6) Members of Supervisory Board committees shall receive an additional fixed annual remuneration of EUR 30,000.00 for each committee membership, and members of the Audit Committee shall receive an additional fixed annual remuneration of EUR 35,000.00. The remuneration stipulated in the foregoing sentence shall be increased to EUR 40,000.00 for committee chairpersons, and to EUR 60,000.00 for the chairman of the Audit Committee.

(7) If a Supervisory Board member participates in multiple committees, the remuneration for their activities shall not exceed that for the two most highly remunerated committees in which they participate.

(8) Members of the Supervisory Board who only sit on the board for part of any given fiscal year shall receive one twelfth of the fixed remuneration under section 5 and any committee remuneration under section 6 for each commenced month of membership. Section 7 shall apply accordingly.

(9) The remuneration set out in sub-sections 5, 6 and 7 above shall be due for payment after the Shareholders' Meeting, which is presented with or approves the consolidated annual financial statements for the remuneration year.

(10) The members of the Supervisory Board shall also receive a refund of their cash expenses and of the statutory VAT applicable to the Supervisory Board and committee remuneration.

C. Shareholders' Meetings

§ 14 Place

Shareholders' Meetings shall be held at the seat of the Corporation.

§ 15 Calling of the Meeting

Unless other persons are authorized by law to do so, the Shareholders' Meetings shall be convened by the Executive Board or the Supervisory Board. To the extent that no shorter period is admissible by law, the convocation of the Shareholders' Meeting must be published in the electronic Federal Gazette (*Bundesanzeiger)* no less than 30 days prior to the conclusion of the date by which shareholders are required under section 16 (1) of the Articles of Incorporation of the Corporation to register to attend the Shareholders' Meeting. The date on which the convocation was published shall not be included in this 30-day period. This does not exclude any other forms of convocation permitted by law.

§ 16 Attendance, Voting Rights

(1) The right to participate in and vote at the Shareholders' Meeting is extended to all shareholders having registered in due time whose shares are registered in the share ledger. The Corporation must receive the registration at the address indicated in the notice of convocation no less than six days prior to the Shareholders' Meeting, whereby the date on which the registration is received is not included in these six days. Registration must be submitted in writing, by fax or in any other manner as stipulated by the Corporation in the notice of convocation of the Shareholders' Meeting.

(2) Each no-par value share shall entitle the holder thereof to cast one vote at a Shareholders' Meeting.

(3) Voting rights may be exercised by proxy. Power of attorneys must be granted in textform, unless a less stringent form is stipulated by law.

(4) The Executive Board is authorized to provide that shareholders are able to participate in the Annual General Meeting in absentia and without appointing a proxy, and to exercise all or some of their rights, in part or in full, via electronic means of communication. The Executive Board is also authorized to stipulate in further detail the conditions of participating in the Annual General Meeting and exercising rights in accordance with sentence 1. Such conditions shall be communicated at the time the Annual General Meeting is convened.

(5) The Executive Board is authorized to provide that shareholders are able to exercise their right to vote at the Annual General Meeting in absentia, either in writing or via electronic means of communication (postal ballot). The Executive Board is also authorized to stipulate in further detail the conditions of voting by postal ballot in accordance with sentence 1. Such conditions shall be communicated at the time the Annual General Meeting is convened.

§ 17 Chairman, Broadcast of the Shareholders' Meeting

(1) Shareholders' Meetings shall be chaired by the chairman of the Supervisory Board, one of his vice-chairmen or any other member of the Supervisory Board to be appointed by the Supervisory Board (Chairman of the Meeting).

(2) The Chairman of the Meeting may determine an order of the items of discussion in deviation from the agenda set out in the notice of the meeting. He shall also determine the method and form of any voting.

(3) The chair of the Annual General Meeting is authorized to limit the time in which shareholders are entitled to make statements and ask questions. In particular, he/she is authorized, either at the beginning or during the course of the Annual General Meeting, to set an appropriate period of time for the entire Annual General Meeting, for an individual agenda item or for individual statements or questions.

(4) The Executive Board may permit the audiovisual transmission of the Shareholders' Meeting.

§ 18 Adoption of Resolutions

(1) Unless mandatory rules of the Stock Corporation Act provide to the contrary, resolutions of the Shareholders' Meeting will be adopted with simple majority of the votes cast. To the extent that the Stock Corporation Act, for purposes of a resolution, prescribes in addition an approving majority of the share capital represented at the meeting, a simple majority of the share capital so represented shall be sufficient subject to admissibility by law.

(2) If, in any election at a Shareholders' Meeting, a simple approving majority is not attained on the first ballot, a second ballot shall be made from a shortlist of such two candidates who have received the largest number of votes. In case of a tie the decision shall be made by drawing lots.

IV Annual Financial Statements, Appropriation of Profits

§ 19 Fiscal Year

(1) The fiscal year of the Corporation is the calendar year.

(2) Within the first three months of the fiscal year the Executive Board shall prepare the annual balance sheet, profit and loss statement including the notes thereto as well as the management report with respect to the immediately preceding fiscal year and submit these documents without undue delay to the Supervisory Board together with the proposal to the Shareholders' Meeting for the appropriation of net retained profits. The Supervisory Board shall deliver its report to the Executive Board within one month following receipt of the documents referred to hereinbefore.

(3) The annual financial statements, the management report, the report of the Supervisory Board and the proposal for the appropriation of net retained profits shall be submitted to the Shareholders' Meeting not later than within the first eight months of the new fiscal year.

(4) The Shareholders' Meeting shall, within the first eight months of the fiscal year, decide on the approval of the acts of the Executive Board and of the Supervisory Board, the appropriation of net retained profits, the appointment of the auditor and, to the extent provided for by law, on the approval of the annual financial statements.

§ 20 **Appropriation of Profits, Entitlement to Share in Profits**

(1) The resolution adopted by the Shareholders' Meeting with respect to the appropriation of net retained profits shall separately reflect the following items:

a) the amount of net retained profits

b) the amount to be distributed to the shareholders

c) the amounts to be allocated to the revenue reserves

d) the amount of retained profits, if any

e) the amount of additional expenses, if any, incurred as a result of the resolution.

(2) Unless the Shareholders' Meeting resolves otherwise, the shares of the shareholders in the profits will be distributed to the shareholders in proportion to their share capital contributions.

(3) In the event that any share capital contributions were not made until within the given fiscal year the beginning of the entitlement to a share in the profits may be determined in deviation from section 60 (2) of the Stock Corporation Act.

V Organizational Expenses

§ 21 **Organization Expenses**

The total organizational expenses amounting to approximately EUR 7,669.38 shall be borne by the Corporation.

– Convenience Translation –

As amended on September 14, 2012
(shareholders' resolution of the amendments to the Articles of Incorporation)

EUREX FRANKFURT AKTIENGESELLSCHAFT

ARTICLES OF INCORPORATION

I.
General Provisions

§ 1
Name, Corporate Seat and Term

(1) The name of the Company is
EUREX Frankfurt Aktiengesellschaft.

(2) The Company's registered office is in Frankfurt am Main.

(3) The Company is established for an unlimited period of time.

§ 2
Objectives of the Corporation

(1) The objectives of the Corporation are

a) the operation of exchanges, notably securities exchanges in accordance with statutory provisions including electronic exchanges for derivatives trading (in particular options and financial futures), performing the function of a clearing house including the operation of a clearing system for physical and monetary settlement of transactions;

b) planning, development and execution of electronic data processing, in particular in the stock exchange business, clearing business and securities business of banks as well as gathering, processing and distributing data relating to securities and/or derivatives;

c) providing support services to companies active in exchange, clearing and securities business, in particular by performing central services in all areas of activity for the companies in question.

(2) The Corporation may acquire, sell, develop, rent or lease out hardware and software and all accompanying facilities, or use such hardware, software or accompanying facilities for third parties.

(3) The Corporation may conduct transactions, implement measures and take other action that appears directly or indirectly necessary, suitable or useful in order to achieve the Corporation's purpose. In particular, it may buy and sell real property, establish branch offices in Germany and abroad; hold interests in, establish or acquire companies of the same or a related type or in special cases even of another type. Moreover, the Corporation may conclude affiliation agreements (*Unternehmensverträge*) and cooperation agreements.

(4) The Corporation is subject to the standard confidentiality requirements for the banking industry.

(5) EUREX is a registered trademark of Deutsche Börse AG.

§ 3
Announcements

Announcements of the Corporation shall be published in the Federal Gazette (*Bundesanzeiger*).

II.

Share Capital and Shares

§ 4

Amount and Division of Share Capital

(1) The share capital of the Corporation is EUR 6,000,000.00 (in words: EUR six million) and is divided into 6,000,000 registered shares with no par value. The shareholders shall be recorded in a share register to be kept by the Corporation.

(2) The shares may only be transferred with the Corporation's approval.

III.

Organisation of the Corporation

§ 5

Corporate Bodies

The corporate bodies are the Executive Board, the Supervisory Board and the Shareholders' Meeting.

A.

The Executive Board

§ 6

Composition, Rules of Procedure

(1) The Corporation's Executive Board comprises one or more members. The number of Executive Board members is determined by the Supervisory Board. Deputy Executive Board members may be appointed.

(2) The Supervisory Board may adopt rules of procedure for the Executive Board.

§ 7

Representation, Management

(1) The Corporation is legally represented by two members of the Executive Board or by one member of the Executive Board together with a registered agent holding a general power of attorney with a statutorily defined scope (*Prokurist*). If the Corporation has only one Executive Board member it is legally represented by this member alone.

(2) The Executive Board manages the Corporation in accordance with the law, the articles of incorporation and by-laws, and – to the extent use was made of the option under § 6 (2) – the rules of procedure.

§ 8

Advisory Board

The Corporation may establish one or several Advisory Boards.

B.
Supervisory Board

§ 9
Composition, Term of Office

The Supervisory Board consists of twelve members. The Supervisory Board consists of only nine members up to and including 31 December 2004. Unless a shorter term of office is determined upon their election, the members of the Supervisory Board are elected to serve until the end of the Shareholders' Meeting which resolves upon the ratification of the actions of the Supervisory Board for the fourth business year following the beginning of their term of office. The business year in which the term of office begins is not included. If a Supervisory Board member resigns from office before completing his term, the Supervisory Board is to hold a by-election to determine a replacement member for the remainder of the term of the member who left.

§ 10
Resignation from Office

Any member of the Supervisory Board may, even without cause, resign from office by giving one month's written notice to the Executive Board. The chairman of the Executive Board can agree to a shortening of the notice period. If he is unable to do so, the Deputy Chairman is responsible for this task.

§ 11
Constitution

A Supervisory Board meeting that does not require a special invitation shall be held following the Shareholders' Meeting in which all Supervisory Board members to be elected by the Shareholders' Meeting have been newly elected. The oldest Supervisory Board member from among those who are shareholders shall chair this meeting, during which the Supervisory Board shall elect a chairman and his deputy for the term of his office as prescribed in § 9, from amongst its members. If the chairman or his deputy resign from office before completing their term of office, the Supervisory Board is to hold a by-election to determine a replacement for the remainder of the term of the resigning member.

§ 12

Duties

(1) The appointment and discharge of Executive Board members is the responsibility of the Supervisory Board.

(2) Notwithstanding Executive Board authorization to represent the Corporation in business dealings, the Supervisory Board may determine the transactions for which the Executive Board requires its prior approval.

(3) The Supervisory Board may adopt rules of procedure and form committees.

(4) The Supervisory Board is authorized to make amendments to the articles of incorporation and by-laws that only affect the wording.

§ 13

Meetings, Resolutions, Minutes

(1) Notwithstanding section 110 of the German Stock Corporation Act (*Aktiengesetz*), the Chairman may convene Supervisory Board meetings if necessary.

(2) Resolutions may also be passed in writing, by telex, telephone, or telegram if the chairman has requested votes be cast in this manner and no member of the Supervisory

Board has objected to this procedure.

(3) Minutes, which are to be signed by the chairman, are to be taken of the Supervisory Board's discussions and resolutions.

C.
The Shareholders' Meeting

§ 14
Place

The Shareholders' Meeting shall be held at the Corporation's registered office.

§ 15
Calling of the Meeting

The Executive Board or the Supervisory Board shall convene the Shareholders' Meeting. The meeting must be convened at least one month prior to the date on which it is to be held, not counting the day on which it is announced, the day on which the invitation is sent and the day of the meeting itself.

§ 16
Participation/Voting Rights

(1) All shareholders may participate in the Shareholders' Meeting. The shareholders identify themselves by referring to the Corporation's share register.

(2) Each no-par value share carries one vote at the Shareholders' Meeting.

§ 17
Chairman of the Meeting

(1) The Chairman of the Supervisory Board, or, if he is prevented, his deputy or any other person to be determined by the Shareholders' Meeting (chairman of the meeting), is to chair the Shareholders' Meeting.

(3) The chairman of the meeting may decide on a different order of the agenda items to be discussed. He shall furthermore determine the manner of voting.

§ 18
Adoption of Resolutions

(1) Resolutions of the Shareholders' Meeting are adopted with a simple majority of the votes cast, unless mandatory provisions of the German Stock Corporation Act specify otherwise. To the extent that the Stock Corporation Act specifies that resolutions be adopted by a majority of the share capital represented at the adoption of said resolutions, a simple majority of share capital represented suffices, insofar as this is permissible by law.

(2) If, in elections by the Shareholders' Meeting, a simple majority is not achieved during the first round of voting, a second run-off election shall be held between the two individuals who received the most votes. In the event of a tie, lots shall be drawn.

IV.

Annual Financial Statements, Appropriation of Profit

§ 19

Fiscal Year

The Corporation's fiscal year is the calendar year. The first fiscal year is an abridged fiscal year and ends on 31 December 1998.

§ 20

Entitlement to Dividends

If contributions have been made to the share capital during the course of the fiscal year, the beginning of entitlement to dividends may deviate from § 60 (2) of the Stock Corporation Act.

V.

Formation Expenses

§ 21

Formation Costs

The Corporation bears the costs related to formation (notary and legal fees, publication costs as well as the costs for the audit of the formation) with a total limit of approximately EUR 40,903.35

VI.
Exemption from Prohibitions on Competition

§ 22
Opening Clause

The Shareholders' Meeting is authorized to exempt, by resolution, individual or all shareholders or Executive Board members from the non-competition clause either fully or limited to specific cases. In such case, these individuals are authorized, directly or indirectly, in their own name or in the name of a third party, for their own or for third-party account, either directly or through an intermediary, to enter into competition with the Corporation, to work for a competitor or to hold interests in a competitor corporation. The Shareholders' Meeting resolution must stipulate further details (e.g. definition of activities, remuneration agreement) of the exemption to the non-competition clause.

----

1. **Anzahl der bisherigen Eintragungen:**

   51

2. **a) Firma:**

   EUREX Frankfurt Aktiengesellschaft

   b) Sitz, Niederlassung, inländische Geschäftsanschrift, empfangsberechtigte Person, Zweigniederlassungen:

   Frankfurt am Main
   Geschäftsanschrift: Mergenthalerallee 61, 65760 Eschborn

   c) Gegenstand des Unternehmens:

   Der Betrieb von Börsen, insbesondere von Wertpapierbörsen nach Maßgabe der gesetzlichen Bestimmungen einschließlich der elektronischen Börsen für Termingeschäfte (insbesondere Optionen und Financial Futures), die Wahrnehmung der Aufgaben eines Clearing-Hauses einschließlich des Betriebs eines Clearing-Systems für die geld- und stückmäßige Abwicklung der Geschäfte; die Planung, Entwicklung und Durchführung elektronischer Datenverarbeitung, insbesondere im Bereich des Börsengeschäfts, Clearing-Geschäfts und des Wertpapiergeschäfts der Kreditinstitute einschließlich dessen Abwicklung sowie Sammlung, Verarbeitung und der Vertrieb von auf Wertpapiere und/oder Derivate bezogenen Informationen; die Erbringung von unterstützenden Dienstleistungen für mit dem Börsen-, Clearing- und Wertpapiergeschäfts befaßte Unternehmen, insbesondere durch Wahrnehmung zentraler Dienste in sämtlichen Tätigkeitsbereichen für die betroffenen Unternehmen.

3. **Grund- oder Stammkapital:**

   6.000.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

   Ist nur ein Vorstandsmitglied bestellt, so vertritt es die Gesellschaft allein. Sind mehrere Vorstandsmitglieder bestellt, so wird die Gesellschaft durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

   b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:

   Vorstand: Dr. Book, Thomas, Hörstel, *18.06.1971
   Vorstand: Katz, Gary, New York/ USA, *22.10.1950
   Vorstand: Peters, Michael, Frankfurt am Main, *11.08.1963
   Vorstand: Preuß, Andreas, Beaconsfield, Buckinghamshire HP9 2BU/ Großbritannien, *22.06.1956
   Vorstand: Reitz, Peter, Frankfurt am Main, *16.09.1965

   Vertretungsberechtigt gemeinsam mit einem anderen Vorstandsmitglied oder einem Prokuristen:
   Vorstand: Bradley, Brendan, Woodfort Green, Großbritannien, *19.06.1964
   Vorstand: Dinc, Mehtap, Königstein im Taunus, *08.07.1967

5. **Prokura:**

Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen:
Backes, Edward, Ortenberg-Bleichenbach, *11.10.1962
Bendixen, Thomas, Frankfurt am Main, *16.06.1961
Deierling, Patrick, Frankfurt am Main, *09.12.1964
Eckert, Heike, Evanston, Illinois, USA, *11.09.1968
Dr. Eholzer, Wolfgang, Oberusel, *07.02.1966
Fernandez Martinez, Felix, Frankfurt am Main, *01.12.1962
Dr. Gebhardt, Cord, Kelkheim, *21.01.1964
Graulich, Matthias, Königstein, *15.03.1974
Hachmeister, Jens, Frankfurt am Main, *26.01.1972
Haderup, Oliver, Frankfurt am Main, *25.04.1968
Hartmann, Daniel, Lufingen/ Schweiz, *24.01.1968
Heath, Stuart, Westerham/ Großbritannien, *17.04.1966
Heinrich, Udo, Niedernhausen, *13.03.1965
Heizmann, Richard, Dietzenbach, *13.07.1962
Hillen, Jürgen, Karben, *02.09.1963
Höptner, Georg Alexander, Frankfurt, *24.11.1970
Jenkins, Grant, Sutton/ Großbritannien, *30.01.1973
Jordan, Vera, Bad Soden am Taunus, *01.03.1968
Karbe, Ernst, Berikon/Schweiz, *22.11.1955
Knobbe, Tobias, Oberursel (Taunus), *30.06.1973
Knoblauch, Stefan, Friedrichsdorf-Köppern, *12.11.1970
Kraus, Christoph, Sulzbach, *21.02.1972
Köhler, Steffen, Oberursel (Taunus), *08.05.1969
Lehl, Christoph, Griesheim, *02.01.1968
Leonhard, Ralf, Schwalbach, *25.06.1970
Mack, Bernd, Langgöns, *08.12.1961
Mai, Stefan, Kronberg, *03.08.1974
Martini, Juan, Dürnten/ Schweiz, *05.07.1961
Merz, Alfred, Hausen/Schweiz, *07.02.1962
Morganti, Flavio, Bülach/ Schweiz, *07.01.1973
Norris, Lisa, Frankfurt am Main, *16.11.1960
Regan, Elizabeth, Frankfurt am Main, *31.01.1967
Reinhold, Simone, Neu-Anspach, *24.10.1965
Dr. Roeckl-Schmidt, Sabine, Oberursel (Taunus), *19.03.1965
Dr. Roth, Randolf, Suhl, *16.06.1969
Dr. Sauermann, Sabine, Frankfurt, *27.09.1973
Schlentrich, Barbara, Wiesbaden, *08.06.1971
Schmaltz, Gottfried, Frankfurt, *06.04.1965
Schmitz-Lau, Nikolas, Konz, *06.04.1968
Schuster, France, Hammersbach, *27.02.1967
Schweickert, Uwe, Frankfurt, *30.06.1971
Schwind, Thilo, Bad Vilbel, *09.11.1963
Schwinn, Roland, Rösrath, *25.04.1964
Stürtz, Holger, Frankfurt am Main, *25.06.1969
Thompson, Marcus, Frankfurt am Main, *23.08.1963
Urban, Nadja, Gießen, *17.05.1968

Dr. Vollrath, Robert, Bad Soden, *15.04.1974
Vossmann, Oliver, Frankenthal, *22.11.1964
Wahl, Thomas, Kelkheim, *20.09.1965
Weber, Frank, Eltville am Rhein, *18.02.1968
Wißbach, Thomas, Langgöns, *11.11.1962
Zickwolff, Marcus, Neu-Anspach, *01.08.1963
Dr. Zinser, Martin P. J., Kronau, *06.03.1966

6. **a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag:**

Aktiengesellschaft
Satzung vom 24.08.1998
Zuletzt geändert durch Beschluss vom 14.09.2012

b) Sonstige Rechtsverhältnisse:

Die Gesellschaft hat mit Zustimmung der Hauptversammlung vom 26.11.1998 als Käuferin mit der Deutsche Börse Terminmarkt GmbH, Frankfurt am Main, eingetragen im Handelsregister des Amtsgerichts Frankfurt am Main unter HRB 44276, als Verkäuferin am 13.10.1998 einen Aktienkauf- und Abtretungsvertrag geschlossen.
Zwischen der Gesellschaft und der EUREX Clearing AG in Frankfurt am Main als beauftragte Gesellschaft ist am 18.11.1998 ein Geschäftsbesorgungsvertrag abgeschlossen, dem die Hauptversammlung durch Beschluss vom 26.11.1998 zugestimmt hat.

7. **a) Tag der letzten Eintragung:**

17.02.2014

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "U.S. EXCHANGE HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF JULY, A.D. 2010, AT 4:49 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

3651073 8100

100773424


SECRETARY'S OFFICE
DELAWARE



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 8134835

DATE: 07-26-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:49 PM 07/26/2010
FILED 04:49 PM 07/26/2010
SRV 100773424 - 3651073 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

U.S. EXCHANGE HOLDINGS, INC.

July 26, 2010

The name of the corporation is U.S. Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on April 24, 2003 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name U.S. Exchange Holdings, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 24, 2003 and was amended and restated on December 19, 2007 (as amended and restated, the "**Original Certificate**"). This Second Amended and Restated Certificate of Incorporation of the Corporation (this "**Restated Certificate**") is being filed pursuant to Sections 242 and 245 of the Delaware General Corporation Law, and restates, integrates and amends the Original Certificate.

FIRST: The name of the Corporation is U.S. Exchange Holdings, Inc.

SECOND: The registered office of the Corporation is to be located at 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 100,000 shares of common stock and the par value of each such share is $0.01.

FIFTH: The board of directors of the Corporation (the "**Board of Directors**") may make bylaws and from time to time may alter, amend or repeal bylaws.

SIXTH: Unless and except to the extent that the bylaws of the Corporation (the "**Bylaws**") shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: The following provision is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

> In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to exercise all corporate powers and do all acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the statutes of the State of Delaware and of this Restated Certificate and the Bylaws in effect at the time of such action; *provided, however,* that no bylaws adopted shall invalidate any prior act of the directors that would have been valid if such bylaw had not been made.

EIGHTH: The Corporation shall, in accordance with the Bylaws and to the fullest extent permitted by Section 145 of the DGCL, as each may be amended from time to time, indemnify all Persons whom it may indemnify pursuant thereto. As used in this Restated Certificate, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

NINTH: To the fullest extent that the DGCL, as it may be amended from time to time, permits the limitation or elimination of liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except when such liability is imposed (i) directly or indirectly as a result of a violation of the federal securities laws, (ii) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (iii) for any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iv) pursuant to Section 174 of the DGCL or (v) as a result of any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article NINTH shall apply or have any affect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

TENTH: In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall, to the extent such director is involved in the activities of one or more national securities exchanges controlled, directly or indirectly, by the Corporation (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Corporation ("ISE, LLC"), EDGA Exchange, Inc., a Delaware corporation, and EDGX Exchange, Inc., a Delaware corporation, or facility thereof, take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility thereof, to carry out its responsibilities under the Securities Exchange Act of 1934 (the "**Exchange Act**"), and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof, and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer, or employee shall, to the extent such director, officer, or employee is involved in the activities of a Controlled National Securities Exchange, or facility thereof, comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Controlled National Securities Exchange pursuant to its respective regulatory authority and the United States Securities and Exchange Commission (the "**Commission**"). Nothing in this Article TENTH shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Article TENTH.

ELEVENTH: The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange pursuant to its regulatory authority and the Commission and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange pursuant to its respective regulatory authority and the Commission with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

TWELFTH: For so long as the Corporation shall directly or indirectly control a Controlled National Securities Exchange, or facility thereof, the Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the Controlled National Securities Exchange and to the Controlled National Securities Exchange's obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors of the Controlled National Securities Exchange relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the Controlled National Securities Exchange to carry out its responsibilities under the Exchange Act.

THIRTEENTH: For so long as the Corporation shall directly or indirectly control a Controlled National Securities Exchange, the Corporation shall take reasonable steps necessary to cause International Securities Exchange Holdings, Inc. ("**ISE Holdings**"), a Delaware corporation and a wholly-owned subsidiary of the Corporation, to be in compliance with the Ownership Limits and the Voting Limits, as such terms are defined in Article FOURTH, Section III of the certificate of incorporation of ISE Holdings. If any Person, either alone or together with its Related Persons, at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, 10%, 15%, 20%, 25%, 30%, 35%, or 40% or more of the then-outstanding shares in the Corporation, the Corporation shall, as soon as practicable, give written notice of such ownership to the board of directors of each Controlled National Securities Exchange and to the International Securities Exchange Trust, a statutory trust formed under the laws of the state of Delaware, as provided in that certain Amended and Restated Trust Agreement, dated as of February 4, 2010, among the Corporation, ISE Holdings, Wilmington Trust Company, as Delaware Trustee, Sharon Brown-Hruska, as Trustee, Robert Schwartz, as Trustee and Heinz Zimmermann, as Trustee, which notice shall state (A) such Person's full legal name, (B) such Person's title or status and the date on which such title or status was acquired, (C) such Person's approximate ownership interest in the Corporation, and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. As used in this Restated Certificate, the term "**Related Persons**" shall mean (1) with respect to any Person, any executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member, as applicable, and all "**affiliates**" and "**associates**" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member of the Controlled National Securities Exchange (as such term is defined in Section 3(a)(3)(A) of the Exchange Act)("**Member**"), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term "beneficially owned", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

FOURTEENTH: All confidential information pertaining to the self-regulatory function of a Controlled National Securities Exchange, or facility thereof (including, but not limited to, confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Controlled National Securities Exchange, or facility thereof that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (i) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (iii) not be used for any commercial purposes. Nothing in this Restated Certificate of Incorporation shall be interpreted as to limit or impede: (A) the rights of the Commission or the Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder; or (B) the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Controlled National Securities Exchange.

[Remainder of the page intentionally left blank]

FIFTEENTH: For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of the Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books and records are related to, or such officers, directors and employees are involved in, the activities of the Controlled National Securities Exchange, or facility thereof. The Corporation's books and records relating to the activities of a Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and the Controlled National Securities Exchange. The Corporation's books and records related to the activities of a Controlled National Securities Exchange, or facility thereof, shall be maintained within the United States.

SIXTEENTH: Notwithstanding any other provision of this Restated Certificate of Incorporation, for so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Restated Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange , and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed and attested to by its duly authorized officers as of the date set forth above.

U.S. EXCHANGE HOLDINGS, INC.

By: ______________________

Name: Peter Reitz
Title: President

U.S. EXCHANGE HOLDINGS, INC.

SECOND AMENDED AND RESTATED

BY LAWS

ARTICLE I

DEFINITIONS

SECTION 1. **Definitions**. As used in these Bylaws, the following terms shall have the meanings set forth in this Section 1 of Article I (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

"**Board**" and "**Board of Directors**" mean the board of directors of the Corporation.

"**Business Day**" means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in the City of Chicago.

"**Certificate of Incorporation**" means the certificate of incorporation of the Corporation, as amended, modified, supplemented or restated from time to time.

"**Chairman of the Board**" means the person filling the office described in Article III, Section 5.

"**Commission**" means the United States Securities and Exchange Commission.

"**Controlled National Securities Exchange**" means a national securities exchange controlled, directly or indirectly, by the Corporation, including but not limited to, ISE, LLC or the Direct Edge Exchanges.

"**Corporation**" means U.S. Exchange Holdings, Inc.

"**Designated Officer**" has the meaning set forth in Article III, Section 14.

"**Direct Edge Exchanges**" means EDGA Exchange, Inc. and EDGX Exchange, Inc.

"**Director**" means a director of the Corporation.

"**Disinterested Directors**" has the meaning set forth in Article V, Section 4.

"**Emergency**" has the meaning set forth in Article III, Section 14.

"**Governmental Authority**" means any nation or government, any state, municipality or other political subdivision of any of the foregoing entities, any international, multilateral or intergovernmental organization, any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any of the foregoing entities (including any court of law), any self-regulatory organization or any arbitration panel.

"**ISE, LLC**" means International Securities Exchange, LLC.

"Person" means an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

"President" means the person filling the office of the president of the Corporation.

"Secretary" means the person filling the office of the secretary of the Corporation.

"Stockholders" has the meaning set forth in Article II, Section 1.

"Treasurer" means the person filling the office of the treasurer of the Corporation.

"Vice President" means the person filling the office of the vice president of the Corporation.

SECTION 2. **Certain Rules of Construction.** (a) Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in these Bylaws shall refer to these Bylaws as a whole and not to any particular provision of these Bylaws. References to the Articles, Sections, Paragraphs or Exhibits shall refer respectively to the articles, sections, paragraphs or exhibits of these Bylaws, unless otherwise expressly provided.

(c) When used herein, the terms "include," "includes," and "including" are not limiting.

(d) Unless the context requires otherwise, correlative forms of any term defined herein shall have a corresponding meaning to that of such term.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. **Time and Place of Meetings of Stockholders.** Subject to Section 2 of this Article II, all meetings of the holders of common stock of the Corporation (the "Stockholders") shall be held at such place and time within or without the State of Illinois as the Board, by resolution, shall determine and as set forth in the notice of the meeting.

SECTION 2. **Annual Meetings.** Subject to Section 8 of this Article II, the annual meeting of Stockholders shall be held in Chicago, Illinois on the first Tuesday in April at 11:30 a.m. Central Time (or, if such day is not a Business Day, on the next succeeding Business Day), or at such other time and place within four months following the close of the previous fiscal year as the Board may designate in writing from time to time, to elect the Directors in accordance with these Bylaws and to transact such other business as may properly come before such meeting. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next Business Day.

SECTION 3. **Special Meetings.** (a) Special meetings of the Stockholders may be called by the Stockholders holding a majority of the outstanding common stock of the Corporation for any purpose or purposes. Any such call shall state the purpose or purposes of the proposed meeting.

(b) Special meetings may be held at such time and place, within or without the State of Illinois, as shall be stated in the notice of such meeting.

(c) At any special meeting, no business unrelated to the purpose or purposes stated in the notice thereof may be transacted without the unanimous consent of the Stockholders entitled to vote thereat.

SECTION 4. **Stockholders of Record.** (a) The record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding (i) the day on which notice is given, or (ii) the day on which the meeting is held if notice is not given by reason of due waiver thereof, and the record date for determining Stockholders for any other purpose shall be the close of business on the day on which the resolution of the Board relating thereto is adopted.

(b) A determination of Stockholders of record entitled to notice of or to vote at any meeting of Stockholders, made in accordance with this Section 4 of this Article II, shall apply to any adjournment thereof.

SECTION 5. **Notice of Meetings.** (a) Written notice, which may include electronic mail, stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting has been called, shall be delivered by the Secretary to each Stockholder entitled to vote thereat at such Stockholder's address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date of the meeting.

(b) Notice of any meeting need not be given to any Stockholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Stockholder at a meeting, in person or by proxy, without protesting to the chairman of such meeting (whether orally or in writing) prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by such Stockholder.

SECTION 6. **Quorum and Voting.** (a) Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, of Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the Stockholders. In case a quorum shall not be present at any meeting, Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Stockholders originally notified of their entitlement to vote at the meeting shall be entitled to vote at any adjournment or adjournments thereof. The Stockholders present, in person or by proxy, at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Stockholders whose absence would result in less than a quorum being present.

(b) Each Stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation and the provisions of these Bylaws shall be entitled to one vote for each share of common stock held by such Stockholder. Such Stockholder shall vote in person or by a proxy executed in writing by the Stockholder or by the Stockholder's duly authorized attorney-in-fact and filed with the Board before or at the time of the meeting, but no proxy shall be voted after eleven months from its date unless such proxy provides for a longer period.

(c) All decisions shall require the affirmative vote of Stockholders representing a majority of the outstanding common stock of the Corporation, except as otherwise provided by the Certificate of Incorporation, these Bylaws or the laws of the State of Delaware.

SECTION 7. **Telephonic Meetings.** Stockholders may participate in a meeting by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 8. **Action Without Meeting.** Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of Stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding common stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of common stock entitled to vote thereon were present and voted. Any action taken pursuant to this Section 8 of this Article II shall become effective at the time such consent is signed by Stockholders holding the requisite number of shares of common stock, unless the consent specifies a different effective date.

ARTICLE III

DIRECTORS

SECTION 1. **Powers of the Board of Directors.** (a) Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, the management of the business and affairs of the Corporation shall be vested in the Board and the Board shall have all powers necessary for the management and administration of the business and affairs of the Corporation and for the promotion of their welfare, objects and purposes. Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, such authority shall include:

(i) all power necessary to govern the Corporation;

(ii) the power to consider and approve mergers, acquisitions, consolidations and similar matters,

(iii) the power to organize affiliates and subsidiaries;

(iv) the power to issue orders, directions and resolutions; and

(v) the power to consider, and make decisions with respect to, any and all matters related to the welfare of the Corporation as permitted by the laws of the State of Delaware.

(b) In the event of any dispute or difference of opinion as to the policies of the Corporation as to any other matter or thing whatsoever in connection with any matters specified in Paragraph (a) of this Section 1 of this Article III or otherwise related to the Corporation or the conduct of the Corporation's business, the final decision shall, except as otherwise expressly provided herein, be vested in the Board.

(c) Except as otherwise provided in these Bylaws or authorized by the Board, no other Person, including Directors, officers, agents, consultants, employees or affiliates of the Corporation, shall have the authority or power, directly or indirectly, to act as agent of the Corporation for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Corporation or in any other way bind the Corporation or hold itself out as acting for or on behalf of the Corporation. Any attempted action in contravention of this Section 1 of this Article III shall be null and void *ab initio* and not binding upon the Corporation.

(d) Persons dealing with the Corporation are entitled to rely conclusively upon the power and authority of the Board and of any officer duly appointed and acting as set forth in these Bylaws or as authorized by the Board. Persons dealing with the Corporation are entitled to rely conclusively upon a certificate signed by any Director or the Secretary as to the incumbency of any other Director, officer or other personnel of the Corporation.

(e) The Board may delegate functions relating to the day-to-day operations of the Corporation to such Directors, officers, agents, consultants or employees as the Board may from time to time designate. Such Directors, officers, agents, consultants or employees need not be employees of the Corporation, and shall have such duties, powers, responsibilities and authority as may from time to time be prescribed by the Board. Any such duties, powers, responsibilities or authority so prescribed may be removed at any time, with or without cause, by the Board.

SECTION 2. **Composition of the Board of Directors.** (a) The Board shall consist of two or more Directors, one of whom is the President.

(b) If no President has been appointed by the Board as specified in Article IV, the Board may consist of one fewer Director than is specified in Section 2(a) of this Article III.

SECTION 3. **Change in Number of Directors.** The number of Directors shall be determined from time to time by resolution of either the stockholders or the Board without further amendment to this section, *provided* that no such change in the number of directors may shorten the term of any incumbent director.

SECTION 4. **Term.** Each Director shall be elected to hold office until the first succeeding annual meeting following such Director's election and until a successor is elected and qualified, or until the earlier death, disqualification, resignation, or removal of such Director. The President shall serve as a Director from the date that he or she assumes office until his or her resignation or removal as President.

SECTION 5. **Powers and Duties of the Chairman of the Board.** The Chairman of the Board shall be appointed by the Board from among the members thereof at the first meeting of the Board after each annual meeting of the Stockholders. The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board at which he or she is present. The performance of any such duty by the Chairman of the Board shall be conclusive evidence of his or her power to act.

SECTION 6. **Resignation and Removal.** (a) Any Director may resign from the Board at any time by giving notice thereof to the President or the Secretary. Such resignation shall be effective as of the date of such notice or on such other date as may be specified in such notice.

(b) The Stockholders, by majority vote, shall have the power to remove any Director at any time with or without cause.

SECTION 7. **Vacancies.** (a) Any vacant or newly created Director position shall be filled by a vote of a majority of the Directors then in office. Each Director appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor and each Director appointed to fill a newly created Directorship shall serve for the duration of the term specified in the applicable Board resolution.

(b) Any vacancy with respect to which the remaining term of office is (i) six months or more shall be filled at the next regular meeting of the Board or (ii) less than six months need not be filled until the next annual election.

(c) Notwithstanding any other provision contained in these Bylaws, in the case of the Chairman of the Board's absence or inability to act, or a vacancy in the office of the Chairman of the Board, the Board shall appoint a successor Chairman of the Board at its next regular meeting. Until the Board appoints such a successor Chairman of the Board, the President shall assume all the functions and discharge all of the duties of the Chairman of the Board.

SECTION 8. **Meetings.** Each meeting of the Board shall be held at such times and places as the Board may elect for the purpose of conducting such business as may be properly conducted at such a meeting. A special meeting of the Board may be called by the Chairman of the Board at any time in his or her sole discretion and shall be called by the Secretary if a majority of the Directors request a special meeting, and such meeting shall be held at such times and places as the Chairman of the Board or the Secretary may designate. Notice of each meeting of the Board shall state the date, time and place thereof, but need not state the purpose thereof except as may otherwise be required by law, and shall be delivered to each Director orally, by electronic mail, mail or any other means, at least one Business Day before the time of the meeting. Directors may participate in a meeting by conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 9. **Quorum and Voting.** (a) At all meetings of the Board, unless otherwise set forth in these Bylaws, a quorum for the transaction of business upon which all Directors are entitled to vote shall consist of a majority of the Board.

(b) When a quorum is present at a meeting of the Board, a majority of Directors shall have the power to decide any question that may come before such meeting, except as otherwise provided by these Bylaws or by law.

(c) In the absence of a quorum, a majority of Directors at any meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite number of Directors shall be present. The Directors present at any meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Directors whose absence would result in less than a quorum being present.

SECTION 10. **Action Without Meeting.** Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if all Directors consent in writing to a resolution authorizing such action, and such resolution is filed with the minutes of proceedings of the Board.

SECTION 11. **Compensation of Directors and Loans to Directors and Officers.** No loan shall be made by the Corporation to any Director or officer. Directors shall not receive any stated salary for their services as Directors or as members of committees, but the Board may, by resolution, fix a flat fee to cover reasonable expenses of the Directors in connection with their attendance at meetings. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity as an officer, agent or otherwise and receiving compensation therefor.

SECTION 12. **Interested Directors**. (a) No Director shall directly or indirectly participate as a member of the Board or of any committee in any matter which would substantially affect his or her interests or the interests of any Person in whom he or she is directly or indirectly interested. Interested Directors may be counted in determining the presence of a quorum at the meeting of the Board or of any committee considering any matter from which any such Director is barred from participation pursuant to this Section 12 of this Article III.

(b) An interested Director shall disqualify himself or herself or shall be disqualified by a vote of the Board or, in the case of committee votes, the chairman of the relevant committee.

(c) For purposes of this Section 12 of this Article III, a Director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration.

SECTION 13. **Committees.** The Board may by resolution or resolutions passed by a majority of the Board, designate one or more committees. To the extent provided in the authorizing resolution of the Board, each committee may have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amend the Bylaws of the Corporation; and, unless the authorizing resolution, these Bylaws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock in the Corporation.

ARTICLE IV

OFFICERS

SECTION 1. **Selection by Board.** (a) Officers may be appointed by the Board from time to time, including a President, one or more Vice Presidents, a Treasurer, a Secretary and such other officers as the Board deems necessary or useful in connection with the conduct of the Corporation's business and affairs. Officers may be appointed by the Board at any meeting of the Board. Each officer shall hold his or her office for one year and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Two or more offices may be held by the same person except the offices of President and Secretary.

(b) Any officer, agent, or employee of the Corporation may be removed, or his or her authority suspended, by the Board with or without cause at any time. Such removal or suspension of authority without cause shall be without prejudice to such person's contractual rights, if any, but the election or appointment of any person as an officer, agent or employee of the Corporation shall not be deemed of itself to create contractual rights. The compensation of officers, agents, and employees appointed by the Board shall be fixed by the Board, but this power may be delegated to any officer, agent, or employee as to persons under his or her direction or control. Notwithstanding the foregoing, the compensation of the President shall be determined by the Board, except that, if the President is a Director at such time, the President shall recuse himself or herself from the consideration of his or her compensation. No officer shall be precluded from receiving a salary because he or she is also a Director.

SECTION 2. **Powers and Duties of the President.** (a) Subject to the direction of the Board, the President shall have general supervision over, and day to day management of, the business and affairs of the Corporation. The President shall be the representative of the Corporation in all public matters. The President shall also carry out all of the responsibilities and duties of any subordinate officer in the event of a vacancy in any subordinate office or the temporary absence or incapacity of any subordinate officer.

(b) The President may employ and discharge employees and agents of the Corporation, except such as may be appointed or otherwise designated by the Board, and he or she may delegate these powers.

(c) The President shall be a Director by virtue of his or her office and shall be an ex officio member, without the right to vote, of all committees that may be established by the Board pursuant to Section 13 of Article III, without prejudice to his or her being specifically appointed as a voting member of any committee. If the President is not then the Chairman of the Board, in the absence or inability to act of the Chairman of the Board, he or she shall preside at all meetings of the Stockholders and of the Board at which he or she is present.

(d) The President shall not engage in any other occupation during his or her incumbency except with the approval of the Board.

(e) The President or his or her designee may vote the shares or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any shareholders' or other consents in respect thereof, and may, in his or her discretion, delegate such powers by executing proxies or otherwise, on behalf of the Corporation; *provided*, that the Board, by resolution from time to time, may confer like powers upon any other person or persons. The President shall also have such other powers and perform such other duties as the Board may designate. The performance of any such duty by the President shall be conclusive evidence of his or her power to act.

(f) In the case of the President's temporary absence or inability to act, the President may designate any other officer to assume all the functions and discharge all of the duties of the President. Upon the President's failure to so designate, or if the office of the President is vacant, an officer designated by the Board shall perform the functions and duties of the President. Any person appointed to act in the capacity of the President pursuant to this Section 2 of this Article IV shall not be a member of the Board unless the office of President is vacant.

SECTION 3. **Powers and Duties of the Secretary.** The Secretary shall attend all meetings, and have charge of the minutes of all proceedings, of the Stockholders and the Board. He or she shall attend to the giving of all notices to Stockholders and Directors. He or she shall have charge of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the record of Stockholders of the Corporation, and of such other books and papers as the Board may direct from time to time. He or she shall have all such other powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her from time to time by the President or the Board.

SECTION 4. **Powers and Duties of the Treasurer.** The Treasurer shall have responsibility for the financial affairs of the Corporation and shall maintain appropriate books and records of the financial affairs of the Corporation. The Treasurer shall also have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary, and shall deposit the same to the credit of the Corporation in such banks or depositories as the Board may authorize from time to time. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such other powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her from time to time by the President or the Board.

SECTION 5. **Powers and Duties of the Vice Presidents.** Each Vice President shall have such powers and duties as may be prescribed by the President or the Board.

SECTION 6. **Additional Officers.** The Board may appoint such other officers as it may deem appropriate, and such other officers shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board.

SECTION 7. **Resignation.** Any officer may resign by giving notice thereof to the Chairman of the Board, the President or the Secretary, or to any officer to whom such officer reports. Such resignation shall be effective as of the date of such notice or on such date as may be specified in such notice.

ARTICLE V

INDEMNIFICATION

SECTION 1. **Indemnification.** (a) The Corporation shall hold harmless and indemnify each of its officers, Directors, employees and agents from and against, and reimburse such persons for, any and all liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, incurred, directly or indirectly, as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether or not such action, suit or proceeding is by, or in the right of, the Corporation to procure a judgment in its favor or by, or in the right of, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for which such person served in any capacity at the request of the Corporation, to which such person is, was or at any time becomes a party, or is threatened to be made a party, or as a result of or in connection with any appeal therein, by reason of the fact that such person is, was or at any time becomes a Director, officer, employee or agent of the Corporation or is or was serving at any time such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, whether arising out of any breach of such person's fiduciary duty as a Director, officer, employee or agent of the Corporation or such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise under any state or federal law or otherwise; *provided, however*, that (i) indemnification shall be paid pursuant to this Section 1 of this Article V if, and only if, such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and (ii) no indemnification shall be payable pursuant to this Article V if a court having jurisdiction in the matter shall determine that such indemnification is not lawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(b) In the event any person seeking indemnification from the Corporation hereunder is required to bring any action to enforce rights or to collect monies due under this Section 1 of this Article V and is successful in such action, the Corporation shall reimburse such person for all costs and expenses, including attorney's fees, incurred by such person in connection with such action.

SECTION 2. **Continuation of Indemnity.** All agreements and obligations of the Corporation to any person contained in this Article V shall continue during the period such person shall serve as a Director, officer, employee or agent of the Corporation and shall continue thereafter so long as such person shall be subject to any possible liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, by reason of the fact that such person was a Director or officer of the Corporation or served at the request of the Corporation in any capacity for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and all such agreements and obligations of the Corporation shall inure to the benefit of any such person's heirs, executors and administrators.

SECTION 3. **Advancement and Repayment of Expenses.** Expenses incurred by an officer, Director, employee or agent in defending any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Corporation in advance of the final disposition thereof, other than those expenses for which such Director or officer is not entitled to indemnification pursuant to the proviso to, or the last sentence of, Section 1(a) of this Article V. The Corporation shall make such payments upon receipt of (i) a written request made by such person for payment of such expenses, (ii) an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized herein and (iii) evidence satisfactory to the Corporation as to the amount of such expenses.

SECTION 4. **Authorization.** Any indemnification under this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 of this Article V. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding ("Disinterested Directors") or (ii) by the Stockholders or (iii) notwithstanding any determination made pursuant to the foregoing clause (i) or (ii), by independent legal counsel in a written opinion if a quorum of Disinterested Directors so directs.

SECTION 5. **Notification and Defense of Claim.** Promptly after receipt by a person seeking indemnification pursuant to this Article V of notice of the commencement of any action, suit or proceeding, such person shall, if a claim in respect thereof is to be made against the Corporation under Section 1 of this Article V, notify the Corporation of the commencement thereof; but the omission so to notify the Corporation will not relieve the Corporation from any liability which it may have to such person otherwise than under Section 1 of this Article V. With respect to any such action, suit or proceeding as to which such person notifies the Corporation of the commencement thereof:

(a) The Corporation will be entitled to participate therein at its own expense;

(b) Except as otherwise provided in this Article V, the Corporation may, jointly with any other party providing indemnification that was similarly notified, assume the defense thereof, with counsel satisfactory to the person to be indemnified. After notice from the Corporation to the person to be indemnified of its election so to assume the defense thereof, the Corporation will not be liable to such person under this Article V for any legal or other expenses subsequently incurred by such person in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. The person to be indemnified shall have the right to employ his or her own counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of such person unless (i) the employment of counsel by such person has been authorized by the Corporation in connection with the defense of such action, (ii) such person shall have reasonably concluded that there may be a conflict of interest between the Corporation and such person in the conduct of the defense of such action, or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel for such person shall be borne by the Corporation (it being understood, however, that the Corporation shall not be liable for the expenses of more than one counsel for such person in connection with any action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances). The Corporation shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Corporation or as to which such person shall have made the conclusion provided for in (ii) above; and

(c) Notwithstanding any other provision of this Section 5 of this Article V, the Corporation shall not be liable to indemnify any person seeking indemnification under this Article V for any amounts paid in settlement of any action or claim effected without the Corporation's written consent. The Corporation shall not settle any action or claim in any manner which would impose any penalty or limitation on the person to be indemnified without such person's written consent. Neither the Corporation nor any such person will unreasonably withhold its, his or her consent to any proposed settlement.

SECTION 6. **Nonexclusivity.** The indemnification and advancement of expenses, provided by or granted pursuant to this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the General Corporation Law of the State of Delaware, the Certificate of Incorporation, these Bylaws, as now in effect or as hereafter amended, any agreement, any vote of Stockholders or Directors, any applicable law, or otherwise.

ARTICLE VI

MISCELLANEOUS

SECTION 1. **Certificates of Stock.** Certificates representing shares of stock in the Corporation shall be in such form and shall bear such legends as may be determined by the Board on advice of counsel from time to time. Such certificates shall be signed by the President and by the Secretary and shall be sealed with the seal of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the Stockholder to whom the shares represented thereby are issued, with the number of shares and the date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued pursuant to the provisions of Section 2 of this Article VI.

SECTION 2. **Lost Certificates.** A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the Board may, in its discretion, require the owner of the lost or destroyed certificate, or his or her legal representatives, to give the Corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate, or the issuance of any such new certificate.

SECTION 3. **Transfer of Shares.** The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. **Dividends.** Subject to the provisions of the Certificate of Incorporation, the Board may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Directors, from time to time in their discretion, deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Directors shall deem conducive to the interests of the Corporation.

SECTION 5. **Seal.** The corporate seal shall be circular in form and shall contain the name of the Corporation, the year of its creation and the words "CORPORATE SEAL -- DELAWARE". Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 6. **Fiscal Year.** The fiscal year of the Corporation shall be determined by resolution of the Board.

SECTION 7. **Checks.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolutions of the Board.

SECTION 8. **Notice and Waiver of Notice.** (a) Whenever any notice is required to be given under the provisions of the Certificate of Incorporation, these Bylaws or any resolution adopted by the Board, personal notice is not meant unless expressly so stated. If mailed, any notice so required shall be deemed to be sufficient if deposited in the United States mail, postage prepaid, addressed to the person entitled thereto at his or her address as it appears on the records of the Corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

(b) Whenever any notice is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 9. **Amendments.** These Bylaws may be altered or repealed and Bylaws may be made by the affirmative vote of a majority of the Board, at any regular meeting of the Board, or at any special meeting of the Board, if notice of the proposed alteration or repeal, or Bylaw or Bylaws to be made, is contained in the notice of such special meeting. For so long as this Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of these Bylaws shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

SECTION 10. **Severability.** In the event that any provision of these Bylaws should be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of these Bylaws, which shall remain in full force and effect in accordance with the terms thereof and shall be construed as if such invalid or unenforceable provision had not been contained therein. The Corporation shall use its reasonable best efforts to replace such invalid or unenforceable provision with a similar but valid or enforceable provision as nearly as possible reflecting the intent of the invalid or unenforceable provision.

SECTION 11. **Governing Law.** These Bylaws shall be governed by and construed in accordance with the laws of the State of Delaware.

SECTION 12. **Section References.** Article or Section titles or captions contained in these Bylaws are included only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of these Bylaws or the intent of any provision hereof or thereof.

SECTION 13. **Decisions.** Any decisions to be made by any Person (including the Corporation and any officer, agent, employee, representative or committee thereof) under these Bylaws may be made by such Person in the sole discretion of such Person.

SECTION 14. **Contracts.** Subject to compliance with the authorization requirements therefor in these Bylaws, the Board may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 15. **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board may select.

SECTION 16. **Jurisdiction.** (a) The Corporation and its officers, directors, and employees whose principal place of business and residence is outside of the United States, in the case of any such director, officer, or employee by virtue of his or her acceptance of any such position and to the extent such director, officer, or employee is involved in the activities of a Controlled National Securities Exchange, or facility thereof, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts and the Commission for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the Commission arising out of, or relating to, the activities of the Controlled National Securities Exchange, or facility thereof (and those officers, directors and employees of the Corporation shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Corporation and each such director, officer, or employee shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the Commission, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

(b) The Corporation shall take reasonable steps necessary to cause its officers, directors, and employees prior to accepting a position as an officer, director, or employee, as applicable, of the Corporation to consent to the applicability to them of Article TENTH, Article, TWELFTH, Article FOURTEENTH, and Article FIFTEENTH of the Certificate of Incorporation of the Corporation and Section 16(a) hereof to the extent that such officers, directors, and employees are involved in the activities of a Controlled National Securities Exchange, or facility thereof.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:25 PM 04/24/2003
FILED 06:03 PM 04/24/2003
SRV 030268675 - 3651087 FILE

CERTIFICATE OF FORMATION

OF

U.S. EXCHANGE, L.L.C.

The undersigned, being authorized to execute and file this Certificate of Formation of U.S. Exchange, L.L.C. (the "Company") hereby certifies that:

FIRST: The name of the Company shall be U.S. Exchange, L.L.C.

SECOND: The registered office of the Company is 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, has executed this Certificate of Formation on this 24th day of April, 2003.



By: ____________________
Name: Thomas Lenz
Authorized Person

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "U.S. EXCHANGE, L.L.C.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF APRIL, A.D. 2003, AT 6:03 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3651087 8100

030258675

AUTHENTICATION: 2383412

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF DECEMBER, A.D. 2014, AT 8:21 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE
1776
1793



Jeffrey W. Bullock, Secretary of State

3873520 8100

141568830

AUTHENTICATION: 1979725

DATE: 12-19-14

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF DECEMBER, A.D. 2014, AT 8:21 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

3873520 8100

141568830

AUTHENTICATION: 1979731

DATE: 12-19-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:21 PM 12/19/2014
FILED 08:21 PM 12/19/2014
SRV 141568830 - 3873520 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on November 16, 2004 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name International Securities Exchange Holdings, Inc.

FIRST: The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is two hundred one thousand (201,000) shares, which shall be divided as follows: one hundred one thousand (101,000) shares of Common Stock, par value $.01 per share (the "**Common Stock**") and one hundred thousand (100,000) shares of preferred stock, par value $.01 per share (hereinafter referred to as the "**Preferred Stock**"). The powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the Common Stock and the Preferred Stock are as follows:

I. Preferred Stock

The Board of Directors of the Corporation (hereinafter referred to as the "**Board of Directors**") is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a "**Preferred Stock Designation**"), to establish the number of shares to be included in each such series, and to fix the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(a) the designation of and the number of shares constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares of such series then outstanding);

(b) the dividend rate for the payment of dividends on such series, if any, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends, if any, shall bear to the dividends payable on any other class or classes of or any other series of capital stock, the conditions and dates upon which such dividends, if any, shall be payable, and whether such dividends, if any, shall be cumulative or non-cumulative;

(c) whether the shares of such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(d) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(e) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of, any other series of any class or classes of capital stock of, or any other security of, the Corporation or any other corporation, and, if provision be made for any such conversion or exchange, the times, prices, rates, adjustments and any other terms and conditions of such conversion or exchange;

(f) the extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(g) the restrictions, if any, on the issue or reissue of shares of the same series or of any other class or series;

(h) the amounts payable on and the preferences, if any, of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(i) any other relative rights, preferences and limitations of that series.

II. Common Stock

The Common Stock shall be subject to the express terms of any series of Preferred Stock set forth in the Preferred Stock Designation relating thereto.

(a) **Voting Rights**. Subject to the limitations set forth in Section III of this Article FOURTH, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation on each matter on which the holders of Common Stock shall be entitled to vote.

(b) **Dividend Rights**. The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

(c) **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall be entitled to receive any amounts available for distribution after the payment of, or provision for, obligations of the Corporation and any preferential amounts payable to holders of any outstanding shares of Preferred Stock.

III. Limitations on Ownership and Voting

As used in this Certificate of Incorporation, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof; the term "**Related Persons**" shall mean (1) with respect to any Person, any executive officer (as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934 (the "**Exchange Act**")), director, general partner, manager or managing member, as applicable, and all "**affiliates**" and "**associates**" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of a Controlled National Securities Exchange (as such term is defined below)("**Member**")), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as such term is defined in Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term "**beneficially owned**", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

(a) **Ownership Limits**. For so long as the Corporation shall control, directly or indirectly, one or more national securities exchange (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation ("**ISE, LLC**") or facility thereof:

(i) (x) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares of the capital stock (whether Common Stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**") constituting more than forty percent (40%) of the then-outstanding Voting Shares and (y) no Person who is a Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Voting Shares constituting more than twenty percent (20%) of the then-outstanding Voting Shares ((x) and (y) each an "**Ownership Limit**," and (x) and (y) together, the "**Ownership Limits**").

(A) Notwithstanding the foregoing and subject to clause (B) below, the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH may be waived by the Board of Directors pursuant to an amendment to the bylaws of the Corporation (the "**Bylaws**") adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that such amendment (1) will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (2) is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange or facility thereof; and (3) will not impair the ability of the United States Securities and Exchange Commission (the "**Commission**") to enforce the Exchange Act. Such amendment shall not be effective unless approved by the Commission.

(B) Notwithstanding clause (A) above, in any case where a Person's Ownership Percentage (as defined below) will exceed the Ownership Limits upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, the Board of Directors shall have determined that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(C) In making the determinations referred to in clauses (A) and (B) above, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable.

(D) Any Person (and its Related Persons) that proposes to acquire an Ownership Percentage in excess of the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the proposed acquisition of shares of capital stock (whether common or preferred) that would result in such Person exceeding the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH.

(E) For purposes of this Section III of this Article FOURTH, "**Ownership Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (1) the aggregate number of Voting Shares owned directly or indirectly, of record or beneficially, by such Person and its Related Persons, ***divided by*** (2) the total number of Voting Shares then outstanding.

(ii) Any Person, either alone or together with its Related Persons, that at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, five percent (5%) or more of the then-outstanding Voting Shares shall, immediately upon so owning five percent (5%) or more of the then-outstanding Voting Shares, give the Board of Directors written notice of such ownership of five percent (5%) or more of the then-outstanding Voting Shares, which notice shall state: (1) such Person's full legal name; (2) such Person's title or status and the date on which such title or status was acquired; (3) such Person's approximate ownership interest in the Corporation; and (4) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. The Board of Directors shall deliver to the ISE Trust (as defined below) a copy of any written notice provided pursuant to this Section III(a)(ii) of this Article FOURTH.

(iii) Each Person required to provide written notice pursuant to Section III(a)(ii) of this Article FOURTH shall update such notice promptly after any change therein; *provided*, that no such updated notice shall be required to be provided to the Board of Directors in the event of an increase or decrease of less than one percent (1%) (of the then-outstanding Voting Shares) in such Person's Ownership Percentage so reported (such increase or decrease to be measured cumulatively from the amount shown on the last such report) unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned less than such percentages) or such Person so owning less than twenty percent (20%) or less than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned more than such percentages). The Board of Directors shall deliver to the ISE Trust a copy of any update provided pursuant to this Section III(a)(iii) of this Article FOURTH.

(b) **Voting Limits.** (i) For so long as the Corporation shall control, directly or indirectly, one or more Controlled National Securities Exchanges, or facility thereof, no Person, either alone or together with its Related Persons, at any time, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, (A) may be entitled to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, (B) may be entitled to give any consent or proxy with respect to Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, or (C) enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances which would result in the Voting Shares that shall be subject to such agreement, plan or other arrangement not being voted on any matter or matters or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the then-outstanding Voting Shares (assuming, for purposes of this Section III(b)(i)(C) of this Article FOURTH, that all Voting Shares that are subject to such agreement, plan or other arrangement are not then-outstanding Voting Shares) ((A), (B), and (C) each a "**Voting Limit**" and (A), (B) and (C) collectively, the "**Voting Limits**"); *provided, however*, that a Voting Limit may be waived by the Board of Directors pursuant to an amendment to the Bylaws adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that (1) such amendment will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act, (2) such amendment is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange, or facility thereof, (3) such amendment will not impair the ability of the Commission to enforce the Exchange Act, (4) such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act), and (5) neither such Person nor any of its Related Persons is a Member. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act. Such amendment shall not be effective until approved by the Commission. Any Person that proposes to acquire a Voting Control Percentage (as defined below) in excess of a Voting Limit shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the date on which such Person acquires a Voting Control Percentage in excess of a Voting Limit, of its intention to do so. The Board of Directors shall deliver to the ISE Trust a copy of any written notice provided pursuant to this Section III(b) of this Article FOURTH.

(ii) Section III(b)(i) of this Article FOURTH shall not apply to any solicitation of any revocable proxy from any stockholder of the Corporation by the Corporation.

(iii) For purposes of this Section III of this Article FOURTH, "**Voting Control Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (A) the aggregate number of Voting Shares (1) the Person is entitled to vote or cause to be voted or (2) with respect to which a consent or proxy may be given, in each case by such Person and its Related Persons, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, ***divided by*** (B) the total number of Voting Shares then outstanding (assuming that any Voting Shares subject to an agreement, plan or other arrangement described in Section III(b)(i)(C) of this Article FOURTH are not outstanding Voting Shares for purposes of this calculation).

(c) **Violations of any Ownership Limit or Voting Limit; Excess Shares.** Notwithstanding any other provisions contained in this Section III of this Article FOURTH, if at any time any Person's Ownership Percentage or Voting Control Percentage exceeds an Ownership Limit or a Voting Limit, the Board of Directors shall so notify the ISE Trust and such Ownership Percentage or Voting Control Percentage shall result in the automatic transfer to the ISE Trust of a majority of the Voting Shares then outstanding *pro rata* from the holders thereof (the "**Excess Shares**").

(i) All Excess Shares transferred to the ISE Trust shall be held for the exclusive benefit of the Trust Beneficiary (as defined below). Notwithstanding any other provision of this Certificate of Incorporation, or any provision of the Bylaws, to the contrary, Excess Shares held by the ISE Trust shall be or continue to be issued and outstanding Voting Shares.

(ii) Excess Shares shall be entitled to dividends or other distributions, which shall be paid to the ISE Trust for the exclusive benefit of the Trust Beneficiary. The Trustees (as defined below) shall promptly distribute such dividends and other distributions received in respect of the Excess Shares to the Trust Beneficiary.

(iii) Subject to the rights of the holders of any series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any other distribution of all or substantially all of the assets of the Corporation, the ISE Trust, as the holder of Excess Shares, shall be entitled to receive ratably with each holder of the same class or series of stock, a portion of the assets of the Corporation available for distribution to the stockholders. The Trustees shall promptly distribute any such assets received in respect of the Excess Shares in any liquidation, dissolution or winding up of, or any distribution of the assets of the Corporation to the Trust Beneficiary.

(iv) To the fullest extent permitted by applicable law, the Trust Beneficiary shall not be entitled to vote such Excess Shares on any matter.

(v) Excess Shares shall not be transferable except in a transfer to which the ISE Trust is a party. Upon receipt of written instructions from the Trust Beneficiary, the Trustees shall promptly use their commercially reasonable efforts to sell the Excess Shares to a Person or Persons, designated by the Trustees, whose ownership of Voting Shares will not violate any Ownership Limit or Voting Limit, in market transactions, by public offering or otherwise, in each case, at a time or times and in a manner so as to maximize the return on the Excess Shares. Upon any such sale, the interest of the Trust Beneficiary in the Voting Shares sold shall so terminate and the Trustees shall promptly distribute the net proceeds of the sale to the Trust Beneficiary as provided herein.

(vi) The Trust Beneficiary shall have the right to reacquire the Excess Shares from the Trust if and when (A) a Person's Ownership Percentage or

Voting Control Percentage no longer exceeds any Ownership Limit or Voting Limit, or (B) a Person's Ownership Percentage or Voting Control Percentage in excess of any Ownership Limit or Voting Limit is waived by the Board of Directors and approved by the Commission in accordance with Sections III(a)(i)(A) and III(b)(i) of this Article FOURTH.

For purposes of this Section III of this Article FOURTH, the term "**ISE Trust**" shall mean the Delaware statutory trust established for the benefit of the Trust Beneficiary pursuant to that certain Trust Agreement (the "**Trust Agreement**") to be entered into among the Corporation, the Trustees, and the Trust Beneficiary; the term "**Trustees**" shall mean the trustees initially appointed pursuant to the Trust Agreement, and any successor trustees appointed in accordance with the Trust Agreement; the term "**Trust Beneficiary**" shall mean U.S. Exchange Holdings, Inc.

(d) **Effect of Purported Voting in Violation of this Section III of this Article FOURTH.** If any stockholder purports to vote or cause the voting of Voting Shares, grant any consent or proxy with respect to the Voting Shares, or enter into any agreement, plan, or other arrangement for the voting of Voting Shares that would violate, or cause the violation of, any Voting Limit under this Section III of this Article FOURTH, then the Corporation shall not honor such vote or proxy to the extent that such provisions would be violated, and any shares subject thereto shall not be entitled to be voted to the extent of such violation.

FIFTH: The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders thereof to purchase from the Corporation shares of stock or other securities of the Corporation or any other corporation, recognizing that, under certain circumstances, the creation and issuance of such rights could have the effect of discouraging third parties from seeking, or impairing their ability to seek, to acquire a significant portion of the outstanding securities of the Corporation, to engage in any transaction which might result in a change of control of the Corporation or to enter into any agreement, arrangement or understanding with another party to accomplish the foregoing or for the purpose of acquiring, holding, voting or disposing of any securities of the Corporation. The creation and issuance of any such rights shall be subject to the prior approval of the Commission. Subject thereto, the times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, but not be limited to, determination of the following:

(a) the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights;

(b) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of the Corporation;

(c) provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of the Corporation, a change in ownership of the Corporation's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Corporation or any stock of the Corporation, and provisions restricting the ability of the Corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Corporation under such rights;

(d) provisions which deny the holder of a specified percentage of the outstanding stock or other securities of the Corporation the right to exercise such rights and/or cause the rights held by such holder to become void;

(e) provisions which permit the Corporation to redeem or exchange such rights, which redemption or exchange may be within the sole discretion of the Board of Directors, if the Board of Directors reserves such right to itself; and

(f) the appointment of a rights agent with respect to such rights.

SIXTH: The Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or meeting of the stockholders.

SEVENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article EIGHTH shall adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

NINTH: Except as may be expressly provided in this Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by law, and all powers, preferences and rights of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation or a Preferred Stock Designation, as the same may be amended, are granted subject to the right reserved in this Article NINTH; *provided, however*, that no Preferred Stock Designation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of law.

TENTH: In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility thereof to carry out its responsibilities under the Exchange Act and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange, or facility thereof, and the Commission pursuant to their respective regulatory authority.

ELEVENTH: All confidential information pertaining to the self-regulatory function of each Controlled National Securities Exchange, or facility thereof (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of each Controlled National Securities Exchange, or facility thereof, that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (x) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes. Nothing in this Certificate of Incorporation shall be interpreted as to limit or impede the rights of the Commission or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

TWELFTH: For so long as the Corporation shall control, directly or indirectly, each Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of each Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books, records and premises are related to, or such officers, directors and employees are involved in, the activities of each Controlled National Securities Exchange, or facility thereof. The books and records related to the activities of each Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and each Controlled National Securities Exchange.

THIRTEENTH: The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

FOURTEENTH: For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL and has been executed by a duly authorized officer of the Corporation this 16th day of December, 2014.



Name: Michael J. Simon
Title: Secretary

SECOND AMENDED AND RESTATED

BYLAWS

OF

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

(Adopted on December 19, 2007; Amended on December 23, 2008 and April 30, 2012)

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED

BYLAWS

OF

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

ARTICLE I

Office and Records; Jurisdiction

Section 1.1 **Delaware Office**. The principal office of the corporation (the "**Corporation**") in the State of Delaware shall be located in the City of Dover, County of Kent, and the name and address of its registered a gent is National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, Delaware 19901.

Section 1.2 **Other Offices**. The Corporation may have such other offices, either within or without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") may designate or as the business of the Corporation may from time to time require.

Section 1.3 **Books and Records**. The books and records of the Corporation may be kept at the Corporation's principal executive offices in New York, New York or at such other locations within or without the State of Delaware as may from time to time be designated by the Board of Directors, *provided*, that the books and records shall always be kept within the United States.

Section 1.4 **Consent to Jurisdiction**. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the United States Securities and Exchange Commission (the " **Commission**"), and each national securities exchange controlled, directly or indirectly, by the Corporation ("Controlled National Securities Exchange"), including but not limited to, International Securities Exchange, LLC (" **ISE, LLC**"), for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of each Controlled National Securities Exchange, or facility thereof, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United S tates federal courts, the Commission or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activ ities of Controlled National Securities Exchange, or facility thereof.

Section 1.5 **Officers and Directors**. For so long as the Corporation shall control, directly or indirectly, Controlled National Securities Exchange, or facility thereof, each officer, director and employee of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange, and to such Controlled National Securities Exchange's obligations under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the rules thereunder including, without limitation, Section 6(b) of the Exchange Act and shall not take any actions which he or she knows or reasonably should have known would interfere with the e ffectuation of any decisions by the board of directors of Controlled National Securities Exchange relating to such Controlled National Securities Exchange's regulatory functions (including disciplinary matters) or which would adversely affect the ability of each Controlled National Securities Exchange, or facility thereof, to carry out its respective responsibilities under the Exchange Act.

Section 1.6 **Further Compliance**. The Corporation shall take reasonable steps necessary to cause its officers, directors and employ ees prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of Article TENTH, Article ELEVENTH, and Article TWELFTH of the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") and Section 1.4 and Section 1.5 hereof, as applicable, with respect to their activities related to each Controlled National Securities Exchange, or facility thereof.

ARTICLE II

Stockholders

Section 2.1 **Annual Meeting**. The annual meeting of stockholders of the Corporation shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Corporation, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors.

Section 2.2 **Special Meetings**. Subject to the rights of the holders of any series of preferred stock, par value $.01 per share, of the Corporation (the " **Preferred Stock**"), or any other series or class of stock as set forth in the Certificate o f Incorporation to elect additional directors under specified circumstances, a special meeting of the holders of stock of the Corporation entitled to vote on any business to be considered at any such meeting may be called only by the Chairman of the Board of the Corporation or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Corporation at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would at the time have if there were no vacancies (the "**Whole Board**"). The Board of Directors may designate the place of meeting for any special meeting of the stockholders, and if no such designation is made, the place of m eeting shall be the principal executive offices of the Corporation.

Section 2.3 **Notice of Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of these Bylaws, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except as to any stockholder duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given by press release prior to the time previously scheduled for such meeting of stockholders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.4 **Quorum**. Except as otherwise provided by law or by the Certificate of Incorporation or by these Bylaws, at any meeting of stockholders the holders of a majority of the voting power of the shares of the capital stock (whether common stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the voting power of such class or series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the shares of Voting Shares so present or represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a class or series, the chairman or a majority of the shares of such class or series entitled to vote which are so present or represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of these Bylaws. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of stockholders to result in less than a quorum.

Section 2.5 **Voting**. Except as otherwise set forth in the Certificate of Incorporation with respect to the right of any holder of any series of Preferred Stock or any other series or class of stock to elect additional directors under specified circumstances, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of shares of stock entitled to vote. Whenever any corporate action, other than the election of directors, is to be taken by vote of stockholders at a meeting, such corporate action shall, except as otherwise required by law or by the Certificate of Incorporation or by these Bylaws, be authorized by the affirmative vote of the holders of a majority of the shares of stock present in person or represented by proxy and entitled to vote with respect to such corporate action. Except as otherwise provided by law, or by the Certificate of Incorporation, each holder of record of stock of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the stockholders entitled to vote at the meeting.

Upon the demand of any stockholder entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 **Proxies**. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the stockholder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

Section 2.7 **Inspectors of Elections; Opening and Closing the Polls**. (a) The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector to the best of his or her ability. The inspectors shall have the duties prescribed by the Delaware General Corporation Law (the "**DGCL**").

(b) The chairman of the meeting shall fix and announce at the meeting the time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.8 **List of Stockholders**. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network, *provided*, that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the

Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.9 **Stockholder Action by Written Consent**. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its principal place of business, or an officer or agent of the Corporation having custody of the minutes of proceedings of the stockholders of the Corporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE III

Directors

Section 3.1 **General Powers**. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

Section 3.2 **Number, Tenure and Qualifications**. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board, but shall consist of not more than fifteen (15) nor less than two (2) directors, and one (1) of such directors shall be such person who is currently holding the office of Chief Executive Officer of the Corporation. Except as may be provided i n the Certificate of Incorporation, the directors shall be elected by the holders of the Voting Shares at the annual meeting or any special meeting called for such purpose. Each director so elected shall hold office until his or her successor shall be dul y elected and qualified or until his or her earlier death, resignation or removal.

Section 3.3 **Vacancies and Newly Created Directorship**. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, in the event that a director position becomes available, whether through vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, or newly created directorships resulting from any increase in the authorized number of directors, such positions may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 **Resignation**. Any director may resign at any time upon written notice to the Corporation. Any such re signation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 **Removal**. To the fullest extent permitted by law, any director or the entire Board of Directors may be removed, with or without cause, by the affirmative vote of a majority of the voting power of the outstanding shares then entitled to vote at an election of directors; *provided, however*, that whenever the holders of any class or series of capital stock are entitled to elect or appoint one or more directors by the Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding s hares of that class or series (and not the vote of the outstanding shares as a whole) shall be necessary to remove a director elected or appointed by such class or series without cause.

Section 3.6 **Meetings**. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference tel ephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of stockholders. The Board of Directors may fix times and places for such annual meeting and additional regular meetings of the Board of Directors and no further notice of such m eetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by a majority of the Whole Board, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by tele gram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 10.1 of these Bylaws.

Section 3.7 **Quorum and Voting**. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting which shall be so adjourned. Except as otherwise provided by law, by the Certificate of Incorporation, or by these By laws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 **Written Consent of Directors in Lieu of a Meeting**. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 **Compensation**. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 **Committees of the Board of Directors**. (a) The Board of Directors may, by resolution, establish an Executive Committee and one or more other committees, each committee to consist of one or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee and the alternate or alternates, if any, designated for such member, the member or members of the committee present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(b) The Executive Committee, if established, and any such other committee to the extent provided in the resolution establishing such committee, shall have and may exercise all the power and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation. A committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. The Executive Committee shall, without limitation, have the power and aut hority to declare dividends, to authorize the issuance of stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL (*provided*, that no vote of stockholders of the Corporation is required for the effectuation of such merge r). Other committees shall have such names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee so formed shall keep regular minutes of its meetings and report the same to the Board of Directors when requ ired.

Section 3.11 **Chairman of the Board**. The Chairman of the Board shall be elected, by the affirmative vote of at least a maj ority of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in these Bylaws. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors.

Section 3.12 **Vice Chairman of the Board**. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least a majority of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the au thority provided in these Bylaws.

ARTICLE IV

Officers

Section 4.1 **Officers**. The Board of Directors shall elect a President, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elec ted by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to au thorization of the Board of Directors.

Section 4.2 **Election and Term of Office**. The officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of these Bylaws, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 **Resignation and Removal**. Any officer may resign at any time upon written notice to the Corporation. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rig hts, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not itself create contract rights.

Section 4.4 **Compensation and Bond**. The compensation of the officers of the Corporation shall be fixed by the Board of Directors , but this power may be delegated to any officer in respect of other officers under his or her control. The Corporation may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 **President and Chief Executive Officer**.

(a) The Chief Executive Officer shall be appointed by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The Chief Executive Officer shall manage the affairs of the Corporation and shall be the representative of the Corporation in all public matters. The Chief Executive Officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. In the case of temporary absence or inability to act, the Chi ef Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his or her failure to do so, or if the office of Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the Chief Executive Officer.

(b) The President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.6 **Vice Presidents**. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 **Treasurer**. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation and may disburse funds as directed by the Board of Directors.

He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.8 **Secretary**. The Secretary shall record all the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have custody of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining the stock ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Chief Executive Officer or the Board of Directors.

Section 4.9 **Assistant Treasurers**. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him or her.

Section 4.10 **Assistant Secretaries**. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.11 **Delegation of Duties**. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

Indemnification And Insurance

Section 5.1 **Right to Indemnification**. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a " **proceeding**"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "**indemnitee**"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; *provided, however*, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.2 **Right to Advancement of Expenses**. The right to indemnification conferred in Section 5.1 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "**advancement of expenses**"); *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "**undertaking**"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.2 or otherwise.

Section 5.3 **Right of Indemnitee to Bring Suit**. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 **Non-Exclusivity of Rights**. The right to indemnification and the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5 **Insurance**. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 5.6 **Indemnification of Employees and Agents of the Corporation**. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 5.7 **Contract Rights**. The rights to indemnification and to the advancement of expenses conferred in Section 5.1 and Section 5.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VI

Stock

Section 6.1 **Certificates**. Certificates for stock of the Corporation shall be in such form as shall be approved by the Board of Directors and shall be signed in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such certificates may be sealed with the seal of the Corporation or a facsimile thereof. Any of or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. The Board of Directors may provide by resolution or resolutions that all or some of any class or series of stock of the Corporation shall be uncertificated shares. Within a reasonable time following the issuance or transfer of any uncertificated shares, the Corporation shall send to the registered owner thereof any written notice prescribed by the DGCL.

Section 6.2 **Transfers of Stock**. Transfers of stock shall be made only upon the books of the Corporation by the holder, in person or by a duly authorized attorney, and on the surrender of the certificate or certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the Certificate of Incorporation and these Bylaws and the DGCL, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of certificates for stock of the Corporation. The Board of Directors may appoint one or more transfer agents or registrars of transfers, or both, and may require all stock certificates to bear the signature of either or both.

Section 6.3 **Lost, Stolen or Destroyed Certificates**. The Corporation may issue a new stock certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board of Directors may require such owner to satisfy other reasonable requirements as it deems appropriate under the circumstances.

Section 6.4 **Stockholder Record Date**. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend or other distribution, or to exercise such rights in respect of any such change, conversion or exchange of stock, or to participate in such action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any record date so fixed.

ARTICLE VII

Seal

Section 7.1 **Seal**. The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words " **Corporate Seal**" and "**Delaware**". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE VIII

Waiver Of Notice

Section 8.1 **Waiver of Notice**. Whenever notice is required to be given to any stockholder or director of the Corporation under any provision of the DGCL or the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a stockholder, such waiver of notice may be signed by such stockholder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

Checks, Notes, Drafts, Etc.

Section 9.1 **Checks, Notes, Drafts, Etc**. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

Amendments

Section 10.1 **Amendments**. These Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or meeting of the stockholders. With respect to each Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of the Bylaws of this Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

ARTICLE XI

Waiver Of Limits

Section 11.1 **Waiver of Ownership Limits and Voting Limits to Permit Merger.**

(a) The Board of Directors hereby waives (i) pursuant to Article FOURTH, Section III(a)(i) of the certificate of incorporation of the Corporation dated November 16, 2004, as amended ("**2004 Certificate**"), the restrictions on ownership of capital stock of the Corporation described in Article FOURTH, Section III(a)(i) of the 2004 Certificate, and (ii) pursuant to Article FOURTH, Section III(b)(i) of the 2004 Certificate, the restrictions on voting rights with respect to the capital stock of the Corporation as described in Article FOURTH, Section III(b)(i) of the 2004 Certificate, in each case solely in order to permit the merger and the other transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 30, 2007, by and among Eurex Frankfurt AG, a stock corporation organized under the laws of the Federal Republic of Germany ("**Eurex Frankfurt**"), Ivan Acquisition Co., a Delaware corporation and a wholly-owned indirect subsidiary of Eurex Frankfurt, and the Corporation, under which the Corporation (A) will become a wholly-owned subsidiary of U.S. Exchange Holdings, Inc., a Delaware corporation that is a wholly-owned subsidiary of Eurex Frankfurt, and (B) will become an indirect subsidiary of Eurex Frankfurt, Eurex Zürich AG ("**Eurex Zürich**"), a stock corporation organized under the laws of Switzerland, Deutsche Börse AG ("**Deutsche Börse**"), a stock corporation organized under the laws of the Federal Republic of Germany, SWX Swiss Exchange ("**SWX**"), a stock corporation organized under the laws of Switzerland, SWX Group, a stock corporation organized under the laws of Switzerland, and Verein SWX Swiss Exchange, an association organized under the laws of Switzerland. For the purpose of this Article XI, Deutsche Börse, Eurex Frankfurt, Eurex Zürich, SWX, SWX Group, Verein SWX Swiss Exchange, and U.S. Exchange Holdings, Inc. are collectively referred to as the "**Upstream Owners.**"

(b) In so waiving the applicable Ownership Limits and Voting Limits to allow ownership and voting of the capital stock of the Corporation by the Upstream Owners, the Board of Directors has determined, with respect to each Upstream Owner, that: (i) such waiver will not impair the ability of the Corporation and each Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (ii) such waiver is otherwise in the best interests of the Corporation, its stockholders, and each Controlled National Securities Exchange, or facility thereof; (iii) such waiver will not impair the ability of the Commission to enforce the Exchange Act; (iv) neither the Upstream Owner nor any of its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (v) neither the Upstream Owner nor any of its Related Persons is a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of such Controlled National Securities Exchange.

Section 11.2 **Waiver of Ownership Limits and Voting Limits to Permit Transaction.**

(a) The Board of Directors hereby waives (i) pursuant to Article FOURTH, Section III(a)(i) of the certificate of incorporation of the Corporation dated December 23, 2008, as amended ("2008 Certificate"), the restrictions on ownership of capital stock of the Corporation described in Article FOURTH, Section III(a)(i) of the 2008 Certificate, an d (ii) pursuant to Article FOURTH, Section III(b)(i) of the 2008 Certificate, the restrictions on voting rights with respect to the capital stock of the Corporation as described in Article FOURTH, Section III(b)(i) of the 2008 Certificate, in each case sol ely in order to permit the transactions contemplated by that certain Share Purchase Agreement, dated as of June 7, 2011, between Deutsche Börse and SIX Group AG (formerly SWX Group) and SIX Swiss Exchange AG (formerly SWX), under which the Corporation will become an indirect subsidiary of Eurex Global Derivatives AG ("EGD"), a stock corporation organized under the laws of Switzerland (the "Transaction"). At the time the Transaction is consummated, EGD will be referred to as an Upstream Owner, and SIX Group AG, SIX Swiss Exchange AG, and Verein SIX Swiss Exchange (formerly Verein SWX Swiss Exchange) will no longer be referred to as Upstream Owners.

(b) In so waiving the applicable Ownership Limits and Voting Limits to allow ownership and voting of the capital st ock of the Corporation by EGD, the Board of Directors has determined, with respect to EGD, that: (i) such waiver will not impair the ability of the Corporation and each Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (ii) such waiver is otherwise in the best interests of the Corporation, its stockholders, and each Controlled National Securities Exchange, or facility thereof; (iii) such waiver will not impair the ability of the Commission to enforce the Exchange Act; (iv) neither EGD nor any of its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (v) neither EGD nor any of its Related Persons is a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of such Controlled National Securities Exchange.

Last Amended March 18, 2013

SECOND AMENDED AND RESTATED CONSTITUTION

OF

INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED CONSTITUTION

OF

INTERNATIONAL SECURITIES EXCHANGE, LLC

ARTICLE I

SOLE LLC MEMBER

Section 1.1 Sole LLC Member. International Securities Exchange, LLC (the "Exchange") is a single member limited liability company with one limited liability company interest currently authorized (the "LLC Interest"). The holder of the LLC interest is International Securities Exchange Holdings, Inc., which may assign the LLC Interest as provided in the LLC Agreement (the "Sole LLC Member").

Section 1.2 Meetings of Sole LLC Member. (a) Meetings of the Sole LLC Member shall be held at such place within or without the State of Delaware, as may be fixed by the Board of Directors in conjunction with meetings of holders of Exchange Rights (as defined in Article VI of the Limited Liability Company Agreement of the Exchange (the "LLC Agreement")).

(b) The Sole LLC Member shall meet annually along with the holders of Exchange Rights on such date and place and at such time as may be designated by the Board of Directors provided in Section 2.1 to elect the members of the Board of Directors and transact such other business as may be set forth in the written notice of the meeting.

Section 1.3 Special Meetings of Sole LLC Member. A special meeting of the Sole LLC Member may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Exchange would at the time have if there were no vacancies (the "Whole Board"), including no less than fifty percent (50%) of the Non-Industry Directors. A special meeting shall also be called by the Secretary of the Exchange at the request of the Sole LLC Member. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 1.4. Notice of Sole LLC Member Meetings; Proxies; Record Date; No Action by Written Consent. Whenever the Sole LLC Member is required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except in instances in which the Sole LLC Member duly waives notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Sole LLC Member. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the Sole LLC Member at the address of the Sole LLC Member as it appears on the records of the Exchange. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to the Sole LLC Member.

In order that the Exchange may determine the holder of the Interest entitled to notice of or to vote at any meeting of the Sole LLC Member or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (l) the record date for determining the holder of the Interest entitled to notice of or to vote at a meeting of the Sole LLC Member shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining the holder of the Interest for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of the holder of the Interest of record entitled to notice of or to vote at a meeting of the Sole LLC Member shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. Only such holder of the Interest as shall be holder of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of the Interest on the books of the Exchange after any record date so fixed.

Any action required or permitted to be taken by the Sole LLC Member must be taken at any annual or special meeting of the Sole LLC Member and may not be taken by any consent in writing by the Sole LLC Member.

ARTICLE II

EXCHANGE RIGHTS

Section 2.1 Annual Meeting. An annual meeting of the holders of Exchange Rights shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Exchange, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors for the purpose of electing directors to fill expiring terms.

Section 2.2 Special Meetings. A special meeting of the holders of Exchange Rights entitled to vote on any business to be considered at any such meeting may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 2.3 Notice of Meetings. Whenever holders of Exchange Rights are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any holder of Exchange Rights duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each holder of Exchange Rights entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to each such holder at such holder's address as it appears on the records of the Exchange. Any previously scheduled meeting of the holders of Exchange Rights may be postponed by resolution of the Board of Directors and upon public notice given by press release prior to the time previously scheduled for such meeting of holders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each holder of Exchange Rights of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law, the LLC Agreement or by this Constitution, at any meeting of holders of Exchange Rights the holders of a majority of the voting power of the outstanding Exchange Rights entitled to vote generally in the election of Exchange Directors (the "Voting Rights"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that, when specified business is to be voted on by a series voting as a class, the holders of a majority of the voting power of such series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the Voting Rights so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a series, the chairman or a majority of the rights of such series entitled to vote which are so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of this Constitution. The holders of Exchange Rights present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of holders to result in less than a quorum.

Section 2.5 Voting. Except with respect to the directors elected by the Sole LLC Member, as set forth in Section 3.2(b) hereof, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of Exchange Rights entitled to vote thereon. Whenever any company action, other than the election of directors, is to be taken by vote of the holders of Exchange Rights at a meeting, such company action shall, except as otherwise required by law, by the LLC Agreement or by this Constitution, be authorized by the affirmative vote of the holders of a majority of the Exchange Rights present or represented by proxy and entitled to vote with respect to such company action.

Except as otherwise provided by law, or by the LLC Agreement, each holder of record of Exchange Rights entitled to vote on any matter at any meeting of holders of Exchange Rights shall be entitled to one vote for each Exchange Right standing in the name of such holder on the books of the Exchange on the record date for the determination of the holders entitled to vote at the meeting.

Upon the demand of any holder of Exchange Rights entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each holder of Exchange Rights entitled to vote at a meeting of holders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the holder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Exchange or his or her representative at or before the time of the meeting.

Section 2.7 Record Date. In order that the Exchange may determine the holders of Exchange Rights entitled to notice of or to vote at any meeting of holders or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (1) the record date for determining holders of Exchange Rights entitled to notice of or to vote at a meeting of holders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining holders of Exchange Rights for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of holders of Exchange Rights of record entitled to notice of or to vote at a meeting of holders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such holders of Exchange Rights as shall be holders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of any rights on the books of the Exchange after any record date so fixed.

Section 2.8 List of Holders. The Secretary of the Exchange shall prepare and make, at least ten (10) days before every meeting of holders of Exchange Rights, a complete list of the holders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each holder and the number of Exchange Rights registered in the name of each holder. Such list shall be open to the examination of any holder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting on a reasonably accessible electronic network, provided that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Exchange. In the event that the Exchange determines to make the list available on an electronic network, the Exchange may take reasonable steps to ensure that such information is available only to holders of Exchange Rights. If the meeting is to be held at a place, then the list shall also be produced at the place of the meeting during the whole time thereof, and may be inspected by any holder of Exchange Rights who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any holders of Exchange Rights during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Exchange to include electronic mail addresses or other electronic contact information on such list.

The list of holders of Exchange Rights shall be the only evidence as to who are the holders entitled to examine the list required by this Section or the books of the Exchange, or to vote in person or by proxy at any meeting of holders of Exchange Rights.

Section 2.9 No Action by Written Consent. Any action required or permitted to be taken by the holders of Exchange Rights must be taken at an annual meeting or special meeting of the holders of Exchange Rights and may not be taken by any consent in writing by such holders.

ARTICLE III

DIRECTORS

Section 3.1 General Powers. The business and affairs of the Exchange shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by this Constitution expressly conferred upon it, the Board of Directors may exercise all such powers of the Exchange and do all such lawful acts and things as are not by the LLC Agreement or by this Constitution required to be exercised or done by the Sole LLC Member or the holders of Exchange Rights.

Section 3.2 Number, Tenure, Qualifications and Voting. (a) The number of directors shall be no less than fifteen (15) and no more than sixteen (16) and may be changed only with the approval of the affirmative vote of the holders of two-thirds of the then outstanding Exchange Rights.

(b) The Board shall be composed as follows:

(i) Two (2) directors shall be officers, directors or partners of Primary Market Makers and shall be elected by a plurality of the holders of the PMM Rights voting together as a class (the "PMM Directors"),

(ii) Two (2) directors shall be officers, directors or partners of Competitive Market Makers and shall be elected by a plurality of the holders of the CMM Rights voting together as a class (the "CMM Directors"),

(iii) Two (2) directors shall be officers, directors or partners of Electronic Access Members and shall be elected by the plurality of the holders of the EAM Rights voting together as a class (the "EAM Directors"),

(iv) Eight (8) directors shall also meet the requirements of non-industry representatives and shall be elected by the Sole LLC Member (the "Non-Industry Directors"), at least two (2) of whom shall be public representatives (the "Public Directors"),

(v) One (1) director shall be the person then holding the office of Chief Executive Officer of the Exchange and shall be elected by the Sole LLC Member, and

(vi) The Sole LLC Member may, in its sole and absolute discretion, elect one (1) additional director who shall meet the requirements of "Non-Industry Directors," except that such person was employed by the Exchange at any time during the three (3) year period prior to his or her initial election (the "Former Employee Director").

(c) The Non-Industry Directors and the Public Directors shall hold office for a term expiring at the annual meeting of the Sole LLC Member and holders of Exchange Rights held in the first year following the year of their election, and until their successors are elected and qualified. The Exchange Directors shall be divided into two classes, and designated as Class I or Class II directors. At each annual meeting of the Sole LLC Member and holders of Exchange Rights, the holders of Exchange Rights shall elect the successors to such Exchange Directors whose terms are expiring. Each of Class I and Class II shall be comprised of half of the PMM Directors, CMM Directors and EAM Directors. The Exchange Directors of each class shall hold office until their successors shall have been duly elected and qualified. At each succeeding annual meeting of the Sole LLC Member and the holders of Exchange Rights, the successors of the class of Exchange Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of their election, and until their successors are elected and qualified. The Chief Executive Officer shall hold office for a term of one (1) year, or until such earlier time as such person no longer serves as Chief Executive Officer of the Exchange. If a Former Employee Director is elected by the Sole LLC Member pursuant to Section 3.2(b)(vi), such director shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member held in the first year following the year of his or her election. In the event that such Former Employee Director position becomes available, whether through vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, the Sole LLC Member may, in its sole and absolute discretion, elect a person satisfying the requirements of a "Former Employee Director," and such director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the prior Former Employee Director expires.

(d) All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Qualifications and other Requirements.

(i) No Exchange Member shall have more than one officer, director or partner of such Exchange Member elected to the Board of Directors during any term.

(ii) The Chief Executive Officer shall serve on the Board only for so long as such person remains the Chief Executive Officer.

(iii) No Exchange Director may serve on the Board of Directors for more than three (3) consecutive terms. In determining the amount of time a Director has served on the Board of Directors, such Director's service as a director for any predecessor entity of the Exchange shall be taken into account. Any such director may be eligible for election following a two-year hiatus from service on the Board of Directors.

Section 3.3 Vacancies and Newly Created Directorships. In the event that a director position becomes available, whether through a vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, or a newly created directorship resulting from any increase in the authorized number of directors, the Nominating Committee, in the case of a vacancy for an Exchange Directorship, and the Corporate Governance Committee, in the case of a vacancy for a Non-Industry Directorship, shall nominate, and the Board of Directors shall elect, by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, a person satisfying the qualifications for the class of directors in which there is a vacancy, and any director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Exchange. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of, in the case of the Non-Industry Directors, the Sole LLC Member, and in the case of the Exchange Directors, the holders of at least a majority of the Exchange Rights entitled to vote with respect to such Exchange Director.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of holders of Exchange Rights and the Sole LLC Member. The Board of Directors may fix times and places for such annual and additional regular meetings of the Board of Directors and no further notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by the Secretary if one (1) PMM Director and one (1) CMM Director shall request such a meeting, or if a majority of the Non-Industry Directors shall request such a meeting, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by telegram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to this Constitution as provided under Section 10.1 of this Constitution.

Section 3.7 Quorum and Voting. A number of directors equal to at least a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors, provided that such requirement shall be deemed satisfied if at least fifty percent (50%) of the Non-Industry Directors are (i) present at or (ii) have waived their attendance for a meeting after receiving an agenda prior to such meeting, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting so adjourned. Except as otherwise provided by law, by the LLC Agreement, or by this Constitution, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Exchange in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Nomination of Directors. (a) (i) Nominees for election of the Exchange Directors shall be selected by the Nominating Committee as described in Section 5.3(c) or as provided in this Section 3.10.

(ii) In addition to the nominees for Exchange Directors named by the Nominating Committee, persons eligible to serve as such may be nominated for election to the Board of Directors by a petition, signed by the holders of not less than five percent (5%) of the outstanding Exchange Rights of the series entitled to elect such person if there are more than eighty (80) Exchange Rights in the series entitled to vote, ten percent (10%) of the outstanding rights of such series entitled to elect such person if there are between eighty (80) and forty (40) Exchange Rights in the series entitled to vote, and twenty-five percent (25%) of the outstanding Exchange Rights of such series entitled to elect such person if there are less than forty (40) Exchange Rights in the series entitled to vote. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year.

For purposes of determining whether a person has been nominated for election by petition by the requisite percentage, no Exchange Member, alone or together with its affiliates, may account for more than fifty percent (50%) of the signatures of the holders of outstanding Exchange Rights of the series entitled to elect such person, and any such signatures by such Exchange Member, alone or together with its affiliates, in excess of such fifty percent (50%) limitation shall be disregarded.

(b) (i) Nominees for election of the Non-Industry Directors, including the Public Directors, shall be selected by the Corporate Governance Committee or by the Sole LLC Member in the manner set forth in subparagraph (ii) below. In the event any nominee named by the Corporate Governance Committee withdraws or becomes ineligible, the Corporate Governance Committee may select an additional nominee to replace the withdrawn or ineligible nominee. In making nominations, such committee shall give due consideration to a member's longevity of service on the Board of Directors and the benefits of rotation of the Non-Industry Directors serving on the Board of Directors.

(ii) In addition to the nominees named by the Corporate Governance Committee, persons may be nominated for election to the Board as Non-Industry Directors by a petition, signed by the Sole LLC Member. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year.

(c) Nominees for director shall provide the Secretary such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Non-Industry Director, a Public Director or an Exchange Director.

Section 3.11 Interested Directors. (a) No director shall directly or indirectly participate as a member of the Board of Directors or of any committee in any matter which would substantially affect his or her interest or the interests of any person in whom he or she is directly or indirectly interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board of Directors or of a committee which authorizes actions with respect to such matter.

(b) An interested director shall disqualify himself or herself or shall be disqualified by a vote of the Board of Directors or the chairman of any committee.

(c) For purposes of this Section, a director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration, nor in the determination of matters that may affect the Exchange Members as a whole or certain types of Exchange

Members, and Exchange Directors shall not be prohibited from participating in such determination by reason of their participation in the normal course of the conduct of Exchange business.

Section 3.12 Chairman of the Board. The Chairman of the Board shall be a Non-Industry Director or Former Employee Director who is elected by the affirmative vote of at least two-thirds of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange. The Chairman of the Board shall preside at all meetings of holders of Exchange Rights, the Sole LLC Member, and of the Board of Directors.

Section 3.13 Vice Chairman of the Board. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least two-thirds of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange.

ARTICLE IV

OFFICERS

Section 4.1 Officers. The Board of Directors shall elect a President, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Election and Term of Office. The officers of the Exchange shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the Sole LLC Member and holders of Exchange Rights. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of this Constitution, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 Resignation and Removal. Any officer may resign at any time upon written notice to the Exchange. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Exchange shall not itself create contract rights.

Section 4.4 Compensation and Bond. The compensation of the officers of the Exchange shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Exchange may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 Qualification. The officers and employees of the Exchange shall not be holders of Exchange Rights nor affiliated with an Exchange Member.

Section 4.6 President and Chief Executive Officer. (a) The Chief Executive Officer shall be elected by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The Chief Executive Officer shall manage the affairs of the Exchange and shall be the representative of the Exchange in all public matters. The Chief Executive Officer shall not engage in any other occupation during his or her incumbency except with the approval of the Board of Directors. The Chief Executive Officer may be removed by a vote of two-thirds of the directors then in office, exclusive of the Chief Executive Officer, in the event that he or she refuses, fails, neglects or is unable to discharge his or her duties or for any cause affecting the best interests of the Exchange. In the case of temporary absence or inability to act, the Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his or her failure to do so, or if the office of Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the Chief Executive Officer.

(b) The President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.8 Treasurer. The Treasurer shall have charge of all funds and securities of the Exchange, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Exchange in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Exchange, may sign all receipts and vouchers for payments made to the Exchange and may disburse funds in accordance with the Rules or as directed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.9 Secretary. The Secretary shall record all the proceedings of the meetings of the holders of Exchange Rights, the Sole LLC Member and the Board of Directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall determine whether a nominee for either director or a prospective committee member meets the required qualifications for such a position and shall review the qualifications of such persons at least annually. He or she shall attend to the giving and serving of all notices of the Exchange. He or she shall have charge of the ledger setting forth the holders of Exchange Rights and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining such ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Board of Directors.

Section 4.10 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him.

Section 4.11 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him.

Section 4.12 Delegation of Duties. In case of the absence of any officer of the Exchange, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

COMMITTEES

Section 5.1 Committees of the Board of Directors. (a) The Board of Directors may from time to time, by resolution passed by a majority of the Whole Board, designate one or more additional committees (the "Board Committees"), each committee to consist of one or more directors of the Exchange. The Board of Directors may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a Board Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such Board Committee, to the extent provided in the resolution of the Board of Directors or in this Constitution, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Exchange, and may authorize the seal of the Exchange to be affixed to all papers which may require it, except with respect to those matters referred to in

Section 5.2 of this Constitution and as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such Board Committee shall have the power or authority to authorize the issuance of Exchange Rights. Any such Board Committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise set forth herein or as provided by the Board of Directors, a majority of any such Board Committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such Board Committee present at a meeting at which a quorum is present shall be the act of such Board Committee. Each such Board Committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such Board Committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board.

(b) A committee or subcommittee, other than a Board Committee, may consist of industry and non-industry representatives who are not directors. Such committee members may be appointed by the Board of Directors or the Board of Directors may delegate such authority. Such committee members may only be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board. Each prospective committee member who is not a director shall, upon request, provide the Secretary of the Exchange with such information as is reasonably requested in order to verify that the prospective committee member meets any specified qualifications.

Section 5.2 Executive Committee. The Executive Committee shall consist of six (6) directors, including the Chairman of the Board, the Vice Chairman of the Board and the Chief Executive Officer. At least three (3) of the members of the Executive Committee shall be Non-Industry Directors, at least one (1) of whom shall be a Public Director. The Board shall appoint the members of the Executive Committee in accordance with this Section 5.2. The Chairman of the Executive Committee shall be the Chief Executive Officer of the Exchange. The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors except that the Executive Committee shall not have the powers of the Board of Directors with respect to approving any merger, consolidation, sale of substantially all of the assets or dissolution of the Exchange.

Section 5.3 Nominating Committee. (a) The Nominating Committee shall not act as a committee of the Board of Directors, but rather shall be a committee of the Exchange. The Nominating Committee shall be composed of one (1) representative of a PMM Right, one (1) representative of a CMM Right and one (1) representative of an EAM Right. No officer or employee of the Exchange shall serve on the Nominating Committee. Not less than 60 days, but not more than 75 days, prior to each annual meeting of the Sole LLC Member and holders of Exchange Rights, the Nominating Committee shall select nominees for each Exchange Directorship to be filled. The Board shall appoint the members of the Nominating Committee in accordance with the qualifications prescribed in this Section 5.3.

(b) A member of the Nominating Committee may not simultaneously serve on the Board of Directors, unless such member is in the final year of his or her term as director and does not stand for reelection to the Board of Directors until such time as he or she is no longer a member of the Nominating Committee.

(c) The Nominating Committee shall nominate persons for election to the Board of Directors as the Exchange Directors by the holders of Exchange Rights during the annual meeting pursuant to the following:

(1) The Nominating Committee shall meet on such dates and at such times as determined by the Committee for the purpose of selecting not less than one (1) nominee for each expiring term and vacancy on the Board of Directors for Exchange Directors.

(2) The Nominating Committee will accept recommendations of nominations for an expiring term or vacancy of an Exchange Director from the holders of Exchange Rights entitled to elect such person as provided in Section 3.10(a).

(3) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible, the Nominating Committee may select an additional nominee to replace the withdrawn or ineligible nominee.

(d) At all meetings, a quorum for the transaction of business shall consist of a majority of the members of the Nominating Committee. In the absence of a quorum, a majority of the committee members present may adjourn the meeting until a quorum is present.

Section 5.4 Corporate Governance Committee. The Corporate Governance Committee shall consist of three (3), and no more than eight (8), Non-Industry Directors, each of whom shall meet the requirements established in the Corporate Governance Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Corporate Governance Committee.

Section 5.5 Finance & Audit Committee. The Finance & Audit Committee shall consist of not less than three (3) and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Finance & Audit Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Finance & Audit Committee.

Section 5.6 Compensation Committee. The Compensation Committee shall consist of not less than three (3), and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Compensation Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Compensation Committee.

Section 5.7 Conduct of Proceedings. Except as otherwise provided in this Constitution, the Rules or by resolution of the Board of Directors, each Committee may determine the manner in which its proceedings shall be conducted.

ARTICLE VI

INDEMNIFICATION AND INSURANCE

Section 6.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Exchange or is or was serving at the request of the Exchange as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Exchange to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Exchange to provide broader indemnification rights than the Act permitted the Exchange to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 6.3 with respect to proceedings seeking to enforce rights to indemnification, the Exchange shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 6.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 6.1 shall include the right to be paid by the Exchange the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Exchange of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 6.2 or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Exchange within thirty (30) days after a written claim has been received by the Exchange, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Exchange to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the Exchange shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Exchange.

Section 6.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of this Constitution, agreement, vote of the Sole LLC Member or disinterested directors or otherwise.

Section 6.5 Insurance. The Exchange may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Exchange or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Exchange would have the power to indemnify such person against such expense, liability or loss under the law.

Section 6.6 Indemnification of Employees and Agents of the Exchange. The Exchange may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Exchange to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Exchange.

Section 6.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VII

EXCHANGE RIGHTS

Section 7.1 Uncertificated Rights. The Exchange Rights shall be uncertificated rights. The Secretary of the Exchange shall maintain a ledger of such rights and shall be informed by holders of Exchange Rights in the event of a transfer of such rights, as set forth herein. Within a reasonable time following the issuance or transfer of any uncertificated rights, the Exchange shall send to the registered owner thereof written confirmation of such transfer or issuance of rights, as the case may be.

Section 7.2 Transfers of Exchange Rights. Transfers of Exchange Rights shall be made only upon the books of the Exchange by the holder, in person or by a duly authorized attorney, and upon written notice to the Exchange duly executed, with such proof of the authenticity of the signature as the Exchange or its agents may reasonably require. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the LLC Agreement and this Constitution and the Act, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of Exchange Rights. Directors may appoint one or more transfer agents or registrars of transfers, or both.

ARTICLE VIII

WAIVER OF NOTICE

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any holder of Exchange Rights, the Sole LLC Member or director of the Exchange under any provision of the Act or the LLC Agreement or this Constitution, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a holder of Exchange Rights, such waiver of notice may be signed by such holder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the holders of Exchange Rights, the Sole LLC Member, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

CHECKS, NOTES, DRAFTS, ETC.

Section 9.1 Checks, Notes, Drafts, Etc.. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

AMENDMENTS

Section 10.1 Amendments. This Constitution may be amended, added to, rescinded or repealed at any meeting of the Board of Directors, provided that notice of the proposed change was given in the notice of the meeting and, in the case of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting provided, however, that (i) if such amendment would alter or change the powers, preferences or special rights of one or more series of Exchange Rights so as to affect them adversely, or increase the aggregate number of authorized PMM Rights or CMM Rights, such amendment shall also be approved by the holders of a majority of such Exchange Rights entitled to vote thereon, in the manner set forth herein and in this Constitution, and to the extent required by Section 6.3(b) of the LLC Agreement, the holders of PMM Rights, voting as a separate class, and CMM Rights, voting as a separate class, in accordance with Section 6.3(b) of the LLC Agreement, and (ii) if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in the LLC Agreement and in this Constitution.

ARTICLE XI

REGULATION

Section 11.1 Rulemaking. The Board of Directors may, by the affirmative vote of a majority of the entire Board of Directors, which must include the affirmative vote of either (i) at least one (1) PMM Director and at least one (1) CMM Director, or (ii) at least five (5) Non-Industry Directors, adopt, amend or repeal such Rules as it may deem necessary or proper, including, but not limited to, Rules with respect to:

(a) The trading of securities on the Exchange;

(b) The access of Exchange Members to and the conduct of such Exchange Members with the Exchange System and their use of System facilities;

(c) Insolvency of the Exchange Members;

(d) The partners, officers, directors, stockholders and employees of Exchange Members;

(e) The business conduct of Exchange Members;

(f) The business connections of Exchange Members, and their association with or domination by or over corporations or other persons engaged in the securities business;

(g) Capital requirements for Exchange Members;

(h) The arbitration of disputes, claims and controversies between Exchange Members and procedures relating thereto;

(i) Transfers of Exchange Rights and disposition of the proceeds of such transfers; and

(j) The conduct and procedure for disciplinary hearings and reviews therefrom.

Section 11.2 Supervision. The Board of Directors shall have general supervision over the examination of Exchange Members and associated persons in connection with their conduct of business related to being a member of the Exchange.

(a) The Board of Directors may examine the business conduct and financial condition of Exchange Members and associated persons.

(b) The Board of Directors may adopt Rules with respect to the Exchange's supervision over partnership and corporate arrangements and over officers of Exchange Members, as well as with respect to the employment, compensation and duties of such employees as it may deem appropriate.

(c) The Board of Directors shall supervise all matters relating to the collection, dissemination and use of quotations and of reports of prices on the Exchange.

(d) The Board of Directors shall have the power to approve or disapprove any connection or means of communication with the Exchange and may require the discontinuance of any such connection or means of communication.

Section 11.3 Securities. The Board of Directors may approve the admission of securities for trading on the Exchange or may remove the same from trading on the Exchange.

Section 11.4 Penalties. The Board of Directors may prescribe and impose penalties for violations of this Constitution or Rules for neglect or refusal to comply with orders, directions or decisions of the Board of Directors, or for any other offenses against the Exchange.

ARTICLE XII

PROVISIONS REGARDING EXCHANGE RIGHTS, MEMBERS AND TRADING PRIVILEGES

Section 12.1 PMM Rights.

(a) Each PMM Right shall have the trading rights and privileges set forth herein and in the Rules for Primary Market Makers. A holder of PMM Rights shall (i) exercise the trading rights and privileges associated with a PMM Right if such holder is approved as a Primary Market Maker under this Constitution and the Rules, or (ii) lease all (but not less than all) the trading rights and privileges to an entity that is approved as a Primary Market Maker under this Constitution and the Rules.

(b) Each Primary Market Maker shall be the holder of one or more PMM Rights, or be the lessee of trading rights associated with one or more PMM Rights. Each PMM Right shall entitle a Primary Market Maker, who meets the Exchange's eligibility criteria and is in good standing, to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(c) A PMM Right and/or the trading privileges associated with a PMM Right shall be transferable (in whole but not in part) by the holder of such PMM Right or, in the case of leased trading privileges, with such holder's permission, but only upon the approval of the Exchange as provided in this Constitution and the Rules.

Section 12.2 CMM Rights.

(a) Each CMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Competitive Market Makers. A holder of CMM Rights shall (i) exercise the trading rights and privileges associated with a CMM Right if such holder is approved as a Competitive Market Maker under this Constitution and the Rules, or (ii) lease all (but not less than all) the trading rights and privileges to an entity that is approved as a Competitive Market Maker under this Constitution and the Rules.

(b) Each Competitive Market Maker shall be the holder of one or more CMM Rights, or a lessee of the trading rights associated with one or more CMM Rights. Each CMM Right shall entitle a Competitive Market Maker, who meets the Exchange's eligibility criteria and is in good standing, to enter quotations and orders into the Exchange's System for such Exchange Member's own account with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(c) A CMM Right and/or the trading privileges associated with a CMM Right shall be transferable (in whole but not in part) by the holder of such CMM Right or, in the case of leased trading privileges, with such holder's permission, but only upon the approval of the Exchange as provided in this Constitution and the Rules.

Section 12.3 EAM Rights.

(a) Each EAM Right shall have the trading rights and privileges as set forth herein and in the Rules for Electronic Access Members so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to (i) enter orders into the Exchange's System, and/or (ii) clear Exchange Transactions.

(b) The trading privileges associated with an EAM Right shall not be transferable. A holder of EAM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the EAM Rights will be transferred back to the Exchange.

Section 12.4 Lessee Members. (a) Trading Rights. A holder of PMM Rights and CMM Rights in good standing may lease all (but not less than all) the trading rights and privileges associated with such rights to an approved Exchange Member as provided in Sections 12.1 and 12.2 hereof, subject to and in accordance with such rules and procedures as may be adopted by the Board of Directors.

(b) Voting Rights. Except with respect to the Core Rights, as defined in the LLC Agreement, which voting rights shall remain with the lessor, under a lease agreement the lessor may retain voting rights with respect to the PMM Rights and CMM Rights or may transfer such voting rights to the lessee.

Section 12.5 Approval of Holders of Exchange Rights. Each holder of an Exchange Right must be approved by the Exchange with respect to each right held by such holder. Any holder of Exchange Rights approved by the Exchange shall not be deemed an Exchange Member unless such holder has also been approved to exercise trading rights and privileges in accordance with this Constitution and the Rules. The good standing of a holder of Exchange Rights may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of the requirements for approval set forth therein cease to be maintained, or if such holder violates any agreements with the Exchange or any of the provisions of this Constitution or the Rules.

Section 12.6 Eligibility for Trading Privileges; Members. Exchange Members shall be corporations, partnerships or limited liability companies that meet the requirements for approval as stated in this Constitution and the Rules. Except as otherwise provided in this Constitution and the Rules, such Exchange Members must have as the principal purpose of their ownership of Exchange Rights, or lease of the trading rights and privileges associated with the PMM Rights or CMM Rights, the conduct of a public securities business as defined in the Rules. The good standing of an Exchange Member may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of said conditions for approval cease to be maintained or such Exchange Member violates any of its agreements with the Exchange or any of the provisions of this Constitution or the Rules. Unless such an Exchange Member is in good standing, the Exchange Member shall have no rights or trading privileges except as otherwise provided by law, this Constitution or the Rules, shall not hold itself out for any purpose as an Exchange Member, and shall not deal with the Exchange on any basis except as an entity without trading privileges.

Section 12.7 Membership Agreement. No Exchange Member shall be entitled to any privileges thereof until such Exchange Member has agreed to be bound by this Constitution and the Rules by execution of a Membership Agreement. By such agreement such Exchange Member pledges to abide by the same as it has been or shall be from time to time amended.

Section 12.8 Registration of Individual Memberships for Organizations. Every individual holder of an Exchange Right or applicant who is or intends to become an executive officer, director, principal shareholder or general partner of an organization engaged or proposed to engage in business as an Exchange Member may apply to register his or her rights for such organization. Additional individual holders of Exchange Rights may register their rights for such an organization in accordance with the Rules. Registration of an individual holder of Exchange Rights for an organization may be withdrawn by the Exchange for any reason that would justify withdrawal of the approval of either the individual, as a holder of Exchange Rights, or the Exchange Member in relation to its trading privileges.

Section 12.9 Acquisition and Transfer of Exchange Rights. Exchange Rights may only be offered for sale and transferred by the owners thereof, or under certain circumstances by the Exchange, as provided in the Rules or in this Constitution.

ARTICLE XIII

DEFINITION OF TERMS

Section 13.1 Definitions. When used in this Constitution, unless the context otherwise requires:

(a) The term "the Act" shall mean the Delaware Limited Liability Company Act, 6 § 18-101, et seq.

(b) The term "affiliate" of a person or "affiliated with" another person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(c) The term "Board Committees" has the meaning set forth in Section 5.1 of this Constitution.

(d) The term "CMM Directors" has the meaning set forth in Section 3.2 of this Constitution.

(e) The term "CMM Right" has the meaning set forth in the LLC Agreement.

(f) The term "Commission" means the United States Securities and Exchange Commission.

(g) The term "Competitive Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with CMM Rights.

(h) The term "Constitution" means this Constitution, as may be amended or amended and restated from time to time.

(i) The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than twenty percent (20%) of the voting power in the election of directors of a corporation, or more than twenty-five percent (25%) of the voting power in the election of directors of any other corporation which directly, or through one or more affiliates, owns beneficially more than twenty-five percent (25%) of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

(j) The term "EAM Directors" has the meaning set forth in Section 3.2 of this Constitution.

(k) The term "EAM Right" has the meaning set forth in the LLC Agreement.

(l) The term "Electronic Access Member" means an Exchange Member that is approved to exercise trading privileges associated with EAM Rights.

(m) The term "Exchange" has the meaning set forth in Section 1.1 of this Constitution.

(n) The term "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

(o) The term "Exchange Member" means an organization that has been approved to exercise trading rights associated with Exchange Rights.

(p) The term "Exchange Directors" means the PMM Directors, CMM Directors and EAM Directors.

(q) The term "Exchange Rights" has the meaning set forth in the LLC Agreement.

(r) The term "Exchange Transaction" means a transaction executed on or through the facilities of the Exchange.

(s) The term "good standing" means that an Exchange Member is not delinquent respecting Exchange dues, fees or other charges and is not suspended or barred from effecting Exchange Transactions or from association with an Exchange Member either by the Exchange or by means of a statutory disqualification.

(t) The term "industry representative" means a person who is an officer, director or employee of a broker or dealer or who has been employed in any such capacity at any time within the prior three (3) years, as well as a person who has a consulting or employment relationship with or has provided professional services to the Exchange and a person who had any such relationship or provided any such services to the Exchange at any time within the prior three (3) years.

(u) The term "LLC Agreement" means the Limited Liability Company Agreement of the Exchange, dated as of November 18, 2004.

(v) The term "Non-Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(w) The term "non-industry representative" means any person that would not be considered an "industry representative," as well as (i) a person affiliated with a broker or dealer that operates solely to assist the securities-related activities of the business of non-member affiliates, (ii) an employee of an entity that is affiliated with a broker or dealer that does not account for a material portion of the revenues of the consolidated entity, and who is primarily engaged in the business of the non-member entity.

(x) The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(y) The term "person associated with a holder" or an "associated person" means any partner, officer, director, or branch manager of a holder of Exchange Rights (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such holder of Exchange Rights, or any employee of such holder of Exchange Rights.

(z) The term "PMM Director" has the meaning set forth in Section 3.2 of this Constitution.

(aa) The term "PMM Rights" has the meaning set forth in the LLC Agreement.

(bb) The term "Primary Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with PMM Rights.

(cc) The term "Public Directors" has the meaning set forth in Section 3.2 of this Constitution.

(dd) The term "public representative" means a non-industry representative who has no material business relationship with a broker or dealer or the Exchange.

(ee) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(ff) The terms "Sole LLC Member" has the meaning set forth in Section 1.1 of this Constitution.

(gg) The "System" means the electronic system operated by the Exchange that receives and disseminates quotes, executes orders and reports transactions.

(hh) The terms "Voting Rights" has the meaning set forth in Section 2.4 of this Constitution.

(ii) The term "Whole Board" has the meaning set forth in Section 1.3 of this Constitution.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "INTERNATIONAL SECURITIES EXCHANGE, LLC", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF NOVEMBER, A.D. 2004, AT 6:48 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3882959 8100

040827531

AUTHENTICATION: 3484517

DATE: 11-17-04

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:47 PM 11/16/2004
FILED 06:48 PM 11/16/2004
SRV 040827531 - 3882959 FILE

CERTIFICATE

OF

FORMATION

OF

INTERNATIONAL SECURITIES EXCHANGE, LLC

The undersigned, for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act, does hereby certify:

1. Name. The name of the limited liability company is International Securities Exchange, LLC.

2. Registered Office and Registered Agent. The registered office of the limited liability company shall be National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, City of Dover, County of Kent, Delaware 19901. The name of the registered agent at that address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned, being an authorized person of the limited liability company has caused this Certificate to be executed as of the 16th day of November, 2004.



Miriam Foley
Authorized Person

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
INTERNATIONAL SECURITIES EXCHANGE, LLC

International Securities Exchange Holdings, Inc., a Delaware corporation (the "Sole LLC Member"), hereby forms International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), and hereby declares the following to be the Limited Liability Company Agreement (the "LLC Agreement") of the Company.

ARTICLE I
FORMATION OF THE COMPANY

Section 1.1. Formation of the Company. The Company concurrently herewith is being formed as a limited liability company under the Act by the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Sole LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 1.2. Name. The name of the Company is "International Securities Exchange, LLC".

Section 1.3. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 1.4. Principal Place of Business. The location of the principal place of business of the Company shall be 60 Broad Street, New York, New York 10004 or such other place as determined by the Board of Directors from time to time.

Section 1.5. Registered Office; Registered Agent. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be National Registered Agents, Inc., 160 Greentree Drive, Suite 101, City of Dover, Delaware 19904 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be National Registered Agents, Inc., or such other registered agent as the Board of Directors may designate from time to time.

Section 1.6. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

ARTICLE II
SOLE LLC MEMBER; VOTING

Section 2.1. Admission of the Sole LLC Member. Effective as of the date of the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware, the Sole LLC Member shall be admitted as the sole member of the Company.

Section 2.2. Rights and Powers of the Sole LLC Member; Voting. Other than as set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement and the Act, the Sole LLC Member shall not participate in the management or control of the Company's business nor shall the Sole LLC Member transact any business for the Company, nor shall the Sole LLC Member have the power to act for or bind the Company, said powers being vested solely and exclusively in the Board of Directors. Subject to the right of the Board of Directors to fill any vacancies as provided in the Constitution (as defined below), the Sole LLC Member shall have the sole right to elect each of the Non-Industry Directors (as defined in the Constitution) and the Chief Executive Officer of the Company as a director (who shall be elected as the Chief Executive Officer and thereafter nominated by the Board of Directors for a directorship by virtue of his or her office, as provided in Section 4.6 of the Constitution), and shall have no other voting rights, except with respect to those matters specifically set forth in this LLC Agreement and as required by the Act. In particular, the Sole LLC Member shall have no voting rights with respect to any increase in the number of authorized PMM Rights (as defined below) or CMM Rights (as defined below; such voting rights referred to as the "Core Rights"), the election of the Exchange Directors (as defined in the Constitution) or any other matters relating to the Exchange Rights (as defined below).

Section 2.3. Liability of the Sole LLC Member. The Sole LLC Member shall not have any liability under this LLC Agreement or under the Act except as provided herein or as required by the Act. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity) shall be solely the debts, obligations or liability of the Company, and the Sole LLC Member shall not be obligated for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

ARTICLE III
INTERESTS, DISTRIBUTIONS AND TAX TREATMENT

Section 3.1. Interest. The Company shall be authorized to issue a single class of Limited Liability Company Interest, as defined in the Act (the "Interest"), to the Sole LLC Member, which shall convey all of the rights of the Sole LLC Member under this Agreement, all rights to the profits and losses of the Company and the right to receive distributions of the assets of the Company. The Company shall be authorized, but not required, to issue one or more certificates, executed by an authorized officer of the Company, evidencing the Interest.

Section 3.2. Capital Contributions. The Sole LLC Member may contribute cash or other property to the Company as it shall decide, from time to time. The Sole LLC Member shall not be entitled to interest on or with respect to capital contributions.

Section 3.3. Distributions. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the Sole LLC Member if such distribution would violate the Act or any other applicable law or is otherwise required to fulfill the regulatory functions or responsibilities of the Company, and (ii) Regulatory Funds shall not be used for non-regulatory purposes, but rather shall be used to fund the legal, regulatory and surveillance operations of the Company and the Company shall not make any distribution to the Sole LLC Member using Regulatory Funds. For the purposes of this Section 3.3, "Regulatory Funds" means fees, fines or penalties derived from the regulatory operations of the Company, provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of the Company or a facility of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

Section 3.4. Tax Characterization; Returns; Distributions in Respect of Taxes. It is the intention of the Sole LLC Member that the Company be disregarded as an entity for tax purposes, so that the Sole LLC Member will be treated as owning all of the Company's assets directly, as recognizing all of the Company's income and loss directly, and as being entitled to all distributions for U.S. federal and state income tax purposes. All provisions of the Company's Certificate of Formation and this LLC Agreement are to be construed so as to preserve that tax status. Each of the Directors (as defined below) and officers of the Company and the Sole LLC Member is authorized to file any necessary elections with tax authorities. At the request of the Sole LLC Member, the Company shall make distributions to the Sole LLC Member in amounts sufficient to fund payments of taxes by the Sole LLC Member attributable to the assets, income and losses of the Company.

ARTICLE IV
BOOKS OF ACCOUNT; RECORDS, REPORTS, FISCAL MATTERS AND ANNUAL MEETING

Section 4.1. Books and Records. (a) Proper and complete books and records of account shall be kept by the Company, in which shall be entered fully and accurately all transactions and other matters relative to the Company's business as are usually entered into books and records of account maintained by Persons (as defined in the Constitution) engaged in businesses of a like character. The Company books and records shall be kept in a manner determined by the Board of Directors in its sole discretion to be most beneficial for the Company, provided the books and records shall always be kept within the United States.

(b) All confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the officers, directors, employees and agents of the Company; and (iii) not be used for any commercial purposes. Nothing in this LLC Agreement shall be interpreted as to limit or impede the rights of the United States Securities Exchange Commission (the "Commission") to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Company to disclose such confidential information to the Commission.

Section 4.2. Tax Returns. The Company shall file all required income and other tax returns required to be filed by the Company for each Fiscal Year (as defined below) or part thereof.

Section 4.3. Company Bank Accounts; Investments. All Company funds shall be deposited by the Company at such financial institutions as may be approved by the Board of Directors, or shall be invested by the Company, in accordance with parameters established by the Board of Directors, in furtherance of the purposes of the Company.

Section 4.4. Fiscal Year. The fiscal year of the Company (the "Fiscal Year") shall end on December 31 of each calendar year. Each Fiscal Year shall consist of four fiscal quarters ending on March 31, June 30, September 30 and December 31.

Section 4.5. Annual Meeting. The Board of Directors shall call an annual meeting (the "Annual Meeting") of the Sole LLC Member and the holders of Exchange Rights, as prescribed in Articles I and II of the Company's Constitution, the same initially to be in the form attached hereto as Exhibit A and as amended from time to time in accordance with its terms (the "Constitution").

Section 4.6. Bylaws. The Constitution shall constitute the Bylaws of the Company.

ARTICLE V
MANAGEMENT; BOARD OF DIRECTORS

Section 5.1. General. (a) The administration and management of the Company shall be carried out by a Board of Directors elected or appointed in the manner prescribed in the Constitution, and by executive officers appointed from time to time by the Board of Directors. The Board of Directors shall have the powers and duties provided in Article III of the Constitution; provided, however, that, holders of PMM Rights, CMM Rights and EAM Rights, as such terms are defined in Article VI below, shall have the irrevocable right to vote with respect to certain matters set forth in Article VI below. Each member of the Board of Directors shall constitute a "manager" within the meaning of Section 18-101(10) of the Act.

(b) In discharging his or her responsibilities as a member of the Board of Directors, each director shall take into consideration the effect that his or her actions would have on the ability of the Company to carry out the Company's responsibilities under the Exchange Act and on the ability of the Company: to engage in conduct that fosters and does not interfere with the Company's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Company and the Commission pursuant to their respective regulatory authority.

Section 5.2. Board of Directors. The Board of Directors shall consist of no less than fifteen (15) and no more than sixteen (16) directors (the "Directors") as further prescribed in the Constitution. The initial Board of Directors shall consist of the directors as set forth on Exhibit B hereto. At the end of the terms of such initial directors, the Board of Directors shall be elected as prescribed in Article III of the Constitution.

Section 5.3. Tenure. Each director shall serve for the term prescribed in Article III of the Constitution.

Section 5.4. Removal or Resignation. Any director may resign or be removed from office at any time in accordance with Article III of the Constitution.

Section 5.5. Meetings of the Board. Meetings of the Board of Directors shall be conducted as provided in Article III of the Constitution.

Section 5.6. Vacancies. A vacancy on the Board of Directors may be filled in accordance with the requirements set forth in Article III of the Constitution.

Section 5.7. Management; Officers. The Board of Directors shall have the powers and duties provided herein and in Article III of the Constitution. The Company shall have such officers with such duties, powers and responsibilities as provided in Article IV of the Constitution.

Section 5.8. Limitation on Liability; Indemnification. Directors shall be indemnified as set forth in Article VI of the Constitution.

ARTICLE VI
EXCHANGE RIGHTS

Section 6.1. Exchange Rights. (a) The Company shall have the authority to issue the following series of irrevocable rights (together, "Exchange Rights") having the voting and trading rights and constituting the number of Exchange Rights set forth below:

10 PMM Rights (the "PMM Rights"),

160 CMM Rights (the "CMM Rights"), and

an unlimited number of EAM Rights (the "EAM Rights").

The Exchange Rights shall not convey any portion of the Interest in the Company, and holders of Exchange Rights are not and shall not be deemed to be "members" of the Company for purposes of the Act or this LLC Agreement.

(b) The Board of Directors is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of Exchange Rights in one or more new series (hereinafter referred to as an "Exchange Right Designation"), to establish the number of rights to be included in each such series, and to fix the designations and relative, participating, optional or other special rights of the rights of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(1) the designation of and the number of rights constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Exchange Right Designation) increase or decrease (but not below the number of rights of such series then outstanding);

(2) the extent, if any, to which the holders of Exchange Rights of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(3) the restrictions, if any, on the issue or reissue of rights of the same series or of any other class or series; and

(4) any other relative rights and limitations of that series.

Notwithstanding the foregoing, no new series of Exchange Rights shall be issued in connection with the grant of trading rights for equity options or index options in the United States on the exchange facilities of the Company.

Section 6.2. Trading Rights. (a) PMM Rights. Ownership of a PMM Right shall be a predicate to obtaining the trading rights and privileges of a PMM Right as set forth in the Constitution and the rules of the Company, as amended from time to time (the "Rules") for the Company's Primary Market Makers (as defined in the Constitution). A holder of a PMM Right shall (A) exercise the trading rights and privileges associated with such PMM Right if such holder is approved as a Primary Market Maker under the Constitution and Rules, or (B) lease all (but not less than all) the trading rights and privileges to an entity that is approved as a Primary Market Maker under the Constitution and Rules.

(b) CMM Rights. Ownership of a CMM Right shall be a predicate to obtaining the trading rights and privileges of a CMM Right as set forth in the Constitution and Rules for the Company's Competitive Market Makers (as defined in the Constitution). A holder of a CMM Right shall (A) exercise the trading rights and privileges associated with a CMM Right if such holder is approved as a Competitive Market Maker under the Constitution and Rules, or (B) lease all (but not less than all) the trading rights and privileges to an entity that is approved as a Competitive Market Maker under the Constitution and Rules.

(c) EAM Rights. Ownership of an EAM Right shall be a predicate to obtaining the trading rights and privileges of an EAM Right as set forth in the Constitution and Rules for the Company's Electronic Access Members (as defined in the Constitution). Each holder of an EAM Right must be approved as an Electronic Access Member under the Constitution and Rules.

Section 6.3. Voting. Each holder of Exchange Rights (or a series thereof) shall have one vote in respect of each such Exchange Right thereof held by such holder of record on the books of the Company on each matter for which the vote of the holders thereof is required. Holders of Exchange Rights shall have the following voting rights and no other voting rights:

(a) Election of Exchange Directors. The holders of Exchange Rights shall have the following rights with respect to election of directors. Holders of PMM Rights shall have the sole right to elect the PMM Directors (as defined in the Constitution). Holders of CMM Rights shall have the sole right to elect the CMM Directors (as defined in the Constitution). Holders of EAM Rights shall have the sole right to elect the EAM Directors (as defined in the Constitution). The Board of Directors shall have the right to fill any vacancies as provided in the Constitution.

(b) Core Rights. Any change in or amendment or modification of the Core Rights or the definition of the term "Core Rights" shall be submitted to a vote of the holders of PMM Rights and CMM Rights for their consideration and approval. Any such action must receive the affirmative vote of the holders of at least a majority of the then outstanding PMM Rights, voting as a class, and the affirmative vote of the holders of at least a majority of the then outstanding CMM Rights, voting as a class, in order to be approved.

Section 6.4 Transfer of Exchange Rights. The PMM Rights and CMM Rights shall be transferable (in whole but not in part) in accordance with the Constitution and Rules of the Company. The EAM Rights shall not be transferable. In the event of a withdrawal of a holder of EAM Rights, the EAM Rights of such holder shall be transferred back to the Company as provided in the Constitution.

Section 6.5. Concentration/Voting Limits on Exchange Rights. (a) A holder or lessee of Exchange Rights, together with any affiliate, as such term is defined in the Constitution, may not own (or exercise any of the non-trading rights associated with) more than twenty percent (20%) of the PMM Rights, the CMM Rights or the EAM Rights. The

Company may establish limitations that further limit the number of Exchange Rights that may be owned by an individual or entity.

(b) An Exchange Member (as defined in the Constitution), together with any affiliate, may not be approved to exercise the trading rights associated with more than thirty percent (30%) of the PMM Rights, nor more than twenty percent (20%) of the CMM Rights. The Company may establish further limitations relating to the Company's approval of an Exchange Member's ability to effect Exchange Transactions, as such term is defined in the Constitution.

ARTICLE VII
ASSIGNMENTS; CESSATION OF MEMBERSHIP; WITHDRAWAL OF MEMBERS; LIQUIDATION AND DISTRIBUTION OF ASSETS

Section 7.1. Assignments; Additional LLC Members. The Sole LLC Member may assign all (but not less than all) of its Interest; provided, however, such assignment will be subject to prior approval by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of all of the Interest shall entitle the assignee to exercise the rights of the Sole LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the Interest. At no time may the Company have more than one holder of the Interest.

Section 7.2. Dissolution of Company. (a) The Company shall be dissolved, and its affairs wound up as provided herein commencing upon the earliest to occur of:

(i) the date on which the Board of Directors consents to its dissolution by approval of a majority of the Board of Directors;

(ii) the date on which is consummated the sale or disposition by the Company of substantially all of its assets; or

(iii) the date when any other event occurs that causes the dissolution of a limited liability company under the Act, unless the business of the Company is continued by unanimous approval of the Board of Directors within sixty (60) days following the occurrence of any such event and such continuance is permitted under the Act.

(b) In the event of the dissolution of the Company for any reason, the Board of Directors shall wind up the affairs of the Company and liquidate the Company's assets. The Board of Directors shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company assets pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions.

(c) The Board of Directors shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the winding up of the affairs of the Company as the Board of Directors would have with respect to the assets and liabilities of the Company prior to the dissolution of the Company.

Section 7.3. Distribution in Liquidation. Upon the payment, provision for payment or other satisfaction of the liabilities of the Company, the Company's remaining assets shall be distributed to the Sole LLC Member.

Section 7.4. Termination. Upon the dissolution and the completion of the winding up of the Company and the distribution of the remaining assets of the Company as provided in Section 7.3, the Board of Directors shall cause to be executed and filed a Certificate of Cancellation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act.

ARTICLE VIII
AMENDMENT OF LLC AGREEMENT

Section 8.1. Amendments. Amendments to this LLC Agreement may be made by the Board of Directors; provided, however, that (i) if such amendment would alter or change the powers, preferences or special rights of one or more series of Exchange Rights so as to affect them adversely, or increase the aggregate number of authorized PMM Rights or CMM Rights, such amendment shall also be approved by the holders of a majority of such Exchange Rights entitled to vote thereon, in the manner set forth herein and in the Constitution, and to the extent required by Section 6.3(b) of this LLC Agreement, the holders of PMM Rights, voting as a separate class, and CMM Rights, voting as a separate class, in accordance with Section 6.3(b), and (ii) if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth herein and in the Constitution.

Section 8.2. Amendment of Certificate. In the event this LLC Agreement shall be amended pursuant to Section 8.1, the Board of Directors shall cause the Company to amend the Certificate of Formation to reflect such change if the Board of Directors deems such amendment of the Certificate of Formation to be necessary or appropriate.

ARTICLE IX
MISCELLANEOUS

Section 9.1. Governing Law. This LLC Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

Section 9.2. Pronouns and Number. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, feminine or neuter shall include the masculine, feminine and neuter.

Section 9.3. Headings. Headings contained in this LLC Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this LLC Agreement or any provision hereof.

Section 9.4. Partial Enforceability. If any provision of this LLC Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this LLC Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Sole LLC Member has caused this LLC Agreement to be executed by its duly authorized officer on December 18, 2014.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By 
Gary Katz
President and Chief Executive Officer

EXHIBIT B

Initial Board of Directors of International Securities Exchange, LLC

David Krell and the following individuals shall be appointed as the initial directors of ISE, LLC:

Class 1	**Class 2**
Ivers W. Riley	Frank J. Jones, Ph.D.
Barbara Diamond	John F. Marshall, Ph.D.
Mark P. Kritzman	Sarah A. Miller
Richard Schmalensee, Ph.D.	Carleton Day Pearl
James V. Harkness	Jason Lehman
William A. Porter	

Adopted as of July 31, 2013

CONSTITUTION

OF

ISE GEMINI, LLC

TABLE OF CONTENTS

CONSTITUTION OF

ISE GEMINI, LLC

ARTICLE I
SOLE LLC MEMBER

Section 1.1 Sole LLC Member. ISE Gemini, LLC (the "Exchange") is a single member limited liability company with one limited liability company interest currently authorized (the "LLC Interest"). The holder of the LLC interest is International Securities Exchange Holdings, Inc., which may assign the LLC Interest as provided in the LLC Agreement (the "Sole LLC Member").

Section 1.2 Meetings of Sole LLC Member. (a) Meetings of the Sole LLC Member shall be held at such place within or without the State of Delaware, as may be fixed by the Board of Directors in conjunction with meetings of holders of Exchange Rights (as defined in Article VI of the Limited Liability Company Agreement of the Exchange (the "LLC Agreement")).

(b) The Sole LLC Member shall meet annually along with the holders of Exchange Rights on such date and place and at such time as may be designated by the Board of Directors provided in Section 2.1 to elect the members of the Board of Directors and transact such other business as may be set forth in the written notice of the meeting.

Section 1.3 Special Meetings of Sole LLC Member. A special meeting of the Sole LLC Member may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Exchange would at the time have if there were no vacancies (the "Whole Board"), including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). A special meeting shall also be called by the Secretary of the Exchange at the request of the Sole LLC Member. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 1.4. Notice of Sole LLC Member Meetings; Proxies; Record Date; No Action by Written Consent. Whenever the Sole LLC Member is required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except in instances in which the Sole LLC Member duly waives notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Sole LLC Member. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the Sole LLC Member at the address of the Sole LLC Member as it appears on the records of the Exchange. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to the Sole LLC Member.

In order that the Exchange may determine the holder of the Interest entitled to notice of or to vote at any meeting of the Sole LLC Member or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (1) the record date for determining the holder of the Interest entitled to notice of or to vote at a meeting of the Sole LLC Member shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining the holder of the Interest for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of the holder of the Interest of record entitled to notice of or to vote at a meeting of the Sole LLC Member shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. Only such holder of the Interest as shall be holder of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of the Interest on the books of the Exchange after any record date so fixed.

Any action required or permitted to be taken by the Sole LLC Member must be taken at any annual or special meeting of the Sole LLC Member and may not be taken by any consent in writing by the Sole LLC Member.

ARTICLE II

EXCHANGE RIGHTS

Section 2.1 Annual Meeting. An annual meeting of the holders of Exchange Rights shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Exchange, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors for the purpose of electing directors to fill expiring terms.

Section 2.2 Special Meetings. A special meeting of the holders of Exchange Rights entitled to vote on any business to be considered at any such meeting may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 2.3 Notice of Meetings. Whenever holders of Exchange Rights are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any holder of Exchange Rights duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each holder of Exchange Rights entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to each such holder at such holder's address as it appears on the records of the Exchange. Any previously scheduled meeting of the holders of Exchange Rights may be postponed by resolution of the Board of Directors and upon public notice given by press release prior to the time previously scheduled for such meeting of holders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each holder of Exchange Rights of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law, the LLC Agreement or by this Constitution, at any meeting of holders of Exchange Rights the holders of a majority of the voting power of the outstanding Exchange Rights entitled to vote generally in the election of Industry Directors (as defined in Section 3.2)(the "Voting Rights"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that, when specified business is to be voted on by a series voting as a class, the holders of a majority of the voting power of such series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the Voting Rights so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a series, the chairman or a majority of the rights of such series entitled to vote which are so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of this Constitution. The holders of Exchange Rights present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of holders to result in less than a quorum.

Section 2.5 Voting. Except with respect to the directors elected by the Sole LLC Member, as set forth in Section 3.2(b) hereof, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of Exchange Rights entitled to vote thereon. Whenever any company action, other than the election of directors, is to be taken by vote of the holders of Exchange Rights at a meeting, such company action shall, except as otherwise required by law, by the LLC Agreement or by this Constitution, be authorized by the affirmative vote of the holders of a majority of the Exchange Rights present or represented by proxy and entitled to vote with respect to such company action.

Except as otherwise provided by law, or by the LLC Agreement, each holder of record of Exchange Rights entitled to vote on any matter at any meeting of holders of Exchange Rights shall be entitled to one vote for each Exchange Right standing in the name of such holder on the books of the Exchange on the record date for the determination of the holders entitled to vote at the meeting.

Upon the demand of any holder of Exchange Rights entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each holder of Exchange Rights entitled to vote at a meeting of holders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the holder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Exchange or his or her representative at or before the time of the meeting.

Section 2.7 Record Date. In order that the Exchange may determine the holders of Exchange Rights entitled to notice of or to vote at any meeting of holders or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (l) the record date for determining holders of Exchange Rights entitled to notice of or to vote at a meeting of holders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining holders of Exchange Rights for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of holders of Exchange Rights of record entitled to notice of or to vote at a meeting of holders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such holders of Exchange Rights as shall be holders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of any rights on the books of the Exchange after any record date so fixed.

Section 2.8 List of Holders. The Secretary of the Exchange shall prepare and make, at least ten (10) days before every meeting of holders of Exchange Rights, a complete list of the holders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each holder and the number of Exchange Rights registered in the name of each holder. Such list shall be open to the examination of any holder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting on a reasonably accessible electronic network, provided that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Exchange. In the event that the Exchange determines to make the list available on an electronic network, the Exchange may take reasonable steps to ensure that such information is available only to holders of Exchange Rights. If the meeting is to be held at a place, then the list shall also be produced at the place of the meeting during the whole time thereof, and may be inspected by any holder of Exchange Rights who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any holders of Exchange Rights during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Exchange to include electronic mail addresses or other electronic contact information on such list.

The list of holders of Exchange Rights shall be the only evidence as to who are the holders entitled to examine the list required by this Section or the books of the Exchange, or to vote in person or by proxy at any meeting of holders of Exchange Rights.

Section 2.9 No Action by Written Consent. Any action required or permitted to be taken by the holders of Exchange Rights must be taken at an annual meeting or special meeting of the holders of Exchange Rights and may not be taken by any consent in writing by such holders.

ARTICLE III

DIRECTORS

Section 3.1 General Powers. The business and affairs of the Exchange shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by this Constitution expressly conferred upon it, the Board of Directors may exercise all such powers of the Exchange and do all such lawful acts and things as are not by the LLC Agreement or by this Constitution required to be exercised or done by the Sole LLC Member or the holders of Exchange Rights.

Section 3.2 Number, Tenure, Qualifications and Voting. (a) The number of directors shall be no less than eight (8) and no more than sixteen (16) and in no event shall the number of Industry Directors constitute less than 30% of the members of the Board and in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors.

(b) The Board shall be composed as follows:

(i) At least 30% of the members of the Board shall be officers, directors or partners of Exchange Members and shall be elected by a plurality of the holders of the Exchange Rights (the "Industry Directors"), wherein such Industry Directors shall consist of at least one (1) PMM Director (an officer, director or partner of a Primary Market Maker that is elected by a plurality of holders of the PMM Rights); at least one (1) CMM Director (an officer, director or partner of a Competitive Market Maker that is elected by a plurality of holders of the CMM Rights); and at least one (1) EAM Director (an officer, director or partner of a Electronic Access Member that is elected by a plurality of holders of the EAM Rights); provided, however, that the number of PMM Director(s), CMM Director(s), and EAM Director(s) shall always be equal to one another (i.e. either one (1) PMM Director, one (1) CMM Director and one (1) EAM Director, or two (2) PMM Directors, two (2) CMM Directors and two (2) EAM Directors);

(ii) At least 50% of the members of the Board shall meet the requirements of non- industry representatives and shall be elected by the Sole LLC Member (the "Non-Industry Directors"), at least one (1) of whom shall be a public representative (the "Public Director");

(iii) One (1) director shall be the person then holding the office of President and Chief Executive Officer of the Exchange and shall be elected by the Sole LLC Member; and

(iv) The Sole LLC Member may, in its sole and absolute discretion, elect one (1) additional director who shall meet the requirements of "Non-Industry Directors," except that such person was employed by the Exchange at any time during the three (3) year period prior to his or her initial election (the "Former Employee Director").

(c) Upon approval of the Exchange's Form 1 Application by the Securities and Exchange Commission (the "Approval Date"), the Sole LLC Member will appoint the initial Directors of the Board ("Initial Directors") and such Initial Directors shall serve only until the first annual meeting of the holders of Exchange Rights and the Sole LLC Member following such appointment, which meeting shall be held as promptly as possible after the effective date of the LLC Agreement and within ninety (90) days after the Approval Date. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Sole LLC Member shall elect the successors to such Non-Industry Directors whose terms are expiring. The Non-Industry Directors shall hold office for a term expiring at each succeeding annual meeting of the holders of Exchange Rights and Sole LLC Member held in the first year following the year of their election, and until their successors are elected and qualified. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the holders of Exchange Rights shall elect the successors to such Industry Directors whose terms are expiring. In the event there is more than one (1) PMM Director, one (1) CMM Director, and one (1) EAM Director elected at any annual meeting, the Industry Directors shall be divided into two classes, and designated as Class I or Class II directors. Each of Class I and Class II shall be comprised of half of the Industry Directors. At the first annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Class I directors shall be elected for a term expiring at the 2015 annual meeting of the holders of Exchange Rights and the Sole LLC Member and the Class II directors shall be elected for a term expiring at the 2014 annual meeting of the holders of Exchange Rights and the Sole LLC Member. Thereafter, the Industry Directors shall hold office for a term expiring at each succeeding annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of their election, and until their successors are elected and qualified. The President and Chief Executive Officer shall hold office for a term of one (1) year, or until such earlier time as such person no longer serves as President and Chief Executive Officer of the Exchange. If a Former Employee Director is elected by the Sole LLC Member pursuant to Section 3.2(b)(iv), such director shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member held in the first year following the year of his or her election. In the event that such Former Employee Director position becomes available, whether through vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, the Sole LLC Member may, in its sole and absolute discretion, elect a person satisfying the requirements of a "Former Employee Director," and such director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the prior Former Employee Director expires.

(d) All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Qualifications and other Requirements.

(i) No Exchange Member shall have more than one officer,

director or partner of such Exchange Member elected to the Board of Directors during any term.

(ii) The President and Chief Executive Officer shall serve on the Board only for so long as such person remains the President and Chief Executive Officer.

(iii) No Industry Director may serve on the Board of Directors for more than three (3) consecutive terms. In determining the amount of time a Director has served on the Board of Directors, such Director's service as a director for any predecessor entity of the Exchange shall be taken into account. Any such director may be eligible for election following a two-year hiatus from service on the Board of Directors.

Section 3.3 Vacancies and Newly Created Directorships. In the event that a director position becomes available, whether through a vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, or a newly created directorship resulting from any increase in the authorized number of directors, the Nominating Committee, in the case of a vacancy for an Industry Directorship, and the Corporate Governance Committee, in the case of a vacancy for a Non-Industry Directorship, shall nominate, and the Board of Directors shall elect, by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, a person satisfying the qualifications for the class of directors in which there is a vacancy, and any director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Exchange. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of, in the case of the Non-Industry Directors, the Sole LLC Member, and in the case of the Industry Directors, the holders of at least a majority of the Exchange Rights.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of holders of Exchange Rights and the Sole LLC Member. The Board of Directors may fix times and places for such annual and additional regular meetings of the Board of Directors and no further notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by the Secretary if a majority of the Board of Directors shall request such a meeting, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by telegram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to this Constitution as provided under Section 10.1 of this Constitution.

Section 3.7 Quorum and Voting. A number of directors equal to at least a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors, provided that such requirement shall be deemed satisfied if at least fifty percent (50%) of the Non-Industry Directors are (i) present at or (ii) have waived their attendance for a meeting after receiving an agenda prior to such meeting, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting so adjourned. Except as otherwise provided by law, by the LLC Agreement, or by this Constitution, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Exchange in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Nomination of Directors. (a) (i) Subject to Section 3.2(c), nominees for election of the Industry Directors shall be selected by the Nominating Committee as described in Section 5.3(c) or as provided in this Section 3.10.

(ii) In addition to the nominees for Industry Directors named by the Nominating Committee, persons eligible to serve as such may be nominated for election to the Board of Directors by a petition, signed by the holders of not less than five percent (5%) of the outstanding Exchange Rights of the series entitled to elect such person if there are more than eighty (80) Exchange Rights in the series entitled to vote, ten percent (10%) of the outstanding rights of such series entitled to elect such person if there are between eighty (80) and forty (40) Exchange Rights in the series entitled to vote, and twenty-five percent (25%) of the outstanding Exchange Rights of such series entitled to elect such person if there are less than forty (40) Exchange Rights in the series entitled to vote. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year. For purposes of determining whether a person has been nominated for election by petition by the requisite percentage, no Exchange Member, alone or together with its affiliates, may account for more than fifty percent (50%) of the signatures of the holders of outstanding Exchange Rights of the series entitled to elect such person, and any such signatures by such Exchange Member, alone or together with its affiliates, in excess of such fifty percent (50%) limitation shall be disregarded.

(b) (i) Nominees for election of the Non-Industry Directors, including the Public Director(s), shall be selected by the Corporate Governance Committee or by the Sole LLC Member in the manner set forth in subparagraph (ii) below. In the event any nominee named by the Corporate Governance Committee withdraws or becomes ineligible, the Corporate Governance Committee may select an additional nominee to replace the withdrawn or ineligible nominee. In making nominations, such committee shall give due consideration to a member's longevity of service on the Board of Directors and the benefits of rotation of the Non-Industry Directors serving on the Board of Directors.

(ii) In addition to the nominees named by the Corporate Governance Committee, persons may be nominated for election to the Board as Non-Industry Directors by a petition, signed by the Sole LLC Member. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year.

(c) Nominees for director shall provide the Secretary such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Non-Industry Director, a Public Director or an Industry Director.

Section 3.11 Interested Directors. (a) No director shall directly or indirectly participate as a member of the Board of Directors or of any committee in any matter which would substantially affect his or her interest or the interests of any person in whom he or she is directly or indirectly interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board of Directors or of a committee which authorizes actions with respect to such matter.

(b) An interested director shall disqualify himself or herself or shall be disqualified by a vote of the Board of Directors or the chairman of any committee.

(c) For purposes of this Section, a director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration, nor in the determination of matters that may affect the Exchange Members as a whole or certain types of Exchange Members, and Industry Directors shall not be prohibited from participating in such determination by reason of their participation in the normal course of the conduct of Exchange business.

Section 3.12 Chairman of the Board. The Chairman of the Board shall be a Non-Industry Director or Former Employee Director who is elected by the affirmative vote of at least two-thirds of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange. The Chairman of the Board shall preside at all meetings of holders of Exchange Rights, the Sole LLC Member, and of the Board of Directors.

Section 3.13 Vice Chairman of the Board. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least two-thirds of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange.

ARTICLE IV

OFFICERS

Section 4.1 Officers. The Board of Directors shall elect a President and Chief Executive Officer, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Election and Term of Office. The officers of the Exchange shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the Sole LLC Member and holders of Exchange Rights. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of this Constitution, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 Resignation and Removal. Any officer may resign at any time upon written notice to the Exchange. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Exchange shall not itself create contract rights.

Section 4.4 Compensation and Bond. The compensation of the officers of the Exchange shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Exchange may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 Qualification. The officers and employees of the Exchange shall not be holders of Exchange Rights nor affiliated with an Exchange Member.

Section 4.6 President and Chief Executive Officer. (a) The President and Chief Executive Officer shall be elected by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The President and Chief Executive Officer shall manage the affairs of the Exchange and shall be the representative of the Exchange in all public matters. The President and Chief Executive Officer shall not engage in any other occupation during his or her incumbency except with the approval of the Board of Directors. The President and Chief Executive Officer may be removed by a vote of two-thirds of the directors then in office, exclusive of the President and Chief Executive Officer, in the event that he or she refuses, fails, neglects or is unable to discharge his or her duties or for any cause affecting the best interests of the Exchange. In the case of temporary absence or inability to act, the President and Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the President and Chief Executive Officer. Upon his or her failure to do so, or if the office of the President and Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the President and Chief Executive Officer.

(b) The President and Chief Executive Officer shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.8 Treasurer. The Treasurer shall have charge of all funds and securities of the Exchange, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Exchange in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Exchange, may sign all receipts and vouchers for payments made to the Exchange and may disburse funds in accordance with the Rules or as directed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.9 Secretary. The Secretary shall record all the proceedings of the meetings of the holders of Exchange Rights, the Sole LLC Member and the Board of Directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall determine whether a nominee for either director or a prospective committee member meets the required qualifications for such a position and shall review the qualifications of such persons at least annually. He or she shall attend to the giving and serving of all notices of the Exchange. He or she shall have charge of the ledger setting forth the holders of Exchange Rights and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining such ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Board of Directors.

Section 4.10 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him.

Section 4.11 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him.

Section 4.12 Delegation of Duties. In case of the absence of any officer of the Exchange, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

COMMITTEES

Section 5.1 Committees of the Board of Directors. (a) The Board of Directors may from time to time, by resolution passed by a majority of the Whole Board, designate one or more additional committees (the "Board Committees"), each committee to consist of one or more directors of the Exchange. The Board of Directors may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a Board Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such Board Committee, to the extent provided in the resolution of the Board of Directors or in this Constitution, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Exchange, and may authorize the seal of the Exchange to be affixed to all papers which may require it, except with respect to those matters referred to in Section 5.2 of this Constitution and as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such Board Committee shall have the power or authority to authorize the issuance of Exchange Rights. Any such Board Committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise set forth herein or as provided by the Board of Directors, a majority of any such Board Committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such Board Committee present at a meeting at which a quorum is present shall be the act of such Board Committee. Each such Board Committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such Board Committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board.

(b) A committee or subcommittee, other than a Board Committee, may consist of industry and non-industry representatives who are not directors. Such committee members may be appointed by the Board of Directors or the Board of Directors may delegate such authority. Such committee members may only be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board. Each prospective committee member who is not a director shall, upon request, provide the Secretary of the Exchange with such information as is reasonably requested in order to verify that the prospective committee member meets any specified qualifications.

Section 5.2 Executive Committee. The Executive Committee shall consist of six (6) Directors, including the Chairman of the Board, the Vice Chairman of the Board, the President and Chief Executive Officer and three (3) Non-Industry Directors. The Board shall appoint the members of the Executive Committee in accordance with this Section 5.2. The Chairman of the Executive Committee shall be the President and Chief Executive Officer of the Exchange. The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors except that the Executive Committee shall not have the powers of the Board of Directors with respect to approving any merger, consolidation, sale of substantially all of the assets or dissolution of the Exchange.

Section 5.3 Nominating Committee. (a) The Nominating Committee shall not act as a committee of the Board of Directors, but rather shall be a committee of the Exchange. The Nominating Committee shall be composed of three (3) industry representatives. No officer or employee of the Exchange shall serve on the Nominating Committee. Not less than 60 days, but not more than 75 days, prior to each annual meeting of the Sole LLC Member and holders of Exchange Rights, the Nominating Committee shall select nominees for each Industry Directorship to be filled. The Board shall appoint the members of the Nominating Committee in accordance with the qualifications prescribed in this Section 5.3.

(b) A member of the Nominating Committee may not simultaneously serve on the Board of Directors, unless such member is in the final year of his or her term as director and does not stand for reelection to the Board of Directors until such time as he or she is no longer a member of the Nominating Committee.

(c) The Nominating Committee shall nominate persons for election to the Board of Directors as the Industry Directors by the holders of Exchange Rights during the annual meeting pursuant to the following:

(1) The Nominating Committee shall meet on such dates and at such times as determined by the Committee for the purpose of selecting not less than one (1) nominee for each expiring term and vacancy on the Board of Directors for Industry Directors.

(2) The Nominating Committee will accept recommendations of nominations for an expiring term or vacancy of an Industry Director from the holders of Exchange Rights.

(3) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible, the Nominating Committee may select an additional nominee to replace the withdrawn or ineligible nominee.

(d) At all meetings, a quorum for the transaction of business shall consist of a majority of the members of the Nominating Committee. In the absence of a quorum, a majority of the committee members present may adjourn the meeting until a quorum is present.

Section 5.4 Corporate Governance Committee. The Corporate Governance Committee shall consist of at least three (3) of the Non-Industry Directors, each of whom shall meet the requirements established in the Corporate Governance Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Corporate Governance Committee.

Section 5.5 Finance & Audit Committee. The Finance & Audit Committee shall consist of not less than three (3) and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Finance & Audit Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Finance & Audit Committee.

Section 5.6 Compensation Committee. The Compensation Committee shall consist of not less than three (3), and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Compensation Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Compensation Committee.

Section 5.7 Conduct of Proceedings. Except as otherwise provided in this Constitution, the Rules or by resolution of the Board of Directors, each Committee may determine the manner in which its proceedings shall be conducted.

ARTICLE VI

INDEMNIFICATION AND INSURANCE

Section 6.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Exchange or is or was serving at the request of the Exchange as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Exchange to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Exchange to provide broader indemnification rights than the Act permitted the Exchange to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 6.3 with respect to proceedings seeking to enforce rights to indemnification, the Exchange shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 6.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 6.1 shall include the right to be paid by the Exchange the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Exchange of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 6.2 or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Exchange within thirty (30) days after a written claim has been received by the Exchange, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Exchange to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the Exchange shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Exchange.

Section 6.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of this Constitution, agreement, vote of the Sole LLC Member or disinterested directors or otherwise.

Section 6.5 Insurance. The Exchange may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Exchange or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Exchange would have the power to indemnify such person against such expense, liability or loss under the law.

Section 6.6 Indemnification of Employees and Agents of the Exchange. The Exchange may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Exchange to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Exchange.

Section 6.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VII

EXCHANGE RIGHTS

Section 7.1 Uncertificated Rights. The Exchange Rights shall be uncertificated rights. The Secretary of the Exchange shall maintain a ledger of such rights. Within a reasonable time following the issuance of any uncertificated rights, the Exchange shall send to the registered holder thereof written confirmation of such issuance of rights.

ARTICLE VIII

WAIVER OF NOTICE

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any holder of Exchange Rights, the Sole LLC Member or director of the Exchange under any provision of the Act or the LLC Agreement or this Constitution, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a holder of Exchange Rights, such waiver of notice may be signed by such holder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the holders of Exchange Rights, the Sole LLC Member, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

CHECKS, NOTES, DRAFTS, ETC.

Section 9.1 Checks, Notes, Drafts, Etc. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

AMENDMENTS

Section 10.1 Amendments. This Constitution may be amended, added to, rescinded or repealed at any meeting of the Board of Directors, provided that notice of the proposed change was given in the notice of the meeting and, in the case of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in the LLC Agreement and in this Constitution.

ARTICLE XI

REGULATION

Section 11.1 Rulemaking. The Board of Directors may, by majority vote adopt, amend or repeal such Rules as it may deem necessary or proper, including, but not limited to, Rules with respect to:

(a) The trading of securities on the Exchange;

(b) The access of Exchange Members to and the conduct of such Exchange Members with the Exchange System and their use of System facilities;

(c) Insolvency of the Exchange Members;

(d) The partners, officers, directors, stockholders and employees of Exchange;

(e) The business conduct of Exchange Members;

(f) The business connections of Exchange Members, and their association with or domination by or over corporations or other persons engaged in the securities business;

(g) Capital requirements for Exchange Members;

(h) The arbitration of disputes, claims and controversies between Exchange Members and procedures relating thereto; and

(i) The conduct and procedure for disciplinary hearings and reviews therefrom.

Section 11.2 Supervision. The Board of Directors shall have general supervision over the examination of Exchange Members and associated persons in connection with their conduct of business related to being a member of the Exchange.

(a) The Board of Directors may examine the business conduct and financial condition of Exchange Members and associated persons.

(b) The Board of Directors may adopt Rules with respect to the Exchange's supervision over partnership and corporate arrangements and over officers of Exchange Members, as well as with respect to the employment, compensation and duties of such employees as it may deem appropriate.

(c) The Board of Directors shall supervise all matters relating to the collection, dissemination and use of quotations and of reports of prices on the Exchange.

(d) The Board of Directors shall have the power to approve or disapprove any connection or means of communication with the Exchange and may require the discontinuance of any such connection or means of communication.

Section 11.3 Securities. The Board of Directors may approve the admission of securities for trading on the Exchange or may remove the same from trading on the Exchange.

Section 11.4 Penalties. The Board of Directors may prescribe and impose penalties for violations of this Constitution or Rules for neglect or refusal to comply with orders, directions or decisions of the Board of Directors, or for any other offenses against the Exchange.

ARTICLE
XII

PROVISIONS REGARDING MEMBERS AND TRADING PRIVILEGES

Section 12.1 PMM Rights.

(a) Each PMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Primary Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a PMM Right shall not be transferable. A holder of PMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of PMM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the PMM Rights will be transferred back to the Exchange.

Section 12.2 CMM Rights.

(a) Each CMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Competitive Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a CMM Right shall not be transferable. A holder of CMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the CMM Rights will be transferred back to the Exchange.

Section 12.3 EAM Rights.

(a) Each EAM Right shall have the trading rights and privileges as set forth herein and in the Rules for Electronic Access Members so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to (i) enter orders into the Exchange's System, and/or (ii) clear Exchange Transactions.

(b) The trading privileges associated with an EAM Right shall not be transferable. A holder of EAM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the EAM Rights will be transferred back to the Exchange.

Section 12.4 Approval of Holders of Exchange Rights. Each holder of an Exchange Right must be approved by the Exchange with respect to each right held by such holder. Any holder of Exchange Rights approved by the Exchange shall be deemed an Exchange Member. The good standing of a holder of Exchange Rights may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of the requirements for approval set forth therein cease to be maintained, or if such holder violates any agreements with the Exchange or any of the provisions of this Constitution or the Rules.

Section 12.5 Eligibility for Trading Privileges; Members. Exchange Members shall be corporations, partnerships or limited liability companies that meet the requirements for approval as stated in this Constitution and the Rules. Exchange Members must have as the principal purpose of their ownership of Exchange Rights the conduct of a public securities business as defined in the Rules. The good standing of an Exchange Member may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of said conditions for approval cease to be maintained or such Exchange Member violates any of its agreements with the Exchange or any of the provisions of this Constitution or the Rules. Unless such an Exchange Member is in good standing, the Exchange Member shall have no rights or trading privileges except as otherwise provided by law, this Constitution or the Rules, shall not hold itself out for any purpose as an Exchange Member, and shall not deal with the Exchange on any basis except as an entity without trading privileges.

Section 12.6 Membership Agreement. No Exchange Member shall be entitled to any privileges thereof until such Exchange Member has agreed to be bound by this Constitution and the Rules by execution of a Membership Agreement. By such agreement such Exchange Member pledges to abide by the same as it has been or shall be from time to time amended.

ARTICLE XIII

DEFINITION OF

TERMS

Section 13.1 Definitions. When used in this Constitution, unless the context otherwise requires:

(a) The term "the Act" shall mean the Delaware Limited Liability Company Act, 6 § 18-101, et seq.

(b) The term "affiliate" of a person or "affiliated with" another person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(c) The term "Board Committees" has the meaning set forth in Section 5.1 of this Constitution.

(d) The term "CMM Right" has the meaning set forth in the LLC Agreement.

(e) The term "Commission" means the United States Securities and Exchange Commission.

(f) The term "Competitive Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with CMM Rights.

(g) The term "Constitution" means this Constitution, as may be amended or amended and restated from time to time.

(h) The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than twenty percent (20%) of the voting power in the election of directors of a corporation, or more than twenty-five percent (25%) of the voting power in the election of directors of any other corporation which directly, or through one or more affiliates, owns beneficially more than twenty-five percent (25%) of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

(i) The term "EAM Right" has the meaning set forth in the LLC Agreement.

(j) The term "Electronic Access Member" means an Exchange Member that is approved to exercise trading privileges associated with EAM Rights.

(k) The term "Exchange" has the meaning set forth in Section 1.1 of this

(l) The term "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

(m) The term "Exchange Member" means an organization that has been approved to exercise trading rights associated with Exchange Rights.

(n) The term "Exchange Rights" has the meaning set forth in the LLC Agreement.

(o) The term "Exchange Transaction" means a transaction executed on or through the facilities of the Exchange.

(p) The term "good standing" means that an Exchange Member is not delinquent respecting Exchange dues, fees or other charges and is not suspended or barred from effecting Exchange Transactions or from association with an Exchange Member either by the Exchange or by means of a statutory disqualification.

(q) The term "Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(r) The term "industry representative" means a person who is an officer, director or employee of a broker or dealer or who has been employed in any such capacity at any time within the prior three (3) years, as well as a person who has a consulting or employment relationship with or has provided professional services to the Exchange and a person who had any such relationship or provided any such services to the Exchange at any time within the prior three (3) years.

(s) The term "LLC Agreement" means the Limited Liability Company Agreement of the Exchange, dated as of July 31, 2013.

(t) The term "Non-Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(u) The term "non-industry representative" means any person that would not be considered an "industry representative," as well as (i) a person affiliated with a broker or dealer that operates solely to assist the securities-related activities of the business of non-member affiliates, (ii) an employee of an entity that is affiliated with a broker or dealer that does not account for a material portion of the revenues of the consolidated entity, and who is primarily engaged in the business of the non-member entity.

(v) The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(w) The term "person associated with a holder" or an "associated person" means any partner, officer, director, or branch manager of a holder of Exchange Rights (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such holder of Exchange Rights, or any employee of such holder of Exchange Rights.

(x) The term "PMM Rights" has the meaning set forth in the LLC Agreement.

(y) The term "Primary Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with PMM Rights.

(z) The term "Public Director" has the meaning set forth in Section 3.2 of this Constitution.

(aa) The term "public representative" means a non-industry representative who has no material business relationship with a broker or dealer or the Exchange.

(bb) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(cc) The terms "Sole LLC Member" has the meaning set forth in Section 1.1 of this Constitution.

(dd) The "System" means the electronic system operated by the Exchange that receives and disseminates quotes, executes orders and reports transactions.

(ee) The terms "Voting Rights" has the meaning set forth in Section 2.5 of this Constitution.

(ff) The term "Whole Board" has the meaning set forth in Section 1.3 of this Constitution.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "TOPAZ EXCHANGE, LLC", CHANGING ITS NAME FROM "TOPAZ EXCHANGE, LLC" TO "ISE GEMINI, LLC", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF FEBRUARY, A.D. 2014, AT 5:50 O'CLOCK P.M.


SECRETARY OF STATE
DELAWARE
1776
1976



Jeffrey W. Bullock, Secretary of State

5162104 8100

140193167

AUTHENTICATION: 1142571

DATE: 02-18-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:50 PM 02/18/2014
FILED 05:50 PM 02/18/2014
SRV 140193167 - 5162104 FILE

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF FORMATION

OF

TOPAZ EXCHANGE, LLC

Topaz Exchange, LLC (hereinafter called the "company"), a limited liability company organized and existing under and by virtue of the Limited Liability Company Act of the State of Delaware, does hereby certify:

1. The name of the limited liability company is Topaz Exchange, LLC

2. The certificate of formation of the company is hereby amended by striking out Article ONE thereof and by substituting in lieu of said Article the following new Article:

"The name of the limited liability company is ISE Gemini, LLC."

Executed on this 18th day of February, 2014.



Name: Joseph W. Ferraro III
Title: Authorized Person

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

ISE GEMINI, LLC

TABLE OF CONTENTS

SECOND LIMITED LIABILITY COMPANY AGREEMENT

OF

ISE GEMINI, LLC

International Securities Exchange Holdings, Inc., a Delaware corporation (the "Sole LLC Member"), hereby forms ISE Gemini, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), and hereby declares the following to be the Limited Liability Company Agreement (the "LLC Agreement") of the Company.

ARTICLE I
FORMATION OF THE COMPANY

Section 1.1. Formation of the Company. The Company concurrently herewith is being formed as a limited liability company under the Act by the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Sole LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 1.2. Name. The name of the Company is "ISE Gemini, LLC".

Section 1.3. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 1.4. Principal Place of Business. The location of the principal place of business of the Company shall be 60 Broad Street, New York, New York 10004 or such other place as determined by the Board of Directors from time to time.

Section 1.5. Registered Office; Registered Agent. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be National Registered Agents, Inc., 160 Greentree Drive, Suite 101, City of Dover, Delaware 19904 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be National Registered Agents, Inc., or such other registered agent as the Board of Directors may designate from time to time.

Section 1.6. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

ARTICLE II
SOLE LLC MEMBER; VOTING

Section 2.1. Admission of the Sole LLC Member. Effective as of the date of the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware, the Sole LLC Member shall be admitted as the sole member of the Company.

Section 2.2. Rights and Powers of the Sole LLC Member; Voting. Other than as set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement and the Act, the Sole LLC Member shall not participate in the management or control of the Company's business nor shall the Sole LLC Member transact any business for the Company, nor shall the Sole LLC Member have the power to act for or bind the Company, said powers being vested solely and exclusively in the Board of Directors. Subject to the right of the Board of Directors to fill any vacancies as provided in the Constitution (as defined below), the Sole LLC Member shall have the sole right to elect each of the Non-Industry Directors (as defined in the Constitution) and the Chief Executive Officer of the Company as a director (who shall be elected as the Chief Executive Officer and thereafter nominated by the Board of Directors for a directorship by virtue of his or her office, as provided in Section 4.6 of the Constitution), and shall have no other voting rights, except with respect to those matters specifically set forth in this LLC Agreement and as required by the Act. In particular, the Sole LLC Member shall have no voting rights with respect to any increase in the number of authorized PMM Rights (as defined below) or CMM Rights (as defined below), the election of the Exchange Directors (as defined in the Constitution) or any other matters relating to the Exchange Rights (as defined below).

Section 2.3. Liability of the Sole LLC Member. The Sole LLC Member shall not have any liability under this LLC Agreement or under the Act except as provided herein or as required by the Act. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity) shall be solely the debts, obligations or liability of the Company, and the Sole LLC Member shall not be obligated for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

ARTICLE III
INTERESTS, DISTRIBUTIONS, AND TAX TREATMENT

Section 3.1. Interest. The Company shall be authorized to issue a single class of Limited Liability Company Interest, as defined in the Act (the "Interest"), to the Sole LLC Member, which shall convey all of the rights of the Sole LLC Member under this Agreement, all rights to the profits and losses of the Company and the right to receive distributions of the assets of the Company. The Company shall be authorized, but not required, to issue one or more certificates, executed by an authorized officer of the Company, evidencing the Interest.

Section 3.2. Capital Contributions. The Sole LLC Member may contribute cash or other property to the Company as it shall decide, from time to time. The Sole LLC Member shall not be entitled to interest on or with respect to capital contributions.

Section 3.3. Distributions. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the Sole LLC Member if such distribution would violate the Act or any other applicable law or is otherwise required to fulfill the regulatory functions or responsibilities of the Company, and (ii) Regulatory Funds shall not be used for non-regulatory purposes, but rather shall be used to fund the legal, regulatory and surveillance operations of the Company and the Company shall not make any distribution to the Sole LLC Member using Regulatory Funds. For the purposes of this Section 3.3, "Regulatory Funds" means fees, fines or penalties derived from the regulatory operations of the Company, provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of the Company or a facility of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

Section 3.4. Tax Characterization; Returns; Distributions in Respect of Taxes. It is the intention of the Sole LLC Member that the Company be disregarded as an entity for tax purposes, so that the Sole LLC Member will be treated as owning all of the Company's assets directly, as recognizing all of the Company's income and loss directly, and as being entitled to all distributions for U.S. federal and state income tax purposes. All provisions of the Company's Certificate of Formation and this LLC Agreement are to be construed so as to preserve that tax status. Each of the Directors (as defined below) and officers of the Company and the Sole LLC Member is authorized to file any necessary elections with tax authorities. At the request of the Sole LLC Member, the Company shall make distributions to the Sole LLC Member in amounts sufficient to fund payments of taxes by the Sole LLC Member attributable to the assets, income and losses of the Company.

ARTICLE IV
BOOKS OF ACCOUNT; RECORDS, REPORTS, FISCAL MATTERS AND ANNUAL MEETING

Section 4.1. Books and Records. (a) Proper and complete books and records of account shall be kept by the Company, in which shall be entered fully and accurately all transactions and other matters relative to the Company's business as are usually entered into books and records of account maintained by Persons (as defined in the Constitution) engaged in businesses of a like character. The Company books and records shall be kept in a manner determined by the Board of Directors in its sole discretion to be most beneficial for the Company, provided the books and records shall always be kept within the United States.

(b) All confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the officers, directors, employees and agents of the Company; and (iii) not be used for any commercial purposes. Nothing in this LLC Agreement shall be interpreted as to limit or impede the rights of the United States Securities Exchange Commission (the "Commission") to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Company to disclose such confidential information to the Commission or ISE Gemini.

Section 4.2. Tax Returns. The Company shall file all required income and other tax returns required to be filed by the Company for each Fiscal Year (as defined below) or part thereof.

Section 4.3. Company Bank Accounts; Investments. All Company funds shall be deposited by the Company at such financial institutions as may be approved by the Board of Directors, or shall be invested by the Company, in accordance with parameters established by the Board of Directors, in furtherance of the purposes of the Company.

Section 4.4. Fiscal Year. The fiscal year of the Company (the "Fiscal Year") shall end on December 31 of each calendar year. Each Fiscal Year shall consist of four fiscal quarters ending on March 31, June 30, September 30 and December 31.

Section 4.5. Annual Meeting. The Board of Directors shall call an annual meeting (the "Annual Meeting") of the Sole LLC Member and the holders of Exchange Rights, as prescribed in Articles I and II of the Company's Constitution, the same initially to be in the form attached hereto as Exhibit A and as amended from time to time in accordance with its terms (the "Constitution").

Section 4.6. Bylaws. The Constitution shall constitute the Bylaws of the Company.

ARTICLE V
MANAGEMENT; BOARD OF DIRECTORS

Section 5.1. General. (a) The administration and management of the Company shall be carried out by a Board of Directors elected or appointed in the manner prescribed in the Constitution, and by executive officers appointed from time to time by the Board of Directors. The Board of Directors shall have the powers and duties provided in Article III of the Constitution; provided, however, that, holders of PMM Rights, CMM Rights and EAM Rights, as such terms are defined in Article VI below, shall have the irrevocable right to vote with respect to the matter set forth in Article VI below. Each member of the Board of Directors shall constitute a "manager" within the meaning of Section 18-101(10) of the Act.

(b) In discharging his or her responsibilities as a member of the Board of Directors, each director shall take into consideration the effect that his or her actions would have on the ability of the Company to carry out the Company's responsibilities under the

Exchange Act and on the ability of the Company: to engage in conduct that fosters and does not interfere with the Company's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Company and the Commission pursuant to their respective regulatory authority.

Section 5.2. Board of Directors. The Board of Directors shall consist of no less than eight (8) and no more than sixteen (16) directors (the "Directors") as further prescribed in the Constitution. In no event shall the number of Industry Directors (as defined in the Constitution) constitute less than 30% of the members of the Board of Directors and in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors. The initial Board of Directors shall consist of the directors as set forth on Exhibit B hereto. At the end of the terms of such initial directors, the Board of Directors shall be elected as prescribed in Article III of the Constitution.

Section 5.3. Tenure. Each director shall serve for the term prescribed in Article III of the Constitution.

Section 5.4. Removal or Resignation. Any director may resign or be removed from office at any time in accordance with Article III of the Constitution.

Section 5.5. Meetings of the Board of Directors. Meetings of the Board of Directors shall be conducted as provided in Article III of the Constitution.

Section 5.6. Vacancies. A vacancy on the Board of Directors may be filled in accordance with the requirements set forth in Article III of the Constitution.

Section 5.7. Management; Officers. The Board of Directors shall have the powers and duties provided herein and in Article III of the Constitution. The Company shall have such officers with such duties, powers and responsibilities as provided in Article IV of the Constitution.

Section 5.8. Limitation on Liability; Indemnification. Directors shall be indemnified as set forth in Article VI of the Constitution.

ARTICLE VI
EXCHANGE RIGHTS

Section 6.1. Exchange Rights. (a) The Company shall have the authority to issue an unlimited number of non-transferable Exchange Rights and such rights may be divided into series of PMM Rights, CMM Rights, EAM Rights, and such other series of rights as may be determined by the Board of Directors from time to time provided, however, the issuance of such other series of rights will be subject to prior approval by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act.. The Exchange Rights shall not convey any portion of the Interest in the Company, and holders of Exchange Rights are not and shall not be deemed to be "members" of the Company for purposes of the Act or this LLC Agreement. A holder of Exchange Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of Exchange Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the Exchange Rights will automatically terminate, as provided in the Constitution.

(b) The Board of Directors is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of Exchange Rights in one or more new series (hereinafter referred to as an "Exchange Right Designation"), to establish the number of rights to be included in each such series, and to fix the designations and relative, participating, optional or other special rights of the rights of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(1) the designation of and the number of rights constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Exchange Right Designation) increase or decrease (but not below the number of rights of such series then outstanding);

(2) the extent, if any, to which the holders of Exchange Rights of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(3) the restrictions, if any, on the issue or reissue of rights of the same series or of any other class or series; and

(4) any other relative rights and limitations of that series.

Section 6.2. Trading Rights. (a) PMM Rights. A holder of a PMM Right shall exercise the trading rights and privileges associated with such PMM Right if such holder is approved as a Primary Market Maker under the Constitution and Rules.

(b) CMM Rights. A holder of a CMM Right shall exercise the trading rights and privileges associated with a CMM Right if such holder is approved as a Competitive Market Maker under the Constitution and Rules.

(c) EAM Rights. A holder of an EAM Right shall exercise the trading rights and privileges associated with an EAM Right if such holder is approved as an Electronic Access Member under the Constitution and Rules.

Section 6.3. Voting. Each holder of an Exchange Right shall have one vote in respect of each such Exchange Right thereof held by such holder of record on the books of the Company on each matter for which the vote of the holders thereof is required. Holders of Exchange Rights shall have the following voting rights and no other voting rights:

(a) Election of Exchange Directors. The holders of Exchange Rights shall have the following rights with respect to election of directors. Holders of PMM Rights shall have the sole right to elect the PMM Directors (as defined in the Constitution). Holders of CMM Rights shall have the sole right to elect the CMM Directors (as defined in the Constitution). Holders of EAM Rights shall have the sole right to elect the EAM Directors (as defined in the Constitution). The Board of Directors shall have the right to fill any vacancies as provided in the Constitution.

(b) A holder of Exchange Rights, together with any affiliate, as such term is defined in the Constitution, may not exercise the voting rights associated with more than twenty percent (20%) of the outstanding Exchange Rights. Any exercise of voting rights in excess of twenty percent (20%) of the outstanding Exchange Rights by a holder of Exchange Rights, together with any affiliate, as such term is defined in the Constitution, shall be deemed null and void.

Section 6.4 Termination of Exchange Rights; Non-Transferability. The Exchange Rights shall not be transferable. In the event of a withdrawal of a holder of Exchange Rights, the Exchange Rights of such holder shall automatically terminate, as provided in the Constitution.

ARTICLE VII
ASSIGNMENTS; CESSATION OF MEMBERSHIP; WITHDRAWAL OF MEMBERS; LIQUIDATION AND DISTRIBUTION OF ASSETS

Section 7.1. Assignments; Additional LLC Members. The Sole LLC Member may assign all (but not less than all) of its Interest; provided, however, such assignment will be subject to prior approval by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of all of the Interest shall entitle the assignee to exercise the rights of the Sole LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the Interest. At no time may the Company have more than one holder of the Interest.

Section 7.2. Dissolution of Company. (a) The Company shall be dissolved, and its affairs wound up as provided herein commencing upon the earliest to occur of:

(i) the date on which the Board of Directors consents to its dissolution by approval of a majority of the Board of Directors;

(ii) the date on which is consummated the sale or disposition by the Company of substantially all of its assets; or

(iii) the date when any other event occurs that causes the dissolution of a limited liability company under the Act, unless the business of the Company is continued by unanimous approval of the Board of Directors within sixty (60) days following the occurrence of any such event and such continuance is permitted under the Act.

(b) In the event of the dissolution of the Company for any reason, the Board of Directors shall wind up the affairs of the Company and liquidate the Company's assets. The Board of Directors shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company assets pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions.

(c) The Board of Directors shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the winding up of the affairs of the Company as the Board of Directors would have with respect to the assets and liabilities of the Company prior to the dissolution of the Company.

Section 7.3. Distribution in Liquidation. Upon the payment, provision for payment or other satisfaction of the liabilities of the Company, the Company's remaining assets shall be distributed to the Sole LLC Member.

Section 7.4. Termination. Upon the dissolution and the completion of the winding up of the Company and the distribution of the remaining assets of the Company as provided in Section 7.3, the Board of Directors shall cause to be executed and filed a Certificate of Cancellation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act.

ARTICLE VIII
AMENDMENT OF LLC AGREEMENT

Section 8.1. Amendments. Amendments to this LLC Agreement may be made by the Board of Directors provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in herein and in the Constitution.

Section 8.2. Amendment of Certificate. In the event this LLC Agreement shall be amended pursuant to Section 8.1, the Board of Directors shall cause the Company to amend the Certificate of Formation to reflect such change if the Board of Directors deems such amendment of the Certificate of Formation to be necessary or appropriate.

ARTICLE IX
MISCELLANEOUS

Section 9.1. Governing Law. This LLC Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

Section 9.2. Pronouns and Number. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, feminine or neuter shall include the masculine, feminine and neuter.

Section 9.3. Headings. Headings contained in this LLC Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this LLC Agreement or any provision hereof.

Section 9.4. Partial Enforceability. If any provision of this LLC Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this LLC Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Sole LLC Member has caused this LLC Agreement to be executed by its duly authorized officer on December 18, 2014.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By 
Gary Katz
President and Chief Executive Officer

EXHIBIT B

Interim Board of Directors of ISE Gemini, LLC

Gary Katz and the following individuals shall be appointed as the initial directors of ISE Gemini, LLC:

Non-Industry Directors

David Krell	Joseph B. Stefanelli
Michael P. Monaco	Marcus Thompson
Andreas Preuβ	Kenneth A. Vecchione
Hauke Stars	Christianna Wood

Industry Directors

Class 1	Class 2
J. Slade Winchester	Michael T. Juneman
Patrick Hickey	Denis Medvedsek
Elizabeth R. Martin	Joseph Sellitto

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

OF

Longitude Newco LLC

1. The name of the limited liability company is **Longitude Newco LLC.**

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on January 24, 2006.

By: /s/ Joseph W. Ferraro III
Name: Joseph W. Ferraro III
Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:11 PM 01/24/2006
FILED 06:44 PM 01/24/2006
SRV 060070329 - 4099184 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LONGITUDE NEWCO LLC", CHANGING ITS NAME FROM "LONGITUDE NEWCO LLC" TO "LONGITUDE LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF MARCH, A.D. 2006, AT 5:53 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4099184 8100

060299295

AUTHENTICATION: 4632118

DATE: 03-30-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:53 PM 03/29/2006
FILED 05:53 PM 03/29/2006
SRV 060299295 - 4099184 FILE

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

LONGITUDE NEWCO LLC

The undersigned, for the purpose of amending a certificate of formation of a limited liability company pursuant to Section 18-202 of the Delaware Limited Liability Company Act, certifies that:

1. The name of the limited liability company is Longitude Newco LLC (the "Company").

2. Article 1 of the Certificate of Formation of the Company is hereby amended to read as follows:

   "1. The name of the limited liability company is Longitude LLC."

3. The aforesaid amendment was duly adopted by the Members of the Company.

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Company, has caused this Certificate of Amendment to be executed this 29th day of March, 2006.

By: 
Name: Neil Simon
Title: Authorized Person

NY1:#3418010v1

EXECUTION COPY

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

LONGITUDE LLC

DATED AS OF JANUARY 4, 2007

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

LONGITUDE LLC

This Amended and Restated Limited Liability Company Agreement of Longitude LLC (the "Company") is made, entered into and effective as of January 3, 2007, by and among International Securities Exchange Holdings, Inc., a Delaware corporation ("ISE") and each other Person set forth in Schedule I hereto, who, in accordance with the terms hereof, may become a party to or be bound by the terms of this Agreement after the date hereof.

ARTICLE I.
DEFINITIONS

1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

"Act" shall mean the Delaware Limited Liability Company Act, Sections 18-101 et seq. of Title 6 of the Delaware Code, as amended from time to time.

"Additional Member" shall mean any Person admitted to the Company as a Member after the date hereof pursuant to the terms of this Agreement.

"Affiliate" shall mean with respect to any Person (i) any other Person that directly or indirectly through one or more intermediaries Controls or is Controlled by or is under common Control with such Person, (ii) any officer, director or member of such Person and (iii) if such Person is an officer, director or member of any company, the company for which such Person acts in any such capacity.

"Affiliate Transaction" shall have the meaning set forth in Section 4.6.

"Agreed net fair market value" shall have the meaning set forth in Section 6.7(b).

"Agreement" shall mean this Amended and Restated Limited Liability Company Agreement of Longitude LLC, including any Schedules hereto, as it may hereafter be amended, modified or supplemented from time to time.

"Bankruptcy" shall mean, with respect to the affected party, (i) the entry of an Order for Relief under Title 11 of the United States Code, (ii) the admission by such party of its inability to pay its debts as they mature, (iii) the making by it of an assignment for the benefit of creditors, (iv) the filing by it of a petition in bankruptcy or a petition for relief under Title 11 of the United States Code or any other applicable Federal or state bankruptcy or insolvency law, (v) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for the assets of such party, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other Federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty (60) day period or (vi) the imposition of a judicial or statutory lien on all or a substantial part of its assets unless such lien is discharged or vacated or the enforcement thereof stayed within sixty (60) days after its effective date. With respect to a Member, the foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "bankruptcy" set forth in Sections 18-101(1) and 18-304 of the Act.

"Beneficial Owner" of any interest shall mean a Person who, together with his or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Securities Exchange Act of 1934, as amended.

"Board of Managers" shall mean the governing board of the Company, constituted in accordance with the provisions of Article III hereof. Each member of the Board of Managers shall constitute a "manager" within the meaning of the Act.

"Book Value" with respect to any Company Asset shall mean its adjusted basis for Federal income tax purposes, except that the initial Book Value of any asset contributed by a Member to the Company shall be an amount equal to the fair market value of such asset as determined by the Board of Managers, and such Book Value shall thereafter be adjusted in a manner consistent with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), including as a result of any revaluations pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) in the sole discretion of the Board of Managers.

"Capital Account" when used in respect of any Member shall mean the Capital Account maintained for such Member in accordance with Section 6.7, as said Capital Account may be increased or decreased from time to time pursuant to the terms of Section 6.7.

"Capital Call" shall have the meaning set forth in Section 6.2(a).

"Capital Call Date" shall have the meaning set forth in Section 6.4(b).

"Capital Contribution" when used with respect to any Member shall mean the amount of capital contributed by such Member in accordance with Article VI.

"Certificate of Formation" shall mean the certificate of formation of the Company filed with the Secretary of State of the State of Delaware on January 24, 2006, as the same may be amended and/or restated from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or any corresponding provision(s) of succeeding law.

"Company Assets" shall mean all right, title and interest of the Company in and to all or any portion of the assets of the Company, including, without limitation, securities of, and ownership interests in, Subsidiaries of the Company, and any property (real, personal, tangible or intangible) acquired in exchange therefor or in connection therewith.

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or other ownership interests or by contract or otherwise.

"Core Items" shall mean (i) activities related to gaming, (ii) any instrument involving the reported earnings of companies, and (iii) any instrument involving volatility products.

"Damages" shall have the meaning set forth in Section 2.7.

"Distributable Funds" shall mean all cash receipts of the Company (or released from reserves) during any period, as reduced by the setting aside during such period of such reserves as the Board of Managers may deem reasonably necessary for the discharge of liabilities or obligations of the Company and as increased by the release of any such reserves as determined by the Board of Managers.

"Distribution Deficiency" shall have the meaning set forth in Section 7.1(b).

"Drag-Along Purchaser" shall have the meaning set forth in Section 9.3(a).

"Drag Along Rights" shall have the meaning set forth in Section 9.3(a).

"Dragged Members" shall have the meaning set forth in Section 9.3(a).

"Drag Sale" shall have the meaning set forth in Section 9.3(a).

"Electronic Transmission" shall have the meaning set forth in Section 3.2(h).

"Fiscal Year" shall mean the fiscal year of the Company, which shall be each twelve-month period ending December 31 of each year; provided, however, that for the period ending December 31, 2007, "Fiscal Year" shall mean the period commencing on the date of this Agreement and ending on December 31, 2007; and provided, further, upon termination of the Company, "Fiscal Year" shall mean the period from the end of the last preceding Fiscal Year to the date of such termination.

"Indebtedness" shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property, goods and services, including reimbursement, and all other obligations, absolute or contingent, with respect to surety bonds, letters of credit and bankers' acceptances whether or not matured, and hedges, swaps and other derivative contracts and financial instruments, (ii) all obligations evidenced by notes, bonds, debentures, or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all capital lease obligations, (v) all indebtedness referred to in clause (i), (ii), (iii) or (iv) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or on property owned by the Company or any wholly-owned Subsidiary of the Company (including accounts or contract rights), even though the Company or such wholly-owned Subsidiary of the Company has not assumed or become liable for such indebtedness, and (vi) all guaranteed indebtedness of others.

"Independent Accountants" shall have the meaning set forth in Section 4.8(a).

"Initial Public Offering" shall mean the first offering of newly issued or outstanding equity securities of the Company or its successor that is registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

"IRS" shall mean the Internal Revenue Service and any successor agency or entity thereto.

"LIBOR" shall mean the rate for deposits in United States Dollars for a period of two-months which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the Capital Call Date (or if such date is not a London Banking Day, then the next succeeding London Banking Day).

"London Banking Day" shall mean any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London.

"Managers" shall have the meaning set forth in Section 3.2(a).

"Member" shall mean (i) ISE, for so long as it hold any Shares, (ii) any transferee of any Share who has been admitted to the Company as an Additional Member in accordance with the terms of this Agreement, and (iii) any other Person who has been admitted to the Company as an Additional Member in accordance with this Agreement.

"Offeree" shall have the meaning set forth in Section 9.5.

"Officer" shall have the meaning set forth in Section 3.2(l).

"Organizational Documents" shall mean (if applicable) (i) with respect to a corporation, such Person's certificate or articles of incorporation and by-laws (including any constitution or rules constituting such by-laws), and any shareholder agreement, voting agreement, voting trust or similar arrangement applicable to any of such Person's authorized shares of capital stock, (ii) with respect to a partnership, such Person's certificate of limited partnership, if any, partnership agreement, voting trusts, voting agreements or similar arrangements applicable to any of its partnership interests or (iii) with respect to a limited liability company, such Person's certificate of formation, limited liability company or operating agreement, voting trusts, voting agreements or similar arrangements applicable to any of its limited liability company interests.

"Parent" shall mean, with respect to any Member, the ultimate Beneficial Owner, if any, of all of such Member's equity securities (together with any partnership, corporation, trust or other organization in whatever form that succeeds to all or substantially all of the assets and business of such Person).

"Percentage Interest" shall equal, with respect to any Member, the aggregate number of Shares then held by such Member divided by the aggregate number of Shares then issued and outstanding, expressed as a percentage.

"Permitted Transferee" shall have the meaning given in Section 9.1.

"Person" shall mean an individual, corporation (including any non-profit corporation), association, general or limited partnership, organization, business, firm, limited liability company, joint venture, trust, estate or other entity, association or organization, whether constituting a separate legal entity or not.

"Profits" and "Losses" for any period shall mean the taxable income or loss, as the case may be, of the Company for such period determined in accordance with

Code Section 703(a) and Treasury Regulation Section 1.703-1 computed with the following adjustments:

(i) Items of gain, loss, and deduction shall be computed based upon the Book Values of the Company's assets (in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for Federal income tax purposes;

(ii) Any tax exempt income received by the Company shall be included as an item of gross income;

(iii) The amount of any adjustments to the Book Values of any assets of the Company pursuant to Code Section 743 shall not be taken into account; and

(iv) Any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditure treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulation under Code Section 704(b)) shall be treated as a deductible expense.

"Share" shall mean an interest of a Member in the Company, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement, representing such fractional part of the interests of all Members in the Company as equals a fraction, the numerator of which shall equal one, and the denominator of which shall equal the aggregate number of Shares then held by all Members. The Company may only issue Shares of the same class or series. The Company may issue fractional Shares.

"Share Fair Market Value" shall mean, at any time with respect to any Shares, the fair market value, as determined by the Board of Managers and as approved by the Members owning not less than 67% of the then outstanding Shares, of the distributions that the holder of such Shares would receive pursuant to Section 10.2(iii) upon the hypothetical liquidation of the Company at such time.

"Significant Decision" shall have the meaning set forth in Section 3.3.

"Subsidiary" shall mean, with respect to any Person, (x) any other Person which such Person Controls and (y) in which such Person owns a majority of the outstanding capital stock or other ownership interests.

"Tag-Along Buyer" shall have the meaning set forth in Section 9.3.

"Tag-Along Notice" shall have the meaning set forth in Section 9.3.

"Tax Matters Member" shall initially be ISE who shall serve as Tax Matters Member until such time as a successor Tax Matters Member is appointed by the Board of Managers.

"Tax Preparer" shall have the meaning set forth in Section 4.8(a).

"Terminating Event" has the meaning given in Section 8.1.

"Transfer" shall have the meaning set forth in Section 9.1.

"Treasury Regulations" shall mean the regulations promulgated under the Code, as such regulations are in effect on the date hereof.

1.2. Terms Generally. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined herein have the meanings assigned to them herein and include both the plural and the singular, as the context may require;

(b) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(c) any reference to an Article, Section, Annex or Schedule refers to an Article or Section of, or Annex or Schedule to, this Agreement, unless otherwise provided;

(d) the words "including" and "include" and other words of similar import shall be deemed to be followed by the phrase "without limitation."

ARTICLE II.

THE COMPANY AND ITS BUSINESS

2.1. Formation of the Company; Effectiveness. Prior to the date hereof, the Certificate of Formation was filed with the Secretary of State of the State of Delaware. The Members hereby agree to execute and file any required amendments to the Certificate of Formation and shall do all other acts required for the constitution of the Company as a limited liability company under the laws of the State of Delaware. The Members and the Board of Managers hereby ratify and approve the execution, delivery and filing of the original Certificate of Formation with the Secretary of State of the State of Delaware by Joseph W. Ferraro III, and all other certificates executed, delivered and filed as of the date hereof with the Secretary of State of the State of Delaware by any Officer of the Company, as an authorized person within the meaning of the Act. Thereafter, Joseph W. Ferraro III's powers as an authorized person ceased, and any Person authorized by the Board of Managers as an authorized person within the meaning of the Act shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the Act to be filed with the Secretary of State of the State of Delaware.

2.2. Company Name. The business of the Company shall be conducted under the name of "Longitude LLC" in the State of Delaware and under such name or such assumed or trade names as the Board of Managers deem necessary or appropriate to comply with the requirements of any other jurisdiction in which the Company may be required to qualify.

2.3. Term. The term of the Company commenced on the date the Secretary of State of the State of Delaware accepted for filing the Certificate of Formation for the Company and shall continue until the Company is dissolved pursuant to ARTICLE X of this Agreement.

2.4. Business; Scope of Members' Authority.

(a) The Company is organized for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, convenient, desirable or incidental to the foregoing, including, without limitation, acquiring, holding, managing, operating and disposing of real and personal property.

(b) Except as otherwise expressly and specifically provided in this Agreement, no Member shall have any authority to bind or act for, or assume any obligations or responsibility on behalf of, any other Member or the Company. Neither the Company nor any Member shall, by virtue of executing this Agreement, be responsible or liable for any Indebtedness or obligation of the other Members incurred or arising either before or after the execution of this Agreement, except that the Company shall be responsible for the responsibilities, liabilities, Indebtedness and obligations of the Company incurred after the date hereof pursuant to and as limited by the terms of this Agreement.

2.5. Principal Office; Registered Agent. The principal office of the Company shall be at 60 Broad Street, New York, New York 10004. The Company may change its place of business to such location or locations as may at any time or from time to time be determined by the Board of Managers. The mailing address of the Company shall be at 60 Broad Street, New York, New York 10004, or such other address as may be selected from time to time by the Board of Managers. The registered office and registered agent in the State of Delaware of the Company shall be c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

2.6. Names and Addresses of Members. The names and addresses of the Members are set forth on Schedule I hereto, as such schedule shall be amended from time to time to reflect changes in the Members or their addresses. As of the date of this Agreement, ISE shall be admitted to the Company as Member.

2.7. Certain Representations by Members. Each Member represents, warrants, agrees and acknowledges that, as of the date hereof, (i) it has been duly authorized to purchase and hold its Shares and to execute and deliver this Agreement and all other instruments executed and delivered on behalf of it in connection with the acquisition of its Shares, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder will not result in a breach or violation of, a default under, or conflict with (A) its Organizational Documents or (B) any existing agreement to which it or any of its properties or assets is subject, other than in the case of clause (ii) (B) above, such breaches, violations, defaults and conflicts that will not materially adversely affect the ability of the Company and the Members to consummate the transactions and acts contemplated by this Agreement and, to the best of its knowledge, will not subject the Company or the Members to any material liability or materially and adversely affect the ability of the Company or any Subsidiary of the Company to conduct its business as currently conducted or as proposed to be conducted, (iii) this Agreement has been duly authorized, executed and delivered by, and is a binding agreement on the part of, such Member enforceable against such Member in accordance with its terms, and (iv) all authorizations, consents, approvals, orders, notices, filings, registrations, qualifications and exemptions of, with or from any court, administrative agency or commission or other Federal, state or local governmental authority and agencies, departments or subdivisions thereof or any self-regulatory authority required to be obtained or made by or on behalf of such Member in connection with the execution of this Agreement or the performance of its obligations hereunder, to its knowledge, have been duly obtained or made by such Member and are in full force and effect, other than authorizations, consents, approvals, orders, notices, filings, registrations, qualifications and exemptions the absence of which would not have individually or in the aggregate a material adverse effect on the transactions contemplated by this Agreement. Each Member agrees to indemnify the Company and each other Member against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments and awards, and costs and expenses (including, but not limited to, reasonable attorneys' fees) (collectively, "Damages") incurred by the Company or any such other Member or any Affiliate of any Member arising from any breach by such Member of any of the foregoing representations and warranties.

2.8. Withholding Tax. Each Member represents and warrants that it is not a foreign partner under Section 1446(e) of the Code.

ARTICLE III.

MANAGEMENT OF COMPANY BUSINESS

3.1. Management and Control.

(a) Except as otherwise specifically set forth in this Agreement, the Board of Managers of the Company, acting in accordance with the terms of this Agreement, including, but not limited to, Sections 3.2 through 3.4 shall have the right, power and authority to oversee the business and affairs of the Company and to do all things necessary to manage the business of the Company, and the Board of Managers is hereby authorized to take any action of any kind and to do anything and everything the Board of Managers deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law. Any action taken by the Board of Managers in accordance with the terms of this Agreement that is not otherwise in violation of applicable law shall constitute the act of, and shall serve to bind, the Company.

(b) No Member shall take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for actions authorized by the Board of Managers in the manner set forth herein. Each Member shall defend, indemnify and hold harmless the Company, the other Members and their respective Affiliates from and against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments and awards, and costs and expenses (including reasonable attorneys' fees) arising, directly or indirectly, in whole or in part, out of any breach of this Section 3.1(b) by such Member.

3.2. Appointment of Managers; Removal of Managers; Meetings of Managers and Members; Officers.

(a) For so long as ISE holds 51% of the Percentage Interest in the Company, ISE shall be entitled to appoint a majority of the Managers (each, a "Manager" and collectively, the "Managers") to the Board of Managers and each Member, other than ISE, shall be entitled to appoint one Manager per each 9.8% of Percentage Interests it holds in the Company to the Board of Managers. In the event that ISE continues to hold any Shares of the Company, but ceases to hold 51% of the Percentage Interest in the Company, ISE shall be entitled to appoint (i) one Manager plus (ii) one additional Manager per each 9.8% of Percentage Interests it holds in the Company, and, in that event each Member other than ISE shall be entitled to appoint one Manager per each 9.8% of Percentage Interests it holds in the Company to the Board of Managers. Each Manager shall be an officer, director, or partner of the Member that appoints such Manager to the Board of Managers. The names and addresses of the then current Managers shall be set forth in Schedule II hereto, such Schedule to be amended from time to time by the Board of Managers.

(b) Each Manager shall hold office until his death, resignation or removal as set forth in this Section 3.2(b). Any Manager may resign at any time upon written notice to the Board of Managers. Such resignation shall take effect at the time specified therein, and unless specified therein, no acceptance of such resignation shall be necessary to make it effective. Any Manager may be removed with or without cause only by the Member that appointed such Manager. Any Manager that dies, resigns or is removed shall be replaced as Manager by the Member that appointed such Manager.

(c) The Board of Managers may hold meetings, both regular and special, either within or without the State of Delaware.

(d) Regular meetings of the Board of Managers may be called by any Manager on fifteen (15) business day's prior notice to each member of the Board of Managers, either personally or by mail or by facsimile, at such time and such place as from time to time shall be determined by the Board of Managers, but in any event shall be held at least once every quarter.

(e) Special meetings of the Board of Managers may be called by any Manager on five (5) day's prior notice to each member of the Board of Managers, either personally or by mail or by facsimile. Such notice shall state the purpose or purposes for which the special meeting is called.

(f) At all meetings of the Board of Managers, a majority of all Managers, present in person or represented by proxy, shall constitute a quorum for the transaction of business and, provided proper notice has been given to the Managers, the act of a majority of the Managers, present in person or represented by proxy, at any meeting at which there is a quorum shall be the act of the Board of Managers and, subject to the terms of this Agreement, shall conduct, oversee and manage the business and affairs of the Company.

(g) Special meetings of the Members may be called by the then current President of the Company, the Board of Managers or by Members holding in the aggregate at least 67% of the number of then outstanding Shares on two (2) business days' proper prior notice to each Member, either personally or by mail, facsimile or electronic transmission, at such date, time and place set forth in such notice.

(h) Any action required or permitted to be taken at any meeting of the Board of Managers or Members (including the election, removal and replacement of Managers) may be taken without a meeting if (i) notice of the proposed action (including the written consent in question) is received by all Managers or Members, as applicable, at least two (2) business days before the effective date of the action covered by the written consent, (ii) in the case of action by the Board of Managers, no Manager has prior to such effective date requested, by notice to the Company and all the other Managers, that the action in question be taken at a special meeting of the Board of Managers, unless such Manager shall have withdrawn his or her request for such a special meeting, and (iii) the Managers or Members, as the case may be, unanimously consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the Company. As used in this Agreement, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(i) Managers or Members may participate in a meeting of the Board of Managers or Members, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(j) Each Manager shall have the right to receive all printed information distributed to any member of the Board of Managers in his or her capacity as a Manager.

(k) Each Manager may authorize another Manager or the Secretary of the Company to act for such Manager by proxy at any meeting of the Board of Managers. Any proxy granted hereunder may only be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law.

(l) Notwithstanding Section 3.2(f), a quorum will not exist at any meeting of the Board of Managers unless at least one Manager appointed by ISE is present in person or represented by proxy at the meeting. If a quorum does not exist at a properly noticed meeting of the Board of Managers solely because such requirement is not met, and such meeting is rescheduled by proper notice to another date, then a quorum will be deemed to exist at such rescheduled meeting for the items that were on the agenda at the adjourned meeting at which the quorum did not exist, provided that at least a majority of Managers are present in person or by proxy and notwithstanding that at least one Manager appointed by ISE might not be present.

(m) The Board of Managers may appoint one or more officers of the Company (each, an "Officer"), including, without limitation, a President, a Chief Executive Officer, a Chief Operating Officer, a Secretary, a Treasurer, one or more Vice Presidents and one or more Assistant Secretaries, and Assistant Vice Presidents. Any two or more offices may be held by the same person. Each such Officer shall have delegated to him or her the authority and power to execute and deliver on behalf of the Company (and to cause the Company to perform) any and all such contracts, certificates, agreements, instruments and other documents, and to take any such action, as the Board of Managers deems necessary or appropriate, all as may be set forth in a resolution of the Board of Managers. In addition, unless the Board of Managers decides otherwise, if the title given to such Officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. The Officers shall serve at the pleasure of the Board of Managers, and the Board of Managers may remove any person as an Officer and/or appoint additional persons as Officers. Any Officer may resign at any time by giving written notice of such resignation to the Company. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Company and the acceptance of such resignation shall not be necessary to make it effective. Any person or entity dealing with the Company may conclusively presume that an Officer specified in such a written delegation of authority who executes a contract, certificate, agreement, instrument or other document on behalf of the Company has the full power and authority to do so and each such document shall, for all purposes, be duly authorized, executed and delivered by the Company upon execution and delivery by such Officer.

(n) The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board of Managers not inconsistent with this Agreement, are agents of the Company for the purpose of conducting the business and affairs of the Company, and the actions of any Officer taken in accordance with such powers shall bind the Company and any third party dealing with such Officer shall be entitled to rely conclusively (without making inquiry of any kind) on any actions so taken as being properly authorized by the Company.

3.3. Significant Decisions. The Company shall not, and no Officer, employee or Manager of the Company shall have the power or authority to cause the Company to, without the prior consent of the disinterested Members owning not less than 67% of the then outstanding Shares, take any action in respect of a Significant Decision.

For purposes of this Agreement, each of the following matters shall constitute a "Significant Decision":

(a) subject to Section 11.1, the adoption, amendment, alteration or repeal of any provision or term of any Organizational Document of the Company;

(b) any merger or consolidation involving, or any reorganization, dissolution (other than as expressly provided in Article X hereof) involving, or any sale of all or a substantial portion of the assets, liquidation or other winding-up or termination of, filing for protection under applicable bankruptcy laws by, the Company (or the adoption of a plan to do any of the foregoing) or any other transaction that would result in a change of Control of the Company;

(c) any issuance of equity securities or securities convertible into or exchangeable for equity securities of the Company;

(d) except as provided for in Section 9.1 hereof, the redemption, purchase, repurchase or other acquisition for value of any Shares or any debt securities of the Company or any wholly-owned Subsidiary of the Company (except to the extent such Shares or debt security is required to be so redeemed, purchased, repurchased or otherwise acquired in accordance with the terms of this Agreement);

(e) the entering into of any contract or transaction with or for the direct or indirect benefit of, or payment or provision of any money or other form of consideration, directly or indirectly, to or for the benefit of, or assumption, guarantee or becoming otherwise liable for any indebtedness or other obligation of, or sale, lease (as lessor or lessee), transfer, giving or other assignment or acquisition of any properties or assets, tangible or intangible, or services to or from, any Member or any of their respective Affiliates;

(f) taking any action or failing to take any action that could reasonably be expected to result in (i) the Company failing to be treated as a partnership for U.S. Federal income tax purposes or (ii) the termination of the Company under Section 708(b) of the Code;

(g) other than with respect to the Capital Contribution referred to in Section 6.1(a), making a Capital Call or otherwise accepting contributions of capital from any Member after the date hereof;

(h) cause any settlement of any litigation or other governmental proceeding or which provides for the release of a Manager from any liability for damages to the Company caused by fraud or willful misconduct of such Manager;

(i) issuing any note, bond or other debt security or creating, incurring, assuming, refinancing or guaranteeing any debt, mortgage or any capitalized lease obligation, which individually or in the aggregate is an amount in excess of $250,000;

(j) subject to Section 3.4, sell, transfer, assign, hypothecate, encumber, license or sublicense any material intellectual property rights of the Company or any of its Subsidiaries, including its licenses, franchises, permits, patents, patent rights, copyrights, works that are the subject matter of copyrights, trademarks, tradenames, trade styles, patent and trademark applications or any rights under any of the foregoing; any extensions, renewals, reissues, or configurations of the same; any inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, or operation standards; or any trade secrets or contract rights relating to computer hardware or software programs;

(k) take any action or fail to take any action that materially increases the risk that any Member of the Company has a personal liability for any of the Company's obligations; and

(l) entering into, assuming or becoming bound by any contract to do any of the foregoing, or otherwise attempting to do any of the foregoing, either directly or indirectly.

Notwithstanding anything to the contrary contained herein, any action required to be taken by the Company pursuant to Article VII shall not be deemed a Significant Decision.

3.4. Core Items. Notwithstanding any of the foregoing, without the prior written consent of ISE, the Company shall not, and no Officer, employee or Manager of the Company shall have the power or authority to cause the Company to sell, transfer, assign, hypothecate, encumber, license or sublicense any material intellectual property rights of the Company or any of its Subsidiaries relating to Core Items, including its licenses, franchises, permits, patents, patent rights, copyrights, works that are the subject matter of copyrights, trademarks, tradenames, trade styles, patent and trademark applications or any rights under any of the foregoing; any extensions, renewals, reissues, or configurations of the same; any inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, or operation standards; or any trade secrets or contract rights relating to computer hardware or software programs.

3.5. Support Services. (a) ISE shall be solely responsible and liable for, and ISE covenants that it shall provide, either directly through ISE or indirectly through an Affiliate or as Longitude, all benefit programs, payroll infrastructure, benefit and similar plans for the employees, directors and officers who provide services to Longitude and ISE further agrees that it shall amend any of its current benefit and employee plans as may be reasonably necessary to comply with its obligations under this clause (a); (b) ISE agrees that it shall be responsible for all withholding obligations and administration required under such programs, plans and infrastructure (including any government filings, plan testing and employee communications that relate to the programs, plans and infrastructure); and (c) ISE covenants that any plans, services, programs and related services provided pursuant to this Section 3.5 shall comply with all applicable law.

3.6. Compensation of Managers. Managers shall not be entitled to receive any compensation for their services on the Board of Managers. Notwithstanding the immediately preceding sentence, (i) reasonable expenses incurred by the Managers in connection with travel to and from meetings of the Board of Managers shall be reimbursed by the Company (it being understood that the expenses of either all of the Managers or none of the Managers shall be reimbursed) and (ii) reasonable expenses incurred by any Manager in connection with travel for the business of the Company which has been authorized in accordance with procedures approved by the Board of Managers shall be reimbursed by the Company.

ARTICLE IV.

RIGHTS AND DUTIES OF MEMBERS

4.1. Other Activities of the Members. This Agreement shall not be construed to create any duty or obligation on the part of any of the Members, the Company or any other person employed by, related to or in any way affiliated with any Member or the Company to disclose or offer to the Company or the Members, or obtain for the benefit of the Company or the Members, any other activity or venture or interest therein, or to create on the part of the Company, any of the Members, any creditors of the Company or any other Person having any interest in the Company (i) any claim, right or cause of action against any of the Members or any other Person employed by, related to or in any way affiliated with, any of the Members by reason of any direct or indirect investment or other participation, whether active or passive, in any other activity or venture or interest therein or (ii) any right to any such activity or venture or interest therein or the income or profits derived therefrom.

4.2. Liability of Members, Managers and Officers.

(a) Except as otherwise expressly provided herein, no Member (including any Member acting in its capacity as the Tax Matters Member), Manager or Officer of the Company shall be liable, responsible or accountable in damages or otherwise, with respect to matters or actions relating to the Company, under this Agreement to the Company or to any other Member or Manager for (i) any act performed or omission made in good faith except for fraud or the willful misconduct of such Member, Manager or Officer, (ii) such Member's, Manager's or Officer's performance of, or failure to perform, any act on the reasonable reliance on advice of legal counsel to the Company or (iii) the negligence, malfeasance or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith. In any threatened, pending or completed action, suit or proceeding, each Member (including any Member acting in its capacity as the Tax Matters Member), Manager and Officer shall be fully protected and indemnified and held harmless by the Company to the fullest extent permitted by applicable law against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, reasonable attorneys' fees, costs of investigation, fines, judgments and amounts paid in settlement, actually incurred by such Member, Manager or Officer in connection with such action, suit or proceeding) by virtue of its status as a Member (including by virtue of any Member's status as the Tax Matters Member), Manager or Officer, as the case may be, or with respect to any action or omission taken or suffered in good faith, on advice of legal counsel, other than liabilities and losses resulting from fraud or the willful misconduct of such Member, Manager or Officer. The indemnification provided by this Section 4.2(a) shall be recoverable only out of the assets of the Company, and no Member or Manager shall have any personal liability on account thereof.

(b) Each Member and Manager shall defend and indemnify the Company, each Subsidiary and the other Members and Managers and their respective Affiliates against and shall hold it and them harmless from any claims, demands, damage, loss, liability, lawsuit and other proceedings, judgment, award, cost or expense (including reasonable attorneys' fees) as and when incurred by the Company or such Subsidiaries or such other Members and Managers or their respective Affiliates in connection with or resulting from such indemnifying Member's or Manager's gross negligence, fraud or willful misconduct in connection with the Company's or Subsidiary's business.

(c) To the extent that, at law or in equity, a Member, Manager or Officer of the Company has duties (including fiduciary duties) and liabilities relating thereto to the Company or to another Member or Manager, such Member, Manager or Officer of the Company acting in connection with the Company's business or affairs, shall not be liable to the Company or to any Member or Manager for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member, Manager or Officer of the Company otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Member, Manager or Officer of the Company in the context of this Agreement.

4.3. Investment Representations. Each Member represents that it has acquired its Shares for its own account for investment purposes only and not with a view to the distribution or resale thereof, in whole or in part, and each Member agrees that it will not Transfer all or any portion of, or offer to Transfer all or any portion of, such Shares, or solicit offers to buy from or otherwise approach or negotiate in respect thereof with any Person or Persons whomsoever, all or any portion of such Shares (i) in any manner which would violate or cause the Company or any Member to violate applicable Federal or state securities laws and (ii) other than in accordance with the provisions of this Agreement.

4.4. Legend. The Company may issue certificates representing Shares and in the event that the Company issues such certificates, such certificates shall bear substantially the following legend:

> "THE SHARES REPRESENTED HEREBY WERE ORIGINALLY ISSUED AS OF ______________, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER OR IN VIOLATION OF ANY SUCH STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF THE SHARES REPRESENTED HEREBY UNTIL THE CONDITIONS THEREIN HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER. UPON WRITTEN REQUEST, A COPY OF THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF WITHOUT CHARGE."

4.5. Limited Liability of Members.

(a) Except as otherwise expressly provided herein or in the Act, no Member (and no director, officer, employee or controlling Person (if any) of such Member) shall be bound by, or be personally liable for, any expense, liability, indebtedness or obligations of the Company or any Subsidiary of the Company or of any other Member. Moreover, except as otherwise expressly provided herein or in the Act or for breach of this Agreement, no Member (and no director, officer, employee or controlling Person (if any) of such Member) shall have any liability under this Agreement to the Company or any other Member other than, with respect to such Member only, its Capital Contributions. The Members shall not be required to contribute any amounts in excess of the amounts set forth in Section 6.1 hereof.

(b) To the fullest extent permitted by applicable law, recourse for any monetary liability or obligation of a Member to the Company or any other Member under this Agreement shall be had only against the Shares held by such Member or the value thereof, and not against other assets of such Member.

(c) Notwithstanding Sections 4.5(a) and (b) hereof, each Member shall be fully liable to contribute its Capital Contribution in accordance with Section 6.1(a).

4.6. Dealing with Members. The fact that a Member, an Affiliate of a Member or any officer, director, employee, partner, consultant or agent of a Member, is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company to render or perform a service, or from or to whom the Company may buy or sell any property or have other business dealings, shall not prohibit the Company from employing such person, firm or corporation or from dealing with him or it (each, an "Affiliate Transaction") on arm's-length terms, and neither the Company nor any of the Members shall have any rights in or to any income or profits derived therefrom by the party to any such Affiliate Transaction. In addition to any other approval required under this Agreement, all Affiliate Transactions shall be approved by a majority of the disinterested Managers of the Board of Managers in respect of such Affiliate Transaction.

4.7. Designation of Tax Matters Member.

(a) The Tax Matters Member shall act as the "tax matters partner" of the Company, as provided in the regulations pursuant to Section 6231 of the Code. The Tax Matters Member shall initially be ISE, which shall serve as Tax Matters Member until such time as a successor Tax Matters Member is appointed by the Board of Managers. Any Person serving as the Tax Matters Member may be removed and a new Tax Matters Member may be appointed by the Board of Managers. Any Tax Matters

Member who is to be replaced by a successor Tax Matters Member in accordance with this Section 4.7(a) shall certify that another Member has been selected as the Tax Matters Member of the Company by filing a statement to that effect with the IRS in the form and manner prescribed by Section 301.6231(a)(7)-1(d) of the Treasury Regulation. Each Member hereby approves of such designation and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such approval. To the extent and in the manner provided by applicable Code sections and Treasury Regulations thereunder, the Tax Matters Member (i) shall furnish the name, address, profits interest and taxpayer identification number of each Member to the IRS and (ii) shall inform each Member of administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes. The Tax Matters Member shall act reasonably at all times and keep the other Members reasonably informed about its actions.

(b) Each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable law with respect to any examination, proposed adjustment or proceeding relating to Company tax items (including its rights under Section 6224(c) of the Code and its right to notice of any proposed tax settlements in any court case involving the Company). The Tax Matters Member agrees that it will not bind the Members to any tax settlement without the unanimous approval of all Members. The Tax Matters Member shall notify the other Members, within 30 business days after it receives notice from the IRS, of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items. The Tax Matters Member shall provide the other Members with notice of its intention to extend the statute of limitations or file a tax claim in any court at least 10 days before taking such action and shall not extend such statute of limitations or file such tax claim without the unanimous approval of all Members. In the event that the other Members notify the Tax Matters Member of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Member agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Member with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Member further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation, to the extent reasonably practicable and at the sole cost and expense of such other Members. In addition to the foregoing, the Tax Matters Member shall notify the other Members prior to submitting a request for administrative adjustment on behalf of the Company and shall not submit such request without the unanimous approval of all Members.

(c) All reasonable out-of-pocket expenses and costs incurred by any Tax Matters Member in its capacity as Tax Matters Member shall be paid by the Company as an ordinary expense of its business.

4.8. Tax Matters.

(a) The Company or Tax Matters Member (collectively, the "Tax Preparer") shall prepare all tax returns of the Company; provided, however, that the Tax Preparer shall not file any such tax return without the approval of all Members, which approval shall not be unreasonably withheld. The Company will circulate to each Member for its review and approval a draft of any income tax return within a reasonable period of time after the issuance of the audited financial statements referred to in Section 5.3; provided, however, the Company will circulate such tax return to each Member at least ten (10) days before such tax return is to be filed (taking into account extensions of time to file). The Tax Preparer shall have the right to file with the appropriate taxing authorities for extensions of time to file tax returns if so needed. If any Member shall object to any items on the return within thirty (30) days, then the Members and the Tax Preparer shall attempt to agree on a mutually acceptable resolution of any disputed tax items. If the Member and the Tax Preparer cannot resolve their disagreement within 10 days, either the Member or the Tax Preparer may request, in writing with a copy sent to the other party, that the disagreement be resolved by a mutually agreed upon "big four" independent accounting firm (Ernst & Young LLP, PricewaterhouseCoopers LLP, KPMG LLP or Deloitte & Touche LLP) (the "Independent Accountants") and the Independent Accountants shall be instructed to resolve the dispute by, first determining if both positions have merit, and if not, shall adopt the position that has merit. If the Independent Accountants determines that both positions have merit, the Independent Accountants shall adopt the position that will maximize, in the aggregate, the U.S. Federal, state and local income tax advantages and will minimize, in the aggregate, the U.S. Federal, state, and local income tax detriments, available to the Company's Members. The Independent Accountants shall provide their written resolution of the disagreement to both the Member and the Tax Preparer within 15 days from the date that the Independent Accountants were requested to resolve such disagreement. If the Independent Accountants are incapable of resolving such disagreement based on the above-stated criteria, the position of the Tax Preparer shall prevail.

(b) The Tax Preparer shall furnish a copy of all filed tax returns of the Company to each of the Members. In addition, upon reasonable written notice provided to the Company by a Member (and as otherwise required by law), the Company shall furnish such Members, on a timely basis, with all information relating to the Company required to be reported in any U.S. Federal, state and local tax returns of such Members, including a report indicating such Member's allocable share for U.S. Federal income tax purposes of the Company's income, gain, credits, losses and deductions.

(c) The Members shall report their tax items with respect to, and arising from, their Shares in a manner that is consistent with the Company's tax returns.

(d) The Tax Preparer shall provide prompt notice to the Members of advice that the IRS or any applicable state or local taxing authority intends to examine any tax returns or records or books of the Company and of any notice from the IRS in any administrative or judicial proceeding at the Company level relating to the determination of any item of income, gain, loss, deduction or credit of the Company, in each case together with a copy of such IRS or state or local taxing authority notice and any written materials submitted by the Tax Preparer in response to such notice. In the event of any tax audit or any contest, dispute or litigation with respect to the treatment of, or liability of the Company for, any U.S. Federal, state or local income tax for any taxable period (or portion of a taxable period) of the Company beginning after the date hereof, the Tax Preparer shall control, defend and otherwise represent the Company in such audit, contest, dispute or litigation; provided, however, that each Member shall have the right, directly or through its designated representatives, to review in advance and timely comment upon all significant written submissions made in the course of such audit, contest, dispute or litigation and to participate in, directly or through its designated representatives, all conferences, meetings or proceedings with any taxing authority, and all appearances before any court or judicial body. The Tax Preparer shall advise any Member of any written proposed adjustment by the IRS that would increase (directly or through such Member's interest in any intermediate entities) such Member's U.S. Federal income tax liability (or decrease (directly or through such Member's interest in any intermediate entities) such Member's U.S. Federal tax benefits). If the Tax Preparer proposes that such adjustment be approved, the Company shall not concede such adjustment without each Member's prior written approval, which approval shall not be unreasonably withheld. In the event of a disagreement between the Board of Managers and a Member with respect to such adjustment, the procedures for resolving disagreements set forth in Section 4.8(a) hereof shall apply.

(e) The Board of Managers shall take any steps necessary pursuant to Code Section 6223(a) to designate each Member as a "notice partner" (as defined in Code Section 6231(a)(8)). In addition, nothing in this Agreement is intended to waive any rights, including rights to participate in administrative and judicial proceedings, that a Member may have under Code Sections 6221 through 6233, inclusive.

(f) Notwithstanding any other provisions of this Agreement, the provisions of this Section 4.8 shall survive the dissolution of the Company or the termination of any Member's interest in the Company and shall remain binding on all Members for a period of time necessary to resolve with the IRS or any applicable state or local taxing authority all matters (including litigation) regarding the U.S. Federal, state and local income taxation, as the case may be, of the Company or any Member with respect to the Company.

(g) The Company is responsible for the payment of any partnership tax, including, but not limited to, New York City Unincorporated Business Tax.

4.9. Use of Member Names and Trademarks. Neither the Company nor any Subsidiary or Member shall (i) issue any press release or make any other public statements, filings or disclosure with respect to the matters contemplated by this Agreement, or any other matter related hereto or thereto, (ii) use (in connection with the Company or any Subsidiary) in advertising, publicity or otherwise the name of any Member (or any Affiliate of such Member), or the name of any member, partner, director, officer, manager or employee of any Member (or any Affiliate of such Member) or any trade name, trademark, trade device, logo service mark, symbol or any abbreviation, contraction or simulation thereof owned or used by any Member (or any Affiliate of such Member), or (iii) represent, directly or indirectly, that any product or any service provided by the Company or any Subsidiary has been approved, endorsed, recommended or provided by, or in association with any Member (or any Affiliate of such Member), except (i) as may be required by applicable law, court process or obligations pursuant to the requirement of any applicable self-regulatory authority or (ii) with the prior written consent of the appropriate Member in each instance, such consent not to be unreasonably withheld.

ARTICLE V.

BOOKS, RECORDS, BUDGETS AND REPORTS

5.1. Books of Account. At all times during the continuance of the Company, the Board of Managers shall keep or cause to be kept true and complete books of account in accordance with United States generally accepted accounting principles and in which shall be entered fully and accurately the transactions of the Company. Such books of account shall be kept on the basis of the Fiscal Year in accordance with the accrual method of accounting, and shall reflect all transactions of the Company in accordance with United States generally accepted accounting principles.

5.2. Availability of Books of Account. All of the books of account referred to in Section 5.1, together with an executed copy of this Agreement, the Certificate of Formation and any amendments thereto shall at all times be maintained at the principal office of the Company or such other place in the State of New York or in such other state as the Board of Managers may designate in writing to the Members, and upon reasonable notice to the Board of Managers, shall be open to the inspection and examination of the Members or their representatives during reasonable business hours for purposes reasonably related to their Shares.

5.3. Annual and Periodic Reports and Statements. For each Fiscal Year, the Board of Managers shall send or shall cause to be sent to each Person who was a Member at any time during such Fiscal Year, within one hundred and twenty (120) days after the end of such Fiscal Year, the consolidated annual financial statements of the Company including an annual balance sheet, profit and loss statement and a statement of changes in financial position, and a statement showing distributions to the Members, all as prepared in accordance with United States generally accepted accounting principles consistently applied and audited by the Company's independent public accountants, which shall be a firm of Independent Accountants and, within one hundred and twenty (120) days after the end of the Fiscal Year, a statement showing allocations to the Members of taxable income, gains, losses, deductions and credits, as prepared by such accountants. In addition, the Board of Managers shall send or cause to be sent to each Member (i) within forty-five (45) days after the end of the first three fiscal quarters of each year, a quarterly report, as applicable, setting forth such financial and operating information as the Board of Managers shall reasonably determine but which shall include a consolidated balance sheet and income statement, (ii) such monthly and quarterly financial reporting information as the Board of Managers shall reasonably determine and (iii) such financial and other information concerning the Company as is reasonably requested by any Member that is necessary for the preparation of (A) such Member's Federal, state and local income or other tax returns or (B) any filing, notice or application made by or on behalf of such Member to or with any regulatory body having jurisdiction over such Member, subject to the right of the Company to withhold any confidential information that it reasonably determines will not remain confidential and that the public disclosure of which could adversely affect the Company. In addition to the rights under this Agreement and under the Act, the Company may provide such information to such Members and such other Persons as it deems appropriate.

5.4. Accounting Expenses. All out-of-pocket expenses payable to Persons in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements and Federal and local tax and information returns required to implement the provisions of this Agreement or required by any governmental authority with jurisdiction over the Company shall be borne by the Company as an ordinary expense of its business.

ARTICLE VI.

CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS, PROFITS AND LOSSES AND ALLOCATIONS

6.1. Capital Contributions of the Members.

(a) Concurrently with the execution of this Agreement, each Member shall make a Capital Contribution to the Company in an amount designated as such Member's initial Capital Contributions as set forth on Schedule III hereto opposite such Member's name. Schedule III shall also set forth the Percentage Interest of each Member and the number of Shares issued to each Member.

6.2. Capital Calls.

(a) Acting in accordance with Sections 3.3, the Board of Managers shall have the right to make cash capital calls (each, a "Capital Call"). In the event such a Capital Call is made, the Company shall promptly cause a notice to be delivered to each of the Members describing the amount and nature of the Capital Call and providing other required information in respect of such Capital Call as specified in Section 6.2(b) hereof. Each Member shall be required, within sixty (60) days after receipt of such Capital Call (unless otherwise provided therein), to contribute to the capital of the Company an amount in cash equal to such Member's pro rata portion (based on such Member's Percentage Interest at the time of such Capital Call) of such Capital Call; provided, however, if such Capital Call is with respect to a Distribution Deficiency, the Member to which such Distribution Deficiency relates shall be required to contribute 100% of the amount of Capital Call related to such Distribution Deficiency and the other Members shall not be required to contribute any amount related to such Distribution Deficiency. The proceeds of each Capital Call shall be applied to the purposes set forth in the notice delivered with such Capital Call.

(b) All Capital Calls made pursuant to this Article VI shall be accompanied by a written notice delivered to each Member which notice shall state the total amount of the required Capital Contributions by all Members, the proposed application of the proceeds of such capital contribution, the basis on which such Capital Contribution is authorized and each Member's pro rata share of such total, if any.

(c) The Company may, but shall not be required to, issue additional Shares to the Members in connection with Capital Contributions made pursuant to a Capital Call in such amount as shall be determined by the Board of Managers.

6.3. Failure to Fund Capital Contributions. If any Member shall fail to make all or any portion of any Capital Contribution required pursuant to Section 6.2 in the amount and within the time period specified therein (such Member is hereinafter referred to as a "Non-Contributing Member"), the Board of Managers shall give prompt notice to the Members of such failure and the amount of the Capital Contribution not funded by the Non-Contributing Member (any such amount not so funded is hereinafter referred to as the "Failed Contribution"), and subject to ISE's Call Right (hereinafter defined) pursuant to Section 9.2(a)(iii), any Member or Members that is or are (as the case may be) not in default with respect to the Failed Contribution or any contribution required to be made by such Member in connection with such Capital Call may fund all or part of such Failed Contribution (each such funding Member is hereinafter referred to as a "Contributing Member"). If more than one Member desires to be a Contributing Member and such Contributing Members desire to fund together more than the aggregate amount of the Failed Contribution, each such Contributing Member shall have the right to fund the amount the Non-Contributing Member failed to fund pro rata in proportion to the relative Percentage Interests of such Contributing Members. If, after giving effect to the preceding sentence, any amount of such Failed Contribution remains unfunded, (i) in the event more than one Contributing Member elects to fund any additional amount of such Failed Contribution, such Contributing Members may elect to fund any such remaining amount of such Failed Contribution on a pro rata basis or (ii) in the event only one Contributing Member is willing to fund any portion of the remaining unfunded Failed Contribution, such Contributing Member may fund the entire remaining amount of such Failed Contribution. The provisions of the preceding sentence shall continue to apply until either (i) the entire Failed Contribution has been funded by Contributing Members or (ii) in the event the entire amount of such Failed Contribution has not been funded, no Contributing Member is willing to fund any further amount of such Failed Contribution. The portion (the "Funded Portion") of the Failed Contribution funded by such Contributing Member shall be treated as a Capital Contribution by any such Contributing Member. Any such failure by a Non-Contributing Member to make a Capital Contribution shall result in the dilution of the Percentage Interest of such Non-Contributing Member as provided for in Section 6.4 below. Notwithstanding anything to the contrary contained herein, any failure by a Non-Contributing Member to make a Capital Contribution shall not be a breach of this Agreement and the dilution and payments provided in Section 6.4 and the Call Right provided in Section 9.2 shall be the sole and exclusive remedies of the Company and the other Members against a Non-Contributing Member with respect to the failure by a Non-Contributing Member to make a Capital Call and the Non-Contributing Members shall have no other or further obligations to the Company in connection with any Failed Contribution.

6.4. Dilution for Failure to Fund Capital Contributions.

(a) Whenever there occurs a Failed Contribution, regardless of whether another Member elects to make a Capital Contribution in place of a Non-Contributing Member, the final Percentage Interest of each Member, after the Capital Call, any Failed Contributions and any Funded Portions, shall be determined in accordance with the following formula:

$$FPI = \frac{(PI \times IC) + CC + FP}{IC + ACC + AFP}$$

FPI = Final Percentage Interest of the Member, expressed as a fraction

PI = Percentage Interest of the Member immediately prior to the Capital Call, expressed as a fraction

IC = Aggregate amount of all Capital Contributions contributed by all the Members, in dollars, before giving effect to the Capital Call

ACC = The aggregate Capital Call less aggregate Failed Contributions, in dollars

AFP = The aggregate of all Funded Portions funded by the Contributing Members in connection with the Capital Call, in dollars

CC = The Capital Contribution, if any, initially contributed by the Member in connection with the Capital Call, in dollars

FP = The Funded Portion, if any, contributed by the Member in connection with the Capital Call, in dollars.

(b) In the event that any Non-Contributing Member fails to make any Capital Call it is required to make in accordance with Section 6.2 above and one or more other Members fund all or a portion of such Failed Contribution, then for a period of sixty (60) days following the date originally set for such Non-Contributing Member to make such Capital Call (the "Capital Call Date"), such Non-Contributing Member may notwithstanding such failure pay to such other Members the portion of such Failed Contribution funded by such other Members together with interest accrued thereon at an annual rate of 2% above LIBOR prevailing on such Capital Call Date (or if such date is not a London Banking Day, then the next succeeding London Banking Day). Upon such payment by the Non-Contributing Member (including interest accrued thereon as provided in the preceding sentence), the Percentage Interests and Shares of the Members shall be readjusted to give effect to such repayment as though such Non-Contributing

Member were a Contributing Member. No such repayment shall affect any rights exercised by, or distributions made or other benefits provided to, such other Members prior to such repayments by the Company.

(c) Subject to the limitation set forth in Section 6.4(b), in the event that a Member's Percentage Interest changes as a result of the application of this Section 6.4, such change shall be reflected as (i) in the case of a Non-Contributing Member, a decrease in the number of Shares held by such Non-Contributing Member, and (ii) in the case of each Contributing Member, an increase (pro rata in proportion to the amounts funded by each Contributing Member) in the number of Shares held by such Contributing Member.

6.5. Capital of the Company. The capital of the Company shall be the aggregate capital in all of the Members' Capital Accounts. Except as otherwise provided herein, no Member shall be entitled to (i) withdraw or receive any interest or other return on its Capital Contribution or (ii) voluntarily contribute capital to the Company.

6.6. Return of Capital Contribution. Except as otherwise provided in this Agreement, no Member shall have the right to demand the return of all or any part of its Capital Contribution until the Company has been dissolved, or, in the event it has such right, to demand or receive any property other than cash in return for its Capital Contribution.

6.7. Capital Accounts.

(a) The Company shall maintain separate Capital Accounts for each Member in accordance with Section 704(b) of the Code and the Treasury Regulations thereunder. The Capital Accounts of each Member as of the date hereof are deemed to equal the dollar amounts of the Capital Contribution of such Members as set forth in Section 6.1(a).

(b) The Capital Account of each Member shall be increased by (i) the amount of any cash and the agreed net fair market value (as used herein, "Agreed net fair market value" of property shall mean the gross fair market value of such property as determined by the Board of Managers net of liabilities encumbering the property or assumed by the Company) as of the date of contribution of any property contributed as a Capital Contribution to the capital of the Company by such Member and (ii) the amount of any Profits allocated to such Member. The Capital Account of each Member shall be decreased by (i) the amount of any Losses allocated to such Member and (ii) the amount of cash or the fair market value of any property, net of any liabilities assumed by the Member or to which such property is subject under Section 752 of the Code, distributed to such Member. In all respects, the Members' Capital Accounts shall be determined in accordance with the detailed capital accounting rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv) and shall be adjusted upon the occurrence of certain events as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

(c) A transferee of all (or a portion) of the Shares held by a Member shall succeed to the Capital Account (or portion of the Capital Account) attributable to the transferred Shares.

6.8. Profits and Losses. Except as otherwise set forth in Section 6.9 hereof, Profits, Losses and items of income, gain, deduction and loss of the Company for each Fiscal Year shall be allocated among all Members pro rata in accordance with the Members' relative Percentage Interests.

6.9. Special Allocations. Article VI is intended to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, including the "alternative test for economic effect" under Treasury Regulations Section 1.704-1(b)(ii)(d). Notwithstanding Sections 6.7 and 6.8, the Company shall make any allocations required by such Regulations, including "qualified income offset" and "minimum gain chargeback" allocations and allocations relating to any nonrecourse debt of the Company, prior to making the allocations set forth in Section 6.8.

6.10. Members Tax Reporting. The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of Company income and loss for income tax purposes.

6.11. Allocation in Case of Transfer. In the event of a transfer of any Shares during a taxable year of the Company, allocations of income, gain, loss, deductions and other items of the Company between the transferor and the transferee will be based on the portions of such taxable year during which each owned the Shares or as the Board may determine in its reasonable discretion.

6.12. Tax Allocations. For U.S. Federal, state and local income tax purposes, the income, gains, losses and deductions of the Company shall, for each taxable period, be allocated among the Members in the same manner and in the same proportion that such items have been allocated among the Members' respective Capital Accounts; *provided, however*, that in accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, (i) income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. Federal income tax purposes and its initial Book Value, and (ii) in the event the Book Value of any Company asset is adjusted as a result of any revaluations pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for U.S. Federal income tax purposes and its Book Value, in each case using any method or methods permitted under Section 704(c) of the Code and the Treasury Regulations thereunder as determined by the Board of Managers.

ARTICLE VII.

DISTRIBUTIONS

7.1. Distribution Policy.

(a) Subject to Paragraph (b) below, the Company shall distribute Distributable Funds only when, as and if determined by the Board of Managers, pro rata in accordance with the Members' relative Percentage Interests.

(b) All amounts withheld pursuant to any provision of any U.S. Federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to Section 7.1(a) for all purposes of this Agreement. The Board of Managers is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any U.S. Federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provision of any other U.S. Federal, state or local law and shall allocate such amounts to those Members with respect to which such amounts were withheld. To the extent that withholding taxes and other related expenses paid to any U.S. Federal, state, local or foreign government on behalf of a Member exceed the amount of any distribution the Member would otherwise receive from the Company, the Board of Managers may, in its discretion, require such Member to contribute cash to the Company up to the amount paid on such Member's behalf (such amount, a "Distribution Deficiency").

7.2. Liquidation. In the event of any sale or other disposition of all or substantially all of the assets of the Company in accordance with the terms of this Agreement, the Company shall be dissolved and the proceeds of such sale or other disposition shall be distributed to the Members in liquidation as provided in Article X.

ARTICLE VIII.

TERMINATION OF A MEMBER; TERMINATION OF AGREEMENT

8.1. Termination of a Member. The expulsion, dissolution or Bankruptcy of a Member or any other event that terminates the continued membership of any Member (each a "Terminating Event") shall not in and of itself cause the Company to be dissolved, wound up or terminated unless, no later than ninety (90) days following a Terminating Event with respect to a Member, Members owning all of the remaining Shares unanimously determine not to continue the business of the Company, in which case the Company shall dissolve and liquidate pursuant to Article X hereof and the remaining Members shall select the liquidator pursuant to such Article. No Member shall have the right to withdraw or resign as a Member or, except as provided in Section 10.1(a)(ii), dissolve the Company voluntarily.

8.2. Termination on Initial Public Offering. Except with respect to Sections 4.2 and 4.5 and the remedies provided hereunder with respect to breaches of this Agreement (which shall continue in full force and effect, except as limited below), upon the consummation of an Initial Public Offering this Agreement shall terminate and the provisions hereof shall cease to have any force or effect; provided, however, that Sections 4.2 and 4.5 and the remedies provided hereunder with respect to breaches of this Agreement shall continue to have force and effect after the consummation of such Initial Public Offering solely with respect to matters which occurred prior to the consummation of such Initial Public Offering.

ARTICLE IX.

TRANSFER OF SHARES

9.1. Transfer of Shares. Subject to Section 9.8 herein and to the redemption, purchases and repurchases by the Company of securities as permitted in accordance with Section 3.3(d), no Member may transfer, sell, pledge, hypothecate, encumber, assign or otherwise dispose of (whether voluntarily, involuntarily, by operation of law or otherwise) (each, a "Transfer") any Shares, or agree or contract to Transfer any Shares held by such Member, without the consent of no less than two-thirds of the other Members to (i) such Transfer and (ii) the admission of the proposed transferee as a Member of the Company. Notwithstanding the foregoing, a Member may Transfer any or all of its Shares to one or more Affiliates of such Member; provided that (i) any such Transfer is subject to the provisions of Section 9.8; and (ii) any such transferee agrees to be bound by the terms of this Agreement applicable to the Shares so transferred and either (x) the other Members are reasonably satisfied that such transferee has the ability to meet the obligations it would have hereunder or (y) the transferring

Member or the Parent of such Member guarantees the performance of such obligations (each, a "Permitted Transferee"). Any attempted or purported Transfer in violation of this Section 9.1 shall be void and of no force or effect. For purposes of this Agreement, any Transfer by a Parent or any Subsidiary of a Parent of any direct or indirect interest in a Member which results in such Member ceasing to be a Subsidiary of such Parent shall be deemed a Transfer by such Member of all of its Shares.

9.2. Call Right. For so long as ISE is a Member, ISE shall have the right (the "Call Right"), exercisable at any time by written notice (the "Call Notice") to any Member, to require such Member to sell all, but not less than all, of their Shares in the Company at the price and in accordance with the conditions set forth below:

(a) ISE shall only exercise its Call Right (i) in its reasonable discretion in the event that a Member fails to evidence active participation in and material use of the Company-provided facility; or (ii) if any Member shall fail to make all or any portion of any Capital Contribution required pursuant to Section 6.2.

(b) The Call Notice shall set forth the date of closing of the purchase and sale contemplated by the Call Notice (the "Call Closing Date"), which Call Closing Date shall be not less than thirty (30) days, and not more than ninety (90) days, following the delivery of the Call Notice.

(c) Upon delivery of the Call Notice, ISE shall be irrevocably required to purchase all of the Member's Units then outstanding in accordance with the terms and conditions of this Section 9.2.

(d) ISE shall pay said Member, at the closing of the purchase and sale contemplated by the Call Notice, in exchange for such Member's Shares, an amount not to exceed the Book Value of such Shares.

(e) ISE and the Members holding Shares shall use commercially reasonable efforts to consummate the closing of the purchase and sale contemplated by the Call Notice on the Call Closing Date. If ISE is unable or unwilling to purchase the Shares by the date which is ten (10) days after the Call Closing Date (the "Outside Call Closing Date"), then the Call Notice shall be null and void.

(f) ISE shall pay, at the closing of the purchase and sale contemplated by the Call Notice, all costs and expenses incurred in connection with such purchase and sale, including costs and expenses incurred in connection with the determination of the Appraised Value and reasonable attorneys' fees and expenses.

(g) Notwithstanding anything to the contrary herein, ISE, in its sole and absolute discretion, may grant or transfer to any other Member, any call or similar right to purchase any of the Shares owned by Members holding Shares.

9.3. Drag-Along Rights.

(a) In the event ISE proposes to sell all of the Shares held by ISE and its Affiliates (a "Drag Sale") to a Person (the "Drag-Along Purchaser") other than another Member or a Permitted Transferee of ISE, ISE may, at its option, require each other Member (the "Dragged Members") to sell all of the Shares held by such Dragged Members ("Drag-Along Rights"); *provided, however*, such Drag Along Rights may only be exercised by ISE (i) for so long as ISE holds 51% of the Percentage Interests in the Company, or (ii) if ISE ceases to hold 51% of the Percentage Interests in the Company, at any time within a two year period commencing from the date that ISE ceases to hold 51% of the Percentage Interests in the Company. Any such sale by the Dragged Members shall be made on the same terms and conditions as the sale by ISE.

(b) ISE shall give each Dragged Member, not less than thirty (30) days prior to the date of the proposed sale, a notice summarizing the economic terms of such Drag Sale, including the purchase price, closing date and the identity of such Drag-Along Purchaser. In connection with any Drag Sale, each Dragged Member shall take such actions as may be reasonably required by ISE, Inc. and shall otherwise cooperate in good faith with ISE. At the closing of a Drag Sale, each Dragged Member shall deliver to such Drag-Along Purchaser all documents and instruments as may be requested by such Drag-Along Purchaser in connection with such Drag Sale, against payment of the appropriate purchase price.

(c) Upon consummation of a Drag Sale, if a Dragged Member has not delivered any documents and instruments as contemplated by the preceding paragraph (b), such Dragged Member shall no longer be considered a holder Shares in the Company and such Dragged Member's sole rights with respect to such Shares shall be to receive the consideration receivable in connection with such Drag Sale upon delivery of the appropriate documents and instruments.

9.4. Tag-Along Rights. If after three (3) years from the date of this Agreement, one or more Members (collectively, the "Seller") proposes to sell, subject to

Section 9.8, in a single transaction or series of related transactions Shares representing more than 25% of the Percentage Interests in the Company to a Person (the "Tag-Along Buyer") other than a Permitted Transferee of the Seller, then, not less than twenty (20) days prior to any such sale, such Seller shall provide to each other Member a notice (a "Tag-Along Notice") stating the Percentage Interests represented by the Shares to be so sold to such Tag-Along Buyer and summarizing the economic terms of such sale, including the purchase price, closing date and the identity of such Tag-Along Buyer (and, to the extent material, the direct and indirect beneficial owners of such Tag-Along Buyer). Without limiting the generality of the foregoing, sales shall be deemed related if the same Tag-Along Buyer acquires the Shares sold under such sales within the same twelve-month period. Upon the written request of any such other Member made within ten (10) days after the day the Tag-Along Notice is received by such other Member, the Seller shall cause such Tag-Along Buyer to purchase from such other Member a portion of its Shares equal to the product of (x) such Member's Percentage Interest and (y) the Percentage Interest represented by the Shares proposed to be sold to such Tag-Along Buyer. Such purchase shall be made on the same date, at the same price and on the same terms as Seller and on terms and conditions at least as favorable to such other Member as the terms and conditions contained in the Tag-Along Notice delivered in connection with such proposed transaction.

9.5. Pre-Emptive Rights.

(a) In the event that, in accordance with Section 3.3, the Company proposes to issue any equity or equity-based securities of the Company to any Person (the "Offeree"), each other Member shall have the preemptive right to purchase a portion of such securities, pro rata based on the number of Shares then held by each Member. The Company shall be obligated to give written notice to each Member of its intention to issue such securities. Upon receipt of such notice, each Member shall have ten (10) business days in which to exercise such right, in whole or in part, by sending an acceptance notice to the Company. To the extent any Member does not purchase its entire allocation within the time provided, such unpurchased portion may be acquired by the Offeree. This right shall exist only prior to an Initial Public Offering.

(b) The provisions of Section 9.5(a) shall not apply in connection with issuances of equity or equity-based securities (i) to employees of the Company or any of the Subsidiaries pursuant to any employee option plan, stock purchase plan, benefit plan or other similar plan, agreement, program or arrangement approved by the Board of Managers (including upon the exercise of employee stock options or other convertible securities issued pursuant to such a plan, agreement, program or arrangement), (ii) in connection with any bona fide, arm's-length direct or indirect merger, acquisition (including acquisitions of less than all of the assets of, or equity interests in, any Person) or other similar strategic or business combination transaction, or (iii) pursuant to any rights offering or other similar offering of equity or equity-based securities made generally available to the then-current Members. A Member shall have the right to transfer or assign its right to purchase all (but not less than all) of its pro rata share of any issuance of equity or equity-based securities pursuant to this Section 9.5(b) to the same extent to which such Member could transfer Shares pursuant to Section 9.1 hereof. The Company shall not be under any obligation to consummate any proposed issuance of equity or equity-based securities, regardless of whether it shall have delivered notice hereunder in respect of such proposed issuance.

9.6. Acceptance of Prior Acts. Any person who becomes a Member, by becoming a Member ratifies all actions duly taken by the Company pursuant to the terms and provisions of this Agreement prior to the date it became a Member and, without limiting the generality of the foregoing, specifically ratifies and approves all agreements and other instruments as may have been duly executed and delivered on behalf of the Company prior to said date and which are in full force and effect on said date.

9.8. Additional Limitations. Notwithstanding anything contained in this Agreement, no Transfer of any Shares shall be made unless the following conditions are met:

(a) Any Transfer involving a Member other than ISE shall require the approval of ISE.

(b) The Transferor shall have paid all reasonable costs and expenses, including attorneys' fees and disbursements and the cost of the preparation, filing and publishing of any amendment to this Agreement or the Certificate, incurred by the Company in connection with the Transfer;

(c) The Transferor shall have delivered to the Company a fully executed copy of all documents relating to the Transfer, executed by both the Transferor and the Transferee, and the agreement of the Transferee in writing and otherwise in form and substance acceptable to the Company to:

(i) be bound by the terms imposed upon such Transfer by the Manager and by the terms of this Agreement; and

(ii) assume all obligations of the Transferor under this Agreement relating to the Shares in the Company that is the subject of such Transfer;

(d) The Company shall have been reasonably satisfied, including, at its option, having received an opinion of counsel to the Company reasonably acceptable to the Company, that:

(i) the Transfer will not cause the Company to be treated as an association taxable as a corporation for federal income tax purposes;

(ii) the Transfer will not result in the termination of the Company for federal income tax purposes;

(iii) the Transfer will not cause the Company to be treated as a "publicly traded partnership" within the meaning of Code Section 7704;

(iv) the Transfer will not violate the Securities Act of 1933, as amended, or any other applicable federal, state or non-United States securities laws, rules or regulations;

(v) the Transfer will not cause some or all of the assets of the Company to be "plan assets" or the investment activity of the Company to constitute "prohibited transactions" under ERISA or the Code; and

(vi) the Transfer will not cause the Company to be an investment company required to be registered under the Investment Company Act of 1940, as amended.

ARTICLE X.

TERMINATION OF THE COMPANY; LIQUIDATION AND DISTRIBUTION OF ASSETS

10.1. Dissolution and Termination.

(a) The Company shall be dissolved only upon the occurrence of any of the following:

(i) the sale or other disposition of all or substantially all of the Company Assets and receipt of the final payment of any installment obligation received as a result of any such sale or disposition;

(ii) the unanimous written consent of all Members;

(iii) any event which makes it unlawful for the Company's business to be continued unless, no later than thirty (30) days following such event, the Members unanimously determine not to dissolve the Company;

(iv) the issuance of a decree by any court of competent jurisdiction that the Company be dissolved and liquidated; or

(v) at any time that there are no Members of the Company, unless the Company is continued in accordance with the Act.

Upon dissolution, the Company shall wind-up its affairs and shall be liquidated and a certificate of cancellation of the Company's Certificate of Formation, as required by law, shall be filed.

(b) In the event of the dissolution of the Company, its business activities shall be wound up, any amounts due from the Members shall be collected, its debts and liabilities shall be satisfied and its remaining assets, if any, shall be distributed as set forth in Section 10.2 below. Dissolution shall be effective on the date of the occurrence of an event set forth in Section 10.1(a) but the Company shall not terminate until all of the Company Assets have been liquidated and the proceeds distributed in accordance with the provisions of this Article X. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Members as such, shall continue to be governed by this Agreement.

10.2. Distribution Upon Liquidation. Upon dissolution of the Company, the Board of Managers, as provided in this Agreement, or if there shall be none, a trustee or liquidator appointed by unanimous consent of the Members shall proceed to the liquidation of the Company and the proceeds of such liquidation shall, notwithstanding any other provision of this Agreement to the contrary, be applied and distributed in the following order of priority:

(i) to creditors other than Members (whether by payment or the making of reasonable provision for payment thereof, including the setting up of any reserves that the Managers or trustee or liquidator, as the case may be, shall determine are reasonably necessary for any liabilities or obligations of the Company) in satisfaction of all Indebtedness and liabilities of the Company (including the expenses of the liquidation);

(ii) to Members who are creditors (whether by payment or the making of reasonable provision for payment thereof, including the setting up of any reserves that the Managers or trustee or liquidator, as the case may be, shall determine are reasonably necessary for any liabilities or obligations of the Company) in satisfaction of other debts and liabilities of the Company owed to Members; and

(iii) to the Members in accordance with their balances (if positive) in their respective Capital Accounts.

10.3. Sale of Company Assets.

(a) As expeditiously as possible after dissolution, the Board of Managers, or any trustee or liquidator, shall satisfy all Company Indebtedness and liabilities, and make the distributions provided for in Section 10.2. Except as agreed by the Board of Managers and subject to paragraph (b) below, no Member shall have the right to demand or receive property other than cash upon liquidation, and the Board of Managers, or any such trustee or liquidator, shall, in any event, have the power to sell Company Assets for cash as necessary to provide for the satisfaction of all Company Indebtedness and liabilities.

(b) In connection with the sale by the Company and reduction to cash of its assets, although the Company has no obligation to offer to sell any property to the Members, any Member or any Affiliate of any Member may bid on and purchase any Company Assets. If the Board of Managers, or any trustee or liquidator, determines that an immediate sale of part or all of the Company's assets would cause undue loss to the Members, the Board of Managers, or any trustee or liquidator, may, with the approval of the Board of Managers, defer liquidation of and withhold from distribution for a reasonable time any Company Assets (except those necessary to satisfy the Company's current obligations).

10.4. Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or law to the contrary, upon dissolution of the Company, any deficit in a Member's Capital Account shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

ARTICLE XI.

AMENDMENTS

11.1. Amendments. (a) Amendments may be made to this Agreement from time to time by no less than two-thirds of the Members; *provided, however*, that if such amendment would (i) alter or change the powers, preferences or special rights of ISE so as to affect it adversely, or (ii) alter or change the Core Items or any matters relating to the Core Items, such amendment shall require the approval of ISE. In making any amendments, there shall be prepared and filed by the Board of Managers such documents and certificates as shall be required to be prepared and filed. All amendments to this Agreement shall be in writing.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Board of Managers shall amend Schedules I through III hereof to reflect the admission of Additional Members, the Transfer of Shares, changes in the Capital Accounts of Members and any other changes in the information set forth therein accomplished in accordance with this Agreement, and the amendment of such Schedules shall not constitute an amendment of this Agreement and shall not require the consent of any Member or other Person.

ARTICLE XII.

MISCELLANEOUS

12.1. Further Assurances. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of both the Board of Managers and such party, are necessary to carry out the intent and purpose of this Agreement.

12.2. Confidentiality. Each party hereto agrees that, except with the prior written consent of the affected party, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the Company or the other parties to which such party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement or the relationship of the parties contemplated hereby; *provided, however*, that confidential information may be disclosed to a party's directors, partners, officers, employees, advisors, financing sources or representatives who have a reasonable need to know the contents thereof (provided that (1) such directors, partners, officers, employees, advisors, financing sources or representatives of any party will be informed by such party of the confidential nature of such information and shall be directed by such party to keep such information confidential in accordance with the contents of this Agreement and (2) each party will be liable for any breaches of this Section 12.2 by any of its directors, partners, officers, employees, advisors, financing sources or representatives). The confidentiality obligations of this Section 12.2 do not apply to any information, knowledge or data (i) which is publicly available or becomes publicly available through no act or omission of the party wishing to disclose the information, knowledge or data; or (ii) to the extent that it is required to be disclosed by any applicable law, regulation or legal process or by the rules of any stock exchange, regulatory body or governmental authority, or any court of competent jurisdiction. The provisions of this Section 12.2 shall survive termination of this Agreement.

12.3. Notices. Unless otherwise specified in this Agreement, all notices, demands, elections, requests or other communications that any party to this Agreement may desire or be required to give hereunder shall be in writing and shall be given by hand, by facsimile, or by a recognized overnight courier service providing confirmation of delivery, addressed as follows:

(a) to the Company, at the address set forth in Section 2.5; and

(b) to the Members at their respective addresses set forth in Schedule I hereto. Each Member shall have the right to designate another address or change an address by written notice to the Company and the other Members in the manner prescribed herein.

All notices given pursuant to this Section 12.3 shall be deemed to have been given (i) if delivered by hand on the date of delivery or on the date delivery was refused by the addressee, (ii) if delivered by facsimile transmission, when transmitted to the applicable number so specified in (or pursuant to) this Section 12.3 and an appropriate answer back is received or (iii) if delivered by overnight courier, on the date of delivery as established by the return receipt or courier service confirmation (or the date on which the courier service confirms that acceptance of delivery was refused by the addressee).

12.4. Headings and Captions. All headings and captions contained in this Agreement and the table of contents hereto are inserted for convenience only and shall not be deemed a part of this Agreement.

12.5. Variance of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or entity may require.

12.6. Counterparts. This Agreement may be executed in two or more separate counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one Agreement.

12.7. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

12.8. Partition. The Members hereby agree that no Member nor any successor-in-interest to any Member shall have the right, while this Agreement remains in effect, to have the property of the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have the property of the Company partitioned, and each Member, on behalf of himself, his successors, representatives, heirs and assigns, hereby waives any such right.

12.9. Invalidity. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement. If a provision of this Agreement is held to be invalid and the rest of this Agreement is not invalidated, each party shall use all reasonable efforts to effect as far as practicable and valid under applicable law a new provision to achieve the purpose of such invalidated provision.

12.10. Assignment; Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns and shall inure to the benefit of the parties hereto and, except as otherwise provided herein, their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns. No Person other than the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and legal assigns, shall have any rights or claims under this Agreement.

12.11. Entire Agreement. This Agreement supersede all prior agreements among the parties with respect to the subject matter hereof and thereof and contain the entire agreement among the parties with respect to such subject matter. No waiver of any provision hereof by any party hereto shall be deemed a waiver by any other party nor shall any such waiver by any party be deemed a continuing waiver of any matter by such party. No amendment, modification, supplement, discharge or waiver hereof or hereunder shall require the consent of any Person not a party to this Agreement.

12.12. No Brokers. Each of the parties hereto warrants to each other that there are no brokerage commissions or finders' fees (or any basis therefor) resulting from any action taken by such party or any Person acting or purporting to act on its behalf upon entering into this Agreement. Each Member agrees to indemnify and hold harmless each other Member for all costs, damages or other expenses arising out of any misrepresentation made in this Section 12.12.

12.13. Maintenance as a Separate Entity. The Company shall maintain books and records and bank accounts separate from those of its Affiliates; shall at all times hold itself out to the public as a legal entity separate and distinct from any of its Affiliates (including in its leasing activities, in entering into any contract, in preparing its financial statements, and in its stationery and on any signs it posts), and shall cause its controlled Affiliates to do the same and to conduct business with it on an arm's-length basis; shall not commingle its assets with assets of any of its Affiliates; shall not guarantee any obligation of any of its Affiliates; shall cause its business to be carried on by the Board of Managers and shall keep minutes of all meetings of, or written consent executed by, the Members.

12.14. Expenses. Without prejudice to its ability to recover for any losses, damages or liabilities relating to any dispute, controversy or claim arising out of or relating to this Agreement, each of the parties to this Agreement shall pay its own expenses in connection with this Agreement and any amendments, consents or waivers (whether or not the same become effective) under or in respect of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By: David Krell
Name: David Krell
Title: President and Chief Executive Officer

Schedule I

Names and Addresses of Members

International Securities Exchange Holdings, Inc.
60 Broad Street
New York, New York 10004

Schedule II

Managers

Appointed by International Securities Exchange Holdings, Inc.

Thomas Ascher

Bruce Cooperman

Gary Katz

David Krell

Schedule III

Members' Capital Accounts

	Initial Capital Contribution	Percentage Interest	Number of Shares
International Securities Exchange Holdings, Inc.	$4,556,141.00	100%	1000

BYLAWS

OF

ETC ACQUISITION CORP.

TABLE OF CONTENTS

Page

ARTICLE I

Office and Records

ARTICLE II

Stockholders

ARTICLE III

Directors

ARTICLE IV

Officers, Agents and Employees

ARTICLE IX

Checks, Notes, Drafts, Etc.

ARTICLE X

Amendments

BYLAWS

OF

ETC ACQUISITION CORP.

ARTICLE I

Office and Records

Section 1.1 Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware.

Section 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3 Books and Records. The books and records of the Corporation may be kept at the Corporation's principal executive offices in New York, New York or at such other locations outside the State of Delaware as may from time to time be designated by the Board of Directors.

ARTICLE II

Stockholders

Section 2.1 Annual Meeting. Except as otherwise provided in Section 2.8 of these Bylaws, an annual meeting of stockholders of the Corporation shall be held at such time and date in each year as the Board of Directors, the Chairman of the Board, if any, or the President may from time to time determine. The annual meeting in each year shall be held at such hour on said day and at such place within or without the State of Delaware as may be fixed by the Board of Directors, or if not so fixed, at 10 A.M., local time, at the principal executive offices of the Corporation.

Section 2.2 Special Meetings. A special meeting of the holders of stock of the Corporation entitled to vote on any business to be considered at any such meeting may be called only by the Chairman of the Board, if any, or the President or any Vice President, and shall be called by the Chairman of the Board, if any, or the President or the Secretary when directed to do so by resolution of the Board of Directors or at the written request of directors representing a majority of the total number of directors which the Corporation would at the time have if there were no vacancies (the "Whole Board"). Any such request shall state the purpose or purposes of the proposed meeting. The Board of Directors may designate the place of meeting for any special meeting of stockholders, and if no such designation is made, the place of meeting shall be the principal executive offices of the Corporation.

Section 2.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of these Bylaws, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any stockholder duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law or by the Certificate of Incorporation or by these Bylaws, at any meeting of stockholders the holders of a majority of the outstanding stock entitled to vote thereat, either present or represented by proxy, shall constitute a quorum for the transaction of any business, but the stockholders present, although less than a quorum, may adjourn the meeting to another time or place and, except as provided in the last paragraph of Section 2.3 of these Bylaws, notice need not be given of the adjourned meeting.

Section 2.5 Voting. Whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of stock entitled to vote. Whenever any corporate action, other than the election of directors, is to be taken by vote of stockholders at a meeting, such corporate action shall, except as otherwise required by law or by the Certificate of Incorporation or by these Bylaws, be authorized by the affirmative vote of the holders of a majority of the shares of stock present or represented by proxy and entitled to vote with respect to such corporate action.

Except as otherwise provided by law, or by the Certificate of Incorporation, each holder of record of stock of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the stockholders entitled to vote at the meeting.

Upon the demand of any stockholder entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the stockholder or by his duly authorized attorney.

Section 2.7 List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.8 Written Consent of Stockholders in Lieu of Meeting.. Any action required by the General Corporation Law of the State of Delaware (the "GCL") to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt written notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Any such written consent may be given by one or any number of substantially concurrent written instruments of substantially similar tenor signed by such stockholders, in person or by attorney or proxy duly appointed in writing, and filed with the Secretary or an Assistant Secretary of the Corporation. Any such written consent shall be effective as of the effective date thereof as specified therein, provided that such date is not more than sixty (60) days prior to the date such written consent is filed as aforesaid, or, if no such date is so specified, on the date such written consent is filed as aforesaid.

ARTICLE III

Directors

Section 3.1 Number of Directors. The Board of Directors shall consist of no less than 2 and no more than 10 directors until changed as provided in this Section. The number of directors may be changed at any time and from time to time by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors, or by a resolution of the Board of Directors passed by a majority of the Whole Board, except that no decrease shall shorten the term of any incumbent director unless such director is specifically removed pursuant to Section 3.5 of these Bylaws at the time of such decrease.

Section 3.2 Election and Term of Directors. Directors shall be elected annually, by election at the annual meeting of stockholders or by written consent of the holders of stock entitled to vote thereon in lieu of such meeting. If the annual election of directors is not held on the date designated therefor, the directors shall cause such election to be held as soon thereafter as convenient. Each director shall hold office from the time of his or her election and qualification until his successor is elected and qualified or until his or her earlier resignation, or removal.

Section 3.3 Vacancies and Newly Created Directorships. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by election at a meeting of stockholders or by written consent of the holders of stock entitled to vote thereon in lieu of a meeting. Except as otherwise provided by law, vacancies and such newly created directorships may also be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any or all of the directors may be removed at any time, with or without cause, by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held after each annual election of directors. If such election occurs at an annual meeting of stockholders, the annual meeting of the Board of Directors shall be held at the same place and immediately following such meeting of stockholders, and no further notice thereof need be given other than this Bylaw. If an annual election of directors occurs by written consent in lieu of the annual meeting of stockholders, the annual meeting of the Board of Directors shall take place as soon after such written consent is duly filed with the Corporation as is practicable, either at the next regular meeting of the Board of Directors or at a special meeting. The Board of Directors may fix times and places for additional regular meetings of the Board of Directors and no notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board, if any, or by the President or by at least one-third of the directors for the time being in office, at such time and place as shall be specified in the notice or waiver thereof. Notice of each special meeting shall be given by the Secretary or by a person calling the meeting to each director by mailing the same, postage prepaid, not later than the second day before the meeting, or personally or by telegraphing or telephoning the same not later than the day before the meeting.

Section 3.7 Quorum and Voting. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if there be less than a quorum at any meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting which shall be so adjourned. Except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Committees of the Board of Directors. The Board of Directors may from time to time, by resolution passed by majority of the Whole Board, designate one or more committees, each committee to consist of one or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, except as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Any such committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise provided by the Board of Directors, a majority of any such committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at a meeting at which a quorum is present shall be the act of such committee. Each such committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the whole Board.

ARTICLE IV

Officers, Agents And Employees

Section 4.1 Appointment and Term of Office. The officers of the Corporation may include a President, a Secretary and a Treasurer, and may also include a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All such officers shall be appointed by the Board of Directors or by a duly authorized committee thereof, and shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. Except as may be prescribed otherwise by the Board of Directors or a committee thereof in a particular case, all such officers shall hold their offices at the pleasure of the Board of Directors for an unlimited term and need not be reappointed annually or at any other periodic interval. The Board of Directors may appoint, and may delegate power to appoint, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Resignation and Removal. Any officer may resign at any time upon written notice to the Corporation. Any officer, agent or employee of the Corporation may be removed by the Board of Directors, or by a duly authorized committee thereof, with or without cause at any time. The Board of Directors or such a committee thereof may delegate such power of removal as to officers, agents and employees not appointed by the Board of Directors or such a committee. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

Section 4.3 Compensation and Bond. The compensation of the officers of the Corporation shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Corporation may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.4 Chairman of the Board. The Chairman of the Board, if there be one, shall preside at all meetings of stockholders and of the Board of Directors, and shall have such other powers and duties as may be delegated to him or her by the Board of Directors.

Section 4.5 President. The President shall be the chief executive officer of the Corporation. In the absence of the Chairman of the Board (or if there be none), he or she shall preside at all meetings of the stockholders and of the Board of Directors. He or she shall have general charge of the business affairs of the Corporation. He or she may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he or she may delegate these powers. The President may vote the stock or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any stockholders' or other consents in respect thereof and may in his or her discretion delegate such powers by executing proxies, or otherwise, on behalf of the Corporation. The Board of Directors by resolution from time to time may confer like powers upon any other person or persons.

Section 4.6 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors or the President may from time to time prescribe. In the absence or inability to act of the President, unless the Board of Directors shall otherwise provide, the Vice President who has served in that capacity for the longest time and who shall be present and able to act, shall perform all the duties and may exercise any of the powers of the President.

Section 4.7 Treasurer. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the President or the Board of Directors.

Section 4.8 Secretary. The Secretary shall record all the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of the stockholders or directors in lieu of a meeting. He or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have custody of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining the stock ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the President or the Board of Directors.

Section 4.9 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him or her.

Section 4.10 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.11 Delegation of Duties. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

Indemnification And Insurance

Section 5.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the GCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 5.1 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the GCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.2 or otherwise.

Section 5.3 Right of Indemnitee to Bring Suit. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the GCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

Section 5.6 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 5.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 5.1 and Section 5.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VI

Common Stock

Section 6.1 Certificates. Certificates for stock of the Corporation shall be in such form as shall be approved by the Board of Directors and shall be signed in the name of the Corporation by the Chairman of the Board, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such certificates may be sealed with the seal of the Corporation or a facsimile thereof. Any of or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 6.2 Transfers of Stock. Transfers of stock shall be made only upon the books of the Corporation by the holder, in person or by duly authorized attorney, and on the surrender of the certificate or certificates for the same number of shares, properly endorsed. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the Certificate of Incorporation and these Bylaws and the GCL, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of certificates for stock of the Corporation. The Board of Directors may appoint one or more transfer agents or registrars of transfers, or both, and may require all stock certificates to bear the signature of either or both.

Section 6.3 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new stock certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board of Directors may require such owner to satisfy other reasonable requirements as it deems appropriate under the circumstances.

Section 6.4 Stockholder Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be at the close of business on the day on which the first written consent is expressed by the filing thereof with the Corporation as provided in Section 2.8 of these Bylaws, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to give such consent, or to receive payment of such dividend or other distribution, or to exercise such rights in respect of any such change, conversion or exchange of stock, or to participate in such action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any record date so fixed.

ARTICLE VII

Seal

Section 7.1 Seal. The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words "Corporate Seal" and "Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE VIII

Waiver Of Notice

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any stockholder or director of the Corporation under any provision of the GCL or the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a stockholder, such waiver of notice may be signed by such stockholder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

Checks, Notes, Drafts, Etc.

Section 9.1 Checks, Notes, Drafts, Etc. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

Amendments

Section 10.1 Amendments. These Bylaws or any of them may be altered or repealed, and new Bylaws may be adopted, by the stockholders by vote at a meeting or by written consent without a meeting. The Board of Directors shall also have power, by a majority vote of the Whole Board, to alter or repeal any of these Bylaws, and to adopt new Bylaws.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ETC ACQUISITION CORP.", FILED IN THIS OFFICE ON THE SECOND DAY OF APRIL, A.D. 2002, AT 6 O'CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE



Jeffrey W. Bullock, Secretary of State

3509770 8100

090246261

AUTHENTICATION: 7173266

DATE: 03-06-09

CERTIFICATE OF INCORPORATION

OF

ETC ACQUISITION CORP.

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

FIRST: The name of the corporation is ETC Acquisition Corp. (hereinafter referred to as the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (hereinafter referred to as the "GCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one hundred (100) shares of common stock, par value $0.01 per share.

FIFTH: The directors shall have power to adopt, amend or repeal Bylaws of the Corporation, except as may otherwise be provided in the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot, except as may otherwise be provided in the Bylaws of the Corporation.

SEVENTH: The name and mailing address of the incorporator is James Clark c/o Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, NY 10005.

WITNESS my signature this 2nd day of April, 2002.



James E. Clark
Sole Incorporator

NY1:#3297029v1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06:00 PM 04/02/2002
020212607 – 3509770

Longitude S.A.

Société anonyme

Siège social: L-1855 Luxembourg, 42, avenue J. F. Kennedy

CONSTITUTION

du 28 juin 2012 – numéro 41.918

In the year two thousand and twelve, on the twenty-eighth day of June.

Before Maître Paul BETTINGEN, notary residing in Niederanven Grand Duchy of Luxembourg.

There appeared:

International Securities Exchange Holdings, Inc, a company incorporated under the laws of Delaware, having its registered office at 60 Broad Street, New York, New York, USA 10004, registered with the Department of State of Delaware, Corporate Division, in Dover in the United States under corporate file number 3873520 represented by Mr Olivier Neuberg, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, pursuant to a proxy given under private seal.

The proxy given, signed "ne varietur" by the appearing person and the undersigned notary, shall remain attached to this document to be filed with the registration authorities.

The appearing person, in the capacity in which he acts, has requested the notary to state as follows the articles of association of a société anonyme.

Art. 1. Name

There is hereby established a company in the form of a société anonyme under the name of "*Longitude S.A.*" (hereinafter the "Company").

Art. 2. Registered Office

The registered office of the Company is established in Luxembourg, Grand Duchy of Luxembourg.

Branches, subsidiaries or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a decision of the board of directors. The address of the registered office may be transferred within the boundaries of the same municipality by a resolution of the board of directors of the Company.

If the board of directors determines that extraordinary political, economic, social or military events have occurred or are imminent which would render impossible the normal activities of the Company at its registered office or the communication between such registered office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these abnormal circumstances; such provisional measures shall have no effect on the nationality of the Company which, notwithstanding such temporary transfer, shall remain a Luxembourg company.

Art. 3. Duration

The Company is established for an unlimited period.

The Company may be dissolved at any moment by a resolution of the shareholders adopted in the manner required for amendment of these articles of association.

Art. 4. Purpose

The purpose of the Company is to conduct an active trade or business in (i) the creation, development, management and ownership of software and other intellectual property rights, (ii) the licensing and sublicensing of such rights or the use thereof (a) by affiliates, group companies or related companies and entities as well as (b) to third parties.

An additional object of the Company is (iii) the participation in any form whatsoever, in Luxembourg or foreign companies, by purchase, sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind and any related transaction and, (iv) the administration, development and management of its stock, securities, software and IP rights portfolio.

For the accomplishment of its purpose, the Company may lend or borrow with or without collateral, provided that any monies so borrowed may only be used for the purpose of the Company or companies which are shareholders or direct or indirect subsidiaries of or which are associated with or affiliated to, the Company or the same company's group.

In general, the Company may undertake any financial, commercial, industrial or real estate transactions which it may deem useful in the accomplishment and development of its purpose and, in such context, it may give or receive guarantees, issue all types of securities and financial instruments and enter into any type of hedging, trading or derivative transactions.

Art. 5. Share Capital

The Company has a share capital of one hundred thousand euro (EUR 100,000.-) divided into one hundred thousand (100,000) shares with a nominal value of one euro (EUR 1.-) per share.

The share capital of the Company may at any time be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for amendment of these articles of association.

The Company may, to the extent and under the terms permitted by law, redeem its own shares.

Art. 6. Form of shares

All shares of the Company shall be issued in registered form only.

The issued shares shall be entered in the register of shares which shall be kept by the Company or by one or more persons designated therefore by the Company, and such register shall contain the name of each owner of shares, his address and the number of shares held by him.

The inscription of the shareholder's name in the register of shares evidences his right of ownership of such shares. A certificate shall be delivered to the shareholder upon request. Such certificate shall be signed by two members of the board of directors. The signatures shall be either manual, printed or in facsimile.

Any transfer of shares shall be recorded in the register of shares by delivery to the Company of an instrument of transfer satisfactory to the Company, or by a written declaration of transfer to be inscribed in the register of shares, dated and signed by the transferor and transferee, or by persons holding suitable powers of attorney to act accordingly and, each time, together with the delivery of the relevant certificate, if issued. Such inscription shall be signed by two members of the board of directors or by one or several persons duly authorised therefore by the board of directors. Any transfer of Company's shares to a non-shareholder shall only be valid if made in accordance with any existing shareholders' agreement.

Shareholders shall provide the Company with an address to which all notices and announcements should be sent. Such address will also be entered into the register of shares.

In the event that a shareholder does not provide an address, the Company may permit a notice to that effect to be entered into the register of shares and the shareholder's address will be deemed to be at the registered office of the Company or at such other address as may be so entered into the register by the Company from time to time, until another address shall be provided to the Company by such shareholder. A shareholder may, at any time, change his address as entered into the register of shares by means of a written notification to the Company at its registered office or at such other address as may be determined by the Company from time to time.

The Company recognises only one single owner per share. If one or more shares are jointly owned or if the title of ownership to such share(s) is divided, split or disputed, all persons claiming a right to such share(s) have to appoint one single attorney to represent such share(s) towards the Company. The failure to appoint such attorney implies a suspension of all rights attached to such share(s).

Art. 7. Board of Directors

The Company shall be managed by a board of directors composed of at least four members, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, at least two members of class A and two members of class B, their number being determined by the general meeting of shareholders. Directors need not to be shareholders of the Company.

The general meeting of shareholders may decide to appoint class A directors and class B directors, the rights and obligations of which are set out below.

The directors shall be elected by the general meeting of shareholders for a period of not exceeding six (6) years and until their successors are elected, provided, however, that any director may be removed at any time by a resolution taken by the general meeting of shareholders. The directors shall be eligible for reappointment.

In the event of vacancy in the office of a director because of death, resignation or otherwise, the remaining directors elected by the general meeting of shareholders may meet and elect a director to fill such vacancy until the next general meeting of shareholders.

Art.8. Meetings of the Board of Directors

The board of directors shall choose from among its members a chairman, and may choose among its members one or more vice-chairmen, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, the chairman will be chosen among its class B members and the vice-chairmen among the class A members. The board of directors may also choose a secretary, who need not be a director and who may be instructed to keep the minutes of the meetings of the board of directors as well as to carry out such administrative and other duties as directed from time to time by the board of directors.

The chairman shall preside over all meetings of the board of directors, but in his absence the members of the board of directors may appoint another director as chairman pro tempore by vote of a majority of the directors present or represented at any such meeting.

The board of directors shall meet upon call by the chairman, or any two directors, at the place indicated in the notice of meeting, the person(s) convening the meeting setting the agenda. Notice in writing or by telegram or telefax or e-mail of any meeting of the board of directors shall be given to all directors at least eight calendar days in advance of the hour set for such meeting, except in circumstances of emergency where twenty-four hours prior notice shall suffice which shall duly set out the reason for the urgency. This notice may be waived, either prospectively or retrospectively, by the consent in writing or by telegram or telefax or e-mail of each director. Separate notice shall not be required for meetings held at times and places described in a schedule previously adopted by resolution of the board of directors.

Any director may act at any meeting of the board of directors by appointing in writing or by telegram, telefax, or e-mail another director as his proxy. A director may not represent more than one of his colleagues.

The board of directors may deliberate or act validly only if at least a majority of directors are present or represented at a meeting of the board of directors, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, with at least one class A director and one class B director being present or represented. If a quorum is not obtained within half an hour of the time set for the meeting the directors present may adjourn the meeting to a later time and venue. Notices of the adjourned meeting shall be given by the secretary to the board, if any, failing which by any director.

Decisions shall be taken by a majority vote of the directors present or represented at such meeting. In the event that in any meeting the number of votes for and against a resolution shall be equal, the chairman of the meeting shall not have a casting vote. In case of a tie, the proposed decision is considered as rejected.

Any director may participate in a meeting of the board of directors by conference call or similar means of communications equipment whereby all persons participating in the meeting can hear each other, and participating in a meeting by such means shall constitute presence in person at such meeting.

Notwithstanding the foregoing, a resolution of the board of directors may also be passed by unanimous consent in writing which may consist of one or several documents containing the resolutions and signed by each and every director. The date of such a resolution shall be the date of the last signature.

Art. 9. Minutes of Meetings of the Board of Directors

The minutes of any meeting of the board of directors shall be signed by the chairman or, in his absence, by the chairman pro tempore who presided at such meeting.

Copies or extracts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairman, or by the secretary, or by two directors.

Art. 10. Powers of the Board of Directors

The directors may only act at duly convened meetings of the board of directors or by written consent in accordance with article 8 hereof.

The board of directors is vested with the broadest powers to perform all acts of administration and disposition in the Company's interests. All powers not expressly reserved by law or by these articles of association to the general meeting of shareholders fall within the competence of the board of directors.

Art. 11. Corporate Signature

Towards third parties, the Company is validly bound by (i) the joint signature of any two directors of the Company, (ii) if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, the joint signature of one class A director together with one class B director, (iii) the signature of any of the daily manager(s) within the context of the daily management or, (iv) by the signature(s) of any other person(s) to whom authority has been delegated by the board of directors.

Art. 12. Delegation of Powers

The board of directors may generally or from time to time delegate the power to conduct the daily management of the Company as well as the representation of the Company in relation to such management as provided for by article 60 of the law of 10 August 1915, as amended, on commercial companies to an executive or other committee or committees whether formed from among its own members or not, or to one or more directors, managers or other agents who may act individually or jointly. The delegation to a member of the board of directors is subject to the prior authorisation of the general meeting of shareholders. The board of directors shall determine the scope of the powers, the conditions for withdrawal and the remuneration attached to these delegations of authority including the authority to sub-delegate.

The board of directors may also confer special powers upon one or more attorneys or agents of its choice.

Art. 13. Conflict of Interest

In case of a conflict of interests of a director, it being understood that the mere fact that the director serves as a director of a shareholder or of an affiliated company of a shareholder shall not constitute a conflict of interests, he must inform the board of directors of any conflict and may not take part in the vote but will be counted in the quorum. A director having a conflict on any item on the agenda must declare this conflict to the chairman before the meeting starts.

Any director having a conflict due to a personal interest in a transaction submitted for approval to the board of directors conflicting with that of the Company, shall be obliged to inform the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in the business of the meeting (but shall be counted in the quorum). At the following general meeting, before any other resolution to be voted on, a special report shall be made on any transactions in which any of the directors may have a personal interest conflicting with that of the Company.

Art. 14. General Meeting of Shareholders

The general meeting of shareholders shall represent the entire body of shareholders of the Company. It shall have the broadest powers to order, carry out or ratify all acts relating to the operations of the Company.

The general meeting of shareholders shall meet upon call by the board of directors. Shareholders representing one tenth of the subscribed share capital may, in compliance with the law of 10 August 1915, as amended, on commercial companies, request the board of directors to call a general meeting of shareholders.

The annual general meeting shall be held in accordance with Luxembourg law at the registered office of the Company or at such other place as specified in the notice of the meeting, on the second Monday in the month of June at 4 p.m.

If such day is a legal or a bank holiday in Luxembourg, the annual gencral meeting shall be held on the following bank business day in Luxembourg.

Other meetings of shareholders may be held at such places and times as may be specified in the respective notices of meeting.

General meetings of shareholders shall be convened pursuant to a notice setting forth the agenda sent by registered letter at least eight days prior to the meeting to each shareholder at the shareholder's address in the register of shareholders, or as otherwise instructed by such shareholder.

If all shareholders are present or represented and consider themselves as being duly convened and informed of the agenda, the general meeting may take place without notice of meeting.

The board of directors may determine all other conditions which must be fulfilled by shareholders in order to attend a meeting of shareholders.

The general meeting of shareholders shall designate its own chairman who shall preside over the meeting. The chairman shall designate a secretary who shall keep minutes of the meeting.

The business transacted at any meeting of the shareholders shall be limited to the matters contained in the agenda (which shall include all matters required by law) and business incidental to such matters.

Each share is entitled to one vote at all general meetings of shareholders. A shareholder may act at any meeting of shareholders by giving a written proxy to another person, who need not be a shareholder.

Unless otherwise provided by law, resolutions of the general meeting are passed, by a simple majority vote of the shareholders present or represented.

Art. 15. Statutory Auditor(s)

The operations of the Company shall be supervised by one or several statutory auditors. The statutory auditor(s) shall be appointed and dismissed by the general meeting of shareholders. Their term of office may not exceed six (6) years.

Art. 16. Accounting Year

The accounting year of the Company shall commence on the first of January and shall terminate on the thirty-first of December of each year.

Art. 17. Distribution of Profits

From the annual net profits of the Company, five per cent shall be allocated to the reserve required by law. This allocation shall cease to be required when the amount of the legal reserve shall have reached one tenth of the subscribed share capital.

The annual net profits shall be at the free disposal of the general meeting of shareholders.

Interim dividends may be paid out in accordance with the provisions of law.

Art. 18. Dissolution of the Company

In case of a dissolution of the Company, its liquidation shall be carried out by one or several liquidators, who need not be shareholders, appointed by the general meeting of shareholders which shall determine their powers and compensation.

The net liquidation proceeds shall be distributed by the liquidator(s) to the shareholders in proportion to their shareholding in the Company.

Art. 19. Amendments to the Articles of Association

The present articles of association may be amended from time to time by a general meeting of shareholders under the quorum and majority requirements provided for by the law of 10 August 1915, as amended, on commercial companies.

Art. 20. Sole shareholder

If and as long as the Company has only one shareholder, any reference in these articles of incorporation to the shareholders of the Company or to the general meeting of shareholders shall be a reference to the sole shareholder.

Art. 21. Applicable Law

All matters not governed by these articles of incorporation shall be determined in accordance with the law of 10 August 1915, as amended, on commercial companies.

Art. 22. Language

The present articles of incorporation are worded in English followed by a French version. In case of divergence between the English and the French text, the English version shall prevail.

Transitory provisions

1) The first accounting year shall begin at the date of incorporation and shall terminate on the 31 December 2012.

2) The first annual general meeting of shareholder(s) shall take place in the year 2013.

Subscription

The shares in the Company are subscribed as follows:

International Securities Exchange Holdings, Inc prequalified, one thousand (100,000) shares.

All these shares have been entirely paid-up by a contribution in cash so that the amount of one hundred thousand euro (EUR 100,000.-) is as of now fully available to the Company, as it has been justified to the undersigned notary.

Expenses

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of its formation are estimated at approximately one thousand four hundred euro (EUR 1,400.-).

Statements

The undersigned notary states that the conditions provided for in Article twenty-six of the law of 10 August 1915, as amended, on commercial companies have been fully observed.

Resolutions of the Sole Shareholder

The sole shareholder took the following resolutions:

First resolution

The sole shareholder resolves that the number of directors of the Company is currently set at four and that are appointed as members of the board of directors for a period of six years:

- Mr Thomas A. Ascher, Chief Strategy Officer, born on 15 February 1962 in New York, United States, with professional address at 60 Broad Street, New York, NY 10004, USA;

- Mr Scott Shechtman, Senior Corporate Initiatives Manager, born on 17 June 1980 in New York, United States, with professional address at 60 Broad Street, New York, NY 10004, USA;

- Mr Marcus Thompson, Managing Director, with professional address at Mergenthalerallee 61, D–65760 Eschborn, Germany;

- Mrs Gabriele Fabry, Senior Expert, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg.

Second resolution

The sole shareholder resolves to elect KPMG Luxembourg S.à r.l., 9 allée Scheffer, L-2520 Luxembourg, RCS B149 133, as statutory auditor of the Company for a term to expire at the annual general meeting called to approve the accounts of the accounting year ended 2012.

Third resolution

The sole shareholder resolves to set the registered office of the Company at 42, avenue JF Kennedy, L-1855 Luxembourg.

Fourth resolution

In compliance with Article 60 of the law of 10 August 1915, as amended, on commercial companies and Article 12 of the present articles of incorporation, the sole shareholder authorises the board of directors to delegate the daily management of the Company as well as the representation of the Company with respect to such management to two of its members.

The meeting already agrees that Mrs Michèle Bierset, Expert, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, is appointed as daily manager (*déléguée à la gestion journalière*) of the Company.

The undersigned notary, who understands and speaks English, herewith states that on request of the appearing person, this deed is worded in English followed by a French translation or the request of the same appearing person and in case of divergences between the English and the French text, the English version will prevail.

Whereof this notarial deed was drawn up in Senningerberg, in the office of the undersigned notary, on the date set at the beginning of this deed.

This deed having been read to the appearing person, known to the notary by first and surname, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction française du procès-verbal qui précède:

L'an deux mille douze, le vingt-huitième jour de juin.

Par-devant Maître Paul BETTINGEN, notaire de résidence à Niederanven, Grand-Duché du Luxembourg.

A comparu

International Securities Exchange Holdings, Inc, une société constituée sous le droit du Delaware, ayant son siège social au 60, Broad Street, New York, USA 10004, enregistrée auprès de Département d'Etat de l'état du Delaware, Corporate Division à Dover aux Etats Unis sous le numéro 3873520, représentée par Monsieur Olivier Neuberg, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg, en vertu d'une procuration sous-seing privé,

La procuration signée *ne varietur* par le mandataire de la partie comparante es qualité qu'il agit et par le notaire soussigné restera annexée au présent acte pour être soumise avec lui aux formalités de l'enregistrement.

Lequel comparant, aux termes de la capacité avec laquelle il agit, a requis le notaire instrumentaire d'arrêter les statuts d'une société anonyme.

Art. 1er. Dénomination

Il est formé entre les souscripteurs et tous ceux qui deviendront propriétaires des actions ci-après créées, une société anonyme sous la dénomination de « Longitude S.A. » (la «Société»).

Art. 2. Siège Social

Le siège social est établi à Luxembourg, Grand-Duché de Luxembourg. Il peut être créé, par simple décision du conseil d'administration, des succursales ou bureaux, tant dans le Grand-Duché de Luxembourg qu'à l'étranger. Le siège social de la Société pourra être transféré au sein d'une même commune par simple décision du conseil d'administration de la Société.

Au cas où le conseil d'administration estimerait que des événements extraordinaires d'ordre politique, économique, social ou militaire, de nature à compromettre l'activité normale au siège social ou la communication aisée avec ce siège ou de ce siège avec l'étranger, se présentent ou paraissent imminents, il pourra transférer provisoirement le siège social à l'étranger jusqu'à cessation complète de ces circonstances anormales; cette mesure provisoire n'aura toutefois aucun effet sur la nationalité de la Société, laquelle, nonobstant ce transfert provisoire, restera luxembourgeoise.

Art. 3. Durée

La Société est constituée pour une durée illimitée.

La Société peut être dissoute à tout moment par décision de l'assemblée générale des actionnaires, statuant comme en matière de modification des statuts.

Art. 4. Objet

L'objet de la Société est de poursuivre un commerce ou activité concernant (i) la création, le développement, la gestion et la propriété de software et autres droits de propriété intellectuelle, (ii) l'octroi de licences et sous-licences sur pareils droits ou l'utilisation de pareils droits par (a) des sociétés affiliées, sociétés du même groupe ou sociétés et entités liées ainsi que (b) à des tierces parties.

La Société a également pour objet (iii) la détention de participations, sous quelle que forme que ce soit, dans des sociétés luxembourgeoises ou étrangères, par l'achat, le transfert par vente, échange ou autrement d'actions, obligations, certificats d'obligations, reconnaissances de dettes, bons et toutes autres valeurs mobilières et toutes transactions y liées et, (iv) la possession, l'administration, le développement et la gestion de son portefeuille de titres et de droits de propriété intellectuelle.

La Société peut prêter ou emprunter avec ou sans garantie, à condition que les sommes empruntées soient affectées à la réalisation de l'objet de la Société ou de ses actionnaires, filiales, sociétés associées ou affiliées.

De manière générale, la Société peut assurer toutes opérations financières, commerciales, industrielles ou immobilières pouvant être utiles à l'accomplissement et le développement de son objet, et dans ce contexte elle pourra donner ou recevoir des garanties, émettre tous types de valeurs mobilières et instruments financiers et faire toutes opérations de couverture, d'échange ou toutes opérations dérivées.

Art. 5. Capital Social

La Société a un capital social de cent mille euros (EUR 100.000,-) représenté par cent mille (100.000) actions ayant une valeur nominale de un euro (EUR 1,-) par action.

Le capital social de la Société peut, à tout moment, être augmenté ou réduit par décision de l'assemblée générale des actionnaires, adoptée à la manière requise pour la modification des présents statuts.

La Société peut, aux conditions et aux termes prévus par la loi, racheter ses propres actions.

Art. 6. Forme des actions

Toutes les actions de la Société seront uniquement émises sous forme nominative.

Toutes les actions émises seront inscrites au registre des actionnaires qui sera tenu par la Société ou par une ou plusieurs personnes désignées à cet effet par la Société; ce registre contiendra le nom de chaque propriétaire d'actions, son domicile, ainsi que le nombre d'actions qu'il détient.

Le droit de propriété de l'actionnaire sur les actions s'établit par l'inscription de son nom dans le registre des actionnaires. Un certificat constatant cette inscription sera délivré sur demande à l'actionnaire. Ce certificat devra être signé par deux membres du conseil d'administration. Les signatures pourront être soit manuscrites, soit imprimées, soit sous forme télécopiée.

Tout transfert d'actions sera inscrit au registre des actionnaires au moyen de la remise à la Société d'un instrument de transfert convenant à la Société, ou par une déclaration de transfert écrite, portée au registre des actionnaires, datée et signée par le cédant et le cessionnaire, ou par le mandataire valablement constitué à cet effet, et, à chaque fois, avec la remise à la Société du certificat d'actions qui s'y rapporte, s'il en avait été émis. Une pareille inscription devra être signée par deux membres du conseil d'administration, ou par une ou plusieurs autres personnes dûment autorisées à cet effet par le conseil d'administration. Any transfer of Company's shares to a non-shareholder shall however only be valid, to be reported in the register of shares and enforceable against the Company if made in accordance with any existing shareholders' agreement.

Tout actionnaire devra fournir à la Société une adresse à laquelle toutes les communications et informations pourront être envoyées. Cette adresse sera également inscrite au registre des actionnaires.

Au cas où un actionnaire ne fournit pas d'adresse à la Société, la Société sera autorisée à en faire mention au registre des actionnaires, et l'adresse de l'actionnaire sera censée être au siège social de la Société ou à telle autre adresse inscrite au registre des actionnaires, jusqu'à ce qu'une autre adresse soit communiquée à la Société par l'actionnaire. Celui-ci pourra à tout moment faire changer l'adresse portée au registre des actionnaires par une déclaration écrite, envoyée au siège social de la Société ou à telle autre adresse fixée par celle-ci.

La Société ne reconnaît qu'un seul propriétaire par action. Si une ou plusieurs actions sont conjointement détenues ou si les titres de propriété de ces actions sont divisés, fragmentés ou litigieux, les personnes invoquant un droit sur la/les action(s) devront désigner un mandataire unique pour représenter la/les action(s) à l'égard de la Société. L'omission d'une telle désignation impliquera la suspension de l'exercice de tous les droits attachés aux action(s).

Art. 7. Conseil d'Administration

La Société est gérée par un conseil d'administration composé d'un minimum de quatre membres, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, d'un minimum de deux administrateurs de class A et de deux administrateurs de classe B, le nombre exact étant déterminé par l'assemblée générale des actionnaires. Les administrateurs n'ont pas besoin d'être actionnaires.

L'assemblée générale des actionnaires peut décider de nommer des administrateurs de classe A et des administrateurs de classe B, dont les droits et obligations sont décrits ci-après.

Les administrateurs sont élus par l'assemblée générale des actionnaires pour une période ne dépassant pas six (6) ans et jusqu'à ce que leurs successeurs aient été élus, toutefois, un administrateur peut être révoqué à tout moment par décision de l'assemblée générale. Les administrateurs sortants peuvent être réélus.

Au cas où le poste d'un administrateur devient vacant à la suite de décès, de démission ou autrement, les administrateurs restants élus par l'assemblée générale des actionnaires pourront se réunir et élire un administrateur pour remplir les fonctions attachées au poste devenu vacant jusqu'à la prochaine assemblée générale.

Art. 8. Réunions du Conseil d'Administration

Le conseil d'administration choisit parmi ses membres un président et peut choisir en son sein un ou plusieurs vice-présidents, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, le président sera désigné parmi les administrateurs de classe B et les vice-présidents parmi les administrateurs de classe A. Il peut également désigner un secrétaire qui n'a pas besoin d'être un administrateur et qui peut être chargé de dresser les procès-verbaux des réunions du conseil d'administration ou d'exécuter des tâches administratives ou autres telles que décidées, de temps en temps, par le conseil d'administration.

Le président préside les réunions du conseil d'administration. En l'absence du président, les membres du conseil d'administration peuvent désigner un autre administrateur pour assumer la présidence pro tempore, par un vote à la majorité des administrateurs présents ou représentés lors de cette réunion.

Le conseil d'administration se réunit sur convocation du président ou de deux administrateurs au lieu indiqué dans l'avis de convocation. La ou les personnes convoquant l'assemblée déterminent l'ordre du jour. Un avis par écrit, télégramme, télécopie ou e-mail contenant l'ordre du jour sera donné à tous les administrateurs au moins huit jours avant l'heure prévue pour la réunion, sauf s'il y a urgence, auquel cas l'avis de convocation, envoyé 24 heures avant la réunion, devra mentionner la nature de cette urgence. Il peut être passé outre à la nécessité de pareille convocation en cas d'assentiment préalable ou postérieur à la réunion, par écrit, télégramme, télécopie ou e-mail de chaque administrateur. Une convocation spéciale n'est pas requise pour des réunions du conseil d'administration se tenant à des heures et à des endroits déterminés dans une résolution préalablement adoptée par le conseil d'administration.

Tout administrateur peut se faire représenter en désignant par écrit ou par télégramme, télécopie ou e-mail un autre administrateur comme son mandataire. Un administrateur ne peut pas représenter plus d'un de ses collègues.

Le conseil d'administration ne peut délibérer et agir valablement que si la majorité des administrateurs sont présents ou représentés à une réunion du conseil d'administration, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, au moins un administrateur de classe A et un administrateur de classe B devront être présents ou représentés. Si le quorum n'est pas obtenu une demi-heure après l'heure prévue pour la réunion, les administrateurs présents peuvent ajourner la réunion en un autre endroit et à une date ultérieure. Les avis des réunions ajournées sont donnés aux membres du conseil d'administration par le secrétaire, s'il y en a, ou à défaut par tout administrateur.

Les décisions sont prises à la majorité des votes des administrateurs présents ou représentés à chaque réunion. Au cas où, lors d'une réunion du conseil d'administration, il y a égalité de voix en faveur ou en défaveur d'une résolution, le président de la réunion n'aura pas de voix prépondérante. En cas d'égalité, la résolution sera considérée comme rejetée.

Tout administrateur peut prendre part à une réunion du conseil d'administration au moyen d'une conférence téléphonique ou d'un équipement de communication similaire par lequel toutes les personnes participant à la réunion peuvent s'entendre, la participation à la réunion par de tels moyens vaut présence personnelle à cette réunion.

Nonobstant les dispositions qui précèdent, une décision du conseil d'administration peut également être prise par voie circulaire et résulter d'un seul ou de plusieurs documents contenant les résolutions et signés par tous les membres du conseil d'administration sans exception. La date d'une telle décision est celle de la dernière signature.

Art. 9. Procès-verbaux des réunions du Conseil d'Administration

Les procès-verbaux des réunions du conseil d'administration sont signés par le président ou, en son absence, par le président pro tempore qui aura assumé la présidence de cette réunion.

Les copies ou extraits de procès-verbaux destinés à servir dans une procédure judiciaire ou ailleurs seront signés par le président ou par le secrétaire ou par deux administrateurs.

Art. 10. Pouvoirs du Conseil d'Administration

Les administrateurs ne peuvent agir que dans le cadre de réunions du conseil d'administration régulièrement convoquées, ou par confirmation écrite conformément à l'article 8 ci-dessus.

Le conseil d'administration est investi des pouvoirs les plus larges pour pouvoir passer les actes d'administration et de disposition dans l'intérêt de la Société. Tous pouvoirs que la loi ou les présents statuts ne réservent pas expressément à l'assemblée générale des actionnaires sont de la compétence du conseil d'administration.

Art. 11. Signature sociale

Vis-à-vis des tiers, la Société sera valablement engagée par (i) la signature conjointe de deux administrateurs, (ii) si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, la signature conjointe d'un administrateur de classe A avec un administrateur de classe B, (iii) la signature individuelle de l'un des délégués à la gestion quotidienne dans le cadre de la gestion quotidienne de la Société ou (iv) la (les) signature(s) de toute(s) autre(s) personne(s) à laquelle (auxquelles) pareil pouvoir de signature aura été délégué par le conseil d'administration.

Art. 12. Délégation de pouvoirs

Le conseil d'administration peut déléguer de manière générale ou ponctuellement la gestion journalière de la Société ainsi que la représentation de la Société en ce qui concerne cette gestion, conformément à l'article 60 de la loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, à un directeur ou à un ou plusieurs comités, qu'ils soient composés de ses propres membres ou non, ou à un ou plusieurs administrateurs, gérants ou autres mandataires susceptibles d'agir seuls ou conjointement. La délégation à un membre du conseil d'administration est subordonnée à l'autorisation préalable de l'assemblée générale. Le conseil d'administration détermine l'étendue des pouvoirs, les conditions du retrait et la rémunération attachés à ces délégations de pouvoir, y compris le pouvoir de subdéléguer.

Le conseil pourra également conférer des pouvoirs spéciaux à un ou plusieurs mandataires ou représentants de son choix.

Art. 13. Conflits d'Intérêts

Dans le cas d'un conflit d'intérêts d'un administrateur, étant entendu que le simple fait que l'administrateur soit l'administrateur d'un actionnaire ou d'une société affiliée d'un actionnaire ne sera pas constitutif d'un conflit d'intérêts, il doit informer le conseil d'administration de tout conflit d'intérêts et ne pourra pas prendre part au vote mais sera compté dans le quorum. Un administrateur ayant un conflit d'intérêts sur tout objet de l'ordre du jour doit déclarer ce conflit d'intérêts au président avant que la réunion ne débute.

Tout administrateur ayant un intérêt personnel dans une transaction soumise pour approbation au conseil d'administration opposé avec l'intérêt de la Société, devra être obligé d'informer le conseil et de faire enregistrer cette situation dans le procès-verbal de la réunion. Il ne pourra pas prendre part à la réunion (mais il sera compté dans le quorum). A l'assemblée générale suivante, avant toute autre résolution à voter, un rapport spécial devra être établi sur toutes transactions dans lesquelles un des administrateurs peut avoir un intérêt personnel opposé à celui de la Société.

Art. 14. Assemblées Générales des Actionnaires

L'assemblée générale des actionnaires représente l'universalité des actionnaires de la Société. Elle a les pouvoirs les plus étendus pour ordonner, exécuter ou ratifier tous les actes relatifs aux opérations de la Société.

L'assemblée générale des actionnaires est convoquée par le conseil d'administration. Les actionnaires représentant un dixième du capital social souscrit peuvent, conformément aux dispositions de la loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée, requérir le conseil d'administration de convoquer l'assemblée générale des actionnaires.

L'assemblée générale annuelle se réunit, conformément à la loi luxembourgeoise, au siège social de la Société ou à tout autre endroit indiqué dans l'avis de convocation, le deuxième lundi du mois de juin à 16.00 heures.

Si ce jour est un jour férié, légal ou bancaire, à Luxembourg, l'assemblée générale se tiendra le jour ouvrable suivant.

L'assemblée générale des actionnaires pourra se tenir à l'étranger si le conseil d'administration constate souverainement que des circonstances exceptionnelles externes à la Société et à ses actionnaires le requièrent.

D'autres assemblées générales d'actionnaires peuvent se tenir aux lieux et dates spécifiés dans les avis de convocation respectifs.

Les actionnaires seront convoqués par un avis de convocation énonçant l'ordre du jour et envoyé par lettre recommandée au moins huit jours avant l'assemblée à tout détenteur d'actions à son adresse portée au registre des actionnaires, ou suivant toutes autres instructions données par cet actionnaire.

Chaque fois que tous les actionnaires sont présents ou représentés et se considèrent dûment convoqués et informés de l'ordre du jour, l'assemblée générale peut avoir lieu sans convocation.

Le conseil d'administration peut déterminer toutes autres conditions à remplir par les actionnaires pour pouvoir prendre part aux assemblées générales.

L'assemblée générale des actionnaires désigne son président qui présidera l'assemblée. Le président pourra désigner un secrétaire chargé de dresser les procès-verbaux de l'assemblée.

Les affaires traitées lors d'une assemblée des actionnaires seront limitées aux points contenus dans l'ordre du jour (qui contiendra toutes les matières requises par la loi) et aux affaires connexes à ces points.

Chaque action donne droit à une voix lors de toute assemblée générale. Un actionnaire peut se faire représenter à toute assemblée générale des actionnaires par mandat écrit par un mandataire qui n'a pas besoin d'être actionnaire.

Dans la mesure où il n'en est pas autrement disposé par la loi, les décisions de l'assemblée générale des actionnaires sont prises à la majorité simple des voix des actionnaires présents ou représentés.

Art. 15. Commissaire aux comptes

Les opérations de la société seront surveillées par un ou plusieurs commissaires aux comptes. Le(s) commissaire(s) est(sont) désignés et révoqués par l'assemblée générale des actionnaires. La durée de leur fonction ne peut excéder six (6) ans.

Art. 16. Exercice Social

L'exercice social de la Société commence le premier janvier de chaque année et se termine le trente et un décembre de la même année.

Art. 17. Affectation des Bénéfices Annuels

Des bénéfices nets annuels de la Société, cinq pour cent seront affectés à la réserve requise par la loi. Cette affectation cessera d'être exigée lorsque le montant de la réserve légale aura atteint un dixième du capital social souscrit.

L'assemblée générale des actionnaires dispose librement du bénéfice net annuel.

Des dividendes intérimaires peuvent être versés en conformité avec les conditions prévues par la loi.

Art. 18. Dissolution de la Société

En cas de dissolution de la Société, la liquidation s'opérera par un ou plusieurs liquidateurs, qui n'ont pas besoin d'être actionnaires, nommé(s) par l'assemblée générale qui déterminera les pouvoirs et rémunérations de chaque liquidateur. Le produit net de la liquidation sera distribué par le(s) liquidateur(s) aux actionnaires, proportionnellement à leur participation dans le capital social.

Art. 19. Modifications des Statuts

Les présents statuts pourront être modifiés périodiquement par une assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises par la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

Art. 20. Actionnaire unique

Si et aussi longtemps que la Société n'a qu'un seul actionnaire, toute référence dans ces statuts aux actionnaires ou à l'assemblée générale des actionnaires sera une référence à l'actionnaire unique.

Art. 21. Loi Applicable

Pour tous les points non spécifiés dans les présents statuts, les parties se réfèrent aux dispositions de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

Art. 22. Langue

Les présents statuts ont été rédigés en anglais, suivi d'une version française. En cas de divergence entre les deux textes, la version anglaise prévaudra.

Dispositions transitoires

1) Le premier exercice social commencera le jour de la constitution et se terminera le 31 décembre 2012.

2) La première assemblée générale annuelle des actionnaires aura lieu en 2013.

Souscription

Les actions de la Société sont souscrites comme suit.

International Securities Exchange Holdings, Inc, ci-dessus qualifiée, cent mille (100.000) actions.

Toutes les actions ont été entièrement libérées en espèces, de sorte que la somme de cent mille euro (EUR 100.000,-) est dès maintenant à la disposition de la Société, ce dont il a été justifié au notaire soussigné.

Frais

Le montant des dépenses, frais, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société ou qui sont mis à sa charge à raison de sa constitution sont évalués à environ mille quatre cents euro (EUR 1.400,-).

Déclaration

Le notaire soussigné déclare avoir vérifié l'existence des conditions énumérées à l'article 26 de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales et déclare expressément qu'elles sont remplies.

Résolutions de l'actionnaire unique

L'actionnaire unique a pris les résolutions suivantes:

Première résolution

L'actionnaire unique décide de fixer le nombre actuel d'administrateurs à quatre et d'élire les personnes suivantes comme membres du conseil d'administration pour une période initiale de six ans:

- M. Thomas A. Ascher, *Chief Strategy Officer*, né le 15 février 1962 à New York, résidant professionnellement au 60, Broad Street, New York, NY 10004, USA;
- M. Scott Shechtman, *Senior Corporate Initiatives Manager*, né le 17 juin 1980 à New York, résidant professionnellement au 60, Broad Street, New York, NY 10004, USA;
- M. Marcus Thompson, *Managing Director*, résidant professionnellement au 61, Mergenthalerallee, D-65760 Eschborn, Allemagne;
- Mme Gabriele Fabry, *Senior Expert*, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg.

Deuxième résolution

L'actionnaire unique décide de nommer KPMG Luxembourg S.à r.l., 9 allée Scheffer, L-2520 Luxembourg, RCS B 149 133, comme commissaire de la Société pour une période devant expirer à l'assemblée générale annuelle réunie pour approuver les comptes de l'exercice social de l'année 2012.

Troisième résolution

L'actionnaire unique décide de fixer le siège social de la Société au 42, avenue JF Kennedy, L-1855 Luxembourg.

Quatrième résolution

Conformément à l'article 60 de la loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, et à l'article 12 des présents statuts, l'actionnaire unique autorise le conseil d'administration à déléguer la gestion journalière de la Société ainsi que la représentation de la Société en relation avec cette gestion à deux de ses membres.

L'actionnaire unique accepte que Mme Michèle Bierset, Expert, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg soit désignée comme déléguée à la gestion quotidienne de la Société.

Le notaire soussigné qui comprend et parle l'anglais, constate que sur demande du comparant, le présent acte est rédigé en langue anglaise suivi d'une version française; sur demande du même comparant et en cas de divergences entre le texte français et le texte anglais, ce dernier fait foi.

Dont acte fait et passé à Senningerberg, en l'étude du notaire soussigné, à la date susmentionnée.

L'acte ayant été lu au comparant, connu du notaire instrumentant par ses nom, prénom usuel, état civil et demeure, le comparant a signé avec le notaire, le présent acte.

POUR COPIE CONFORME
Signé : Paul BETTINGEN




Paul BETTINGEN, Notaire
NIEDERANVEN

Finnovation S.A., Société Anonyme.

Siège social: L-1855 Luxembourg, 42, avenue J.F. Kennedy.

R.C.S. Luxembourg B 137.928.

STATUTES

In the year two thousand and eight, on the twenty-sixth day of March.

Before Maître Paul BETTINGEN, notary residing in Niederanven, Grand Duchy of Luxembourg.

There appeared:

Deutsche Börse Aktiengesellschaft, a joint stock company incorporated under the laws of Germany, having its registered office at Neue Börsenstrasse 1, D-60487 Frankfurt am Main (Germany), inscribed in the Handelsregister B des Amtsgerichts Frankfurt am Main under number HRB 32232, represented by Isabelle LUX, lawyer, with professional address at Luxembourg, pursuant to a proxy given under private seal.

The proxy given, signed "ne varietur" by the appearing person and the undersigned notary, shall remain attached to this document to be filed with the registration authorities.

The appearing party, in the capacity in which it acts, has requested the notary to state as follows the articles of association of a société anonyme.

Art. 1. Name. There is hereby established a company in the form of a société anonyme under the name of "Finnovation S.A." (hereinafter the «Company»).

Art. 2. Registered Office. The registered office of the Company is established in Luxembourg, Grand Duchy of Luxembourg.

Branches, subsidiaries or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a decision of the board of directors. The address of the registered office may be transferred within the boundaries of the same municipality by a resolution of the board of directors of the Company.

If the board of directors determines that extraordinary political, economic, social or military events have occurred or are imminent which would render impossible the normal activities of the Company at its registered office or the communication between such registered office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these abnormal circumstances; such provisional measures shall have no effect on the nationality of the Company which, notwithstanding such temporary transfer, shall remain a Luxembourg company.

Art. 3. Duration. The Company is established for an unlimited period.

The Company may be dissolved at any moment by a resolution of the shareholders adopted in the manner required for amendment of these articles of association.

Art. 4. Purpose. The purpose of the Company is (i) the creation, development, management and ownership of software and other intellectual property rights, (ii) the licensing and sublicensing of such rights or the use thereof (a) by affiliates, group companies or related companies and entities as well as (b) to third parties.

An additional object of the Company is (iii) the participation in any form whatsoever, in Luxembourg or foreign companies, by purchase, sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind and any related transaction and, (iv) the administration, development and management of its stock, securities, software and IP rights portfolio.

For the accomplishment of its purpose, the Company may lend or borrow with or without collateral, provided that any monies so borrowed may only be used for the purpose of the Company or companies which are shareholders or direct or indirect subsidiaries of or which are associated with or affiliated to, the Company or the same company's group.

In general, the Company may undertake any financial, commercial, industrial or real estate transactions which it may deem useful in the accomplishment and development of its purpose and, in such context, it may give or receive guarantees, issue all types of securities and financial instruments and enter into any type of hedging, trading or derivative transactions.

Art. 5. Share Capital. The Company has a share capital of six million eight hundred thousand euro (EUR 6,800,000.-) divided into sixty eight thousand (68,000) shares with a nominal value of one-hundred euros (EUR 100.-) per share.

The share capital of the Company may at any time be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for amendment of these articles of association.

During a period of five years from the date of publication of the relevant deed, the board of directors is authorised to issue further shares in the Company up to a maximum authorised share capital of eighty millions euro (EUR 80,000,000.-) in one or several steps as it may determine from time to time at its discretion, without reserving to the existing shareholders a preferential right of subscription and including the issue of either ordinary or preferred non-voting shares. The board of directors shall determine the terms and conditions governing the subscription and issue of such shares.

The Company may, to the extent and under the terms permitted by law, redeem its own shares.

Art. 6. Form of shares. All shares of the Company shall be issued in registered form only. The issued shares shall be entered in the register of shares which shall be kept by the Company or by one or more persons designated therefore by the Company, and such register shall contain the name of each owner of shares, his address and the number of shares held by him.

The inscription of the shareholder's name in the register of shares evidences his right of ownership of such shares. A certificate shall be delivered upon request to the shareholder. Such certificate shall be signed by two members of the board of directors. The signatures shall be either manual, printed or in facsimile.

Any transfer of shares shall be recorded in the register of shares by delivery to the Company of an instrument of transfer satisfactory to the Company, or by a written declaration of transfer to be inscribed in the register of shares, dated and signed by the transferor and transferee, or by persons holding suitable powers of attorney to act accordingly and, each time, together with the delivery of the relevant certificate, if issued. Such inscription shall be signed by two members of the board of directors or by one or several persons duly authorised therefore by the board of directors.

Shareholders shall provide the Company with an address to which all notices and announcements should be sent. Such address will also be entered into the register of shares.

In the event that a shareholder does not provide an address, the Company may permit a notice to that effect to be entered into the register of shares and the shareholder's address will be deemed to be at the registered office of the Company or at such other address as may be so entered into the register by the Company from time to time, until another address shall be provided to the Company by such shareholder. A shareholder may, at any time, change his address as entered into the register of shares by means of a written notification to the Company at its registered office or at such other address as may be determined by the Company from time to time.

The Company recognizes only one single owner per share. If one or more shares are jointly owned or if the title of ownership to such share(s) is divided, split or disputed, all persons claiming a right to such share(s) have to appoint one single attorney to represent such share(s) towards the Company. The failure to appoint such attorney implies a suspension of all rights attached to such share(s).

Art. 7. Beneficiary units. The Company has authorized the issue (but only by way of private placement) of securities, which participate in the profits of the Company as defined by the terms of the issue document agreed by the shareholder(s) and which securities do not represent the share capital of the Company or entitle its holder to any voting right. The securities may be issued in registered form only and shall not be transferred to any third party without the prior written approval of the Company. The securities might be redeemed by the Company under the conditions set forth in the issue document. The rights and obligations of the holder(s) of these securities will equally be defined in the issue document.

Art. 8. Board of Directors. The Company shall be managed by a board of directors composed of at least three members, their number being determined by the general meeting of shareholders. Directors need not to be shareholders of the Company.

The directors shall be elected by the general meeting of shareholders for a period of not exceeding six (6) years and until their successors are elected, provided, however, that any director may be removed at any time by a resolution taken by the general meeting of shareholders. The directors shall be eligible for reappointment.

In the event of vacancy in the office of a director because of death, resignation or otherwise, the remaining directors elected by the general meeting of shareholders may meet and elect a director to fill such vacancy until the next general meeting of shareholders.

Art. 9. Meetings of the Board of Directors. The board of directors shall choose from among its members a chairman, and may choose among its members one or more vice-chairmen. The board of directors may also choose a secretary, who need not be a director and who may be instructed to keep the minutes of the meetings of the board of directors as well as to carry out such administrative and other duties as directed from time to time by the board of directors.

The chairman shall preside over all meetings of the board of directors, but in his absence the members of the board of directors may appoint another director as chairman pro tempore by vote of a majority of the directors present or represented at any such meeting.

The board of directors shall meet upon call by the chairman, or any two directors, at the place indicated in the notice of meeting, the person(s) convening the meeting setting the agenda. Notice in writing or by telegram or telefax or e-mail of any meeting of the board of directors shall be given to all directors at least eight calendar days in advance of the hour set for such meeting, except in circumstances of emergency where twenty-four hours prior notice shall suffice which shall duly set out the reason for the urgency. This notice may be waived, either prospectively or retrospectively, by the consent in writing or by telegram or telefax or e-mail of each director. Separate notice shall not be required for meetings held at times and places described in a schedule previously adopted by resolution of the board of directors.

Any director may act at any meeting of the board of directors by appointing in writing or by telegram, telefax, or e-mail another director as his proxy. A director may not represent more than one of his colleagues.

The board of directors may deliberate or act validly only if at least a majority of directors are present or represented at a meeting of the board of directors. If a quorum is not obtained within half an hour of the time set for the meeting the directors present may adjourn the meeting to a later time and venue. Notices of the adjourned meeting shall be given by the secretary to the board, if any, failing which by any director.

Decisions shall be taken by a majority vote of the directors present or represented at such meeting. In the event that in any meeting the number of votes for and against a resolution shall be equal, the chairman of the meeting shall not have a casting vote. In case of a tie, the proposed decision is considered as rejected.

Any director may participate in a meeting of the board of directors by conference call or similar means of communications equipment whereby all persons participating in the meeting can hear each other, and participating in a meeting by such means shall constitute presence in person at such meeting.

Notwithstanding the foregoing, a resolution of the board of directors may also be passed by unanimous consent in writing which may consist of one or several documents containing the resolutions and signed by each and every director. The date of such a resolution shall be the date of the last signature.

Art. 10. Minutes of Meetings of the Board of Directors. The minutes of any meeting of the board of directors shall be signed by the chairman or, in his absence, by the chairman pro tempore who presided at such meeting.

Copies or extracts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairman, or by the secretary, or by two directors.

Art. 11. Powers of the Board of Directors. The directors may only act at duly convened meetings of the board of directors or by written consent in accordance with article 9 hereof.

The board of directors is vested with the broadest powers to perform all acts of administration and disposition in the Company's interests. All powers not expressly reserved by law or by these articles of association to the general meeting of shareholders fall within the competence of the board of directors.

Art. 12. Corporate Signature. Towards third parties, the Company is validly bound by the joint signatures of any two directors of the Company, the signature of any of the daily manager(s) within the context of the daily management or, by the signature(s) of any other person(s) to whom authority has been delegated by the board of directors.

Art. 13. Delegation of Powers. The board of directors may generally or from time to time delegate the power to conduct the daily management of the Company as well as the representation of the Company in relation to such management as provided for by article 60 of the law of 10 August 1915, as amended, on commercial companies to an executive or other committee or committees whether formed from among its own members or not, or to one or more directors, managers or other agents who may act individually or jointly. The delegation to a member of the board of directors is subject to the prior authorisation of the general meeting of shareholders. The board of directors shall determine the scope of the powers, the conditions for withdrawal and the remuneration attached to these delegations of authority including the authority to sub-delegate.

The board of directors may also confer special powers upon one or more attorneys or agents of its choice.

Art. 14. Conflict of Interest. In case of a conflict of interests of a director, it being understood that the mere fact that the director serves as a director of a shareholder or of an affiliated company of a shareholder shall not constitute a conflict of interests, he must inform the board of directors of any conflict and may not take part in the vote but will be counted in the quorum. A director having a conflict on any item on the agenda must declare this conflict to the chairman before the meeting starts.

Any director having a conflict due to a personal interest in a transaction submitted for approval to the board of directors conflicting with that of the Company, shall be obliged to inform the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in the business of the meeting (but shall be counted in the quorum). At the following general meeting, before any other resolution to be voted on, a special report shall be made on any transactions in which any of the directors may have a personal interest conflicting with that of the Company.

Art. 15. General Meeting of Shareholders. The general meeting of shareholders shall represent the entire body of shareholders of the Company. It shall have the broadest powers to order, carry out or ratify all acts relating to the operations of the Company.

The general meeting of shareholders shall meet upon call by the board of directors. Shareholders representing one fifth of the subscribed share capital may, in compliance with the law of 10 August 1915, as amended, on commercial companies, request the board of directors to call a general meeting of shareholders.

The annual general meeting shall be held in accordance with Luxembourg law at the registered office of the Company or at such other place as specified in the notice of the meeting, on the second Monday in the month of June at 2 p.m.

If such day is a legal or a bank holiday in Luxembourg, the annual general meeting shall be held on the following bank business day in Luxembourg.

Other meetings of shareholders may be held at such places and times as may be specified in the respective notices of meeting.

General meetings of shareholders shall be convened pursuant to a notice setting forth the agenda sent by registered letter at least eight days prior to the meeting to each shareholder at the shareholder's address in the register of shareholders, or as otherwise instructed by such shareholder.

If all shareholders are present or represented and consider themselves as being duly convened and informed of the agenda, the general meeting may take place without notice of meeting.

The board of directors may determine all other conditions which must be fulfilled by shareholders in order to attend a meeting of shareholders.

The general meeting of shareholders shall designate its own chairman who shall preside over the meeting. The chairman shall designate a secretary who shall keep minutes of the meeting.

The business transacted at any meeting of the shareholders shall be limited to the matters contained in the agenda (which shall include all matters required by law) and business incidental to such matters.

Each share is entitled to one vote at all general meetings of shareholders. A shareholder may act at any meeting of shareholders by giving a written proxy to another person, who need not be a shareholder.

Unless otherwise provided by law, resolutions of the general meeting are passed, by a simple majority vote of the shareholders present or represented.

Art. 16. Statutory Auditor(s). The operations of the Company shall be supervised by one or several statutory auditors. The statutory auditor(s) shall be appointed and dismissed by the general meeting of shareholders. Their term of office may not exceed six (6) years.

Art. 17. Accounting Year. The accounting year of the Company shall commence on the first of January and shall terminate on the thirty-first of December of each year.

Art. 18. Distribution of Profits. From the annual net profits of the Company, five per cent shall be allocated to the reserve required by law. This allocation shall cease to be required when the amount of the legal reserve shall have reached one tenth of the subscribed share capital.

The annual net profits shall be at the free disposal of the general meeting of shareholders.

Interim dividends may be paid out in accordance with the provisions of law.

Art. 19. Dissolution of the Company. In case of a dissolution of the Company, its liquidation shall be carried out by one or several liquidators, who need not be shareholders, appointed by the general meeting of shareholders which shall determine their powers and compensation.

The net liquidation proceeds shall be distributed by the liquidator(s) to the shareholders in proportion to their shareholding in the Company.

Art. 20. Amendments to the Articles of Association. The present articles of association may be amended from time to time by a general meeting of shareholders under the quorum and majority requirements provided for by the law of 10 August 1915, as amended, on commercial companies.

Art. 21. Applicable Law. All matters not governed by these articles of incorporation shall be determined in accordance with the law of 10 August 1915, as amended, on commercial companies.

Art. 22. Language. The present articles of incorporation are worded in English followed by a French version. In case of divergence between the English and the French text, the English version shall prevail.

Transitory provisions

1) The first accounting year shall begin at the date of incorporation and shall terminate on the 31 December 2008.

2) The first annual general meeting of shareholder(s) shall take place in the year 2009.

Subscription

The shares in the Company are subscribed as follows:

Deutsche Börse Aktiengesellschaft, prequalified, 68,000 shares

All these shares have been entirely paid-up by a contribution in cash so that the amount of six million eight hundred thousand euro (EUR 6,800,000.-) is as of now fully available to the Company, as it has been justified to the undersigned notary.

Expenses

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of its formation are estimated at approximately thirty-nine thousand euro (EUR 39,000.-).

Statements

The undersigned notary states that the conditions provided for in Article twenty-six of the law of 10 August 1915, as amended, on commercial companies have been fully observed.

General Meeting of Shareholders

The above named persons representing the entire subscribed share capital and considering themselves as duly convened, have immediately proceeded to a general meeting of shareholders.

Having first verified that it was regularly constituted, the meeting took the following resolutions:

First resolution

The meeting resolves that the number of directors of the Company is currently set at three and that are appointed as members of the board of directors for a period of six years:

- Mr Marcus Thompson, Head of Corporate Finance, with professional address at Neue Börsenstrasse 1, 60487 Frankfurt am Main (Germany), born at Lancaster (United Kingdom), on 23 August 1963;

- Mr Jean-Marc Sindic, Director Financial Accounting, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, born at Jamoigne (Belgium), on 12 October 1964;

- Mr Yves Baguet, Head of IT Development, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, born at Nivelles (Belgium), on 24 October 1960.

The meeting already authorizes and agrees that Mr Jean-Marc Sindic and Mr Yves Baguet can each act, on an individual basis, as daily manager of the Company.

Second resolution

The meeting resolves to elect KPMG AUDIT, 31, allée Scheffer, L-2520 Luxembourg, RCS B 103.590, as statutory auditor of the Company for a term to expire at the annual general meeting called to approve the accounts of the accounting year ended 2008.

Third resolution

The registered office of the Company is set at 42, avenue JF Kennedy, L-1855 Luxembourg.

Fourth resolution

In compliance with Article 60 of the law of 10 August 1915, as amended, on commercial companies, the general meeting of shareholders authorises the board of directors to delegate the daily management of the Company as well as the representation of the Company with respect to such management to two of its members.

The undersigned notary, who understands and speaks English, herewith states that on request of the appearing person, this deed is worded in English followed by a French translation or the request of the same appearing person and in case of divergences between the English and the French text, the English version will prevail.

Whereof this notarial deed was drawn up in Senningerberg, in the office of the undersigned notary, on the date set at the beginning of this deed.

This deed having been read to the appearing person, known to the notary by first and surname, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction française du procès-verbal qui précède:

L'an deux mille huit, le vingt-six mars.

Par-devant Maître Paul BETTINGEN, notaire de résidence à Niederanven, Grand-Duché du Luxembourg.

A comparu:

Deutsche Börse Aktiengesellschaft, une société anonyme de droit allemand, ayant son siège social à Neue Börsenstrasse 1, D-60487, Frankfurt am Main (Allemagne), inscrite au Handelsregister B des Amtsgerichts Frankfurt am Main sous le numero HRB 32232, représentée par Madame Isabelle LUX, juriste, demeurant professionnellement à Luxembourg, en vertu d'une procuration sous seing privé.

La procuration signée «ne varietur» par le comparant et par le notaire soussigné restera annexée au présent acte pour être soumise avec lui aux formalités de l'enregistrement.

Lequel comparant, aux termes de la capacité avec laquelle il agit, a requis le notaire instrumentaire d'arrêter les statuts d'une société anonyme qu'il déclare constituer comme suit:

Art. 1 er . Dénomination. Il est formé par les présentes une société anonyme sous la dénomination de «Finnovation S.A.» (la «Société»).

Art. 2. Siège Social. Le siège social est établi à Luxembourg, Grand-Duché de Luxembourg.

Il peut être créé, par simple décision du conseil d'administration, des succursales ou bureaux, tant dans le Grand-Duché de Luxembourg qu'à l'étranger. Le siège social de la Société pourra être transféré au sein d'une même commune par simple décision du conseil d'administration de la Société.

Au cas où le conseil d'administration estimerait que des événements extraordinaires d'ordre politique, économique, social ou militaire, de nature à compromettre l'activité normale au siège social ou la communication aisée avec ce siège ou de ce siège avec l'étranger, se présentent ou paraissent imminents, il pourra transférer provisoirement le siège social à l'étranger jusqu'à cessation complète de ces circonstances anormales; cette mesure provisoire n'aura toutefois aucun effet sur la nationalité de la Société, laquelle, nonobstant ce transfert provisoire, restera luxembourgeoise.

Art. 3. Durée. La Société est constituée pour une durée illimitée.

La Société peut être dissoute à tout moment par décision de l'assemblée générale des actionnaires, statuant comme en matière de modification des statuts.

Art. 4. Objet. L'objet de la Société est (i) la création, le développement, la gestion et la propriété de software et autres droits de propriété intellectuelle, (ii) l'octroi de licences et sous-licences sur pareils droits ou l'utilisation de pareils droits par (a) des sociétés affiliées, sociétés du même groupe ou sociétés et entités liées ainsi que (b) à des tierces parties.

En outre, la Société a également pour objet (iii) la détention de participations, sous quelque forme que ce soit, dans des sociétés luxembourgeoises ou étrangères, par l'achat, le transfert par vente, échange ou autrement d'actions, obligations, certificats d'obligations, reconnaissances de dettes, bons et toutes autres valeurs mobilières et toutes transactions y liées et, (iv) la possession, l'administration, le développement et la gestion de son portefeuille de titres et de droits de propriété intellectuelle.

La Société peut prêter ou emprunter avec ou sans garantie, à condition que les sommes empruntées soient affectées à la réalisation de l'objet de la Société ou de ses actionnaires, filiales, sociétés associées ou affiliées.

De manière générale, la Société peut assurer toutes opérations financières, commerciales, industrielles ou immobilières pouvant être utiles à l'accomplissement et le développement de son objet, et dans ce contexte elle pourra donner ou recevoir des garanties, émettre tous types de valeurs mobilières et instruments financiers et faire toutes opérations de couverture, d'échange ou toutes opérations dérivées.

Art. 5. Capital Social. La Société a un capital social de six millions huit cent mille euros (EUR 6.800.000,-) représenté par soixante huit mille (68.000) actions ayant une valeur nominale de cent euros (EUR 100,-) par action.

Le capital social de la Société peut, à tout moment, être augmenté ou réduit par décision de l'assemblée générale des actionnaires, adoptée à la manière requise pour la modification des présents statuts.

Pendant une période de cinq ans à partir de la date de la publication de l'acte y afférent, le conseil d'administration est autorisé à émettre des actions de la Société à concurrence d'un capital autorisé maximal de quatre vingt millions d'euros (EUR 80.000.000,-) en une ou plusieurs fois à son entière discrétion, sans devoir réserver aux anciens actionnaires un droit préférentiel de souscription et y compris l'émission d'actions ordinaires ou préférentielles sans droit de vote. Le conseil d'administration déterminera les termes et conditions gouvernant la souscription et l'émission de ces actions.

La Société peut, aux conditions et aux termes prévus par la loi, racheter ses propres actions.

Art. 6. Forme des actions. Toutes les actions de la Société seront uniquement émises sous forme nominative.

Toutes les actions émises seront inscrites au registre des actionnaires qui sera tenu par la Société ou par une ou plusieurs personnes désignées à cet effet par la Société; ce registre contiendra le nom de chaque propriétaire d'actions, son domicile, ainsi que le nombre d'actions qu'il détient.

Le droit de propriété de l'actionnaire sur les actions s'établit par l'inscription de son nom dans le registre des actionnaires. Un certificat constatant cette inscription sera délivré sur demande à l'actionnaire. Ce certificat devra être signé par deux membres du conseil d'administration. Les signatures pourront être soit manuscrites, soit imprimées, soit sous forme télécopiée.

Tout transfert d'actions sera inscrit au registre des actionnaires au moyen de la remise à la Société d'un instrument de transfert convenant à la Société, ou par une déclaration de transfert écrite, portée au registre des actionnaires, datée et signée par le cédant et le cessionnaire, ou par le mandataire valablement constitué à cet effet, et, à chaque fois, avec la remise à la Société du certificat d'actions qui s'y rapporte, s'il en avait été émis. Une pareille inscription devra être signée par deux membres du conseil d'administration, ou par une ou plusieurs autres personnes dûment autorisées à cet effet par le conseil d'administration.

Tout actionnaire devra fournir à la Société une adresse à laquelle toutes les communications et informations pourront être envoyées. Cette adresse sera également inscrite au registre des actionnaires.

Au cas où un actionnaire ne fournit pas d'adresse à la Société, la Société sera autorisée à en faire mention au registre des actionnaires, et l'adresse de l'actionnaire sera censée être au siège social de la Société ou à telle autre adresse inscrite au registre des actionnaires, jusqu'à ce qu'une autre adresse soit communiquée à la Société par l'actionnaire. Celui-ci pourra à tout moment faire changer l'adresse portée au registre des actionnaires par une déclaration écrite, envoyée au siège social de la Société ou à telle autre adresse fixée par celle-ci.

La Société ne reconnaît qu'un seul propriétaire par action. Si une ou plusieurs actions sont conjointement détenues ou si les titres de propriété de ces actions sont divisés, fragmentés ou litigieux, les personnes invoquant un droit sur la/les action(s) devront désigner un mandataire unique pour représenter la/les action(s) à l'égard de la Société. L'omission d'une telle désignation impliquera la suspension de l'exercice de tous les droits attachés aux action(s).

Art. 7. Parts bénéficiaires. La Société a autorisé l'émission de parts bénéficiaires nominatives (mais seulement par le biais de placements privés), qui participent et constitueront partie des bénéfices de la Société de la manière définie dans le document d'émission agréé par les actionnaires et lesquelles parts bénéficiaires ne représentent aucune part sociale de la Société ou autorisent leur titulaire à quelconque droit de vote. Les parts bénéficiaires ne peuvent être émises que sous la forme nominative et ne peuvent être transférées à quelconque tierce partie sans l'accord préalable et écrit de la Société. Les parts bénéficiaires peuvent être rachetées par la Société sous les conditions définies dans le document d'émission. Les droits et obligations des titulaires de pareilles parts bénéficiaires seront également définis dans le document d'émission.

Art. 8. Conseil d'Administration. La Société est gérée par un conseil d'administration composé d'un minimum de trois membres, le nombre exact étant déterminé par l'assemblée générale des actionnaires. Les administrateurs n'ont pas besoin d'être actionnaires.

Les administrateurs sont élus par l'assemblée générale des actionnaires pour une période ne dépassant pas six (6) ans et jusqu'à ce que leurs successeurs aient été élus, toutefois, un administrateur peut être révoqué à tout moment par décision de l'assemblée générale. Les administrateurs sortants peuvent être réélus.

Au cas où le poste d'un administrateur devient vacant à la suite de décès, de démission ou autrement, les administrateurs restants élus par l'assemblée générale des actionnaires pourront se réunir et élire un administrateur pour remplir les fonctions attachées au poste devenu vacant jusqu'à la prochaine assemblée générale.

Art. 9. Réunions du Conseil d'Administration. Le conseil d'administration choisit parmi ses membres un président et peut choisir en son sein un ou plusieurs vice-présidents. Il peut également désigner un secrétaire qui n'a pas besoin d'être un administrateur et qui peut être chargé de dresser les procès-verbaux des réunions du conseil d'administration ou d'exécuter des tâches administratives ou autres telles que décidées, de temps en temps, par le conseil d'administration.

Le président préside les réunions du conseil d'administration. En l'absence du président, les membres du conseil d'administration peuvent désigner un autre administrateur pour assumer la présidence pro tempore, par un vote à la majorité des administrateurs présents ou représentés lors de cette réunion.

Le conseil d'administration se réunit sur convocation du président ou de deux administrateurs au lieu indiqué dans l'avis de convocation. La ou les personnes convoquant l'assemblée déterminent l'ordre du jour. Un avis par écrit, télégramme, télécopie ou e-mail contenant l'ordre du jour sera donné à tous les administrateurs au moins huit jours avant l'heure prévue pour la réunion, sauf s'il y a urgence, auquel cas l'avis de convocation, envoyé 24 heures avant la réunion, devra mentionner la nature de cette urgence. Il peut être passé outre à la nécessité de pareille convocation en cas d'assentiment préalable ou postérieur à la réunion, par écrit, télégramme, télécopie ou e-mail de chaque administrateur. Une convocation spéciale n'est pas requise pour des réunions du conseil d'administration se tenant à des heures et à des endroits déterminés dans une résolution préalablement adoptée par le conseil d'administration.

Tout administrateur peut se faire représenter en désignant par écrit ou par télégramme, télécopie ou e-mail un autre administrateur comme son mandataire. Un administrateur ne peut pas représenter plus d'un de ses collègues.

Le conseil d'administration ne peut délibérer et agir valablement que si la majorité des administrateurs sont présents ou représentés à une réunion du conseil d'administration. Si le quorum n'est pas obtenu une demi-heure après l'heure prévue pour la réunion, les administrateurs présents peuvent ajourner la réunion en un autre endroit et à une date ultérieure. Les avis des réunions ajournées sont donnés aux membres du conseil d'administration par le secrétaire, s'il y en a, ou à défaut par tout administrateur.

Les décisions sont prises à la majorité des votes des administrateurs présents ou représentés à chaque réunion. Au cas où, lors d'une réunion du conseil d'administration, il y a égalité de voix en faveur ou en défaveur d'une résolution, le président de la réunion n'aura pas de voix prépondérante. En cas d'égalité, la résolution sera considérée comme rejetée.

Tout administrateur peut prendre part à une réunion du conseil d'administration au moyen d'une conférence téléphonique ou d'un équipement de communication similaire par lequel toutes les personnes participant à la réunion peuvent s'entendre, la participation à la réunion par de tels moyens vaut présence personnelle à cette réunion.

Nonobstant les dispositions qui précèdent, une décision du conseil d'administration peut également être prise par voie circulaire et résulter d'un seul ou de plusieurs documents contenant les résolutions et signés par tous les membres du conseil d'administration sans exception. La date d'une telle décision est celle de la dernière signature.

Art. 10. Procès-verbaux des réunions du Conseil d'Administration. Les procès-verbaux des réunions du conseil d'administration sont signés par le président ou, en son absence, par le président pro tempore qui aura assumé la présidence de cette réunion.

Les copies ou extraits de procès-verbaux destinés à servir dans une procédure judiciaire ou ailleurs seront signés par le président ou par le secrétaire ou par deux administrateurs.

Art. 11. Pouvoirs du Conseil d'Administration. Les administrateurs ne peuvent agir que dans le cadre de réunions du conseil d'administration régulièrement convoquées, ou par confirmation écrite conformément à l'article 9 ci-dessus.

Le conseil d'administration est investi des pouvoirs les plus larges pour pouvoir passer les actes d'administration et de disposition dans l'intérêt de la Société. Tous pouvoirs que la loi ou les présents statuts ne réservent pas expressément à l'assemblée générale sont de la compétence du conseil d'administration.

Art. 12. Signature sociale. Vis-à-vis des tiers, la Société sera valablement engagée par la signature conjointe de deux administrateurs, la signature individuelle de quelconque des délégués à la gestion quotidienne dans le cadre de la gestion quotidienne de la Société ou par la (les) signature(s) de toute(s) autre(s) personne(s) à laquelle (auxquelles) pareil pouvoir de signature aura été délégué par le conseil d'administration.

Art. 13. Délégation de pouvoirs. Le conseil d'administration peut déléguer de manière générale ou ponctuellement la gestion journalière de la Société ainsi que la représentation de la Société en ce qui concerne cette gestion, conformément à l'article 60 de la Loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, à un directeur ou à un ou plusieurs comités, qu'ils soient composés de ses propres membres ou non, ou à un ou plusieurs administrateurs, gérants ou autres mandataires susceptibles d'agir seuls ou conjointement. La délégation à un membre du conseil d'administration est subordonnée à l'autorisation préalable de l'assemblée générale. Le conseil d'administration détermine l'étendue des pouvoirs, les conditions du retrait et la rémunération attachée à ces délégations de pouvoir, y compris le pouvoir de subdéléguer.

Le conseil pourra également conférer des pouvoirs spéciaux à un ou plusieurs mandataires ou représentants de son choix.

Art. 14. Conflits d'Intérêts. Dans le cas d'un conflit d'intérêts d'un administrateur, entendu que le simple fait que l'administrateur soit l'administrateur d'un actionnaire ou d'une société affiliée d'un actionnaire ne sera pas constitutif d'un conflit d'intérêts, il doit informer le conseil d'administration de tout conflit d'intérêts et ne pourra pas prendre part au vote mais sera compté dans le quorum. Un administrateur ayant un conflit d'intérêts sur tout objet de l'ordre du jour doit déclarer ce conflit d'intérêts au président avant que la réunion ne débute.

Tout administrateur ayant un intérêt personnel dans une transaction soumise pour approbation au conseil d'administration opposé avec l'intérêt de la Société, devra être obligé d'informer le conseil et de faire enregistrer cette situation dans le procès-verbal de la réunion. Il ne pourra pas prendre part à la réunion (mais il sera compté dans le quorum). A l'assemblée générale suivante, avant toute autre résolution à voter, un rapport spécial devra être établi sur toutes transactions dans lesquelles un des administrateurs peut avoir un intérêt personnel opposé à celui de la Société.

Art. 15. Assemblées Générales des Actionnaires. L'assemblée générale des actionnaires représente l'universalité des actionnaires de la Société. Elle a les pouvoirs les plus étendus pour ordonner, exécuter ou ratifier tous les actes relatifs aux opérations de la Société.

L'assemblée générale des actionnaires est convoquée par le conseil d'administration. Les actionnaires représentant un cinquième du capital social souscrit peuvent, conformément aux dispositions de la loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée, requérir le conseil d'administration de convoquer l'assemblée générale des actionnaires.

L'assemblée générale annuelle se réunit, conformément à la loi luxembourgeoise, au siège social de la Société ou à tout autre endroit indiqué dans l'avis de convocation, le deuxième lundi du mois de juin à 14.00 heures.

Si ce jour est un jour férié, légal ou bancaire, à Luxembourg, l'assemblée générale se tiendra le jour ouvrable suivant.

D'autres assemblées générales d'actionnaires peuvent se tenir aux lieux et dates spécifiés dans les avis de convocation respectifs.

Les actionnaires seront convoqués par un avis de convocation énonçant l'ordre du jour et envoyé par lettre recommandée au moins huit jours avant l'assemblée à tout détenteur d'actions à son adresse portée au registre des actionnaires, ou suivant toutes autres instructions données par cet actionnaire.

Chaque fois que tous les actionnaires sont présents ou représentés et se considèrent dûment convoqués et informés de l'ordre du jour, l'assemblée générale peut avoir lieu sans convocation.

Le conseil d'administration peut déterminer toutes autres conditions à remplir par les actionnaires pour pouvoir prendre part aux assemblées générales.

L'assemblée générale des actionnaires désigne son président qui présidera l'assemblée. Le président pourra désigner un secrétaire chargé de dresser les procès-verbaux de l'assemblée.

Les affaires traitées lors d'une assemblée des actionnaires seront limitées aux points contenus dans l'ordre du jour (qui contiendra toutes les matières requises par la loi) et aux affaires connexes à ces points.

Chaque action donne droit à une voix lors de toute assemblée générale. Un actionnaire peut se faire représenter à toute assemblée générale des actionnaires par mandat écrit par un mandataire qui n'a pas besoin d'être actionnaire.

Dans la mesure où il n'en est pas autrement disposé par la loi, les décisions de l'assemblée générale des actionnaires sont prises à la majorité simple des voix des actionnaires présents ou représentés.

Art. 16. Commissaire aux comptes. Les opérations de la société seront surveillées par un ou plusieurs commissaires aux comptes. Le(s) commissaire(s) est(sont) désignés et révoqués par l'assemblée générale des actionnaires. La durée de leur fonction ne peut excéder six (6) ans.

Art. 17. Exercice Social. L'exercice social de la Société commence le premier janvier de chaque année et se termine le trente et un décembre de la même année.

Art. 18. Affectation des Bénéfices Annuels. Des bénéfices nets annuels de la Société, cinq pour cent seront affectés à la réserve requise par la loi. Cette affectation cessera d'être exigée lorsque le montant de la réserve légale aura atteint un dixième du capital social souscrit.

L'assemblée générale des actionnaires dispose librement du bénéfice net annuel.

Des dividendes intérimaires peuvent être versés en conformité avec les conditions prévues par la loi.

Art. 19. Dissolution de la Société. En cas de dissolution de la Société, la liquidation s'opérera par un ou plusieurs liquidateurs, qui n'ont pas besoin d'être actionnaires, nommé(s) par l'assemblée générale qui déterminera les pouvoirs et rémunérations de chaque liquidateur.

Le produit net de la liquidation sera distribué par le(s) liquidateur(s) aux actionnaires, proportionnellement à leur participation dans le capital social.

Art. 20. Modifications des Statuts. Les présents statuts pourront être modifiés périodiquement par une assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises par la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

Art. 21. Loi Applicable. Pour tous les points non spécifiés dans les présents statuts, les parties se réfèrent aux dispositions de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

Art. 22. Langue. Les présents statuts ont été rédigés en anglais, suivi d'une version française. En cas de divergence entre les deux textes, la version anglaise prévaudra.

Dispositions transitoires

1) Le premier exercice social commencera le jour de la constitution et se terminera le 31 décembre 2008.

2) La première assemblée générale annuelle des actionnaires aura lieu en 2009.

Souscription

Les actions sont souscrites comme suit.

Deutsche Börse Aktiengesellschaft, préqualifiée 68.000 actions

Toutes les actions ont été entièrement libérées en espèces, de sorte que la somme de six millions huit cent mille euros (EUR 6.800.000,-) est dès maintenant à la disposition de la Société, ce dont il a été justifié au notaire soussigné.

Frais

Le montant des dépenses, frais, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société ou qui sont mis à sa charge à raison de sa constitution sont évalués à environ trente-neuf mille euros (EUR 39.000,-).

Déclaration

Le notaire soussigné déclare avoir vérifié l'existence des conditions énumérées à l'article 26 de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales et déclare expressément qu'elles sont remplies.

Assemblée Générale Extraordinaire

Les actionnaires, représentant l'intégralité du capital souscrit et se considérant comme dûment convoqués, se sont réunis en assemblée générale extraordinaire.

Après avoir constaté que celle-ci était régulièrement constituée, ils ont pris les résolutions suivantes:

Première résolution

L'assemblée décide de fixer le nombre actuel d'administrateur à trois et d'élire les personnes suivantes comme membres du conseil d'administration pour une période initiale de six ans:

- M. Marcus Thompson, Head of Corporate Finance, avec adresse professionnelle à Neue Börsenstrasse 1, 60487 Frankfurt am Main (Allemagne), né à Lancaster (Grande-Bretagne), le 23 août 1963;

- Mr Jean-Marc Sindic, Director Financial Accounting, avec adresse professionnelle à 42, avenue JF Kennedy, L-1855 Luxembourg, né à Jamoigne (Belgique), le 12 octobre 1964;

- Mr Yves Baguet, Head of IT Development, avec adresse professionnelle à 42, avenue JF Kennedy, L-1855 Luxembourg, né à Nivelles (Belgique), le 24 octobre 1960.

L'assemblée autorise et met son accord que M. Jean-Marc Sindic et M. Yves Baguet peut chacun, de manière individuelle, agir comme délégué à la gestion quotidienne de la Société.

Deuxième résolution

L'assemblée décide de nommer KPMG AUDIT, 31, allée Scheffer, L-2520 Luxembourg, RCS B 103.590, comme commissaire de la Société pour une période devant expirer à l'assemblée générale annuelle réunie pour approuver les comptes de l'exercice social de l'année 2008.

Troisième résolution

Le siège social de la Société est fixé au 42, avenue JF Kennedy, L-1855 Luxembourg.

Quatrième résolution

Conformément à l'article 60 de la loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, l'assemblée générale des actionnaires autorise le conseil d'administration à déléguer la gestion journalière de la Société ainsi que la représentation de la Société en relation avec cette gestion à deux de ses membres.

Le notaire soussigné qui comprend et parle l'anglais, constate que sur demande du comparant, le présent acte est rédigé en langue anglaise suivi d'une version française; sur demande du même comparant et en cas de divergences entre le texte français et le texte anglais, ce dernier fait foi.

Dont acte fait et passé à Senningerberg, en l'étude du notaire soussigné, date à la date susmentionnée.

L'acte ayant été lu au comparant, connu du notaire instrumentant par nom, prénom usuel, état civil et demeure, le comparant a signé avec le notaire, le présent acte.

Signé: Lux Isabelle, Paul Bettingen.

Enregistré à Luxembourg, A.C., le 8 avril 2008, LAC/2008/ 14287. ? Reçu à 0,50%: trente-quatre mille euros (? 34000.-).

Le Receveur (signé): Francis Sandt.

Pour copie conforme délivrée à la société aux fins de publication au Mémorial, Recueil des Sociétés et Associations.

Senningerberg, le 14 avril 2008. Paul BETTINGEN.

Référence de publication: 2008054792/202/509.

(080060419) Déposé au registre de commerce et des sociétés de Luxembourg, le 23 avril 2008.

Shareholding structure of Deutsche Börse Group – economic view (confidential)
as of 1 January 2015


DEUTSCHE BÖRSE
GROUP

Deutsche Börse AG[1]

- 100% Eurex Frankfurt AG[7]
  - 100% Eurex Clearing AG[6]
    - 100% Eurex Clearing Security Trustee GmbH
  - 100% Eurex Repo GmbH[6]
  - 79.44% Eurex Bonds GmbH
  - 85% U.S. Exchange Holdings, Inc.
- 15% U.S. Exchange Holdings, Inc.
  - 100% U.S. Exchange, L.L.C. (dormant)
  - 100% Eurex Services GmbH (dormant)
  - 100% International Securities Exchange Holdings, Inc.
    - 6.31% ICE US Holding Company L.P.
    - 100% International Securities Exchange, LLC
      - 20% The Options Clearing Corporation
      - 8.33% The Options Price Reporting Authority, LLC
    - 100% ISE Mercury, LLC (dormant)
    - 100% ISE ETF Ventures LLC (dormant)
      - 26.44% Hanweck Associates, LLC
      - 18% EDH Resources, Inc.
    - 100% ISE Gemini, LLC
      - 8.33% The Options Price Reporting Authority, LLC
    - 100% ETC Acquisition Corp.
      - 10.6% Quadriserv Inc.
    - 100% Longitude LLC
      - 9.46% BATS Global Markets, Inc
    - 100% Longitude S.A.
      - 2.25% Weather Risk Solutions, LLC
- 100% Eurex Global Derivatives AG
  - 50% Eurex Zürich AG[5]
  - 5% Taiwan Futures Exchange Corp.
- 50% Eurex Zürich AG[5]
- 62.82% European Energy Exchange AG[3]
  - 100% EGEX European Gas Exchange GmbH[8]
  - 100% Global Environmental Exchange GmbH[7]
  - 55.8% Powernext SA
    - 1.5% European Commodity Clearing AG
  - 98.5% European Commodity Clearing AG
    - 100% European Commodity Clearing Luxembourg S.à r.l.
  - 80% EEX Power Derivatives GmbH[8]
    - 20% EEX Power Derivatives GmbH[8]
  - 13.25% EPEX Spot SE
    - 50% EPEX Spot SE
    - 100% EPEX Spot Schweiz AG
    - 60% JV Epex-Soops B.V.
  - 51.7% Cleartrade Exchange Pte. Limited[6]
    - 100% Cleartrade Exchange (UK) Limited
    - 50% Index Marketing Solutions Limited
  - 50% Gaspoint Nordic A/S
  - 20% European Market Coupling Company GmbH i.L.
  - 12% store-x Storage Capacity Exchange GmbH
- 100% Deutsche Boerse Asia Holding Pte. Ltd.
  - 100% Eurex Clearing Asia Pte. Ltd.
- 100% Finnovation S.A.
  - 29.51% Zimory GmbH[9]
  - 49.9% Deutsche Börse Cloud Exchange AG
  - 28.57% Global Markets Exchange Group International LLP
  - 11.53% Digital Vega FX Ltd
- 50.1% Deutsche Börse Cloud Exchange AG
- 30% R5FX Ltd
- 4.91% Bombay Stock Exchange Ltd.
- 100% Impendium Systems Ltd
- 100% Market News International Inc.
  - 100% MNI Financial and Economic Information (Beijing) Co. Ltd.
  - 100% Need to Know News, LLC
- 50.1% STOXX Ltd.
- 50% Infobolsa S.A.
  - 100% Infobolsa Deutschland GmbH
  - 99.99% Difubolsa, Serviços de Difusão e Informação de Bolsa S.A.
  - 81% Open Finance, S.L.
- 49.9% Indexium AG
- 100% Börse Frankfurt Zertifikate Holding S.A. in liquidation
- 100% Börse Frankfurt Zertifikate AG
- 14.29% BrainTrade Gesellschaft für Börsensysteme mbH
  - 14.29% BrainTrade Gesellschaft für Börsensysteme mbH
- 16.2% Deutsche Börse Commodities GmbH
- 30% Bondcube Limited
- 14.86% Tradegate AG Wertpapierhandelsbank
  - 25% Tradegate Exchange GmbH[4]
- 75% Tradegate Exchange GmbH[4]
- 100% Clearstream Holding AG[7]
  - 100% Clearstream International S.A.
    - 100% Clearstream Banking S.A.
      - 100% Clearstream Banking Japan, Ltd.
      - 50% REGIS-TR S.A.
      - 0.95% S.W.I.F.T. SCRL
      - 0.00008% National Settlement Depository
    - 0.51% S.W.I.F.T. SCRL
    - 100% Clearstream Banking AG[10]
    - 100% Clearstream Fund Services Ireland Limited
    - 100% Clearstream Global Securities Services Limited
    - 100% Clearstream Nominees Limited
    - 100% Clearstream Operations Prague s.r.o
    - 100% Clearstream Services S.A.
    - 50% LuxCSD S.A.
- 100% Deutsche Boerse Systems Inc.
- 100% Deutsche Börse Services s.r.o
- 100% Risk Transfer Re S.A.
- 12% PHINEO gAG[11]
- 0.42% ISF Internationale Schule Frankfurt-Rhein-Main GmbH & Co. KG

Special company information

a) **Exchange administrating and operating institutions (in accordance with German law)**
1) of Frankfurter Wertpapierbörse (FWB, the Frankfurt Stock Exchange)
2) of Eurex Deutschland
3) of European Energy Exchange (EEX)
4) of Tradegate Exchange

b) **Specific participation rights**
5) Preference shares or profit participation rights issued

c) **Profit and loss transfer agreement and/or control rights**
6) Including control
7) Excluding control
8) Preference shares issued which grant full control
9) Including treasury stock, excluding phantom shares, represents juridical shareholding
10) Including control, excluding profit and loss transfer
11) In addition, Deutsche Börse AG holds an interest in Phineo Pool GbR which holds an 48 per cent stake in Phineo gAG. This interest is jointly managed.

■ **Founded or acquired since January 2014**

■ **Changes in shareholding structure or company purpose considered for or implemented since January 2014**
- Eurex Frankfurt AG: restructured in Q4/2014, Deutsche Börse AG as new parent company
- U.S. Exchange Holdings, Inc.: restructured in Q4/2014, 15 per cent of shares transferred from Eurex Frankfurt AG to Deutsche Börse AG
- Eurex Services GmbH: restructured in Q4/2014, U.S. Exchange Holdings, Inc. as new parent company
- ISE Gemini, LLC: formerly Topaz Exchange, LLC, change of company name implemented in Q1/2014
- BATS Global Markets, Inc.: merger with Direct Edge ECN LLC implemented in Q1/2014
- European Energy Exchange AG: increase in shareholding implemented in Q4/2014
- EPEX Spot SE: decrease in shareholding held by European Energy Exchange AG in Q1/2015 due to share trade against Powernext SA shares
- Cleartrade Exchange Pte. Limited.: increase in shareholding by European Energy Exchange AG implemented in Q3/2014
- European Market Coupling Company GmbH i.L.: in the process of being liquidated, planned to be completed in Q2/2015
- Digital Vega FX Ltd: decrease in shareholding in Q4/2014 due to conversion of loan into equity by another shareholder
- Bombay Stock Exchange Ltd.: decrease in shareholding in Q4/2014 due to acquisition of United Stock Exchange (USE) through cash/equity funding
- Open Finance, S.L.: increase in shareholding implemented in Q3/2014
- Börse Frankfurt Zertifikate Holding S.A. in liquidation: liquidation planned to be finalised in H1/2015
- Börse Frankfurt Zertifikate AG: all shares transferred to Deutsche Börse AG in Q3/2014
- Bondcube Limited: increase in shareholding implemented in Q3/2014
- Tradegate AG Wertpapierhandelsbank: increase in shareholding implemented in Q4/2014
- Clearstream Banking S.A.: all shares held by Clearstream Holding AG transferred to Clearstream International S.A. in Q1/2014
- Clearstream Fund Services Ireland Limited: planned to be merged with Clearstream Global Securities Services Limited (prior Citco Global Securities Services Ltd.), implementation planned for Q1/2015

Shareholdings divested, liquidated or merged since January 2014
- ID's SAS divested in Q3/2014
- KOMUNUMD LTD divested in Q3/2014
- Imarex ASA divested in Q1/2014
- PRISMA European Capacity Platform GmbH divested in Q1/2014

□ **Company status remained unchanged since January 2014**

* Indicates Foreign Indirect Affiliates.

Exhibit D

Please see the attached Annual Report for the consolidated financials for

1. The financials and Annual Report of Deutsche Borse AG are submitted in response to this Exhibit D.
2. The financials of Eurex Frankfurt, AG are submitted in response to Exhibit D.
3. The financials of U.S. Exchange Holdings, Inc. are submitted in response to Exhibit D.
4. The financials for U.S. Exchange LLC are not available as the U.S. Exchange LLC is inactive and no part of the capital has been paid.
5. The financials of International Securities Exchange Holdings, Inc. are submitted in response to Exhibit D.
6. The financials of International Securities Exchange, LLC are submitted in response to Exhibit D.
7. The financials of ISE Gemini, LLC are submitted in response to Exhibit D.
8. The financials of Longitude LLC are submitted in response to Exhibit D.
9. The financials of ETC Acquisition Corp. are submitted in response to Exhibit D.
10. The financials of Longitude S.A. are submitted in response to Exhibit D.
11. The financials of Finnovation S.A. are submitted in response to Exhibit D.

Deutsche Börse Aktiengesellschaft, Frankfurt/Main
Balance Sheet as at 31 December 2015

Assets	31/12/2015	31/12/2014
	€	€ (thousand)
NONCURRENT ASSETS		
Intangible Assets		
Licenses and similar rights for data processing and software	9,372,547.00	10,049
Goodwill	295,235.00	344
Prepayments	1,602,066.84	805
	11,269,848.84	11,198
Tangible Assets		
Fixtures on third party land	17,429,881.00	19,369
Other assets, furniture and office equipment	34,162,720.77	35,466
Prepayments on account and construction in progress	310,533.78	0
	51,903,135.55	54,835
Financial Assets		
Shares in affiliated companies	6,092,780,390.49	4,707,781
Investments	51,530,797.99	47,111
Loans to companies in which the company has a participating interest	146,318.89	391
Long-Term securities	13,007,592.78	13,011
Other loans	27,424.65	26
	6,157,492,524.80	4,768,320
Total Noncurrent Assets	6,220,665,509.19	4,834,353
CURRENT ASSETS		
Accounts Receivable and Other Assets		
Trade accounts receivable	131,005,818.26	142,493
Receivables from affiliated companies	249,062,476.05	175,445
Receivables from companies in which the company has a participating interest	654,939.92	840
Other current assets	19,216,557.37	20,415
thereof with residual term over 1 year € 4,686,085.43 (previous year € 6,746 (thousand))		
	399,939,791.60	339,193
Cash and Bank Balances	172,284,649.65	235,997
Total Current Assets	572,224,441.25	575,190
DEFERRED EXPENSES AND ACCRUED INCOME	29,216,074.43	28,085
Total Assets	6,822,106,024.87	5,437,628

Shareholder's Equity and Liabilities	Per value of shares acquired for retirement	Subscribed capital before retirement	31/12/2015	31/12/2014
			€	€ (thousand)
SHAREHOLDER'S EQUITY	€	€		
Subscribed Capital	193,000,000.00	-6,276,014.00	186,723,986.00	184,187
Capital Reserve			1,363,355,621.28	1,286,329
Retained Earnings				
Other profit reserves			528,899,343.75	499,767
Unappropriated Surplus			425,000,000.00	400,000
Total Shareholder's Equity			2,503,978,951.03	2,370,283
Provisions				
Provisions for pensions and similar obligations			26,626,204.54	11,222
Provisions for deferred taxes			160,343,299.32	129,328
Other provisions			185,073,655.83	163,908
Total provisions			372,043,159.69	304,458
LIABILITIES				
Bonds			2,660,479,614.03	1,638,421
Trade accounts payable			36,603,399.75	34,232
Amounts owed to affiliated companies			1,213,801,793.28	1,057,331
Amounts owed to companies in which the company has a participating interest			126,705.71	274
Other liabilities			33,319,543.85	32,391
Total Liabilities			3,944,331,056.62	2,762,649
DEFERRED INCOME AND ACCRUED EXPENSES			1,752,857.53	238
Total Shareholder's Equity and Liabilities			6,822,106,024.87	5,437,628

Deutsche Börse Aktiengesellschaft, Frankfurt/Main
Profit and Loss Account
for the period 1 January to 31 December 2015

	2015		2014	
	€	€	€ (thousand)	€ (thousand)
Sales Revenue		1,181,934,045.13		1,074,008
Other Operating Income		168,839,094.82		117,245
thereof from currency translation € 53,045,380.68 (previous year € 8,653 (thousand))				
Personnel Expenses				
Wages and Salaries	-166,976,502.77		-134,509	
Social securities, pensions and other benefits	-27,205,793.03		-19,997	
thereof pensions € 13.083.334,98 (previous year € 14.291 (thousand))		-194,182,295.80		-154,506
Depreciation				
of intangible and tangible assets		-24,366,837.44		-29,748
Other Operating Expenses		-708,437,565.10		-628,317
thereof from currency translation € 88,635,843.85 (previous year € 48,797 (thousand))				
Income from Participating Interests		18,174,161.44		144,468
thereof from affiliated companies € 16,928,539.06 (previous year € 142,110 (thousand))				
Income from Profit and Loss Agreements		147,084,085.65		72,962
Income from Financial Assets: Long-Term Securities and Loans		1,496,921.17		6,338
thereof from affiliated companies € 0.00 (previous year € 0 (thousand))				
Interest and Similar Income		3,329,982.44		557
thereof from affiliated companies € 939,496.22 (previous year € 128 (thousand))				
Depreciation of Current Assets: Financial Assets and Securities		-46,689,326.61		-6,810
thereof from affiliated companies € 30,358,240.02 (previous year € 0 (thousand))				
Interest and Similar Charges		-103,242,261.04		-70,209
thereof from affiliated companies € 3,714,931.79 (previous year € 831 (thousand))				
thereof from addition of discounted interest € 26,624,907.41 (previous year € 17,856 (thousand))				
Profit before Tax from Ordinary Activities		**443,940,004.66**		**525,988**
Tax on Profit		-128,033,551.27		-102,875
Other Taxes		13,992.66		11
Net Income for the Financial Year		**315,920,446.05**		**423,124**
Withdrawals from other profit reserve		109,079,553.95		0
Allocations to other profit reserve		0.00		-23,124
Unappropriated Surplus		**425,000,000.00**		**400,000**



TRANSLATION - AUDITOR'S REPORT

Annual financial statements for the period ended 31 December 2015 and management report

EUREX Frankfurt Aktiengesellschaft
Frankfurt/Main

KPMG AG Wirtschaftsprüfungsgesellschaft

Balance sheet as at 31 December 2015
of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main

Assets	31/12/2015 €	31/12/2014 € thousand
NON-CURRENT ASSETS		
Intangible Assets		
Licences and similar rights	2,040.00	90
	2,040.00	90
Property, plant and equipment		
Operating and business equipment	75,537.82	111
	75,537.82	111
Finacial assets		
Investments in subsidiaries	781,702,845.52	752,253
Other loans	7,005.00	4
	781,709,850.52	752,257
Total non-current assets	781,787,428.34	752,458
CURRENT ASSETS		
Receivables and other assets		
Trade accounts receivable	4,977,697.67	4,596
Accounts receivable from affiliated companies	479,490,132.12	520,966
Other assets	4,640,771.95	2,922
	489,108,601.74	528,484
Bank balances	1,285,578.42	552
Total current assets	490,394,180.16	529,036
PREPAID EXPENSES AND DEFERRED CHARGES	25,072.23	218
Total assets	1,272,206,680.73	1,281,712

Shareholders' equity and liabilities	31/12/2015 €	31/12/2014 € thousand
SHAREHOLDERS' EQUITY		
Subscribed capital	6,000,000.00	6,000
Capital reserve	1,044,920,884.41	1,044,921
Other reserve	283,988.53	43
Unappropriated surplus	71,824,303.67	67.106
Total shareholders' equity	1,123,029,176.61	1,118,070
PROVISIONS		
Provisions for pensions and similar obligations	3,059,518.41	1,203
Provisions for taxes	10,943,515.82	20,331
Other provisions	26,929,123.59	15,564
Total provisions	40,932,157.82	37,098
LIABILITIES		
Trade accounts payable	909,026.73	2,346
Accounts payable to affiliated companies	106,611,698.83	120,850
Other liabilities	724,620.74	3,348
thereof for taxes €490,253.53 (previous year €2.921 thousand)		
Total liabilities	108,245,346.30	126,544
Total shareholders' equity and liabilities	1,272,206,680.73	1,281,712

Income statement
of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main
for the period from 1 January to 31 December 2015

	2015		2014	
	€	€	€ thousand	€ thousand
Other operating income		190,654,411.98		1,061,013
thereof from currency translation €8,894,247.26 (previous year: €238 thousand)				
Personnel expenses				
Wages and salaries	-31,246,310.08		-23,069	
Social security and expenses for pensions and other employee benefits	-10,394,668.09	-41,640,978.17	-3,232	-26,301
thereof for pensions €-1,113,914.13 (previous year: €-1,250 thousand)				
Depreciation and amortization of intangible assets and property, plant and equipment		-132,510.25		-246
Other operating expenses		-145,691,096.13		-138,132
thereof from currency translation €-838,850.78 (previous year: €-1,177 thousand)				
Income from profit transfer agreements		10,892,456.51		31,459
Income from other non-current securities and loans		0.00		637
Other interest and similar income		1,383,784.43		775
thereof from affiliated companies €625,226.36 (previous year: €729 thousand)				
Deprecaiation of financial assets and securities on current assets		-392,898.42		-841,397
Interest and similar expenses		-3,691,842.30		-14,264
thereof to affiliated companies €-0.00 (previous year: €-11,769 thousand)				
thereof from discounting €-3,433,169.32 (previous year: €-1,928 thousand)				
Net operating income		**11,381,327.65**		**73,544**
Taxes on income		-6,663,552.69		-9,879
Other taxes		134.94		3,441
Net income for the year		**4,717,909.90**		**67,106**
Unappropriated profits brought forward		67,106,393.77		0
Unappropriated surplus		**71,824,303.67**		**67,106**

Notes to the financial statements for financial year 2015

Accounting policies

The annual report for Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main (hereinafter referred to as "Eurex Frankfurt") for financial year 2015 was prepared in accordance with the provisions of the Handelsgesetzbuch (HGB, German Commercial Code) and of the Aktiengesetz (AktG, the German Stock Corporation Act).

The total cost accounting method was chosen for the income statement.

The Company is a medium-sized corporation as defined by section 267 (2) of the HGB.

Fixed asset line items denominated in foreign currency have been translated into euro amounts using the exchange rates valid on the date of acquisition; in case of permanent impairment, the conversion is at the period-end exchange rate.

Assets and liabilities denominated in foreign currency have been translated using the European Central Bank (ECB) reference rate or the Bloomberg rates valid at the balance sheet date. If the assets and liabilities denominated in foreign currency have a maturity of one year or less, then HGB sections 253 (1) clause 1 and 252 (1) no. 4 sub-clause 2 were not applied.

Income and expenses denominated in foreign currency were translated on the posting date at the ECB reference rate or the Bloomberg rates.

Purchased intangible assets are carried at cost and amortised using the straight-line method or valued at the lower fair value.

Property, plant and equipment is carried at cost. Depreciable property, plant and equipment is depreciated using the straight-line method over its useful life or valued at its lower fair value. For movable assets, the tax simplification rules regarding the depreciation start date are applied in their valid form on the respective date of acquisition. Low-value fixed assets with acquisition costs of up to €410 were written off directly in accordance with section 6 (2) of the German Income Tax Act (EStG). In this respect, no use was made of the option granted by section 6 (2a) of the EStG to create a compound item.

Shares in affiliated companies stated under financial assets as well as other loans are carried at cost or the lower of fair value.

Receivables and other assets are always carried at their nominal amount. All discernible risks are impaired on an item-by-item basis, while latent risks are considered on a portfolio basis.

Provisions for pensions and other employee benefits have been stated along with the projected benefit obligation on the basis of actuarial tables using the modified "2005 G" mortality tables (generation tables) developed by Dr Klaus Heubeck and fully adjusted in 2011.

Actuarial assumptions		
	31 Dec.	31 Dec.
	%	%
Discount rate	3.89	4.55
Salary growth	3.50	3.50
Pension growth	2.00	2.00
Fluctuation rate (up to age 50, thereafter 0.00%)	2.00	2.00

Calculations for the projected benefit obligations arising from the employee-financed deferred compensation programme were made on the basis of the interest rate issued by Deutsche Bundesbank (the German central bank) of 3.89 per cent (previous year: 4.55 per cent) along with actuarial tables using modified "2005 G" mortality tables developed by Prof Klaus Heubeck and fully adjusted in 2011.

As per section 246 (2) of the HGB, the amount of pension benefits to be paid as at the balance sheet date was offset against the fair value of the asset, which is protected from any creditor claims and is intended exclusively to meet the liabilities arising from pension obligations or other similar long-term obligations to employees (plan assets). The accumulated acquisition costs of these assets are €18,053 thousand (previous year: €15,124 thousand).

The total asset that was offset, which corresponds to an 8.1 per cent share in a domestic alternative investment fund as defined by section 1 (10) of the German Capital Investment Code (KAGB), had a fair value at the balance sheet date of €19,297 thousand (previous year: €16,886 thousand), which is equivalent to the current value as defined by section 278 in conjunction with section 168 of the KAGB. During the period under review, €134 thousand (previous year: €131 thousand) was withdrawn, which corresponds to the amount of current pension payments, and which was immediately added back to the plan assets. A total amount of €3,063 thousand (previous year: €1,237 thousand) was added to the special fund during the reporting period. This asset is protected from any creditor claims and is thus not repayable on demand.

The other provisions have been estimated in consideration of all known risks and unknown liabilities as at the balance sheet date and were estimated at the amount which is required to be paid according to a reasonable commercial assessment. The basis for determining provisions for the Stock Bonus Plan is the Deutsche Börse AG (hereinafter referred to as "DBAG") share price at the reporting date.

The provisions for anniversary payments and early retirement were measured at the amount to be paid in accordance with actuarial principles, and for early retirees measured at present value. The projected unit credit method was applied as the basis of this assessment. During the year under review, the interest rate of 3.89 per cent (previous year: 4.55 per cent) published by Deutsche Bundesbank (the German central bank) was adopted. The modified "2005 G" mortality tables developed by Dr Klaus Heubeck and fully adjusted in 2011 were the basis of these projections.

Deferred taxes are calculated in accordance with section 274 of the HGB on temporary differences between the carrying amounts according to commercial law and their taxable values. Deferred tax liabilities are only reported insofar as they exceed deferred tax assets. In view of the existing single-entity relationship for tax purposes with Eurex Clearing Aktiengesellschaft, Frankfurt/Main (hereinafter referred to as "Eurex Clearing") and Eurex Repo GmbH, Frankfurt/Main (hereinafter referred to as "Eurex Repo"), temporary differences between the carrying amounts according to commercial law and the taxable values were accounted for at the level of the controlling company, Eurex Frankfurt. From 1 January 2016 a uniform corporation tax rate of 15 per cent plus a solidarity surcharge of 5.5 per cent apply. Taking trade tax into account, this results in a total rounded tax rate of 27.5 per cent. The calculation of deferred taxes is based on the combined income tax rate of all the companies comprising the single-entity for tax purposes with Eurex Frankfurt, which currently stands at 27.5 per cent.

As at 31 December 2015, the excess of deferred tax assets amounted to €6.6 million (previous year: €3.5 million). The excess of deferred tax assets is mainly the result of differences in the carrying amounts in the provisions for pensions, their related cover assets and other provisions.

In accordance with section 274 (1) clause 2 of the HGB, the Company refrained from reporting the excess of deferred tax assets. Deferred taxes are calculated on the basis of the tax rates in effect or expected in Germany on the date they are recovered.

There were no carryforwards of tax losses as at the reporting date.

In accordance with section 253 (1) clause 2 of the HGB, these liabilities are treated with their respective payment amounts as deferred items.

Notes to the balance sheet

Fixed assets

The changes in fixed assets are described in the statement of changes in fixed assets.

Under financial investments, the investment in Eurex Clearing was increased by €25,000 thousand and the investment in Eurex Repo GmbH was increased by €4,450 thousand.

Shares in affiliated companies

As at 31 December 2015, Eurex Frankfurt had shares in affiliated companies as follows:

Company	Domicile	Equity in € thous.	2015 net profit/loss in € thous.	Equity interest direct (indirect)
Eurex Bonds GmbH	Frankfurt/Main	10,440	905	79.44%
Eurex Clearing AG	Frankfurt/Main	314,813	1,097[1)]	100.00%
Eurex Clearing Security Trustee GmbH	Frankfurt/Main	78	1	(100.00%)
Eurex Repo GmbH	Frankfurt/Main	7,000	9,756[1)]	100.00%
U.S. Exchange Holdings, Inc., Chicago,	Chicago, USA	US$ 2,804,807 thous.	US$ -12,112 thous.	85.00%
Eurex Services GmbH	Frankfurt/Main	100	1	(85.00%)
International Securities Exchange Holdings, Inc.	New York, USA	US$ 1,695,127 thous.	US$ 39,710 thous.	(85.00%)
International Securities Exchange, LLC	New York, USA	US$ 96,402 thous.	US$ 44,611 thous.	(85.00%)
ETC Acquisition Corp.	New York, USA	US$ 4,085 thous.	US$ 150 thous.	(85.00%)
Longitude LLC	New York, USA	US$ 2,490 thous.	US$ 291 thous.	(85.00%)
Longitude S.A.	Luxembourg, Luxembourg	US$ 1,512 thous.	US$ 546 thous.	(85.00%)
ISE Gemini, LLC	New York, USA	US$ 7,069 thous.	US$ 15,441 thous.	(85.00%)

[1)] before profit transfer

Receivables from affiliated companies

In particular, this balance sheet item comprises receivables from cash pooling vis-à-vis DBAG of €271,261 thousand (previous year: €281,104 thousand), a loan from the 2014 internal restructuring in the amount of €81,810 thousand (previous year: €81,800 thousand), receivables (after item-by-item and portfolio impairment) in the Company's own name for the account of DBAG and Eurex Global Derivatives AG, Zurich, Switzerland of €61,288 thousand (previous year: €58,019 thousand) and receivables from profit transfer agreements of €10,892 thousand (previous year: €31,459 thousand). The receivables from affiliated companies include receivables from banks of €1,514 thousand (previous year: €2,428 thousand).

Equity

Fully paid-in share capital (subscribed capital) amounts to €6,000,000, divided into 6,000,000 no-par value registered shares.

The Company's capital reserves amount to €1,044,921 thousand (previous year: €1,044,921 thousand).

The Company's capital reserves and retained earnings performed as follows:

	€ (thousand)	€ (thousand)
Capital reserves		
Brought forward as at 1 January 2015	1,044,921	
Addition	0	
Balance as at 31 December 2015		1,044,921
Retained earnings		
Other retained earnings		
Brought forward as at 1 January 2015	43	
Addition from 2015 net income	241	
Balance as at 31 December 2015		284

As the fair value of the plan assets is higher than their acquisition cost when deferred tax liabilities are taken into account, there is a block on distributions in accordance with section 268 (8) of the HGB in the amount of €902 thousand (previous year: €1,304 thousand).

Provisions for pensions and other employee benefits

Pension liabilities on the basis of section 246 (2) clause 2 of the HGB	
	€ (thousand)
Pension obligations payable	(22,356)
Fair value of plan assets	19,297
Provisions for pension obligations	**(3,059)**

Netting profit and loss	
	€ (thousand)
Expenses arising from pension obligations	602
Net expense stated under personnel expenses	**602**
Interest expense arising from pension obligations	3,305
Write-down on cover assets	518
Income from cover assets	(125)
Net expenses stated under financial result	**3,698**

Other provisions

Other provisions, amounting to €26,929 thousand, comprise the following:

	€ (thousand)
Other personnel provisions	13,650
Stock bonus plans	5,503
Variable remuneration	5,010
Outstanding invoices	1,650
Claims	976
Miscellaneous provisions	140
	26,929

Liabilities

Liabilities are divided into the categories below. Lien rights or similar rights are not included in liabilities.

Figures in € thousand	Total amount	Thereof: up to 1 year
Trade payables (previous year)	909 (2,346)	909 (2,346)
Liabilities towards affiliated companies (previous year)	106,612 (120,850)	106,612 (120,850)
- Thereof trade payables (previous year)	39,187 (54,056)	39,187 (54,056)
- Thereof other liabilities (previous year)	67,425 (66,794)	67,425 (66,794)
Other liabilities (previous year)	724 (3,348)	724 (3,348)
- Thereof taxes (previous year)	490 (2,291)	490 (2,291)
Total liabilities **(previous year)**	**108,245** **(126,544)**	**108,245** **(126,544)**

Furthermore, the liabilities towards affiliated companies comprise liabilities in the Company's own name for the account of DBAG and Eurex Global Derivatives AG of €67,275 thousand (previous year: €66,585 thousand).

The corresponding positions on the assets side comprise receivables in the Company's own name for the account of DBAG and Eurex Global Derivatives AG of €61,287 thousand (previous year: €58,019 thousand). Since the figures are presented as at the balance sheet date, an amount of €5,422 thousand is still reported under trade receivables and €368 thousand is reported as fiduciary cash.

The liabilities towards affiliated companies include liabilities to the shareholder DBAG of €14,558 thousand (previous year: €16,428 thousand), to Eurex Clearing of €11,384 thousand (previous year: €12,633 thousand) and to Stoxx Ltd., Zurich, Switzerland of €7,536 thousand (previous year: €3,685 thousand).

Income statement disclosures

Sales revenue

The Company did not generate any sales revenue. The connection fees generated by Eurex Frankfurt in 2015 were passed on in full to DBAG and Eurex Zürich AG, Zurich, Switzerland.

Other operating income

Other operating income amounting to €190,654 thousand (previous year: €1,061,013 thousand) consists of:

	31 Dec. 2015	31 Dec. 2014
	€ (thousand)	€
Management services for Eurex Frankfurt (less the portion attributable to Eurex Clearing)	151,054	144,487
Management services for Eurex Zürich AG	17,513	6,755
Income from currency valuation	8,894	238
Agency agreement services for DBAG	4,633	4,116
Income from the provision of price information for DBAG	2,468	2,468
Agency agreement services for other Group companies	1,455	2,517
Income from services for the European Energy Exchange, Leipzig towards DBAG	1,277	651
Income from the disposal of shares in companies	0	895,101
Miscellaneous	3,360	4,680
	190,654	1,061,013

Other operating expenses

Other operating expenses amounting to €145,691 thousand (previous year: €138,132 thousand) consist of:

	31 Dec. 2015	31 Dec. 2014
	€ (thousand)	€
Costs for pricing and securities services	35,767	31,601
Licence costs for software and maintenance arising from the business with Finnovation SA Luxembourg, Luxembourg, Luxembourg	35,130	31,903
Costs arising from agency agreements	34,772	33,299
Non-deductible input tax	17,527	18,170
General consulting costs	4,457	7,370
Costs for travel, hospitality and representation	2,114	2,377
Costs for advertising and marketing	1,632	4,982
Costs relating to currency translation	839	1,177
Miscellaneous	13,453	7,253
	145,691	138,132

Tax on profit

In the financial year just ended, tax on profit amounted to €6,664 thousand (previous year: €9,878 thousand).

Auditor's fee

In accordance with section 285 no. 17 of the HGB, disclosures as to the auditor's fee are contained in the notes to the consolidated financial statements of DBAG.

Other financial obligations

Other financial obligations relate to lease, maintenance and other agreements arising from internal obligations. In financial year 2015, approximately €96.0 million (previous year: €71.3 million) will be required for this purpose. There are obligations from agency agreements towards Finnovation S.A., Luxembourg (€49.4 million; previous year: €31.2 million), Stoxx Ltd. (€31.2 million; previous year: €23.2 million) and DBAG (€15.2 million; previous year: €16.9 million).

Other disclosures

Supervisory Board

The members of the Supervisory Board are:

Dr Hugo Bänziger *(Deputy Chairman until 29 January 2015; Chairman from 30 January 2015)*	Managing Partner, Lombard Odier Group, Geneva Chairman of the Supervisory Board, Eurex Clearing AG Frankfurt/Main
Dr Reto Francioni *(Chairman until 29 January 2015; Deputy Chairman from 30 January until 31 May 2015)*	Chairman of the Executive Board, Deutsche Börse AG, Frankfurt/Main (until 31 May 2015)
Richard Berliand	Management Consultant – Executive Director, Richard Berliand Limited, Ashtead Surrey
Serge Demolière	Member of the Board of Management, Landesbank Berlin AG, Berlin
Martin Klaus	Member of the Board of Trustees, Pension Fund of Credit Suisse Group, Zurich
Susanne Klöß	Management Director, Global Head of Credit Products, Deposits & Payments, Member of the PBC Global Executive Committee, Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt/Main
Dr h.c. Petra Roth	Former mayor of Frankfurt/Main, Member of the Advisory Council of Consileon Business Consultancy GmbH, Frankfurt/Main
Jürg Spillmann	Former Deputy Chief Executive Officer of Eurex Zürich AG, Zürich and Eurex Frankfurt AG, Frankfurt/Main
Hauke Stars	Member of the Executive Board, Deutsche Börse AG, Frankfurt/Main

In the year under review, the members of the Supervisory Board received remuneration of €140 thousand.

Executive Board

The members of the Executive Board are:

Andreas Preuß *(Chairman until 6 March 2016)*	Chief Executive Officer & Chief Operations Officer
Dr Thomas Book (Chairman from 7 March 2016)	Chief Executive Officer & Chief Operations Officer
Brendan Bradley	Responsible for Innovation Management
Mehtap Dinc	Responsible for Product Research & Development
Gary Katz	Responsible for U.S. Relations
Michael Peters	Responsible for Sales & Marketing
Peter Reitz	Responsible for European Energy Exchange/Repo

In 2015, the total remuneration of members of the Executive Board amounted to €3,944 thousand (previous year: €3,036 thousand). Total compensation includes share-based remuneration of €107 thousand (previous year: €-563 thousand). In the year under review, the corresponding shares were valued at the market price on the balance sheet date. For each Executive Board member, the estimated number of shares (1,255) is based on a DBAG share price of €81.39 as at the balance sheet date.

The compensation of former members of the Executive Board and their surviving dependants amounted to €123 thousand in 2015 (previous year: €120 thousand). A total of €3,022 thousand (previous year: €2,732 thousand) has been reserved for pension obligations to former members of the Executive Board and their surviving dependants.

Employees

As at 31 December 2015, the number of employees at Eurex Frankfurt (excluding the Executive Board) was 170 (previous year: 165). During financial year 2015, the average number of employees was 168.0 (previous year: 164.0). Of these 168.0 employees, 24 employees worked part-time and 4 employees were on maternity leave or received the German parental allowance. Taking part-time staff into account, there was an average of 145.0 full-time equivalent (FTE) employees during the year (previous year: 151.0).

Intercompany agreements

As part of the profit transfer agreement concluded between Eurex Frankfurt and Eurex Clearing, the latter is obliged to transfer its net profit for the year to Eurex Frankfurt, minus any losses carried forward from the previous year and the amount required by section 300 of the AktG to be added to the reserves. At the same time, during the term of the agreement, Eurex Frankfurt is required to make up any annual deficit incurred at Eurex Clearing through loss absorption, provided such losses have not already been offset through transfers from other retained earnings added during the term of the agreement.

In addition, profit transfer agreements have been concluded between Eurex Frankfurt and Eurex Repo. The latter is obliged to transfer its net profit to Eurex Frankfurt. At the same time, during the term of the agreement, Eurex Frankfurt is obliged to compensate any annual deficit incurred by Eurex Repo through loss absorption.

Group structure

Eurex Frankfurt is incorporated into the consolidated accounts of Deutsche Börse AG, Frankfurt/Main, which may be viewed at the business premises of our Company. These consolidated financial statements exempt the Company from the requirement to produce accounts in accordance with the HGB. The consolidated financial statements of DBAG are prepared on the basis of International Financial Reporting Standards (IFRS) and published in the electronic German Federal Gazette.

In accordance with section 20 (4) of the AktG, Deutsche Börse AG has notified us that it holds a majority interest in our Company.

Frankfurt/Main, 16 March 2016

Eurex Frankfurt Aktiengesellschaft


Dr Thomas Book


Brendan Bradley


Mehtap Dinc


Gary Katz


Michael Peters


Peter Reitz

Eurex Frankfurt AG, Frankfurt am Main

Statement of changes in non-current assets as at December 31, 2015

	Costs						Depreciation and amortization							Carrying amounts	
	Balance as at 01.01.2015	Diff. in exchange rate 2015	Additions 2015	Disposals 2015	Reclassification 2015	Balance as at 31.12.2015	Balance as at 01.01.2015	Diff. in exchange rate 2015	Depreciation 2015	Write-Ups 2015	Disposals 2015	Reclassification 2015	Balance as at 31.12.2015	31.12.2015	31.12.2014
	€	€	€	€	€	€	€	€	€	€	€	€	€	€	T€
Intangible assets															
Licenses and similar rights	1,155,288.32	0.00	404.61	0.00	0.00	1,155,692.93	1,064,942.32	0.00	88,710.61	0.00	0.00	0.00	1,153,652.93	2,040.00	90
	1,155,288.32	0.00	404.61	0.00	0.00	1,155,692.93	1,064,942.32	0.00	88,710.61	0.00	0.00	0.00	1,153,652.93	2,040.00	90
Property, plant and equipment															
Operating and business equipment	465,963.06	0.00	7,913.01	18,403.08	0.00	456,472.99	355,543.30	-4.69	43,799.64	0.00	18,403.08	0.00	380,935.17	75,537.82	111
	466,963.06	0.00	7,913.01	16,403.08	0.00	456,472.99	355,543.30	-4.69	43,799.64	0.00	18,403.08	0.00	380,935.17	75,537.82	111
Financial assets															
Investments in subsidiaries	2,292,848,164.15	0.00	29,450,000.00	0.00	0.00	2,322,298,164.15	1,540,595,318.63	0.00	0.00	0.00	0.00	0.00	1,540,595,318.63	781,702,845.52	752,253
Other loans	3,478.23	0.00	3,526.77	0.00	0.00	7,005.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	7,005.00	4
	2,292,851,642.38	0.00	29,453,526.77	0.00	0.00	2,322,305,169.15	1,540,595,318.63	0.00	0.00	0.00	0.00	0.00	1,540,595,318.63	781,709,850.52	752,257
	2,294,473,893.76	0.00	29,461,844.39	18,403.08	0.00	2,323,917,335.07	1,542,015,804.25	-4.69	132,510.25	0.00	18,403.08	0.00	1,542,129,906.73	781,787,428.34	752,458

Management report for financial year 2015

1. Basic principles and business model

Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main (hereinafter referred to as "Eurex Frankfurt") is the administrating and operating institution of the public-law Eurex Deutschland stock exchange. Eurex Deutschland is an institution under public law with partial legal capacity and operates a fully electronic trading platform for concluding derivatives transactions, in particular standardised derivatives contracts such as options and futures. The orders and quotes entered into the T7 trading system are automatically processed and consolidated there. Transactions that originate via this trading platform are transactions on Eurex Deutschland and, insofar as both stock exchange participants involved in such a transaction are also authorised to trade on Eurex Zürich AG, Zurich, Switzerland (hereinafter referred to as "Eurex Zürich"), they are also transactions on Eurex Zürich. Eurex Clearing AG, Frankfurt/Main (hereinafter referred to as "Eurex Clearing") becomes a contractual partner for invoicing and processing derivatives transactions for every derivatives transaction that is executed via the trading system used by Eurex Deutschland and Eurex Zürich. Furthermore, Eurex Frankfurt holds equity investments, in particular in Eurex Repo GmbH, Frankfurt/Main (hereinafter referred to as "Eurex Repo"), Eurex Bonds GmbH, Frankfurt/Main (hereinafter referred to as "Eurex Bonds"), Eurex Clearing, U.S. Exchange Holdings Inc., Chicago, USA (hereinafter referred to as "U.S. Exchange Holdings") and indirectly in International Securities Exchange Inc., New York, USA (hereinafter referred to as "ISE").

The business purpose of Eurex Frankfurt is to operate stock exchanges, including electronic stock exchanges for derivatives transactions (in particular options and futures) and securities exchanges in accordance with statutory requirements; to plan, develop and execute electronic data processing, in particular in the area of the stock exchange, clearing and securities business of financial institutions including the execution, creation, processing and sale of information pertaining to securities and/or derivatives; and to provide auxiliary services to companies active in the stock exchange, clearing and securities business, in particular by carrying out centralised services in all areas of activity for these market participants. As a result, the company provides services across the entire value chain in the trading, settlement and processing of derivatives market products as well as bond and repo transactions.

The markets operated by Eurex Frankfurt are the Eurex derivatives market, the ISE derivatives market for US shares and index options, and the markets for repo transactions on Eurex Repo and for bond transactions on Eurex Bonds. The Eurex derivatives market comprises trading on Eurex Deutschland and the transactions between market participants involved in Eurex Zürich.

Derivatives markets offer derivatives as financial market instruments for trading purposes. In particular, these derivatives serve to hedge future market/price risks on financial and other markets such as commodities or energy. They significantly increase a company's planning reliability and thus promote growth and employment in the real economy.

The new regulatory conditions adopted in recent years are a key factor in the development of the business strategy of Eurex Frankfurt. With the European Market Infrastructure Regulation (EMIR), the Markets in Financial Instruments Regulation/Directive (MiFIR/MiFID II) and Basel III and its adoption into European law by the Capital Requirements Regulation/Directive (CRR/CRD IV), new centralised regulations have been developed in recent years and gradually made mandatory or they have been partially implemented in 2015 or will be introduced from 2016.

The management of an efficient liquidity pool with optimal market integrity and efficiency combined with a global portfolio of products and services makes Eurex Frankfurt a globally active market place provider for derivatives. At the same time, Eurex Frankfurt maintains an ongoing dialogue with financial market participants and regulatory authorities in order to consistently adapt the type and scope of its product and service offering to meet changing needs. A combination of four factors is key to the success of its business model:

Distribution

The Eurex derivatives market offers trading participants access to its product and service range through a global trading network. In order to expand its global distribution network, Eurex Frankfurt will continue to expand the opportunities to connect directly to the trading network, in particular in the Asian region.

Products and services

On the product development side, the Eurex derivatives market plans to consistently develop the existing portfolio in line with market requirements. As a result, the product classes of European equity, index and interest derivatives will be further complemented by issues on new underlyings. The diversification of the product offering of equity and index derivatives to include dividend and volatility derivatives or to include other government bonds from Italy, France and Spain by means of interest derivatives will be continued. In the areas of index derivatives on regional indices for industrialised nations (developed markets) and country indices of emerging markets, Eurex Frankfurt is focusing on product alliances with other derivative exchanges worldwide and on a broad range of products in the MSCI index family. Eurex Frankfurt further diversified its product portfolio in the year under review to offer market participants as many different alternatives as possible for hedging and implementing their trading strategies.

Technology

The T7 trading platform for the Eurex derivatives market is based on a flexible operating system, an integrated high-performance messaging architecture, a high-speed communication interface and reliable database systems. This serves to significantly reduce the time required to launch new products and functionalities. The T7 trading platform offers market participants an industry-leading solution. In addition to the Eurex derivatives market, the ISE, European Energy Exchange (EEX) and Bombay Stock Exchange (BSE) use the completely internally developed derivatives market system, which is based on a global trading architecture from the companies of the Deutsche Börse Group.

Clearing

A further strategic initiative of Eurex Frankfurt relates to the expansion of the risk and trade management business of the Eurex Clearing subsidiary. EMIR provides the fundamental regulatory framework for Eurex Clearing, under which Eurex Clearing was licensed as a central counterparty in 2014. Furthermore, a clearing obligation for standardised OTC derivatives is also being introduced by EMIR. In future, such derivatives must be cleared with central counterparties. One area of focus for Eurex Clearing in 2015 was therefore the connectivity business and the further development of the EurexOTC Clear offering, which enables clearing members and their customers to settle a significant number of their interest rate swaps through Eurex Clearing.

The foundations for the definitive introduction of the regulatory obligation to centrally clear OTC derivatives pursuant to EMIR were laid by the responsible EU authorities at the end of the reporting period. The clearing requirement is expected to take effect on 21 June 2016.

Branches

Since 14 January 2011, Eurex Frankfurt has had a registered branch office in Singapore in order to expand and strengthen its business activities in the Asia/Pacific region.. The main duties are to market the products and services of Eurex Frankfurt, maintain existing business relationships, launch cooperation projects and win new market participants from the Asia/Pacific region, the Middle East and other emerging markets.

2. Report on economic position

2.1. Macroeconomic and sector-specific environment

The economic development in the industrialised nations was robust in the year under review and largely met expectations. The economic development of various up-and-coming economies and a few emerging markets continued to lag behind their prospects for growth, hampered by structural problems as well as macroeconomic and financial imbalances. In addition, several emerging countries which extract raw materials suffered due to the low commodities prices. The recovery in the global economy thus remained uneven, with global economic indicators and the available country data pointing to sustained moderate global economic growth.

In most of the leading industrialised nations outside the euro zone, in particular in the US and UK, the economy stabilised as a whole during the course of the year. The US Federal Reserve Bank (Fed) enacted a significant monetary measure on 16 December by raising benchmark rates by 25 basis points to the new target range of 0.25 to 0.50 per cent. This marked the end of a seven-year period in which interest rates had remained unchanged. The Fed had lowered the benchmark rate to the previously applicable rate of 0 to 25 basis points on 16 December 2008.

The economy held its ground in Asia's emerging markets, including China and India, and in the Central and Eastern European countries. Russia saw its economic power slump due to low oil prices, existing limitations on external financing and weak business confidence. Latin American growth also went into negative territory during 2015.

The economic recovery in the euro zone continued slowly over the course of the year. GDP rose overall and was only slightly below the level it had reached before the start of the global financial crisis at the beginning of 2008. Growth in the domestic economy was carried along by private consumption and slight increases in exports. The unemployment rate in the euro zone continued to decline. With a relaxed monetary policy, a weak euro and favourable commodity prices, impulses for growth continued to emerge.

As part of its European interest rate policy, the European Central Bank (ECB) lowered its deposit facility rate by another 10 basis points to -0.3 per cent. In addition, it is planning to extend its bond purchase programme which was launched in March 2015 by six months, i.e. until March 2017, and to expand the range of securities to be acquired to include municipal and regional debt instruments. Repayments of maturing bonds are to be reinvested. The ECB also promised to provide banks with unlimited liquidity in relation to their refinancing business until at least the end of 2017.

The services provided through the business activities of Eurex Frankfurt as an operator of trading and clearing systems give participants in the financial and capital markets the ability to exchange financial instruments in an organised manner as investment or hedging transactions. The environment on the financial and capital markets was considerably impacted by the low interest rate policy of the central banks as well as increased share prices and index levels in the area of cash markets, along with increased market volatility.

Market capitalisation in the global equity markets was 5 per cent higher than in the previous year based on daily averages, with increased market volatility over the course of the year and average listings on volatility indices such as the VIX (+18 per cent), VSTOXX (+32 per cent) and VDAX (+35 per cent) up year-on-year. The economic and political uncertainties translated into investments in derivatives to hedge the risks related to the real economy. The implementation of the required regulatory changes on the part of institutional customers was one of the core issues during the period under review. Trading on the euro zone derivatives markets in financial market derivatives such as index, interest rate and equity products thus rose compared with the relatively low levels of the previous year.

2.2. Business development

Eurex Frankfurt generated a profit of €4.7 million, thus outperforming the previous year's earnings adjusted for the effects of the internal reorganisation. Earnings before taxes, write-downs and income from profit transfer agreements amounted to €0.6 million (previous year, adjusted for effects of the internal reorganisation: €-14.1 million), and are therefore significantly higher than the previous year's forecast.

The development of the trading and clearing volume of Eurex Frankfurt will now be discussed in detail. Due to existing agreements and the transfer of sales revenues to Deutsche Börse AG, Frankfurt/Main (hereinafter referred to as "DBAG") and Eurex Global Derivatives AG, Zurich,

Switzerland (hereinafter referred to as "Eurex Global"), these have no direct impact on results of operations or the financial or net asset situation of Eurex Frankfurt.

In an environment of increased investments and transactions in European interest and equity index derivatives, the business trend in 2015 was positive and therefore slightly better than predicted in the previous year.

In total, 2,272.4 million contracts were traded on the Eurex and ISE derivatives markets in 2015, a year-on-year increase of 8 per cent (previous year: 2,097.9 million). This is equivalent to a daily average of around 9.0 million contracts (previous year: 8.3 million). The Eurex trading volume in futures and options was 1,672.6 million contracts, up 12 per cent on the previous year (previous year: 1,490.5 million). The volume of US options traded on ISE decreased by 1 per cent to 599.8 million contracts (previous year: 607.4 million).

As in the previous year, equity index derivatives traded on the Eurex exchange remained the product group with the highest trading volume. Trading of these derivatives increased by 17 per cent year-on-year to 837.7 million contracts (previous year: 715.0 million). The increase is primarily due to higher volatility compared with the previous year. By far the most commonly traded products were contracts on the EURO STOXX 50® index, with 341.8 million futures (previous year: 293.8 million) and 314.5 million options (previous year: 241.3 million).

The volume of equity derivatives contracts (single-stock options and futures) traded in the year under review was 311.8 million (previous year: 303.5 million), an increase of 3 per cent.

The volume of interest rate derivatives traded in the year under review increased by 10 per cent to 509.1 million (previous year: 461.3 million). Included in this are derivatives on French, Italian and – from the fourth quarter of the year under review – Spanish government bonds. Eurex has gradually introduced these products since 2009 to expand its range of long-term European interest rate derivatives. These increased by 37 per cent to 52.8 million (previous year: 38.6 million).

On ISE and ISE Gemini, market participants traded 599.8 million US option contracts in the year under review (previous year: 607.4 million). In a highly competitive market environment, the market share of ISE and ISE Gemini in US equity options stood at 16.0 per cent (previous year: 15.8 per cent).

At Eurex Repo, the market place for the collateralised money market and for the General Collateral Pooling (GC Pooling) range, the average outstanding volume dropped in the year under review by 20 per cent to €172.8 billion (previous year: €214.6 billion, single-counted for both periods). As a result of the low interest rate environment and the ECB's bond purchase programme, many bonds which could act as collateral for repo transactions are being taken off the market. In addition, high surplus liquidity means that participants have less need for refinancing. For GC Pooling the average outstanding volume decreased by 11 per cent to €140.9 billion (previous year: €158.5 billion). The average outstanding volume in the euro market amounted to €31.9 billion (previous year: €41.0 billion). As the Swiss National Bank (SNB) has not taken any monetary policy measures in repo and money market instruments since August 2011 and there ceased to be any outstanding volume on Eurex Repo, there will be no special product range in cooperation with the SNB for the foreseeable future. Consequently, the volume in the Swiss franc repo market is no longer explicitly reported. Within the GC Pooling range, investors have been able to conduct transactions in Swiss francs as well as in euros and US dollars since December 2014.

Eurex continued to diversify its product portfolio in the year under review to offer market participants as many different alternatives as possible for hedging or implementing their trading strategies. Volatility derivatives demonstrate that new products can generate sustainable growth in the medium term. Trading in these derivatives, which was launched in 2009 and has been continuously expanded ever since, once again posted double-digit percentage growth of 35 per cent in the reporting year to 13.9 million contracts (previous year: 10.3 million).

2.3. Results of operations, financial position and net assets

2.3.1. Results of operations

The company has no sales revenues. The connection fees generated by Eurex Frankfurt in 2015 were passed on in full to DBAG and, via Eurex Zürich, to Eurex Global.

Other operating income amounted to €190,654 thousand (previous year: €1,061,013 thousand). The decrease is due to the effects of an internal reorganisation in the previous year.

Other operating expenses were higher than in the previous year at €145,691 thousand (previous year: €138,133 thousand). The increase is mainly due to licensing and maintenance fees for the T7 trading system in the amount of €35,130 thousand (previous year: €31,903 thousand), which have been payable to Finnovation S.A. Luxembourg, Luxembourg, Luxembourg since May 2013, and to the volume-based obtaining of price information and index licences of €31,938 thousand (previous year: €20,811 thousand).

Income from profit transfer agreements fell to €10,892 thousand (previous year: €31,459 thousand). This is largely because profits are no longer transferred from Eurex Services GmbH, Frankfurt/Main.

2.3.2. Financial position

Eurex Frankfurt's equity amounts to €1,123,029 thousand (previous year: €1,118,070 thousand) and is comprised of subscribed capital of €6,000 thousand (previous year: €6,000 thousand), capital reserves of €1,044,921 thousand (previous year: €1,044,921 thousand) and other retained earnings in the amount of €284 thousand (previous year: €43 thousand).

Fixed assets amounted to €781.787 thousand (previous year: €752,458 thousand), which was largely accounted for by shares in affiliated companies. In the year under review, the cover ratio of fixed assets by equity was 144 per cent (previous year: 149 per cent).

Eurex Frankfurt is incorporated into Deutsche Börse AG's cash pooling system.

The current assets of Eurex Frankfurt amounted to €490,394 thousand in the year under review (previous year: €529,036 thousand), and consisted among other things of cash and bank balances worth €1,286 thousand (previous year: €552 thousand) and receivables from cash pooling (less interest receivables) in the amount of €271,261 thousand (previous year: €281,104 thousand) as well as a loan from the 2014 internal restructuring in the amount of €81,810 thousand (previous year: €81,810 thousand). This is compared to liabilities to affiliated companies in the amount of €106,612 thousand (previous year: €120,850 thousand). A loan of USD 127 million granted by Deutsche Börse as part of the internal restructuring was repaid in February 2015.

Regular payments in connection with the existing operational management agreement result in inflows of liquidity. There is also a credit line with DBAG in the amount of €50,000 thousand for refinancing purposes.

Cash and cash equivalents (defined as cash and bank balances and receivables from cash pooling less liabilities from cash pooling) amounted to €354,396 thousand in 2015 (previous year: €281,652 thousand).

The cash flow from operating activities amounted to €-2,274 thousand in 2015 (previous year: €16,890 thousand). The reduction was mainly due to an internal restructuring that was carried out in financial year 2014.

2.3.3. Net assets

The fixed assets of Eurex Frankfurt amounted to €781,787 thousand in the year under review (previous year: €752,458 thousand). They mainly consist of shares in affiliated companies.

The company only has small quantities of intangible assets and property. This is mainly due to the fact that Eurex Frankfurt receives the software it needs to operate the derivatives market from Deutsche Börse AG and EGAG free of charge and has been using the T7 trading system since 2013 based on a licence agreement with Finnovation S.A. All other operational resources necessary to operate the derivatives market are provided by Deutsche Börse AG under agency agreements.

Current assets amounted to €490,394 thousand (previous year: €529,036 thousand). The decrease is mainly due to receivables from affiliated companies in the amount of €479,490 thousand (previous year: €520,966 thousand). They include receivables from profit transfer agreements of €10,892 thousand (previous year: €31,459 thousand) and receivables from cash pooling (less interest receivables) in the amount of €271,261 thousand (previous year: €281,104 thousand) as well as a loan from the 2014 internal restructuring in the amount of €81,810 thousand (previous year: €81,810 thousand).

The equity of Eurex Frankfurt amounted to €1,123,029 thousand as at the end of the financial year (previous year: €1,118,070 thousand). The equity ratio of Eurex Frankfurt was 88.3 per cent (previous year: 87.2 per cent).

Trade payables fell in the financial year just ended to €909 thousand (previous year: €1,184 thousand). Liabilities to affiliated companies fell to €106,612 thousand (previous year: €120,850 thousand) and they mainly involve liabilities held in trust in the amount of €67,275 thousand (previous year: €66,585 thousand).

Overall, the Company's results of operations, financial position and net asset situation are in good order. Eurex Frankfurt was always able to meet its payment obligations in financial year 2015.

2.4. Financial and non-financial performance indicators

2.4.1. Financial performance indicators

The result from ordinary business activity in the reporting year was €11,381 thousand (previous year: €73,544 thousand). This includes income from profit transfer agreements of €10,892 thousand (previous year: €31,459 thousand). Tax of €6,663 thousand was incurred on this result (previous year: €6,438 thousand). The resulting net income of €4,718 thousand (previous year: €67,106 thousand) is reported as a net profit.

Eurex Frankfurt considers earnings before taxes, write-downs and income from profit transfer agreements to be a key indicator of financial performance.

2.4.2. Non-financial performance indicators

Because of the company's activities as the institution responsible for operating and administrating a stock exchange, it considers trading volume to be a performance indicator; it should be noted here that trading volume does not have a direct impact on Eurex Frankfurt's net income due to the operational management agreement.

3. Report on post-balance sheet date events

On 9th March 2016, Deutsche Börse and Eurex Frankfurt have entered into an agreeement with NASDAQ, Inc., New York, USA regarding the sale of International Securities Exchange Holdings and ISE's holding company U.S. Exchange Holdings to NASDAQ for a total cash consideration of 1.1 billion US$. The agreement excludes ownership interest in Bats Global Markets, Inc., Kansas, USA and in Digital Asset Holdings LLC, New York, USA, which will continue to be owned by Deutsche Börse. With the divestiture, Eurex Frankfurt, who is invested with 85 % in U. S. Exchange Holdings, expects a medium triple-digit Euro disposal gain.

4. Report on expected developments, opportunities and risks

4.1. Report on expected developments

This report describes how Eurex Frankfurt is expected to perform in financial year 2016 and beyond. It contains statements and information on events in the future. These forward-looking statements and information are based on the Company's expectations and assumptions at the time of publication of this report on expected developments.

Eurex Frankfurt identified various factors in the recent business trend that significantly impacted investments in derivatives and which are considered likely to persist in the coming financial year.

- For the first time since the financial crisis of 2008 and the uncertainties that affected the euro zone regarding the economic viability and creditworthiness of individual member states starting in 2011, Eurex Frankfurt registered a general normalisation of trading activity in the market among trading institutions.
- The trend towards deteriorating credit ratings for the government bonds of various European countries led to decreased demand for derivatives market products on German government bonds, as these could no longer serve as a benchmark for European government bonds due to emerging interest rate divergences.
- The expectation that key interest rates would remain low in 2015 and the central banks' relaxed monetary policy had the overall effect of lowering investments in government bonds as well as in repo transactions and government bond derivatives, as measured by the demand for hedging in the real economy.
- From 2012 to 2014, the volatility measured with respect to the price trends in the underlyings for derivatives market products was very low. The measurable increase in market volatility increases the need for trading participants to hedge future market/price risks on the financial markets and consequently also the transactions in derivatives market contracts. As market volatility rose significantly during the past financial year compared to previous years, Eurex Frankfurt considers it likely that market volatility will return to normal.

Provided the economic situation in the euro zone continues to recover and organic growth initiatives have positive effects, Eurex Frankfurt expects trading volumes to increase in 2016 as compared to the 2015 financial year. Eurex Frankfurt also anticipates that the sales revenue trend before transfers will be positive with single-digit growth. Net income before taxes, write-downs and transfer of losses/profits from profit transfer agreements is expected to reach the previous year's level. In general, the Company expects a positive structural development in the global derivatives market despite the anticipated increase in competition. Eurex Frankfurt aims to actively participate in this development as part of its own business model.

4.2. Report on opportunities

The influencing factors on trading activity as an external growth driver in the markets of Eurex Frankfurt in the course of 2016 are manifold and not easily predictable. Key challenges in 2016 will be the introduction and effects of regulatory measures along with expected changes in the competitive environment, e.g. through the announced market entry of the London Stock Exchange Group Ltd. into the core business of Eurex Frankfurt in interest rate derivatives on long-term government bonds.

With these influencing factors in place, Eurex Frankfurt still believes, based in particular on economic development worldwide, economic stabilisation in the euro zone and an emerging tendency of the central banks to turn away from low interest rate policies, above all on the part of the Fed, that the structural growth drivers in the derivatives business are intact and are having a positive impact in the long term.

These are as follows:

- Because regulatory requirements place such as high level of significance on clearing, over-the-counter transactions will be increasingly transferred to Eurex Clearing for settlement in order to eliminate counterparty risk and achieve capital-efficient collateral management through centralised clearing.
- Existing derivatives from the diversified product offering of Eurex, e.g. outside the scope of German bond products and index derivatives outside the euro zone, are of increased interest to investors.
- Demand is growing from investors and trading firms outside of Europe, for example in Asia, for Eurex products from their respective native regions and in the European time zone.

Eurex Frankfurt expects there to be fundamentally positive stimuli on operating activities during the 2016 forecast period as a result of numerous measures to expand the trading network, strengthen the client base in terms of quantity and geographical reach, increase the number of tradable products and product classes, boost the attractiveness of the pricing model and further expand the range of clearing products and services.

4.3. Risk report

Risk management system and methods

Eurex Frankfurt is included in DBAG's Group-wide risk management. Deutsche Börse Group has established a Group-wide risk management system that defines functions, processes and responsibilities and which is binding for all Group employees.

The risk management system ensures that all executive boards of the Deutsche Börse Group can control the risk profile of the entire Group or individual legal entities, e.g. Eurex Frankfurt, as well as specific material risks in a timely manner. The objective is to identify developments that could jeopardise the interests of the Group or Eurex Frankfurt and take suitable measures in good time.

Eurex Frankfurt assigns particular importance to risk minimisation and sees to it that suitable measures are taken to avoid, reduce and transfer risks or to consciously assume risks. The aim is to make use of suitable safeguards and control measures such as guidelines and procedures, the separation of functions, the principle of dual control, limit restrictions and also business continuity management to reduce the probability, frequency and level of potential losses from the corresponding risk cases for Eurex Frankfurt. In addition, potential operational losses are limited further via an insurance portfolio.

The Executive Board of Eurex Frankfurt is responsible for the Company's risk management system. The decentralised departments identify risks and report them in a timely manner to the risk management function, which assesses all existing and new risks. The responsible decentralised departments are tasked with risk controlling.

Eurex Frankfurt uses a standardised approach – value at risk (VaR) – for measuring and reporting all risks. The aim of this concept is to create a comprehensive overview of general risk tolerance and to facilitate the prioritisation of risk measures.

Eurex Frankfurt uses risk-bearing capacity as its main risk management tool. To this end, the required economic capital (EC) is calculated for the entire Eurex segment (which also includes Eurex Frankfurt) with the help of VaR. It calculates its EC at a confidence level of 99.98 per cent and compares it to its risk-bearing capacity so that it can protect itself financially against extreme events in the following twelve months.

Internal Auditing ensures by means of independent audits that the risk control and risk management functions are appropriate. The results of these audits also feed into the risk management system.

Risk profile

Eurex Frankfurt classifies its risks into the categories of operational risks, financial risks and business risks. Financial risks are immaterial to Eurex Frankfurt.

Operational risks

Operational risks constitute material risks for Eurex Frankfurt. They comprise potential losses from inadequate or faulty systems and internal processes, from human or technical failure, from damage to material goods and from legal and business risks. Personnel risks are not quantified directly, but influence the quantification process indirectly via the operational risk categories.

For Eurex Frankfurt, operational risks specifically include a threat to the availability of the system infrastructure deployed and errors in manual processing operations. This availability risk is specifically addressed by means of comprehensive activities in the field of business continuity management (BCM). The BCM system encompasses all of the processes which ensure that business continues as normal if a crisis occurs and therefore substantially reduces availability risk. These include precautions in relation to all key resources (systems, premises, employees, suppliers/service providers), such as the redundant design of all critical IT systems and the technical infrastructure, as well as emergency workspaces for employees in core functions at all important operational centres. These precautionary BCM measures are regularly reviewed.

However, if trading failures or other operational errors do occur, this may result in loss of income, claims for damages and additional costs for rectifying the problem. In the event of extended or frequent failures, this may also lead to a loss of reputation which could ultimately result in a loss of participants and a decrease in volumes (business risk).

No notable operational losses were incurred during the year under review and there are no indications of events from 2015 that would point towards significant operational losses in the future.

Business risk

Business risk reflects the fact that Eurex Frankfurt depends on macroeconomic developments and is influenced by other external events, such as changes in the competitive environment or regulatory initiatives. It therefore expresses the business environment and sector risk of Eurex Frankfurt. It also includes business strategy risk, i.e. the impact of risks on the business strategy and possible adjustments to it. Business risks may result in revenues falling short of budget projections or in costs being higher.

Business risk includes, for instance, the risk that other competitors, such as CurbGlobal as an operator of derivatives markets, might increase their presence on the European trading markets (both on and off-exchange). The entry of new competitors in the European trading market could lead to increased competitive pressure. As a result, trading volume could migrate to competitors and therefore reduce revenues from the trading business. Trading business revenues could also decrease due to a reduction in client trading activity.

Should risks or uncertainties materialise or one of the underlying assumptions turn out to be incorrect, the actual development of the company could deviate either positively or negatively from the expectations and assumptions contained in the forward-looking statements and information.

Eurex Frankfurt sees further risks to the business trend from planned legislation in connection with the tax treatment of securities transactions at national and EU level as part of the discussed introduction of a so-called financial transaction tax. Subsequent to the introduction of the financial transaction tax, Eurex Frankfurt could be faced with a reduction in the number of transactions and lower income due to increased trading costs per transaction for participants and the potential relocation of trading activities outside the tax's area of application. However, as the political decision-making process is still under way, the indirect impact on Eurex Frankfurt is difficult to quantify at this time. The company will continue to monitor the discussion at all levels. Eurex Frankfurt did not suffer any noteworthy losses from business risks during the reporting year.

Extreme events such as the failure of Eurex Frankfurt's trading system for up to one week during a period of very high market volatility could threaten the survival of Eurex Frankfurt. Such extreme risks are referred to as tail risks and their probability of occurrence is estimated to be significantly less than 1 per cent.

5. Final statement pursuant to section 312 of the German Stock Corporation Act (Aktiengesetz – AktG)

A report on the relationships with affiliated companies has been drawn up in accordance with section 312 of the AktG. Our report concludes with the following statement:

"Our company received appropriate compensation for each legal transaction with affiliated companies pursuant to the circumstances that were known at the time at which the legal transactions were executed. No other measures were taken or omitted."

Frankfurt/Main, 16 March 2016

Eurex Frankfurt Aktiengesellschaft


Dr Thomas Book


Brendan Bradley


Mehtap Dinc


Gary Katz


Michael Peters


Peter Reitz

KPMG

Auditor´s Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and its report on the position of the Company and the Group prepared by the EUREX Frankfurt Aktiengesellschaft, Frankfurt/Main for the business year from January 1 to December 31, 2015. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (and supplementary provisions of the shareholder agreement/articles of incorporation) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [„Handelsgesetzbuch": „German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.



In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements (and supplementary provisions of the shareholder agreement/ articles of incorporation) and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with [German] principles of proper accounting. The management report is consistent with the annual financial statements and, as a whole, provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, 16 March 2016

KPMG AG
Wirtschaftsprüfungsgesellschaft
[Original German version signed by:]

Dielehner	Shiffa
Wirtschaftsprüfer	Wirtschaftsprüferin
[German Public Auditor]	[German Public Auditor]

US Exchange Holdings, Inc

(in thousands)

		Year Ended December 31, 2015
Revenues:		
Intercompany revenue	$	6,774
Dividends from ISE Holdings		-
Other		-
Revenue		6,774
Expenses:		
Expenses:		7,524
Earnings/(loss) before interest and taxes		(749)
Interest expense		0
Interest income		8
Pretax Income/(Loss)		(742)
Provision for income tax		11,371
Net Income/(Loss)	$	(12,113)

		December 31, 2015
ASSETS		
Cash and cash equivalents	$	31,950
Other current assets		18,952
Current assets		50,903
Investment in subsidiaries		2,765,181
Deferred tax asset		92,038
Investment in associates		2,675
Non-current assets		2,859,894
Total assets		2,910,797
LIABILITIES, AND MEMBER'S EQUITY		
Liabilities		
Loan from affiliated companies		-
Other liabilities		105,990
Total liabilities		105,990
MEMBER'S EQUITY		
Total member's equity		2,804,807
Total liabilities and member's equity	$	2,910,797

International Securities Exchange Holdings Inc.

(in thousands)

	Year Ended December 31, 2015
Revenues:	
Income from investment in subsidiaries	$ 51,660
Expenses:	
Depreciation and amortization	17,700
Other	13
Total expenses	17,713
Earnings/(loss) before interest and taxes	33,947
Investment income	(767)
Interest expense	-
Pretax Income/(Loss)	33,180
Provision for income tax	(13,861)
Net Income/(Loss)	$ 47,041

	December 31, 2015
ASSETS	
Intangible assets, net	517,933
Goodwill	1,268,493
Receivable from affiliates	1,095
Investment in subsidiaries	102,625
Dividends receivable	-
Investment in associates	144,977
Total assets	2,035,123
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Income tax payable	22,279
Deferred tax liabilities	236,167
Payable to affiliates	147
Total liabilities	258,593
MEMBER'S EQUITY	
Total member's equity	1,776,531
Total liabilities and member's equity	$ 2,035,123

INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member
International Securities Exchange, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Securities Exchange, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 6, 2016

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	20,695
Accounts receivable, net		17,984
Related party receivable		864
Income tax receivable		26,441
Other current assets		6,002
Total current assets		71,986
Fixed assets, net		8,140
Intangible assets, net		14,610
Securities owned, at fair value		12,951
Deferred tax asset, net		9,129
Investment in associate, held at cost		31,000
Other assets		1,045
Total assets	$	148,861
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable and accrued expenses	$	16,021
Related party payable		6,478
Related party loan payable		20,000
Compensation and benefits payable		14,837
Deferred revenue		5,119
Payment for order flow payable		373
Total current liabilities		62,828
Deferred revenue		4,922
Compensation and benefits payable		5,988
Other liabilities		2,569
Total liabilities		76,307
Member's equity:		
Total member's equity		72,554
Total liabilities and member's equity	$	148,861

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees	$	200,950
Member fees and other		49,216
Market data		9,392
Management and service fees		8,745
Total revenues		268,303
Transaction based expenses:		
Transaction rebates		106,208
Activity remittance fees		7,860
License and data fees		2,371
Total transaction based expenses		116,439
Net revenues		151,864
Expenses:		
Compensation and benefits		41,076
Technology and communications		17,167
Depreciation and amortization		9,452
Occupancy		6,659
Professional fees		9,304
Marketing and business development		1,405
Other		2,762
Total expenses		87,825
Operating income		64,039
Interest and investment income, net		2,845
Income before provision for income taxes		66,884
Provision for income taxes		23,047
Net income	$	43,837

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2015

(In thousands)

Member's equity as of December 31, 2014	$	11,037
Net income		43,837
Capital contributions		17,680
Member's equity as of December 31, 2015	$	72,554

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	43,837
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		9,452
Loss on sale of equipment		7
Unrealized (gain)/loss on securities owned, net		250
Deferred taxes		(350)
(Increase) decrease in operating assets:		
Accounts receivable, net		487
Related party receivable		64
Income tax receivable		(3,923)
Securities owned, at fair value		(78)
Other assets		(3,176)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		2,702
Related party payable		(1,519)
Compensation and benefits payable		803
Deferred revenue		(5,110)
Payment for order flow payable		(148)
Other liabilities		805
Net cash provided by operating activities		44,103
Cash flows from investing activities:		
Purchase of fixed assets and intangible assets		(2,658)
Expenditure on internally developed intangible assets		(4,564)
Investment in associate, held at cost		(30,000)
Net cash used in investing activities		(37,222)
Cash flows from financing activities:		
Capital contribution		17,680
Repayment of related party loan		(48,000)
Proceeds of related party loan		30,000
Net cash used in financing activities		(320)
Increase in cash and cash equivalents		6,561
Cash and cash equivalents, beginning of year		14,134
Cash and cash equivalents, end of year	$	20,695
Supplemental disclosure of cash flow information:		
Cash paid for interest		528
Cash paid for income taxes		14,447

See accompanying notes to financial statements.

(1) Organization and Description of Business

International Securities Exchange, LLC (ISE or the Company) is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE was founded in September 1997. In February 2000, it received regulatory approval to become a national securities exchange and, in May 2000, formally commenced trading. ISE is regulated by the U.S. Securities and Exchange Commission (SEC).

Effective December 2007, Deutsche Börse AG (Deutsche Börse) through its wholly owned subsidiary Eurex, purchased all the outstanding common stock of ISE Holdings. Deutsche Börse has entered into an agreement whereby it commits to provide adequate funding to the Company for its responsibilities as a regulated securities exchange.

(2) Basis of Presentation and Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, income, and cash flows for the period presented.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade-date basis. Revenues from transactions are recorded on a gross basis in transaction revenues with related rebates recorded as transaction based expenses.

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; revenue from the sale of Competitive Market Maker (CMM) trading rights; fees for use of the Company's communication network, equipment, and trading software; regulatory and administrative fees; and index license fees and ETF royalty fees. Connectivity, access and communications fees, and equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of CMM trading

(continued)

rights is deferred and recognized on a straight-line basis over 14 years. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade-date basis.

Market data revenues are earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority, LLC (OPRA) as well as from real time and historical data feeds sold directly to exchange members. The Company earns a portion of OPRA's net income based on its pro rata share of industry trade volume. OPRA revenue is recorded as transactions occur on a trade-date basis and other market data revenues are charged and recognized on a monthly or quarterly basis.

Management and service fees represent fees for services provided to affiliates of ISE and Deutsche Börse. Among the services provided to these affiliates are those relating to technology, regulatory supervision, and general administration. These fees are accrued monthly.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange. These transaction rebates are recorded on a trade-date basis.

Activity remittance fees of $7,860 were paid to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover costs to the government for the supervision and regulation of securities markets and securities professionals. This expense is wholly offset by activity assessment fees charged by the Company to exchange members which is included in transaction fees. These fees are recorded on a settlement-date basis.

License fees are paid to providers of index options products based upon the number of contracts executed on our exchange. This expense is offset by surcharges charged by the Company to exchange members for trading these products, which is included in transaction fees. These fees are recorded on a trade-date basis. Data fees are paid in order to provide index calculations on the Company's proprietary indexes as well as data used for the Market Data business.

(d) Deferred Revenue

The Company sold CMM trading rights pursuant to purchase agreements which grant perpetual trading rights on the Company's exchange. The estimated useful life was determined based upon an analysis of certain factors driving the securities industry that could have an effect on the Company's operations in providing services to its exchange members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company currently recognizes revenue from the sale on a straight-line basis over the estimated useful life of 14 years; however, this period may be subject to change in the future.

On a periodic basis, or if certain circumstances come to its attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.

(e) *Cash and Cash Equivalents*

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(f) *Accounts Receivable, Net*

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

(g) *Income Taxes*

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with ASC 740, *Income Taxes*, on a modified separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. The separate-company basis is modified for state and local tax apportionment and special tax credits and deductions to appropriately reflect the current and deferred taxes on the Company's financial statements. The Company recognized all deferred tax assets and deferred tax liabilities as non-current in the statement of financial position in accordance with FASB's Accounting Standards Update 2015-17. Prior period statements of financial position were not retrospectively adjusted. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The income tax receivable balance represents amounts due from ISE Holdings.

The Company applies the provisions of ASC 740 which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions separate from income tax expense in the accompanying statement of income.

(h) *Payment for Order Flow*

The Company imposes fees upon market makers to fund payments to order flow providers under a program administered by the Company. These fees are distributed to certain order flow providers as an economic inducement to route their customer orders to the Company's exchange. The market makers have full discretion regarding the payment. Pursuant to ASC 605, *Revenue Recognition*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (accounts receivable) with a corresponding liability (payment for order flow payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company's statement of financial condition. These funds are not legally restricted and can be used for general corporate purposes.

(i) Long-Term Deferred Compensation Plan

Under terms of the Long-Term Deferred Compensation Plan, eligible employees are awarded a deferred incentive bonus in which the Company will invest its own funds, on behalf of the employee, in amounts equal to the investment choices as designated by the plan participant. The investments held through an irrevocable grantor trust were in several mutual funds. Investments, which are classified as Securities owned, at fair value on the statement of financial condition, with realized and unrealized gains or losses reported in other interest and investment income on the statement of income. The deferred compensation obligations are classified as liabilities and adjusted with a corresponding charge or credit to compensation and benefits expense to reflect the fair value of the amount owed to the employees.

(j) Fixed Assets

Fixed assets consist of computer hardware, furniture and fixtures, equipment, and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Hardware and equipment	3 to 7 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

(k) Intangible Assets

Intangible assets consist of customized and standard software, related licenses, capitalized software development costs as well as membership in OPRA. Intangible assets are amortized using the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years
OPRA	20 years

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with ASC 350, *Intangibles – Goodwill and Other*. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized. Amortization is computed using the straight-line method over the software's estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

(In thousands)

(l) ***Marketing and Business Development***

Advertising costs, including media advertising and production costs, are expensed when incurred.

(m) ***Impairment of Fixed Assets and Intangible Assets***

On a periodic basis, the Company performs a review for the impairment of fixed and intangible assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

(n) ***Credit Risk***

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is not material to its financial condition.

(3) Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

Cash at banks	$	18,242
Money market funds		2,435
Money market funds for payment for order flow program		18
Total	$	20,695

(4) Accounts Receivable

Accounts receivable consists of the following:

Trading related fees	$	17,654
Payment for order flow program		355
Allowance for doubtful accounts		(25)
Total	$	17,984

For the year ended December 31, 2015, the write-off for doubtful accounts was $7. The recorded investment in trade receivables past due 90 days or more is $279 as of December 31, 2015.

(5) Fair Value of Financial Instruments

The Company applies ASC 820, *Fair Value Measurement*, which provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements.

(In thousands)

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2015, all of the Company's securities owned consist of mutual funds and are classified as Level 1 within the fair value hierarchy.

(6) Deferred Revenue

The Company has sold 50 CMM trading rights as of December 31, 2015. No trading rights were sold during the year ended December 31, 2015. The CMM trading rights were each sold pursuant to purchase agreements for $1,500 each. The corresponding revenue is deferred and recognized on a straight-line basis over 14 years.

Changes in deferred revenue are as follows:

Beginning balance	$	15,151
Revenue recognized during the period		(5,115)
Other revenue		5
Ending balance	$	10,041

(7) Fixed Assets

Fixed assets consist of the following:

Leasehold improvements	$	15,518
Furniture and fixtures		1,572
Hardware and equipment		24,613
Accumulated depreciation		(33,563)
Total	$	8,140

The Company recorded $4,182 in depreciation expense for the year ended December 31, 2015.

(continued)

(In thousands)

(8) Intangible Assets

Intangible assets consist of the following:

Trading related software	$	31,788
Other intangible assets		309
In-process intangible assets		5,220
Trading related software - accumulated amortization		(22,707)
Total	$	14,610

The Company recorded amortization expense of $5,270 for the year ended December 31, 2015.

The following table presents the estimated amortization expense for each of the five succeeding fiscal years:

Year ending December 31,		Amortization expense
2016	$	4,689
2017		3,990
2018		2,906
2019		1,679
2020		1,105

In-process intangible assets begin amortization when ready for the asset's intended use. The Company capitalized $174 for software licenses and software developed for internal use during the year ended December 31, 2015.

(9) Member Fees and Other

Member fees and other are comprised of the following:

Connectivity and access fees	$	16,755
Revenue from sale of CMM trading rights		5,115
Communication, equipment and software fees		6,881
Regulatory and administrative fees		16,113
ETF royalties		4,185
Other		167
Total	$	49,216

(In thousands)

(10) Employee Benefit Plans

Employees are eligible to participate in the Company's defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 60% of their annual compensation to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant's contributions up to prescribed limits. The plan is administered by a third party. The Company's expense relating to this plan was $1,459 for the year ended December 31, 2015.

Employees are also eligible to participate in a deferred compensation plan established to provide employees with a long-term incentive. Under the terms of the plan, eligible employees are awarded a deferred incentive bonus in which ISE will invest its own funds, on behalf of the employee, in amounts equal to the investment choices by the plan participants into the designated investments options, consisting of several mutual funds. The investment allocations constitute a deemed, not actual, investment for the participating employees. At no time does the participant have beneficial ownership in any investment; rather the allocation is used solely for purposes of adjusting the value of a participant's account based on earnings and losses resulting from the performance of the investment allocation. The investments are held in a trust structured to conform to the model approved by the IRS (an irrevocable grantor's trust) and the assets of the trust are subject to the claims of ISE's general creditors. Investment gains and losses are recorded in interest and investment income with an offsetting entry to compensation and benefits expense. Upon vesting, amounts payable to employee are settled in cash and ISE has no further obligation. Compensation expense related to the deferred compensation plan was $5,179 for the year ended December 31, 2015. As of December 31, 2015, $5,939 of unrecognized compensation costs related to unvested deferred compensation plan remains to be amortized in 2016 to 2019.

(11) Income Taxes

In accordance with an informal tax arrangement, the Company receives an allocation of ISE Holdings current and deferred income tax. The Company's share is calculated as if it were required to file federal, state, and local tax returns. This allocation from ISE Holdings is presented as provision for income taxes in the statement of income and deferred tax assets in the statement of financial condition.

The provision for income taxes consists of the following:

Current:		
Federal	$	17,620
State		5,777
Total current	$	23,397
Deferred:		
Federal	$	(793)
State		443
Total deferred		(350)
Total provision for income taxes	$	23,047

(In thousands)

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not the deferred tax assets will be realized and therefore has not recognized any valuation allowance.

Deferred tax assets:		
CMM trading rights	$	4,061
Compensation-related		8,408
Legal		2,505
Other		319
Deferred tax liabilities:		
Software development		(5,622)
Dividend Receivable		(429)
Other		(113)
Total deferred tax assets, net	$	9,129

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

U.S. federal income tax rate	35.0%
State and local income tax, net of federal income tax benefit	5.9%
Other permanent differences	0.2%
Dividends Received Deduction	-1.4%
Tax credits and benefits	-5.4%
Other	0.2%
Effective tax rate	34.5%

The Company's financial data is combined with its parent's, ISE Holdings, on its parent's federal tax return and the following state and local tax returns: Connecticut, Illinois, New Jersey, New York State, New York City and Washington DC. As of December 31, 2015, the Company's tax years below are closed to audit through the following years:

- Federal – 2010
- Connecticut – 2011
- Illinois – 2010
- New Jersey – 2010
- New York State – 2008
- New York City – 2008
- Washington DC – 2011

(continued)

(In thousands)

For those tax positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. The amount of unrecognized tax benefits, if recognized, that would impact the effective tax rate is $2,112. At this time, the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

Balance as of December 31, 2014	$	570
Prior period tax positions - increases		1,542
Balance as of December 31, 2015	$	2,112

At December 31, 2015, $44 of accrued interest expense and $54 of accrued penalty expense related to the unrecognized tax benefits is reflected separate from income tax in the accompanying statement of income.

The Company recognized ($1) in interest related to income taxes for the year ended December 31, 2015. Interest expense relating to income taxes increased by $20 for the tax year ended December 31, 2015 when compared to the prior year.

(12) Capital Contributions

Capital contributions from ISE Holdings to the Company during the year ended December 31, 2015 were as follows:

Return of funding provided to parent for its dividend payment to shareholders	$	17,680
Total capital contributions	$	17,680

(13) Commitments and Contingencies

(a) Litigation

From time to time, the Company is involved in various routine reviews, regulatory audits, and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management, after consultation with counsel, that the outcome of any such proceedings or claims is unlikely to have a material adverse effect on the business, financial condition, or operating results of the Company.

The Company had a long standing patent infringement case against CBOE Holdings, Inc. (CBOE), which ended unsuccessfully in 2013. Following the conclusion of the case, CBOE sought to recover from the Company its legal fees incurred in defending against the case. In December 2014, the judge presiding over the matter granted CBOE's petition for attorneys' fees. The amount of the attorneys' fees has not yet been finalized, but is expected to be approximately $6.1 million. The Company is evaluating its options, including whether to appeal the award and the amount of attorneys' fees to the Federal Circuit Court of Appeals.

(continued)

(In thousands)

(b) Contractual Obligations

The Company has entered into obligations under operating leases with initial noncancelable terms in excess of one year for data center space, office space and computer equipment. Expenses recorded under these agreements for the year ended December 31, 2015 were $6,021.

Commitments for operating leases are recognized as expense on a straight-line basis over the lease term. At December 31, 2015, future minimum payments for commitments are as follows:

		Total
Year ending December 31:		
2016	$	6,334
2017		4,918
2018		4,227
2019		3,879
2020		2,447
Thereafter		1,717

(c) Letter of Credit

The Company has collateralized office space leases through a standby letter of credit. As of December 31, 2015, the Company provided a letter of credit totaling $1,045 collateralized by a cash hold collateral agreement on a money market deposit account at a financial institution which is included in other assets.

(d) Guarantees

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company's trading rules, which its exchange members are bound by, limit the Company's liability for losses suffered while conducting business on the Company's exchange. The Company's exchange trading rules do not extend to the customers of its exchange members. However, the Company may, at its sole discretion, indemnify its exchange members for losses they suffer in very limited circumstances.

On January 11, 2013, the Company entered into a guarantee with an affiliated entity, with respect to the completion of a project undertaken by the affiliated company for a third party. If the affiliated entity fails to meet certain software delivery dates or commits a breach of the agreement with the third party for which there is an associated financial penalty and the affiliated entity fails to itself pay such penalty, the Company is liable under the guarantee to reimburse the third party, on behalf of the affiliated entity, up to a maximum amount of $11,000 as of December 31, 2015. The guarantee is subject to increase based on additional projects undertaken by the affiliated entity. There has been no indication to date that the guarantee will become payable.

(In thousands)

On March 6, 2015, the Company made an additional investment of $30,000 in The Options Clearing Corporation (OCC) as part of their plan to fund increased regulatory capital requirements. The Company has also committed to a capital replenishment plan in which it is committed to provide up to an additional $40,000 in funding in the event that OCC regulatory capital is depleted due to losses other than from the clearing fund.

(14) Related Party Transactions

The Company provides technology and administrative services to affiliates of ISE and Deutsche Börse. The Company also licenses its trading system software from Finnovation S. A., an affiliate entity. In February 2015, the Company withdrew a $30,000 credit facility with Deutsche Börse to fund an additional investment in the OCC as part of their plan to fund increased regulatory capital requirments. During the year ended December 31, 2015, $10,000 of this loan was paid back to Deutsche Börse. The loan term is one year with an interest rate of 1.58%. Listed below are transactions with related parties for the year ended December 31, 2015, as well as payable and receivable balances as of December 31, 2015:

Related Party		Management and service fees	Expense	Accounts payable	Loan payable	Accounts receivable	Income tax receivable, net
ISE Holdings, Inc.	$	-	-	1,095	-	-	25,297
Longitude LLC		2,465	-	-	-	320	-
Longitude S.A.		67	-	-	-	20	-
ETC Acquisition Corp		-	-	4,089	-	4	-
ISE Gemini LLC		5,881	-	2	-	502	-
Deutche Borse AG		149	202	257	20,000	15	-
Eurex Frankfurt AG		-	-	14	-	-	-
Finnovation S.A.		-	9,403	1,020	-	-	-
Clearstream Banking S.A.		175	-	-	-	1	-
US Exchange Holdings, Inc.		-	-	1	-		-
Market News International		-	-	-	-	2	-
Stoxx Limited		8	-	-	-	-	-
Total	$	8,745	9,605	6,478	20,000	864	25,297

(15) Business Concentrations

Other than related party transactions, all revenues are derived in the United States and all of the Company's assets are located in the United States. The Company considers significant customers to be those who account for more than 10% of the Company's gross revenues. For the year ended December 31, 2015, one institutional client accounted for 21% of the Company's gross revenue.

(16) Subsequent Events

The Company has performed an evaluation of subsequent events through May 6, 2016.

On March 9, 2016, Deutsche Börse entered into an agreement with Nasdaq, Inc. to divest ISE Holdings including the Company. The transaction is subject to customary closing conditions, including receipt of required regulatory approvals. The deal is currently expected to close in the second half of 2016.

On March 31, 2016, the judge in the ongoing litigation case with CBOE awarded full recovery of legal fees to CBOE. The Company adjusted the legal provision from $3,000 to $6,132 to reflect this ruling. The Company is evaluating its options, including whether to appeal the award and the amount of attorneys' fees to the Federal Circuit Court of Appeals.

ISE GEMINI, LLC

Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member
ISE Gemini, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of ISE Gemini, LLC (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISE Gemini, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 6, 2016

ISE GEMINI, LLC

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets

Current assets:		
Cash and cash equivalents	$	14,448
Accounts receivable, net		2,673
Related party receivable		2
Total current assets		17,123
Intangible assets, net		1,014
Deferred tax asset, net		30
Other assets		1,000
Total assets	$	19,167

Liabilities and Member's Equity

Liabilities:		
Current liabilities:		
Accounts payable and accrued expenses	$	871
Income taxes payable		10,289
Related party payable		610
Total current liabilities		11,770
Other liabilities		92
Total liabilities		11,862
Member's equity:		
Total member's equity		7,305
Total liabilities and member's equity	$	19,167

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees	$	67,672
Member fees and other		4,610
Market data		2,194
Total revenues		74,476
Transaction based expenses:		
Transaction rebates		53,766
Activity remittance fees		1,658
License fees		46
Total transaction based expenses		55,470
Net revenues		19,006
Expenses:		
Management fees		5,881
Technology and communications		1,251
Professional fees		827
Depreciation and amortization		58
Other		1
Total expenses		8,018
Operating income		10,988
Interest and investment income, net		4
Income before provision for income taxes		10,992
Provision for income taxes		4,214
Net income	$	6,778

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2015

(In thousands)

Member's equity as of December 31, 2014	$	5,527
Capital distributions		(5,000)
Net income		6,778
Member's equity as of December 31, 2015	$	7,305

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement of Cash Flows

Year Ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	6,778
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		58
Deferred taxes		10
(Increase) decrease in operating assets:		
Accounts receivable, net		781
Related party receivable		28
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(576)
Related party payable		(375)
Income taxes payable		4,112
Other liabilities		92
Net cash provided by operating activities		10,908
Cash flows from financing activities:		
Capital distributions		(5,000)
Net cash used in financing activities		(5,000)
Increase in cash and cash equivalents		5,908
Cash and cash equivalents, beginning of year		8,540
Cash and cash equivalents, end of year	$	14,448
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	—
Cash paid for income taxes	$	—

See accompanying notes to financial statements.

(1) Organization and Description of Business

ISE Gemini, LLC (ISE Gemini or the Company), is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account. ISE Holdings is a subsidiary of Eurex Frankfurt AG (Eurex), which is wholly owned by Deutsche Börse AG (Deutsche Börse). Deutsche Börse has entered into an agreement whereby it commits to provide adequate funding to the Company for its responsibilities as a regulated securities exchange.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE Gemini received regulatory approval to become a national securities exchange on July 31, 2013 and, on August 5, 2013, formally commenced trading.

(2) Basis of Presentation and Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, income, and cash flows for the period presented.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition and Cost of Revenue

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade-date basis. Revenues from transactions are recorded on a gross basis in transaction revenues with related rebates recorded as transaction based expenses.

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; and regulatory and administrative fees. Connectivity and access are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade date basis.

Market data revenues are earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority, LLC (OPRA). The Company earns a portion of OPRA's net income based on its pro rata share of industry trade volume. OPRA revenue is recorded as transactions occur on a trade-date basis.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange. These transaction rebates are recorded on a trade-date basis.

Activity remittance fees of $1,658 were paid to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover costs to the government for the supervision and regulation of securities markets and securities professionals. This expense is wholly offset by activity assessment fees charged by the Company to exchange members which is included in transaction fees. These fees are recorded on a settlement-date basis.

License fees are paid to providers of index options products based upon the number of contracts executed on our exchange. This expense is offset by surcharges charged by the Company to exchange members for trading these products, which is included in transaction fees. These fees are recorded on a trade-date basis.

(d) Accounts Receivable, Net

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

(e) Income Taxes

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with ASC 740, *Income Taxes*, on a modified separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. The separate-company basis is modified for state and local tax apportionment and special tax credits and deductions to appropriately reflect the current and deferred taxes on the Company's financial statements. The Company recognized all deferred tax assets and deferred tax liabilities as non-current in the statement of financial position in accordance with FASB's Accounting Standards Update 2015-17. Prior period statements of financial position were not retrospectively adjusted. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The income tax receivable balance represents amounts due from ISE Holdings.

The Company applies the provisions of ASC 740 which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions as a component of provision for income taxes in the accompanying statement of income.

(Continued)

(f) Intangible Assets

Intangible assets consist of membership in the OPRA. The exchanges in the United States on which securities options are traded have been authorized under the Securities Exchange Act of 1934 to agree to a "Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information". This membership asset is amortized using the straight-line method over twenty years based on expected useful economic life as determined by management.

(g) Impairment of Intangible Assets

On a periodic basis, the Company performs a review for the impairment of intangible assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

(h) Other Assets

Other assets represents a membership promissory note in the Options Clearing Corporation (OCC) for the admission of the Company as a participant Non-Equity Exchange in the OCC. This interest bearing promissory note is accounted for at cost.

(i) Credit Risk

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is not material to its financial condition.

(3) Management Agreement

On July 31, 2013, the Company entered into an agreement effective August 5, 2013 with International Securities Exchange LLC (ISE), a subsidiary of ISE Holdings, whereby ISE performs management and oversight of the Company's operations including day-to-day operations, technology and facilities services, regulatory compliance, risk management, and accounting and legal support services. This agreement is in effect for five years with automatic successive one year renewal periods. In return, the Company pays ISE a fee for each contract traded on its exchange based on a pre-determined fair market price.

(4) Cash and Cash Equivalents

Cash and cash equivalents is comprised of the following:

Cash at banks	$	14,448
Total	$	14,448

ISE GEMINI, LLC

Notes to Financial Statements

Year Ended December 31, 2015

(In thousands)

(5) Accounts Receivable

Accounts receivable consists of the following:

Trading related fees	$	2,674
Allowance for doubtful accounts		(1)
	$	2,673

For the year ended December 31, 2015, the write-off for doubtful accounts was $0. The recorded investment in trade receivables past due 90 days or more is $9 as of December 31, 2015.

(6) Intangible Assets

Intangible assets consist of the following:

OPRA membership	$	1,014
Total	$	1,014

The Company recorded amortization expense of $58 for the year ended December 31, 2015.

(7) Other Assets

Other assets consist of the following:

OCC promissory note	$	1,000
	$	1,000

(8) Member Fees and Other

Member fees and other are comprised of the following:

Connectivity and access fees		$	1,369
Regulatory and administrative fees			3,226
Other			15
	Total	$	4,610

(9) Income Taxes

In accordance with an informal tax arrangement, the Company receives an allocation of ISE Holdings current and deferred income tax. The Company's share is calculated as if it were required to file federal, state, and local tax returns. This allocation from ISE Holdings is presented as provision for income taxes in the statement of income and deferred tax in the statement of financial condition.

(Continued)

(In thousands)

The provision for income taxes consists of the following:

Current:		
Federal	$	3,295
State		909
Total current		4,204
Deferred:		
Federal		6
State		4
Total deferred		10
Total provision for income taxes	$	4,214

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not the tax assets will be realized and therefore has not recognized any valuation allowance.

Deferred tax assets:		
Organizational costs	$	15
Start-up costs		14
Bad debt expense		1
Total deferred tax assets, net	$	30

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

U.S. federal income tax rate	35.0%
State and local income tax, net of federal income tax benefit	5.9%
Tax credits and benefits	-2.5%
Other	-0.1%
Effective tax rate	38.3%

The Company's financial data is combined with its parent's, ISE Holdings, on its parent's federal tax return and the following state and local tax returns: Connecticut, Illinois, New Jersey, New York State, New York City and Washington DC. As a result of the Company commencing operations in 2013, all income tax filings are open to examination by taxing authorities.

For those tax positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. The amount of unrecognized tax benefits, if recognized, that would impact the effective tax rate is $101. At this time, the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

(Continued)

(In thousands)

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

Balance as of December 31, 2014	$	0
Prior period tax positions - increases		101
Balance as of December 31, 2015	$	101

As of December 31, 2015, no expense for interest and penalties related to tax uncertainties was recognized in the statement of income.

(10) Capital Distributions

Capital distributions from the Company to ISE Holdings during the year ended December 31, 2015 was as follows:

Funding provided to parent for its dividend payment to shareholders	$	(5,000)
Total capital distributions	$	(5,000)

(11) Related Party Transactions

The Company receives technology and administrative services from ISE as detailed in note 3, and licenses software from Finnovation S.A, an affiliate of Deutsche Börse. Listed below are transactions with related parties for the year ended December 31, 2015, as well as payable and receivable balances as of December 31, 2015:

Related Party		Expense	Accounts payable	Accounts receivable	Income tax receivable, net
ISE Holdings, Inc.	$	-	-	-	10,381
ISE, LLC		5,881	502	2	-
Finnovation S.A.		1,251	108	-	-
Total	$	7,132	610	2	10,381

(12) Business Concentrations

Revenues are derived in the United States and all of the Company's assets are located in the United States. The Company considers significant customers to be those who account for more than 10% of the Company's gross revenues. For the year ended December 31, 2015, two institutional clients accounted for 35% of the Company's gross revenues.

(13) Subsequent Events

The Company has performed an evaluation of subsequent events through May 6, 2016.

On March 9, 2016, Deutsche Börse entered into an agreement with Nasdaq, Inc. to divest ISE Holdings including the Company. The transaction is subject to customary closing conditions, including receipt of required regulatory approvals. The deal is currently expected to close in the second half of 2016.

Longitude LLC

	Year Ended December 31, 2015
Revenues:	
Intercompany Revenue	$3,780,326
Expenses:	
Legal fees	101,456
Consulting fees	383,601
Intercompany expenses	2,464,871
Other	539,840
Total expenses	3,489,768
Earnings before interest and taxes	290,558
Interest income	181
Income/(Loss)	$290,739

	December 31, 2015
ASSETS	
Cash and cash equivalents	$1,903,626
Receivable from affiliates	905,951
Other current assets	23,576
Current assets	2,833,153
Non-current assets	66,645
Total assets	2,899,798
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	90,000
Payable to affiliates	319,484
Total liabilities	409,484
MEMBER'S EQUITY	
Total member's equity	2,490,314
Total liabilities and member's equity	$2,899,798

ETC Acquisition Corp.

	Year Ended December 31,
	2015
Revenues:	
Revenue	$150,000
Expenses:	
Administrative costs	-
Total expenses	-
Income	$150,000

	December 31,
	2015
ASSETS	
Accounts receivable	$0
Receivable from affiliates	$4,084,963
Current assets	4,084,963
Total assets	4,084,963
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Total liabilities	-
MEMBER'S EQUITY	
Total member's equity	4,084,963
Total liabilities and member's equity	$4,084,963

RCSL Nr.: B170031	Matricule: 2012 2211 593
	eCDF entry date: 06/06/2016

PROFIT AND LOSS ACCOUNT

Financial year from 01 01/01/2015 **to** 02 31/12/2015 (in 03 EUR)

Longitude S.A.

42, avenue J. F. Kennedy
L-1855 Luxembourg

A. CHARGES

		Reference(s)		Current year		Previous year
1. Use of merchandise, raw materials and consumable materials	1601		601		602	
2. Other external charges	1603	6	603	4.163.047,67	604	1.414.144,00
3. Staff costs	1605		605	109.837,83	606	108.094,00
a) Salaries and wages	1607		607	96.835,24	608	95.375,00
b) Social security on salaries and wages	1609		609	4.040,66	610	3.853,00
c) Supplementary pension costs	1611		611	8.147,90	612	7.795,00
d) Other social costs	1613		613	814,03	614	1.071,00
4. Value adjustments	1615		615		616	
a) on formation expenses and on tangible and intangible fixed assets	1617		617		618	
b) on current assets	1619		619		620	
5. Other operating charges	1621		621		622	
6. Value adjustments and fair value adjustments on financial fixed assets	1623		623		624	
7. Value adjustments and fair value adjustments on financial current assets. Loss on disposal of transferable securities	1625		625		626	
8. Interest and other financial charges	1627		627		628	17,00
a) concerning affiliated undertakings	1629		629		630	17,00
b) other interest and similar financial charges	1631		631		632	

RCSL Nr.: B170031	Matricule: 2012 2211 593

		Reference(s)		Current year		Previous year
9. Share of losses of undertakings accounted for under the equity method	1649		649		650	
10. Extraordinary charges	1633		633		634	
11. Income tax	1635		635	86.373,60	636	11.350,00
12. Other taxes not included in the previous caption	1637		637		638	
13. Profit for the financial year	1639		639	459.854,05	640	0,00
TOTAL CHARGES			641	4.819.113,15	642	1.533.605,00

B. INCOME

		Reference(s)		Current year		Previous year
1. Net turnover	1701	7	701	4.544.944,60	702	936.808,00
2. Change in inventories of finished goods and of work and contracts in progress	1703		703		704	
3. Fixed assets under development	1705		705		706	
4. Reversal of value adjustments	1707		707		708	
a) on formation expenses and on tangible and intangible fixed assets	1709		709		710	
b) on current assets	1711		711		712	
5. Other operating income	1713	8	713	94.624,54	714	91.668,00
6. Income from financial fixed assets	1715		715		716	
a) derived from affiliated undertakings	1717		717		718	
b) other income from participating interests	1719		719		720	
7. Income from financial current assets	1721		721		722	
a) derived from affiliated undertakings	1723		723		724	
b) other income from financial current assets	1725		725		726	
8. Other interest and other financial income	1727		727	179.544,01	728	
a) derived from affiliated undertakings	1729		729	7,82	730	
b) other interest and similar financial income	1731		731	179.536,19	732	
9. Share of profits of undertakings accounted for under the equity method	1745		745		746	
10. Extraordinary income	1733		733		734	
13. Loss for the financial year	1735		735	0,00	736	505.129,00
TOTAL INCOME			737	4.819.113,15	738	1.533.605,00

RCSL Nr. : B170031	Matricule : 2012 2211 593
	eCDF entry date : 06/06/2016

BALANCE SHEET

Financial year from 01 01/01/2015 **to** 02 31/12/2015 *(in* 03 EUR)

Longitude S.A.

42, avenue J. F. Kennedy
L-1855 Luxembourg

ASSETS

	Reference(s)	Current year	Previous year
A. Subscribed capital unpaid	1101	101	102
I. Subscribed capital not called	1103	103	104
II. Subscribed capital called but unpaid	1105	105	106
B. Formation expenses	1107	107	108
C. Fixed assets	1109	109	110
I. Intangible fixed assets	1111	111	112
1. Research and development costs	1113	113	114
2. Concessions, patents, licences, trade marks and similar rights and assets, if they were	1115	115	116
a) acquired for valuable consideration and need not be shown under C.I.3	1117	117	118
b) created by the undertaking itself	1119	119	120
3. Goodwill, to the extent that it was acquired for valuable consideration	1121	121	122
4. Payments on account and intangible fixed assets under development	1123	123	124
II. Tangible fixed assets	1125	125	126
1. Land and buildings	1127	127	128
2. Plant and machinery	1129	129	130

RCSL Nr.: B170031 | Matricule: 2012 2211 593

	Code	Reference(s)	Code	Current year	Code	Previous year
3. Other fixtures and fittings, tools and equipment	1131		131		132	
4. Payments on account and tangible fixed assets under development	1133		133		134	
III. Financial fixed assets	1135		135		136	
1. Shares in affiliated undertakings	1137		137		138	
2. Amounts owed by affiliated undertakings	1139		139		140	
3. Shares in undertakings with which the undertaking is linked by virtue of participating interests	1141		141		142	
4. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1143		143		144	
5. Securities and other financial instruments held as fixed assets	1145		145		146	
6. Loans and claims held as fixed assets	1147		147		148	
7. Own shares or own corporate units	1149		149		150	
D. Current assets	1151		151	4.323.695,97	152	1.786.863,00
I. Inventories	1153		153		154	
1. Raw materials and consumables	1155		155		156	
2. Work and contracts in progress	1157		157		158	
3. Finished goods and merchandise	1159		159		160	
4. Payments on account	1161		161		162	
II. Debtors	1163		163	3.719.282,95	164	1.280.835,00
1. Trade receivables	1165		165		166	
a) becoming due and payable within one year	1167		167		168	
b) becoming due and payable after more than one year	1169		169		170	
2. Amounts owed by affiliated undertakings	1171		171	3.034.369,02	172	33.524,00
a) becoming due and payable within one year	1173	3.1	173	3.034.369,02	174	33.524,00
b) becoming due and payable after more than one year	1175		175		176	
3. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1177		177		178	
a) becoming due and payable within one year	1179		179		180	
b) becoming due and payable after more than one year	1181		181		182	

RCSL Nr.: B170031	Matricule: 2012 2211 593

		Reference(s)		Current year		Previous year
4. Other receivables	1183		183	684.913,93	184	1.247.311,00
a) becoming due and payable within one year	1185	3.2	185	684.913,93	186	1.247.311,00
b) becoming due and payable after more than one year	1187		187		188	
III. Transferable securities and other financial instruments	1189		189		190	
1. Shares in affiliated undertakings and in undertakings with which the undertaking is linked by virtue of participating interests	1191		191		192	
2. Own shares or own corporate units	1193		193		194	
3. Other transferable securities and other financial instruments	1195		195		196	
IV. Cash at bank, cash in postal cheque accounts, cheques and cash in hand	1197		197	604.413,02	198	506.028,00
E. Prepayments	1199		199		200	
TOTAL (ASSETS)			201	4.323.695,97	202	1.786.863,00

RCSL Nr. : B170031	Matricule : 2012 2211 593

LIABILITIES

	Reference(s)		Current year		Previous year
A. Capital and reserves	1301	301	1.426.568,37	302	966.714,00
I. Subscribed capital	1303 4.1	303	1.500.000,00	304	1.500.000,00
II. Share premium and similar premiums	1305	305		306	
III. Revaluation reserves	1307	307		308	
IV. Reserves	1309	309		310	
1. Legal reserve	1311	311		312	
2. Reserve for own shares or own corporate units	1313	313		314	
3. Reserves provided for by the articles of association	1315	315		316	
4. Other reserves	1317	317		318	
V. Profit or loss brought forward	1319	319	-533.285,68	320	-28.157,00
VI. Profit or loss for the financial year	1321	321	459.854,05	322	-505.129,00
VII. Interim dividends	1323	323		324	
VIII. Capital investment subsidies	1325	325		326	
IX. Temporarily not taxable capital gains	1327	327		328	
B. Subordinated debts	1329	329		330	
1. Convertible loans	1413	413		414	
a) becoming due and payable within one year	1415	415		416	
b) becoming due and payable after more than one year	1417	417		418	
2. Non convertible loans	1419	419		420	
a) becoming due and payable within one year	1421	421		422	
b) becoming due and payable after more than one year	1423	423		424	
C. Provisions	1331	331	43.608,00	332	74.243,00
1. Provisions for pensions and similar obligations	1333	333		334	
2. Provisions for taxation	1335	335	43.608,00	336	74.243,00
3. Other provisions	1337	337		338	
D. Non subordinated debts	1339	339	2.853.519,60	340	745.906,00
1. Debenture loans	1341	341		342	
a) Convertible loans	1343	343		344	
i) becoming due and payable within one year	1345	345		346	
ii) becoming due and payable after more than one year	1347	347		348	

RCSL Nr.: B170031	Matricule: 2012 2211 593

		Reference(s)		Current year		Previous year
b) Non convertible loans	1349		349		350	
i) becoming due and payable within one year	1351		351		352	
ii) becoming due and payable after more than one year	1353		353		354	
2. Amounts owed to credit institutions	1355		355		356	
a) becoming due and payable within one year	1357		357		358	
b) becoming due and payable after more than one year	1359		359		360	
3. Payments received on account of orders as far as they are not deducted distinctly from inventories	1361		361		362	
a) becoming due and payable within one year	1363		363		364	
b) becoming due and payable after more than one year	1365		365		366	
4. Trade creditors	1367		367		368	
a) becoming due and payable within one year	1369		369		370	
b) becoming due and payable after more than one year	1371		371		372	
5. Bills of exchange payable	1373		373		374	
a) becoming due and payable within one year	1375		375		376	
b) becoming due and payable after more than one year	1377		377		378	
6. Amounts owed to affiliated undertakings	1379		379	2.819.282,86	380	670.898,00
a) becoming due and payable within one year	1381	5	381	2.819.282,86	382	670.898,00
b) becoming due and payable after more than one year	1383		383		384	
7. Amounts owed to undertakings with which the undertaking is linked by virtue of participating interests	1385		385		386	
a) becoming due and payable within one year	1387		387		388	
b) becoming due and payable after more than one year	1389		389		390	
8. Tax and social security debts	1391		391	6.413,19	392	6.326,00
a) Tax debts	1393		393		394	4.455,00
b) Social security debts	1395		395	6.413,19	396	1.871,00

RCSL Nr.: B170031	Matricule: 2012 2211 593

		Reference(s)		Current year		Previous year
9. Other creditors	1397		397	27.823,55	398	68.682,00
a) becoming due and payable within one year	1399		399	27.823,55	400	68.682,00
b) becoming due and payable after more than one year	1401		401		402	
E. Deferred income	1403		403		404	
TOTAL (LIABILITIES)			405	4.323.695,97	406	1.786.863,00

The notes in the annex form an integral part of the annual accounts

Finnovation S.A.

Annual Accounts
as at 31 December 2015

(with the report of the Réviseur d'Entreprises agréé thereon)

Finnovation S.A.
42, Avenue J.F. Kennedy
L-1855 Luxembourg

R.C.S. Luxembourg B 137.928

Financial Review

During the year under review, Finnovation S.A. (the "Company" or "Finnovation") total revenues amounted to €93.5 million and total expenses to €82.6 million, resulting in a profit for the year of €10.9 million. Operating expenses mainly result from development costs charged by Deutsche Börse A.G., for an amount of €48.7 million.

Research and development activities and expected prospects

The Company pursued its business as expected; continuing with the development of new software systems and enhancing existing ones.

Existing softwares:

The Longitude software has been further enhanced at the same level as for the previous year. Moreover, Tabcorp Company (*top 100 company listed on the Australian Securities Exchange with an enterprise value of approximately A $3.8bn*) has announced a strategic partnership together with Longitude LLC, which implies the implementation of Longitude software in the Australian market.

The derivative trading platform T7 and the portfolio risk based margining system ("PRISMA") are up and running. PRISMA has been enhanced up to release 4 in 2015, implying new products. Additional releases are on-going and expected to be live in November 2016.

The customer migration of the new clearing C7 system, at the level of Eurex Frankfurt AG and Eurex Zürich AG was expected end of 2015, however it was postponed to May 2016.

RepoNTP or F7 system was live for all markets in July 2015.

New projects

ISE has announced the launch in 2017 of a new CFTC-regulated designated contract market ("DCM") (i.e., futures exchange), based on T7 adaptation software.

Cash Markets T7 migration: On top of the derivatives markets, cash markets will be integrated in T7 software. Letter of Intent was signed accordingly end of 2015, and a license agreement shall take place in 2016.

New 360T platform will be using T7 software as a basis to implement and operate a spot market for FX products. License agreement shall take place in 2016.

HG

Company's future developments

The Board of Directors is currently looking to a potential move of the headquarter from Luxembourg to Germany. No decision has been taken yet and further analysis will occur in 2016.

Risk report

Finnovation is embedded in the risk management framework of Deutsche Börse AG. This framework aims at ensuring that all threats, causes of loss and potential disruptions are properly identified as soon as possible, centrally recorded, assessed (that is, quantified in financial terms to the greatest possible extent), reported in a timely manner and controlled.

Major risks relate to the value of the developed software and potential value adjustments, as well as lower than expected revenues from its licensing activity and foreseen cost increases.

Environment

For Finnovation, environmental protection is an unconditional commitment to preserving the natural environment and resources. It aims to reduce its ecological footprint as much as possible.

Appropriation of accumulated earnings

Accumulated earnings as at 31 December 2015 being negative and Research and development costs are not fully amortized, no dividend may be distributed.

Representative offices, branches and subsidiaries

Finnovation has no representative offices, branches, or subsidiaries as at 31 December 2015.

Acquisition of own shares

Finnovation did not acquire own shares during the financial year ending 31 December 2015.

Employees

Finnovation had one employee during 2015 and 2014.

Subsequent events

- **Deutsche Börse AG and London Stock Exchange plc (LSE) merger**

The Management Board of Deutsche Börse AG and the Board of LSE confirm that they are in detailed discussions about a potential merger of equals of the two businesses (the "Potential Merger"). The Potential Merger would be structured as an all-share merger of equals under a new holding company. Discussions between the parties remain ongoing regarding the other terms and conditions of the Potential Merger. There can be no certainty that any transaction will occur. Any transaction would be subject to regulatory approval, Deutsche Börse shareholders' acceptance and LSE shareholder approval, as well as other customary conditions. It is too early to anticipate specific impacts on Finnovation S.A.

- **Deutsche Börse AG to divest International Securities Exchange Holdings, Inc.**

Deutsche Börse AG ("Deutsche Börse") and NASDAQ, Inc. ("NASDAQ") have entered into an agreement regarding the sale of International Securities Exchange Holdings, Inc. ("ISE"), operator of three US equity options exchanges, and ISE's holding company U.S. Exchange Holdings, Inc. to NASDAQ for a total cash consideration of 1.1 billion US$. The agreement excludes ownership interest in Bats Global Markets, Inc. and in Digital Asset Holdings LLC, which will continue to be owned by Deutsche Börse.
The Management expects potential impacts on Finnovation S.A.



KPMG Luxembourg, Société coopérative
39, Avenue John F. Kennedy
L-1855 Luxembourg

Tel.: +352 22 51 51 1
Fax: +352 22 51 71
Email: info@kpmg.lu
Internet: www.kpmg.lu

To the Shareholders of
Finnovation, société anonyme
42, Avenue John F. Kennedy
L-1855 Luxembourg

REPORT OF THE REVISEUR D'ENTREPRISES AGRÉÉ

Report on the annual accounts

Following our appointment by the Sole Shareholder Resolution dated 15 June 2015, we have audited the accompanying annual accounts of Finnovation, société anonyme, which comprise the balance sheet as at 31 December 2015 and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors' responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the Réviseur d'Entreprises agréé

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the Commission de Surveillance du Secteur Financier. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgement of the Réviseur d'Entreprises agréé, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the Réviseur d'Entreprises agréé considers internal control relevant to the entity's preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Finnovation, société anonyme as of 31 December 2015, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is consistent with the annual accounts.

Luxembourg, 7 June 2016

KPMG Luxembourg,
Société coopérative
Cabinet de révision agréé

Stanislas Chambourdon

Annual Accounts Helpdesk:

Tel. : (+352) 247 88 494
Email : centralebilans@statec.etat.lu

RCSL Nr.: B137928	Matricule: 2008 2209 361
	eCDF entry date:

BALANCE SHEET

Financial year from 01 01/01/2015 **to** 02 31/12/2015 (in 03 EUR)

Finnovation S.A.

42, Avenue JF Kennedy
L-1855 Luxembourg

ASSETS

	Reference(s)		Current year		Previous year
A. Subscribed capital unpaid	1101	101		102	
I. Subscribed capital not called	1103	103		104	
II. Subscribed capital called but unpaid	1105	105		106	
B. Formation expenses	1107	107		108	
C. Fixed assets	1109	109	161.957.574,64	110	154.359.135,00
I. Intangible fixed assets	1111	111	161.957.574,64	112	154.359.135,00
1. Research and development costs	1113 3	113	160.503.706,64	114	152.003.877,00
2. Concessions, patents, licences, trade marks and similar rights and assets, if they were	1115	115	1.453.868,00	116	2.355.258,00
a) acquired for valuable consideration and need not be shown under C.I.3	1117	117	1.453.868,00	118	2.355.258,00
b) created by the undertaking itself	1119	119		120	
3. Goodwill, to the extent that it was acquired for valuable consideration	1121	121		122	
4. Payments on account and intangible fixed assets under development	1123	123		124	
II. Tangible fixed assets	1125	125		126	
1. Land and buildings	1127	127		128	
2. Plant and machinery	1129	129		130	

/tc

		Reference(s)		Current year		Previous year
3. Other fixtures and fittings, tools and equipment	1131		131		132	
4. Payments on account and tangible fixed assets under development	1133		133		134	
III. Financial fixed assets	1135		135		136	
1. Shares in affiliated undertakings	1137		137		138	
2. Amounts owed by affiliated undertakings	1139		139		140	
3. Shares in undertakings with which the undertaking is linked by virtue of participating interests	1141		141		142	
4. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1143		143		144	
5. Securities and other financial instruments held as fixed assets	1145		145		146	
6. Loans and claims held as fixed assets	1147		147		148	
7. Own shares or own corporate units	1149		149		150	
D. Current assets	1151		151	25.778.225,81	152	20.781.198,00
I. Inventories	1153		153		154	
1. Raw materials and consumables	1155		155		156	
2. Work and contracts in progress	1157		157		158	
3. Finished goods and merchandise	1159		159		160	
4. Payments on account	1161		161		162	
II. Debtors	1163		163	17.916.398,75	164	19.228.336,00
1. Trade receivables	1165		165		166	
a) becoming due and payable within one year	1167		167		168	
b) becoming due and payable after more than one year	1169		169		170	
2. Amounts owed by affiliated undertakings	1171		171	17.487.247,11	172	18.932.896,00
a) becoming due and payable within one year	1173	4	173	17.487.247,11	174	18.932.896,00
b) becoming due and payable after more than one year	1175		175		176	
3. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1177		177		178	
a) becoming due and payable within one year	1179		179		180	
b) becoming due and payable after more than one year	1181		181		182	

RCSL Nr.: B137928	Matricule: 2008 2209 361

		Reference(s)		Current year		Previous year
4. Other receivables	1163		183	429.151,64	184	295.440,00
a) becoming due and payable within one year	1185		185	429.151,64	186	295.440,00
b) becoming due and payable after more than one year	1187		187		188	
III. Transferable securities and other financial instruments	1189		189		190	
1. Shares in affiliated undertakings and in undertakings with which the undertaking is linked by virtue of participating interests	1191		191		192	
2. Own shares or own corporate units	1193		193		194	
3. Other transferable securities and other financial instruments	1195		195		196	
IV. Cash at bank, cash in postal cheque accounts, cheques and cash in hand	1197		197	7.861.827,06	198	1.552.862,00
E. Prepayments	1199		199		200	
TOTAL (ASSETS)			201	187.735.800,45	202	175.140.333,00

RCSL Nr.: B137928	Matricule: 2008 2209 361

LIABILITIES

		Reference(s)		Current year		Previous year
A. Capital and reserves	1301		301	152.817.386,15	302	141.908.969,00
I. Subscribed capital	1303	5.1	303	156.400.000,00	304	156.400.000,00
II. Share premium and similar premiums	1305		305		306	
III. Revaluation reserves	1307		307		308	
IV. Reserves	1309		309		310	
1. Legal reserve	1311		311		312	
2. Reserve for own shares or own corporate units	1313		313		314	
3. Reserves provided for by the articles of association	1315		315		316	
4. Other reserves	1317		317		318	
V. Profit or loss brought forward	1319		319	-14.491.030,84	320	-24.948.578,00
VI. Profit or loss for the financial year	1321		321	10.908.416,99	322	10.457.547,00
VII. Interim dividends	1323		323		324	
VIII. Capital investment subsidies	1325		325		326	
IX. Temporarily not taxable capital gains	1327		327		328	
B. Subordinated debts	1329		329		330	
1. Convertible loans	1413		413		414	
a) becoming due and payable within one year	1415		415		416	
b) becoming due and payable after more than one year	1417		417		418	
2. Non convertible loans	1419		419		420	
a) becoming due and payable within one year	1421		421		422	
b) becoming due and payable after more than one year	1423		423		424	
C. Provisions	1331		331	1.316.652,34	332	992.948,00
1. Provisions for pensions and similar obligations	1333		333		334	
2. Provisions for taxation	1335		335	1.307.981,26	336	992.948,00
3. Other provisions	1337		337	8.671,08	338	
D. Non subordinated debts	1339		339	33.601.761,96	340	32.238.416,00
1. Debenture loans	1341		341		342	
a) Convertible loans	1343		343		344	
i) becoming due and payable within one year	1345		345		346	
ii) becoming due and payable after more than one year	1347		347		348	

The notes in the annex form an integral part of the annual accounts

RCSL Nr.: B137928	Matricule: 2008 2209 361

	Reference(s)		Current year		Previous year
b) Non convertible loans	1349	349		350	
i) becoming due and payable within one year	1351	351		352	
ii) becoming due and payable after more than one year	1353	353		354	
2. Amounts owed to credit institutions	1355	355		356	
a) becoming due and payable within one year	1357	357		358	
b) becoming due and payable after more than one year	1359	359		360	
3. Payments received on account of orders as far as they are not deducted distinctly from inventories	1361	361		362	
a) becoming due and payable within one year	1363	363		364	
b) becoming due and payable after more than one year	1365	365		366	
4. Trade creditors	1367	367	304.510,71	368	1.790.201,00
a) becoming due and payable within one year	1369	369	304.510,71	370	1.790.201,00
b) becoming due and payable after more than one year	1371	371		372	
5. Bills of exchange payable	1373	373		374	
a) becoming due and payable within one year	1375	375		376	
b) becoming due and payable after more than one year	1377	377		378	
6. Amounts owed to affiliated undertakings	1379	379	33.280.339,93	380	30.448.215,00
a) becoming due and payable within one year	1381 6	381	33.280.339,93	382	30.448.215,00
b) becoming due and payable after more than one year	1383	383		384	
7. Amounts owed to undertakings with which the undertaking is linked by virtue of participating interests	1385	385		386	
a) becoming due and payable within one year	1387	387		388	
b) becoming due and payable after more than one year	1389	389		390	
8. Tax and social security debts	1391	391		393	
a) Tax debts	1393	393		394	
b) Social security debts	1395	395		396	

The notes in the annex form an integral part of the annual accounts

RCSL Nr.: B137928	Matricule: 2008 2209 361

		Reference(s)		Current year		Previous year
9. Other creditors	1397		397	16.911,32	398	0,00
a) becoming due and payable within one year	1399		399	16.911,32	400	0,00
b) becoming due and payable after more than one year	1401		401		402	
E. Deferred income	1403		403		404	
TOTAL (LIABILITIES)			405	187.735.800,45	406	175.140.333,00

Annual Accounts Helpdesk :

Tel. : (+352) 247 88 494
Email : centralebilans@statec.etat.lu

RCSL Nr. : B137928 | Matricule : 2008 2209 361

eCDF entry date :

PROFIT AND LOSS ACCOUNT

Financial year from 01 01/01/2015 **to** 02 31/12/2015 (in 03 EUR)

Finnovation S.A.

42, Avenue JF Kennedy
L-1855 Luxembourg

A. CHARGES

		Reference(s)		Current year		Previous year
1. Use of merchandise, raw materials and consumable materials	1601		601		602	
2. Other external charges	1603	8	603	52.111.256,62	604	50.995.052,00
3. Staff costs	1605	7.1	605	121.353,67	606	104.125,00
a) Salaries and wages	1607		607	107.619,80	608	93.597,00
b) Social security on salaries and wages	1609		609	6.256,40	610	4.621,00
c) Supplementary pension costs	1611		611	7.477,47	612	5.907,00
d) Other social costs	1613		613		614	
4. Value adjustments	1615		615	29.398.012,12	616	22.926.775,00
a) on formation expenses and on tangible and intangible fixed assets	1617	3	617	29.398.012,12	618	22.926.775,00
b) on current assets	1619		619		620	
5. Other operating charges	1621		621		622	
6. Value adjustments and fair value adjustments on financial fixed assets	1623		623		624	
7. Value adjustments and fair value adjustments on financial current assets. Loss on disposal of transferable securities	1625		625		626	
8. Interest and other financial charges	1627		627	562.479,77	628	189.066,00
a) concerning affiliated undertakings	1629		629		630	
b) other interest and similar financial charges	1631		631	562.479,77	632	189.066,00

RCSL Nr.: B137928	Matricule: 2008 2209 361

	Reference(s)		Current year		Previous year
9. Share of losses of undertakings accounted for under the equity method	1649	649		650	
10. Extraordinary charges	1633	633		634	
11. Income tax	1635	635	447.084,00	636	1.006.062,00
12. Other taxes not included in the previous caption	1637	637		638	
13. Profit for the financial year	1639	639	10.908.416,99	640	10.457.547,00
TOTAL CHARGES		641	93.548.603,17	642	85.678.627,00

The notes in the annex form an integral part of the annual accounts

RCSL Nr.: B137928	Matricule: 2008 2209 361

B. INCOME

		Reference(s)		Current year		Previous year
1. Net turnover	1701	9	701	55.566.283,79	702	48.691.950,00
2. Change in inventories of finished goods and of work and contracts in progress	1703		703		704	
3. Fixed assets under development	1705	3	705	36.996.451,56	706	36.717.028,00
4. Reversal of value adjustments	1707		707		708	
a) on formation expenses and on tangible and intangible fixed assets	1709		709		710	
b) on current assets	1711		711		712	
5. Other operating income	1713		713	2.338,12	714	6.303,00
6. Income from financial fixed assets	1715		715		716	
a) derived from affiliated undertakings	1717		717		718	
b) other income from participating interests	1719		719		720	
7. Income from financial current assets	1721		721		722	
a) derived from affiliated undertakings	1723		723		724	
b) other income from financial current assets	1725		725		726	
8. Other interest and other financial income	1727		727	983.529,70	728	263.346,00
a) derived from affiliated undertakings	1729		729		730	136,00
b) other interest and similar financial income	1731		731	983.529,70	732	263.210,00
9. Share of profits of undertakings accounted for under the equity method	1745		745		746	
10. Extraordinary income	1733		733		734	
13. Loss for the financial year	1735		735	0,00	736	0,00
TOTAL INCOME			737	93.548.603,17	738	85.678.627,00

Finnovation S.A.

Notes to the annual accounts
as per year ended 31 December 2015

1 General

Finnovation S.A. (the 'Company'), was incorporated on 26 March 2008, as a limited liability company in accordance with Luxembourg law.

The purpose of the Company is the creation, development, management and ownership of software and other intellectual property rights, the licensing and sublicensing of such rights or the use thereof by affiliates, group companies or related companies and entities as well as to third parties. An additional object of the Company is the administration, development and management of its stock, securities, software and IP rights portfolio.

The registered office of the Company is 42, avenue J. F. Kennedy, L-1855 Luxembourg and it is registered at the commercial registrar in Luxembourg under number B 137 928.

The Company is included in the consolidated financial statements of Deutsche Börse AG, which are the consolidated financial statements of the largest and the smallest body of undertakings of which Finnovation, société anonyme, forms part as a subsidiary. These consolidated financial statements can be obtained at its registered office at Mergenthaleralle 61, D-65760 Eschborn, Germany or electronically at www.deutsche-boerse.com.

2 Accounting policies and presentation of annual accounts

2.1 Format of annual accounts

These annual accounts have been prepared in conformity with Luxembourg accounting principles and in the format applicable to Luxembourg commercial companies.

2.2 Foreign currency translation

The share capital of the Company is expressed in euro (EUR) and the accounting records are maintained in that currency. Assets and liabilities expressed in a foreign currency are converted into EUR at the rate of exchange ruling at the balance sheet date. Income and charges in foreign currencies are converted into EUR at the rate of exchange ruling on the date of the transaction. Foreign currency gains and losses arising from these valuation principles are taken to profit and loss account.

2.3 Intangible fixed assets

Intangible fixed assets include:

- Certain software development costs which, in the opinion of the Directors, will be matched with reasonable certainty by future revenue streams.
- Purchased concessions, patents, licences, trademarks and similar rights relating to software under development.

149

2.3 Intangible fixed assets (continued)

Purchased software is initially recognised at acquisition cost.

Software development costs are capitalised based on a defined cost per person-day including direct and indirect costs. They are classified in the balance sheet under the caption "Costs of research and development". Capitalisation is shown as a separate caption "Fixed assets under development", in the profit and loss account as work performed by the undertaking for its own purposes and capitalised.

Intangible assets are amortised to the profit and loss account over their estimated useful lives on a straight line basis up to a maximum period of seven years. The amortisation period for intangible assets with finite useful lives is reviewed at least at the end of each financial year. If the expected useful life of an asset differs from previous estimates, the amortisation period is adjusted accordingly. Capitalised software development costs are amortised from the date on which the software is ready to be put into operation.

Value adjustments would be recorded in case a figure lower than the carrying amount would be attributable to an intangible asset at the balance sheet date and the reduction would be expected to be permanent.

2.4 Accounting for receivables/payables

Debtors and creditors are valued at their nominal value. They are subject to value adjustments where their recoveries are compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

3 Intangible fixed assets

Changes in intangible fixed assets for the year ended 31 December 2015 can be analysed as follows:

(amounts expressed in EUR)	Research and development costs	Payments on account and intangible fixed assets under development	Licences	Total
Cost				
At 31 December 2014	194,518,607	8,811,059	4,506,952	207,836,618
Transfers	16,053,792	-16,053,792	-	-
Additions	-	36,996,451	-	36,996,451
Disposals	-	-	-	-
At 31 December 2015	**210,572,399**	**29,753,718**	**4,506,952**	**244,833,069**
Amortisation				
At 31 December 2014	-51,325,788	-	-2,151,694	-53,477,482
Charge for the year	-28,496,622	-	-901,390	-29,398,012
Write-backs on disposals	-	-	-	-
At 31 December 2015	**-79,822,410**	**-**	**-3,053,084**	**-82,875,494**
Net book value				
At 31 December 2014	143,192,819	8,811,059	2,355,258	154,359,135
At 31 December 2015	**130,749,989**	**29,753,718**	**1,453,868**	**161,957,575**

4 Amounts owed by affiliated undertakings due and payable within one year

The amounts owed by affiliated undertakings relate to trade receivables and are mainly License fees.

Amounts expressed in EUR	2015	2014
Deutsche Börse AG (Germany)	6,746,430	-
Eurex Zürich AG (Switzerland)	1,017,581	1,674,273
Eurex Frankfurt AG (Germany)	5,068,128	14,766,819
Eurex Repo GmbH (Germany)	1,051,289	-
International Securities Exchange LLC (U.S.A.)	934,916	2,195,173
Longitude S.A. (Luxembourg)	2,569,972	-
ISE Gemini LLC (U.S.A.)	98,931	296,042
Clearstream Banking S.A. (Luxembourg)	-	590
	17,487,247	18,932,896

The amount owed by Deutsche Börse AG (Germany) includes Cash Pooling balance for an amount of EUR 6,700,000 end of 2015.

ltq

5 Capital and reserves

5.1 Subscribed capital

As at 31 December 2011, the subscribed and fully paid-up capital amounted to one hundred and seven million four hundred thousand euros (EUR 107,400,000) divided into one million seventy-four thousand (1,074,000) shares with a nominal value of one hundred euros (EUR 100) per share.

During the year ended 31 December 2012, the Company increased the share capital by thirty-four million euros (EUR 34,000,000) divided into three hundred and forty thousand (340,000) shares with a nominal value of one hundred euros (EUR 100) per share.

During the year ended 31 December 2013, the Company increased the share capital by fifteen million euros (EUR 15,000,000) divided into one hundred and fifty thousand (150,000) shares with a nominal value of one hundred euros (EUR 100) per share.

As at 31 December 2014 and 2015, the subscribed and fully paid-up capital amounts to one hundred and fifty-six million four hundred thousand euros (EUR 156,400,000) divided into one million five hundred and sixty-four thousand (1,564,000) shares with a nominal value of one hundred euros (EUR 100) per share.

5.2 Non distributable reserves

The Company is required by Luxembourg law to appropriate annually to a legal reserve 5% of its statutory net profit until the aggregate reserve equals 10% of the subscribed share capital. No amount will be required to be transferred during 2016 with respect to the year ended 31 December 2015.

6 Amounts owed to affiliated undertakings due and payable within one year

The amounts owed to affiliated undertakings relate to trade payables.

Amounts expressed in EUR	**2015**	**2014**
Deutsche Börse AG (Germany)	32,724,518	29,906,368
Eurex Frankfurt AG (Germany)	56,902	-
International Securities Exchange LLC (U.S.A.)	-	460,107
Longitude LLC (U.S.A.)	467,918	-
Clearstream International S.A. (Luxembourg)	31,002	81,740
	33,280,340	**30,448,215**

7 Detailed information on the profit and loss account

7.1 Staff costs

The Company employed one employee during 2015 and 2014.

7.2 Directors' emoluments

Finnovation has paid Directors' emoluments for a total amount of EUR 40,000 in 2015 (2014: EUR 0).

No loans or advances granted or outstanding for the benefit of Directors of the Company.

There are no pension liabilities or commitments for the benefit of former Directors of the Company.

8 Other external charges

Amounts expressed in EUR	**2015**	**2014**
Deutsche Börse A.G. (Germany)	48,733,202	44,010,532
Eurex Frankfurt AG (Germany)	63,302	238,418
International Securities Exchange LLC (U.S.A.)	-	654,574
Longitude LLC (U.S.A.)	1,947,436	993,523
Clearstream International S.A. (Luxembourg)	41,345	46,028
Other external charges	1,325,972	5,051,977
	52,111,257	**50,995,052**

Charges paid to Deutsche Börse A.G. and International Securities Exchange LLC relates to software development and IT services, respectively.
Other external charges relate to the development costs of Repo NTP platform with TCS Luxembourg and Stabilit.

9 Net turnover

Net turnover for year consists of license fees, they are analysed below and are all related parties:

Amounts expressed in EUR	**2015**	**2014**
Deutsche Börse A.G (Germany)	512,840	2,124,141
Eurex Frankfurt AG (Germany)	35,129,603	31,903,188
Eurex Zürich AG (Switzerland)	6,642,692	5,595,386
Eurex Repo GmbH (Germany)	1,051,289	-
International Securities Exchange LLC (U.S.A.)	8,508,191	8,038,690
ISE Gemini LLC (U.S.A.)	1,151,697	1,030,545
Longitude S.A.(Luxembourg)	2,569,972	-
	55,566,284	**48,691,950**

Net turnover for year consists of mainly license fees and also maintenance fees.

/h

Geographical analysis is as follows:

Amounts expressed in EUR	**2015**	**2014**
Luxembourg	2,569,972	-
Germany	36,693,732	34,027,328
U.S.A.	9,659,888	9,069,235
Switzerland	6,642,692	5,595,386
	55,566,284	**48,691,949**

10 Remuneration of the external auditor

Total yearly professional fees in regards with the audit performed by the Company KPMG Luxembourg Société coopérative, recorded in the P&L account as at 31 December 2015, is analysed as follows:

Amounts expressed in EUR , excluding VAT	**2015**	**2014**
Audit fees	18,360	9,282
	18,360	**9,282**

Such fees are presented under other operating charges in the profit and loss account.

11 Subsequent events

Deutsche Börse AG and London Stock Exchange plc (LSE) merger

The Management Board of Deutsche Börse AG and the Board of LSE confirm that they are in detailed discussions about a potential merger of equals of the two businesses (the "Potential Merger"). The Potential Merger would be structured as an all-share merger of equals under a new holding company. Discussions between the parties remain ongoing regarding the other terms and conditions of the Potential Merger. There can be no certainty that any transaction will occur. Any transaction would be subject to regulatory approval, Deutsche Börse shareholders' acceptance and LSE shareholder approval, as well as other customary conditions. It is too early to anticipate specific impacts on Finnovation S.A.

Deutsche Börse AG to divest International Securities Exchange Holdings, Inc.

Deutsche Börse AG ("Deutsche Börse") and NASDAQ, Inc. ("NASDAQ") have entered into an agreement regarding the sale of International Securities Exchange Holdings, Inc. ("ISE"), operator of three US equity options exchanges, and ISE's holding company U.S. Exchange Holdings, Inc. to NASDAQ for a total cash consideration of 1.1 billion US$. The agreement excludes ownership interest in Bats Global Markets, Inc. and in Digital Asset Holdings LLC, which will continue to be owned by Deutsche Börse.

The Management expects potential impacts on Finnovation S.A.



Exhibit I

The financials of ISE Mercury, LLC are not available for 2015

Exhibit J

The following is a list of members of all director and standing committees who hold or have held their offices or positions during the previous year.

Board of Directors

April 2016 through June 2016

Gary Katz
President and Chief Executive Officer ISE Gemini
Director since April 26, 2016

Andreas Preuß
CEO, Eurex
Director since April 26, 2016

Jürg Spillmann
Member of the Executive Board at Eurex
Director since April 26, 2016

Patrick Hickey
Head of Market Structure
Optiver US, LLC
CMM Director since April 26, 2016

Jonathan Rosen
Managing Director
Citadel Derivatives Group LLC
PMM Director since April 26, 2016

Elizabeth Martin
Managing Director and the Head of Global Equities Management
Goldman Sachs & Co.
EAM Director since April 26, 2016

Tyler Sorba
Managing Director
Morgan Stanley & Co
PMM Director since April 26, 2016

Joseph Sellitto
Chief Executive Officer
Global Execution Brokers
EAM Director since April 26, 2016

Eric Levine
Managing Director
Barclays Capital Inc.

CMM Director of ISE since April 26, 2016

Jeffery Tessler
Member of the Executive Board
Deutsche Börse AG
Director since April 26, 2016

Michael P. Monaco
Senior Managing Director
Conway Del Genio Gries & Co., LLC
Mr. Monaco has been a non-industry director of ISE Mercury since April 26, 2016

Joseph Stefanelli
Retired
Director since April 26, 2016

David Krell
Chairperson of ISE Gemini since April 26, 2016

Kenneth Vecchione
CFO
Apollo Global Management
Director since April 26, 2016

Christianna Wood
Chairperson and member of the Board of Directors for the International Corporate Governance Network
Director since April 26, 2016

Board Commitees

Compensation Committee
Mike Monaco
Joseph Stefanelli
Kenneth Vecchione

Corporate Governance Committee
Christianna Wood
David Krell
Andreas Preuß
Joseph Stefanelli
Kenneth Vecchione
Michael Monaco
Marcus Thompson

Finance and Audit Committee
Christianna Wood

Andreas Preuß
Kenneth Vecchione
Michael Monaco
Marcus Thompson
Jeffery Tessler

Member Committees

Current members of the Business Conduct Committee

Mike Felty Compliance Officer	Citadel Securities, LLC (PMM, CMM, EAM)
Dennis Kerlin Chief Compliance Officer	Spot Trading, LLC (EAM)
Jeffrey Matthews Vice President	Citigroup Global Derivatives LLC (PMM, CMM & EAM)
Bill Meehan Director	CIBC World Markets (EAM)
Kristofer Williams Compliance Officer	Morgan Stanley (PMM, CMM & EAM)
Mark Straubel Compliance Officer	Barclays Capital (EAM & CMM)
Joel Zawko Compliance Director	Optiver, LLC (CMM)
Dan Overmyer Compliance Officer	IMC Financial (CMM & EAM)
Justin Kletter Compliance Officer	Merrill Lynch (PMM, CMM, EAM)
Jim Draddy Compliance Director	Jump Trading LLC

Current members of the Allocation Committee

Boris Ilyevsky

Jeanine Hightower

Dan Amar

Michael Fodor

Adrian Griffith

Exhibit K

Shareholders that directly own 5% or more of a class of voting security:

International Securities Exchange Holdings, Inc.
60 Broad Street
New York, NY 10004
Class A Common Stock 100%
Control Person

Exhibit M

Alphabetical List of Members of ISE Mercury, LLC
as of June 30, 2016

ABN AMRO Clearing Chicago LLC
March 8, 2016
401 South LaSalle Street, 17th Floor, Chicago, IL 60605
Contact: Monika Tyrichtrova, (312) 341-8595
Electronic Access Member (self clearing public business and proprietary trading, and third party clearing)
Electronic Access Member Trading Right

Automated Trading Desk Financial Services, LLC
March 8, 2016
11 eWall St., Mount Pleasant, SC 29464
Contact: Andrea Shafer, (843) 789-2070
Electronic Access Member (public business)
Electronic Access Member Trading Right

Barclays Capital, Inc.
March 8, 2016
745 Seventh Avenue, New York, NY 10019
Contact: Eric Levine (212)526-2173
Contact: Electronic Access Member (self clearing public business and proprietary trading)
Primary Market Maker Member (2 Membership)
Competitive Market Maker Member (8 Memberships)
Electronic Access Member, Competitive Market Making Trading Rights & Primary Market Maker Trading Rights

Citadel Securities LLC
March 8, 2016
131 S. Dearbom Street, Chicago, IL 60603
Contact: Matthew Hinerfeld, (312) 395-3123
Electronic Access Member (public business)
Electronic Access Member Trading Right
Primary Market Maker Member (1 Membership)
Competitive Market Maker Member (8 Memberships)
Primary Market Making & Competitive Market Making Trading Rights

Citigroup Derivatives Markets Inc.
March 8, 2016
390 Greenwich Street, New York, NY 10013
Contact: J. Slade Winchester, (952) 475-5581
Primary Market Maker Member
Primary Market Making Trading Rights

Compass Professional Services, LLC
March 8, 2016
111 West Jackson Blvd. 20th Floor
Chicago, IL 60604
Contact: Jetaun Williams (312) 692-8604
Electronic Access Member (clearing only)
Electronic Access Member Trading Right

Convergex Execution Solutions LLC
March 8, 2016
311 South Wacker Drive, Suite 3800, Chicago, IL 60606
Contact: Allen Greenberg, (312) 780.1530

Electronic Access Member (agency business and proprietary trading)
Electronic Access Member Trading Right

Credit Suisse Securities (USA) LLC
March 8, 2016
11 Madison Avenue, New York, NY 10010
Contact: Nathan Steele, (212) 538 5422
Electronic Access Member (self clearing public business and proprietary trading)
Electronic Access Member

Dash Financial LLC
March 8, 2016
910 W. Van Buren, Chicago, IL 60607
Contact: Jon Stoler, (847) 550-1717
Electronic Access Member (agency business)
Electronic Access Member Trading Right

DRW Securities, LLC
March 8, 2016
540 West Madison, Chicago, IL 60606
Contact: Rob Armour, (312) 244-5408
Electronic Access Member (proprietary business)
Electronic Access Member Trading Right

Deutsche Bank Securities Inc.
March 8, 2016
31 West 52nd Street, New York, NY 10019
Contact: Margaret O'Brien, (212) 469-4931
Electronic Access Member (self clearing public business and proprietary trading, third party clearing)
Electronic Access Member Trading Right

Global Execution Brokers, LP
March 8, 2016
401 City Avenue, Suite 220, Bala Cynwyd, PA 19004
Contact: Diane Roberts, (610) 617-2661
Electronic Access Member (agency trading)
Electronic Access Member Trading Right

Goldman, Sachs & Co.
March 8, 2016
200 West Street, New York, NY 10282
Contact: Elizabeth Martin, (212) 357-5414
Primary Market Maker Member (1 Memberships)
Competitive Market Maker Member (8 Memberships)
Electronic Access Member (public business)
Primary Market Making, Competitive Market Making & Electronic Access Member Trading Rights

Goldman Sachs Execution & Clearing, L.P.
March 8, 2016
71 S. Wacker Drive, Suite 500, Chicago, IL 60606
Contact: Lindsey Sine, 312 655 6263
Electronic Access Member (self clearing public business and proprietary trading)
Electronic Access Member Trading Rights

Hilltop Securities Inc.
March 8, 2016
1201 Elm Street, Suite 3500, Dallas, TX 75270
Contact: Brad Northcutt, (214) 859-6715
Electronic Access Member (self clearing public business and proprietary trading, and third party clearing)
Electronic Access Member Trading Right

IMC Financial Markets
March 8, 2016
233 S. Wacker Dr, Chicago, IL 60605
Contact: Niall Blehein, (312) 362-3713
Competitive Market Maker (5 membership)
Electronic Access Member (public business)
Competitive Market Making & Electronic Access Member Trading Rights

Instinet, LLC
March 8, 2016
3 Times Square, 7th Fl., New York, NY 10019
Contact: Michael Fleischner 212.310.5268
Electronic Access Member (public business)
Electronic Access Member Trading Right

Interactive Brokers LLC
March 8, 2016
Two Pickwick Plaza, 2nd Floor, Greenwich, CT 06830
Contact: Bradford L. Jacobowitz, (203) 618-5863
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Right

ITG Derivatives LLC
March 8, 2016
30 South Wacker Drive, Suite 1610, Chicago, IL 60606
Contact: Paul Washer, (312) 935-0125
Electronic Access Member (public business)
Electronic Access Member Trading Right

Jefferies, LLC
March 8, 2016
520 Madison Avenue, 12th Floor, New York, NY 10022
Contact: Michael Altomare, 212.284.2359
Electronic Access Member (third party clearing)
Electronic Access Member Trading Right

J.P. Morgan Securities Inc.
March 8, 2016
383 Madison Avenue, New York NY10179
Contact: Ronald J. Veith, (212) 648-9465
Electronic Access Member (self clearing public business)
Electronic Access Member

J.P. Morgan Clearing Corp.
March 8, 2016
383 Madison Avenue, New York NY10179
Contact: Ronald J. Veith, (212) 648-9465
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Rights

KCG Americas, LLC
March 8, 2016
545 Washington Blvd., Jersey City, NJ 07310
Contact: Matthew Datre (201) 386.2891
Electronic Access Member (Public business)
Electronic Access Member Trading Right

Lek Securities Corporation
March 8, 2016
One Liberty Plaza 52nd Floor, New York, NY 10006

Contact: Daniel Hanuka, (212) 509-2300
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Right

Lime Brokerage LLC
March 8, 2016
625 Broadway, 12th Floor
New York, NY 10012
Contact: William St. Laurent, (212) 509-2300
Electronic Access Member (public business)
Electronic Access Member Trading Right

Merrill Lynch, Pierce, Fenner & Smith Incorporated
March 8, 2016
One Bryant Park – 17th Floor Mailcode: NY1-100-17-07 New York NY 10036
Contact: Justin Kletter, 646-855-1186
Electronic Access Member (self clearing public business and proprietary trading)
Electronic Access Member

Merrill Lynch Professional Clearing Corporation
March 8, 2016
One Bryant Park – 17th Floor Mailcode: NY1-100-17-07 New York NY 10036
Contact: Justin Kletter, 646-855-1186
Electronic Access Member (self clearing public business and proprietary trading, and third party clearing)
Electronic Access Member Trading Rights

Morgan Stanley & Co. Incorporated
March 8, 2016
1585 Broadway, New York, NY 10036-8293
Contact: Kristofer Williams, 212-761-8112
Primary Market Maker Member (1 Memberships
Competitive Market Maker Member (8 Memberships)
Electronic Access Member (self clearing public business and proprietary trading)
Primary Market Making, Competitive Market Making & Electronic Access Member Trading Rights

Optiver US, LLC
March 8, 2016
440 South La Salle, Suite 1121, Chicago IL 60605
Contact: Pat Hickey, (312) 347-3310
Competitive Market Maker Member (2 Membership)
Electronic Access Member (proprietary business)
Electronic Access Member & Competitive Market Making Trading Rights

Pershing LLC
March 8, 2016
One Pershing Plaza, Jersey City, NJ 07399
Contact: Phil Muscarella, 321-249-4611
Electronic Access Member (Broker)
Electronic Access Member Trading Right

Susquehanna Securities
March 8, 2016
401 City Avenue, Suite 220, Bala Cynwyd, PA 19004
Contact: Diane Roberts, (610) 617-2661
Primary Market Making (1 Membership)
Competitive Market Maker Member (8 Memberships)
Competitive Market Making &Trading Rights

Sumo Capital, LLC
March 8, 2016
141 West Jackson, Ste 1280 Chicago, IL 60604
Contact: John H. Superson, 312-362-4550
Electronic Access Member
Electronic Access Member Trading Right

UBS Securities LLC
March 8, 2016
1285 Avenue of the Americas, New York, NY 10019-6028
Contact: Natasha Dabrowska, 212 713 1128
Primary Market Maker (Lessor Only)
Competitive Market Maker Member (Lessor Only)
Electronic Access Member (self clearing public business and proprietary trading)
Primary Market Making, Competitive Market Making & Electronic Access Member Trading Rights

Volant Liquidity, LLC
March 8, 2016
7 World Trade Center, Suite 3301
New York, NY 10007
Contact: Will Shin 646-484-3005
Competitive Market Maker Member (3 Memberships)
Electronic Access Member (proprietary business)
Competitive Market Making & Electronic Access Member Trading Rights

Wells Fargo Advisors, LLC
March 8, 2016
1 Wachovia Center, NC-0600, Charlotte, NC 28288
Contact: Thomas Golen (704) 383-5658
Electronic Access Member (public business and proprietary trading)
Electronic Access Member Trading Right

Wall Street Access
March 8, 2016
17 Battery Place, 11th Floor, New York, NY 10004
Contact: William Lavin, (212) 232-5602
Electronic Access Member (public business)
Electronic Access Member Trading Right

Wedbush Securities Inc.
March 8, 2016
1000 Wilshire Blvd., 9th Fl., Los Angeles , CA 90017
Contact: Kevin Beadles, (213) 688-8000
Electronic Access Member (agency business)
Electronic Access Member Trading Right

Wolverine Trading, L.P.
March 8, 2016
175 West Jackson Suite 200 Chicago IL 60604
Contact: David Cavicke, 312-884-3490
Primary Market Maker (1 Membership)
Competitive Market Maker Member (9 Memberships)
Electronic Access Member (proprietary business)
Competitive Market Making & Electronic Access Member Trading Rights

Wolverine Execution Services, LLC
March 8, 2016
175 West Jackson Suite 200 Chicago IL 60604

Contact: David Cavicke, 312-884-3490
Electronic Access Member (public business)
Electronic Access Member Trading Right

Exhibit N

(1) Securities listed on the ISE Mercury, LLC, as of June 29, 2016 all of which are issued by the Options Clearing Corporation, are standardized put and call option contracts for the 3,186 underlying securities and indexes identified in the attached list.

(2) There are no securities admitted to unlisted trading privileges on the ISE Mercury, LLC.

(3) There are no unregistered securities admitted to trading on the ISE Mercury, LLC. which are exempt from registration under Section 12(a) of the Act.

(4) There are no other securities traded on the ISE Mercury, LLC

AAN	AARONS INC.
AAV	ADVANTAGE ENERGY INCOME FUND
ABT	ABBOTT LABORATORIES
ACGL	ARCH CAPITAL GROUP LTD.
ACIW	ACI WORLDWIDE INC.
ACOR	ACORDIA THERAPEUTICS INC.
ACRX	ACELRX PHARMACEUTICALS INC
ACUR	ACURA PHARMACEUTICALS INC.
ACWV	ISHARES MSCI ALL COUNTRY WORLD MINIMUM VOLATILITY ETF
ACXM	ACXIOM CORP.
ADI	ANALOG DEVICES INC.
ADS	ALLIANCE DATA SYSTEMS CORP.
AEE	AMEREN CORPORATION
AEG	AEGON NV
AEIS	ADVANCED ENERGY
AEL	AMERICAN EQUITY INVESTMENT LIF
AFTY	CSOP FTSE CHINA A50 ETF/UNITED
AGRO	ADECOAGRO SA
AHS	AMN HEALTHCARE SRVS
AIRM	AIR METHODS CORP
AKAM	AKAMAI TECHNOLOGIES
ALFA	ALPHACLONE ALTERNATIVE ALPHA ETF
ALIM	ALIMERA SCIENCES INC
ALLT	ALLOT COMMUNICATIONS LTD.
AMAG	AMAG PHARMACEUTICALS INC.
AMAT	APPLIED MATERIALS INC.
AME	AMETEK INC.
AMG	AFFILIATED MANAGERS GROUP INC
AMH	AMERICAN HOMES 4 RENT
AMRN	AMARIN CORP PLC ADS
AMSG	AMSURG CORP
ANGO	ANGIODYNAMICS INC
ANIP	ANI PHARMACEUTICALS INC
ANSS	ANSYS INC.
AON	AON PLC
APH	AMPHENOL CORPORATION
APOG	APOGEE ENTERPRISES INC
APRI	APRICUS BIOSCIENCES INC.
AR	ANTERO RESOURCES CORP
ARCB	ARCBEST CORP.
ARCO	ARCOS DORADOS HOLDINGS INC. CL A
ARES	ARES MANAGEMENT LP
ARQL	ARQULE INC.
ARW	ARROW ELECTRONICS INC.
ATRS	ANTARES PHARMA INC
ATU	ACTUANT CORPORATION
AU	ANGLOGOLD LIMITED

AVEO	AVEO PHARMACEUTICALS INC.
AVY	AVERY DENNISON CORPORATION
AXU	ALEXCO RESOURCE CORP
AYI	ACUITY BRANDS INC.
AZN	ASTRAZENECA PLC
BAL	IPATH DJ-UBS COTTON ETN
BANR	BANNER CORP
BAP	CREDICORP LTD
BCE	BCE INC.
BCO	BRINK'S COMPANY THE
BCOR	BLUCORA INC
BCPC	BALCHEM CORP
BCR	BARD C R INC
BCS	BARCLAYS PLC
BEL	BELMOND LTD.
BETR	AMPLIFY SNACK BRANDS INC
BGS	B&G FOODS INC.
BIOD	BIODEL INC
BJK	MARKET VECTORS GAMING ETF
BJRI	BJS RESTAURANTS INC.
BKEP	BLUEKNIGHT ENERGY PARTNERS LP
BKFS	BLACK KNIGHT FINL SVCS INC CL
BKLN	POWERSHARES SENIOR LOAN PORTFO
BLD	TOPBUILD CORP
BLKB	BLACKBAUD INC
BLMN	BLOOMIN' BRANDS INC
BMA	BANCO MACRO SA
BMI	BADGER METER INC.
BMS	BEMIS COMPANY
BNED	BARNES AND NOBLE EDUCATION INC.
BNFT	BENEFITFOCUS INC
BPI	BRIDGEPOINT EDUCATION INC.
BPT	BP PRUDHOE BAY ROYALTY TRUST
BRF	MARKET VECTORS BRAZIL SMALL CAP ETF
BRFS	BRF-BRAZIL FOODS S/A ADS
BSBR	BANCO SANTANDER BRASIL SA
BSX	BOSTON SCIENTIFIC CORPORATION
BTX	BIOTIME INC
BWEN	BROADWIND ENERGY INC
BX	THE BLACKSTONE GROUP LP
BXMT	BLACKSTONE MORTGAGE TRUST INC
BXP	BOSTON PROPERTIES INC.
BZF	WISDOMTREE BRAZILIAN REAL STRA
CBB	CINCINNATI BELL INC
CBD	COMPANHIA BRASILEIRA DE DISTRIBUICAO SPONSORED ADR PFD CLASS A
CBL	CBL & ASSOCIATES PROPERTIES
CBS	CBS CORP.CLASS B

CBT	CABOT CORPORATION
CCP	CARE CAPITAL PROPERTIES, INC.
CDK	CDK GLOBAL, INC.
CDNS	CADENCE DESIGN SYSTEMS INC.
CDW	CDW CORP/DE
CE	CELANESE CORP. (SERIES A)
CENX	CENTURY ALUMINUM CO.
CEO	CNOOC LIMITED ADS
CETC	HONGLI CLEAN ENERGYTECH CORP.
CETV	CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
CFFN	CAPITOL FEDERAL FINANCIAL INC.
CFG	CITIZENS FINANCIAL GROUP INC
CFR	CULLEN FROST BANKERS
CFX	COLFAX CORP
CGA	CHINA GREEN AGRICULTURE INC.
CGEN	COMPUGEN LTD
CHE	CHEMED CORPORATION
CHGG	CHEGG INC
CHIQ	GLOBAL X CHINA CONSUMER ETF
CHIX	GLOBAL X CHINA FINANCIALS ETF
CHMT	CHEMTURA CORP.
CHS	CHICOâÛªS FAS INC.
CHU	CHINA UNICOM LTD. (ADS)
CIEN	CIENA CORP.
CLBS	CALADRIUS BIOSCIENCES INC
CLNY	COLONY FINANCIAL INC
CLUB	TOWN SPORTS INTERNATIONAL HOLD
CMA	COMERICA INC.
CMP	COMPASS MINERALS INTERNATIONAL INC
CMPR	CIMPRESS NV
CMS	CMS ENERGY CORP
CMTL	COMTECH TELECOMMUNICATIONS CORP.
CNHI	CNH INDUSTRIAL NV
CNK	CINEMARK HOLDINGS, INC.
CNTY	CENTURY CASINOS INC
COO	COOPER COMPANIES INC.
COP	CONOCOPHILLIPS
CORE	CORE-MARK HOLDING COMPANY, INC.
CORT	CORCEPT THERAPEUTICS INC.
CPGX	COLUMBIA PIPELINE GROUP INC
CPPL	COLUMBIA PIPELINE PARTNERS LP
CRL	CHARLES RIVER LABORATORIES
CRME	CARDIOME PHARMA CORP.
CROP	IQ GLOBAL AGRIBUSINESS SMALL CAP ETF
CSAL	COMMUNICATIONS SALES & LEASING INC.
CSCO	CISCO SYSTEMS INC.
CSGS	CSG SYS INTL INC

CSH	CASH AMERICA INTERNATIONAL INC.
CSU	CAPITAL SENIOR LIVING CORP
CSV	CARRIAGE SERVICES INC
CTL	CENTURYTEL INC.
CTLT	CATALENT INC
CUTR	CUTERA INC
CVA	COVANTA HOLDING CORP.
CVEO	CIVEO CORP
CVO	CENVEO INC
CVRR	CVR REFINING LP
CVT	CVENT INC
CWB	SPDR BARCLAYS CONVERTIBLE SECU
CWST	CASELLA WASTE SYS INC
CXP	COLUMBIA PROPERTY TRUST INC
CYTR	CYTRX CORP
DBO	POWERSHARES DB OIL FUND
DBS	POWERSHARES DB SILVER FUND
DCO	DUCOMMUN INC
DD	E.I. DU PONT DE NEMOURS AND COMPANY
DES	WISDOMTREE SMALLCAP DIVIDEND F
DFRG	DEL FRISCO'S RESTAURANT GROUP
DGI	DIGITALGLOBE INC.
DIN	DINEEQUITY INC.
DIOD	DIODES INC
DK	DELEK US HOLDINGS INC.
DMD	DEMAND MEDIA INC.
DNN	DENISON MINES CORPORATION
DNO	UNITED STATES SHORT OIL FUND
DORM	DORMAN PRODUCTS INC
DQ	DAQO NEW ENERGY CORP
DRQ	DRIL-QUIP INC
DRRX	DURECT CORP
DST	DST SYSTEMS
DTE	DTE ENERGY CO.
DTLK	DATALINK CORP.
DUK	DUKE ENERGY CORPORATION
DV	DEVRY INC.
DXPE	DXP ENTERPRISES INC
EBAY	EBAY INC.
ECYT	ENDOCYTE INC.
EDAP	EDAP TMS SA
EDC	DIREXIONSHARES EMERGING MARKET
EEB	GUGGENHEIM BRIC ETF
EEMV	ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY ETF (US)
EFAV	ISHARES MSCI EAFE MINIMUM VOLATILITY ETF
EFZ	PROSHARES SHORT MSCI EAFE
EGY	VAALCO ENERGY INC.

EMAN	EMAGIN CORP.
ENR	ENERGIZER HOLDINGS INC.
ENS	ENERSYS INC.
EPC	EDGEWELL PERSONAL CARE COMPANY
EPE	EP ENERGY CORP
EPP	ISHARES MSCI PACIFIC EX-JAPAN INDEX FUND
EQGP	EQT GP HLDGS LP
EQR	EQUITY RESIDENTIAL
ERN	ERIN ENERGY CORPORATION
ESRT	EMPIRE STATE REALTY TRUST INC
ESRX	EXPRESS SCRIPTS INC
ETH	ETHAN ALLEN INTERIORS INC.
EWD	ISHARES MSCI SWEDEN ETF
EWH	ISHARES MSCI HONG KONG INDEX FUND
EWU	ISHARES UNITED KINGDOM
EWV	PROSHARES ULTRASHORT MSCI JAPA
EWZ	ISHARES MSCI BRAZIL INDEX FUND
EXAM	EXAMWORKS GROUP INC
EXAS	EXACT SCIENCES CORP.
EZU	ISHARES MSCI EMU ETF
FARO	FARO TECHNOLOGIES INC
FBIO	FORTRESS BIOTECH, INC.
FC	FRANKLIN COVEY CO.
FCF	FIRST COMMONWEALTH FINANCIAL CORPORATION
FCH	FELCOR LODGING TRUST INC
FEIC	FEI CO
FET	FORUM ENERGY TECHNOLOGIES INC
FFIV	F5 NETWORKS INC.
FFNW	FIRST FINANCIAL NORTHWEST INC
FHN	FIRST HORIZON NATIONAL CORPORA
FI	FRANK'S INTERNATIONAL NV
FIG	FORTRESS INVESTMENT GROUP
FIS	FIDELITY NATIONAL INFORMATION
FIW	FIRST TRUST ISE WATER INDEX FUND
FIX	COMFORT SYSTEMS USA INC
FLOW	SPX FLOW INC
FNB	FNB CORP/PA
FOE	FERRO CORP
FORM	FORMFACTOR INC
FOSL	FOSSIL INC.
FRED	FRED'S INC
FTEK	FUEL TECH INC
FTRI	FIRST TRUST INDXX GLOBAL NATURAL RESOURCES INCOME ETF
FULT	FULTON FINANCIAL CORP.
FUN	CEDAR FAIR LP
FUR	WINTHROP REALTY TRUST
FXB	CURRENCYSHARES BRITISH POUND STERLING TRUST

FXC	CURRENCY SHARES CANADIAN DOLLAR TRUST
FXF	CURRENCY SHARES SWISS FRANC TRUST
FXH	FIRST TRUST HEALTH CARE ALPHAD
FXO	FIRST TRUST FINANCIALS ALPHADEX FUND
GAZ	IPATH DOW JONES UBS NATURAL GAS SUBINDEXTOTAL RETURN ETN
GB	GREATBATCH INC.
GDOT	GREEM DOT CORPORATION
GDX	MARKET VECTORS ETF GOLD MINERS
GEOS	GEOSPACE TECHNOLOGIES CORP
GFA	GAFISA S/A (ADS)
GGP	GENERAL GROWTH PROPERTIES INC.
GHL	GREENHILL CO. INC.
GLBL	TERRAFORM GLOBAL, INC.
GLOB	GLOBANT S A
GMT	GATX CORP.
GOGO	GOGO INC
GPC	GENUINE PARTS
GRUB	GRUBHUB INC
GSG	ISHARES GSCI COMMODITY INDEXED TRUST
GSH	GUANGSHEN RY LTD
GSS	GOLDEN STAR RESOURCES LTD.
GTXI	GTX INC
GURE	GULF RESOURCES INC
GVA	GRANITE CONSTR INC
GWRE	GUIDEWIRE SOFTWARE INC
GXC	SPDR S&P CHINA ETF
GXG	GLOBAL X FTSE COLOMBIA 20 ETF
HELE	HELEN OF TROY LTD.
HFC	HOLLYFRONTIER CORP.
HII	HUNTINGTON INGALLS INDUSTRIES INC.
HLI	HOULIHAN LOKEY, INC. CLASS A
HLS	HEALTHSOUTH CORPORATION
HLTH	NOBILIS HEALTH CORP.
HOG	HARLEY-DAVIDSON INC.
HPE	HEWLETT PACKARD ENT CO
HPT	HOSPITALITY PROPERTIES TRUST
HQY	HEALTHEQUITY INC
HRG	HARBINGER GROUP INC
HSY	HERSHEY FOODS CORPORATION
HT	HERSHA HOSPITALITY TRUST
HTHT	CHINA LODGING GROUP
HTLD	HEARTLAND EXPRESS INC
HURN	HURON CONSULTING GROUP INC
HXL	HEXCEL CORPORATION
HYH	HALYARD HEALTH, INC.
IAI	ISHARES DJ US BROKER DEALERS INDEX FUND
IAU	ISHARES COMEX GOLD TRUST

ICLD	INTERCLOUD SYS INC
ICUI	ICU MED INC
IDV	ISHARES INTERNATIONAL SELECT D
IEI	ISHARES 3-7 YEAR TREASURY BOND
IEMG	ISHARES CORE MSCI EMERGING ETF
IEP	ICAHN ENTERPRISES LP
IEZ	ISHARES DJ US OIL EQUIPMENT & SERVICES
IGV	ISHARES NAMERICAN SOFTWARE ETF
IHG	INTERCONTINENTAL HOTELS GROUP
IIVI	II-VI INC.
ILF	ISHARES S&P LATIN AMERICA 40 INDEX FUND
IMN	IMATION CORP
IMS	IMS HEALTH HLDGS INC
INDL	DIREXION DAILY INDIA BULL 3X S
INFI	INFINITY PHARMACEUTICALS INC
ING	ING GROEP NV
ININ	INTERACTIVE INTELLIGENCE GROUP
INOV	INOVALON HOLDINGS INC
INTC	INTEL CORPORATION
INTX	INTERSECTIONS INC
IONS	IONIS PHARMACEUTICALS INC.
IPHI	INPHI CORP
IPI	INTREPID POTASHINC.
IRWD	IRONWOOD PHARMACEUTICALS INC. (CL A)
ITG	INVESTMENT TECH GRP (NEW)
ITRI	ITRON INC.
ITT	ITT CORP
IWF	ISHARES RUSSELL 1000 GROWTH INDEX FUND
IWP	ISHARES RUSSELL MID-CAP GROWTH
IYE	ISHARES U.S. ENERGY ETF
IYM	ISHARES DJ US BASIC MATERIAL
IYW	ISHARES US TECHNOLOGY ETF
JIVE	JIVE SOFTWARE INC.
JJG	IPATH DJ UBS GRAINS SUBINDEX TOTAL RETUR
JKHY	JACK HENRY & ASSOCIATES INC
JNP	JUNIPER PHARMACEUTICALS, INC
KCE	STREETTRACKS ETF KBW CAPITAL MARKETS
KE	KIMBALL ELECTRONICS INC
KFY	KORN/FERRY INTERNATIONAL
KGC	KINROSS GOLD CORP.
KIE	STREETTRACKS ETF KBW INSURANCE
KKD	KRISPY KREME DOUGHNUTS INC.
KMX	CARMAX INC.
KO	THE COCA-COLA COMPANY
KOLD	PROSHARES ULTRASHORT DJ-UBS NATURAL GAS
KRC	KILROY REALTY CORPORATION
KTCC	KEY TRONIC CORP

LABL	MULTI-COLOR CORP
LAD	LITHIA MOTORS INC. CL A
LADR	LADDER CAPITAL CORP
LBTYK	LIBERTY GLOBAL PLC
LE	LANDS' END INC
LECO	LINCOLN ELECTRIC HOLDINGS INC
LEG	LEGGETT & PLATT INC.
LFUS	LITTELFUSE INC
LHCG	LHC GROUP INC
LIT	GLOBAL X LITHIUM ETF
LITE	LUTENIUM HOLDINGS INC
LMOS	LUMOS NETWORKS CORP
LNC	LINCOLN NATIONAL CORP
LNN	LINDSAY CORPORATION
LODE	COMSTOCK MINING INC
LPNT	LIFEPOINT HOSPITALS INC.
LPSN	LIVEPERSON INC.
LPX	LOUISIANA PACIFIC
LQ	LA QUINTA HOLDINGS INC
LRCX	LAM RESEARCH CORPORATION
LXP	LEXINGTON REALTY TRUST
LYG	LLOYDS TSB GROUP PLC (ADS)
MACK	MERRIMACK PHARMACEUTICALS INC
MANU	MANCHESTER UNITED PLC
MAR	MARRIOTT INTERNATIONAL INC
MBB	ISHARES MBS ETF
MCC	MEDLEY CAPITAL CORP
MCEP	MID-CON ENERGY PARTNERS LP
MCF	CONTANGO OIL AND GAS CO.
MCHI	ISHARES MSCI CHINA ETF
MCHX	MARCHEX INC
MCRI	MONARCH CASINO & RESORT
MCS	MARCUS CORP/THE
MCY	MERCURY GENERAL CORP
MDGN	MEDGENICS INC
MDR	MCDERMOTT INTERNATIONAL
MDRX	ALLSCRIPTS - MISYS HEALTHCARE SOLUTION
MDSO	MEDIDATA SOLUTIONS INC
MESG	XURA INC.
MFCB	MFC BANCORP LTD.
MFRM	MATTRESS FIRM HOLDING CORP
MGA	MAGNA INTERNATIONAL INC.
MGI	MONEYGRAM INTERNATIONAL INC
MGLN	MAGELLAN HEALTH SERVICES INC
MGPI	MGP INGREDIENTS, INC.
MHGC	MORGANS HOTEL GROUP CO.
MHK	MOHAWK INDUSTRIES INC.

MHO	M/I HOMES INC
MIDU	DIREXION DAILY MID CAP BULL 3X
MLNX	MELLANOX TECHNOLOGIES LTD
MMLP	MARTIN MIDSTREAM PARTNERS LP
MMSI	MERIT MEDICAL SYSTEMS INC
MNST	MONSTER BEVERAGE CORP
MON	MONSANTO COMPANY
MOO	MARKET VECTORS-AGRIBUSINESS ETF
MPAA	MOTORCAR PARTS OF AMERICA INC
MPWR	MONOLITHIC POWER SYTEMS INC.
MRC	MRC GLOBAL INC
MSCC	MICROSEMI CORPORATION
MSCI	MSCI INC.
MSGN	MSG NETWORKS
MSM	MSC INDUSTRIAL DIRECT COL INC.
MSTR	MICROSTRATEGY INCORPORATED
MTG	MGIC INVESTMENT CORP.
MTOR	MERITOR INC
MTSI	MA COM TECHNOLOGY SOLUTIONS
MTU	MITSUBISHI UFJ FINANCIAL GROUP
MXL	MAXLINEAR, INC. CLASS A
MYGN	MYRIAD GENETICS INC.
N	NETSUITE INC.
NADL	NORTH ATLANTIC DRILLING LTD
NAK	NORTHERN DYNASTY MINERALS LTD.
NCMI	NATIONAL CINEMEDIA INC
NCT	NEWCASTLE INVESTMENT CORP
NDAQ	THE NASDAQ OMX GROUP INC.
NDSN	NORDSON CORPORATION
NEP	NEXTERA ENERGY PARTNERS LP
NFG	NATIONAL FUEL GAS COMPANY
NHC	NATIONAL HEALTHCARE CORP
NI	NISOURCE INC
NICE	NICE-SYSTEMS LIMITED
NILE	BLUE NILE INC
NLSN	NIELSEN HOLDINGS
NLST	NETLIST INC
NMFC	NEW MOUNTAIN FINANCE CORP
NNI	NELNET INC
NOC	NORTHROP GRUMMAN CORP
NP	NEENAH PAPER INC
NR	NEWPARK RESOURCES INC.
NTAP	NETAPPINC.
NWBI	NORTHWEST BANCSHARES INC
NWS	THE NEWS CORPORATION LIMITED
NX	QUANEX BUILDING PRODCT CORP
NYCB	NEW YORK COMMUNITY BANCORP

NYMT	NEW YORK MORTGAGE TRUST INC
NYMX	NYMOX PHARMACEUTICAL CORP
NYRT	NEW YORK REIT INC
OAS	OASIS PETROLEUM INC.
ODFL	OLD DOMINION FREIGHT LINE
OGXI	ONCOGENEX PHARMACEUTICALS INC.
OIS	OIL STATES INTERNATIONAL INC.
OLLI	OLLIE'S BARGAIN OUTLET HOLDINGS INC
ONP	ORIENT PAPER INC.
ONVO	ORGANOVO HOLDINGS INC
ORCL	ORACLE CORPORATION
OREX	OREXIGEN THERAPEUTICS INC
OSK	OSHKOSH TRUCK CORPORATION
OTEX	OPEN TEXT CORP.
PBW	POWERSHARES EXCHANGE TRADED FUND TRUST WILDERHILL CLEAN ENERGY PORTFOLIO
PCOM	POINTS INTERNATIONAL LTD
PCRX	PACIRA PHARMACEUTICALS INC/DE
PCTY	PAYLOCITY HOLDING CORP
PDCE	PDC ENERGY INC
PDLI	PDL BIOPHARMAINC
PDS	PRECISION DRILLING CORP
PE	PARSLEY ENERGY INC
PEGA	PEGASYSTEMS INC.
PEIX	PACIFIC ETHANOL INC
PER	SANDRIDGE PERMIAN TRUST
PFE	PFIZER INC.
PFIE	PROFIRE ENERGY INC
PFSW	PFSWEB, INC.
PG	THE PROCTER & GAMBLE COMPANY
PGEM	PLY GEM HOLDINGS INC
PGF	POWERSHARES FINANCIAL PREFERRED
PGNX	PROGENICS PHARMACEUTICALS INC.
PGRE	PARAMOUNT GROUP INC
PHM	PULTE GROUP INC.
PHO	POWERSHARES WATER RESOURCE PORTFOLIO
PIN	POWERSHARES INDIA PORTFOLIO
PINC	PREMIER INC
PIP	PHARMATHENE INC
PJC	PIPER JAFFRAY COMPANIES INC.
PKW	POWERSHARES BUYBACK ACHIEVERS
PKX	POSCO (ADS)
PNR	PENTAIR INC.
PPH	MARKET VECTORS PHARMACEUTICAL ETF
PPP	PRIMERO MINING CORP
PRTY	PARTY CITY HOLDCO INC
PST	PROSHARES ULTRASHORT 7-10 YEAR TREASURY
PSTI	PLURISTEM THERAPEUTICS INC

PTC	PTC INC
PTEN	PATTERSON-UTI ENERGY INC.
PTIE	PAIN THERAPEUTICS, INC
PTX	PERNIX THERAPEUTICS HOLDINGS I
PWR	QUANTA SERVICES INC.
QDEL	QUIDEL CORPORATION
QSII	QUALITY SYSTEMS INC.
QTS	QTS REALTY TRUST INC
QTWO	Q2 HOLDINGS INC
RACE	FERRARI NV
RAIL	FREIGHTCAR AMERICA, INC.
RATE	BANKRATE INC.
RAVN	RAVEN INDUSTRIES INC
RBC	REGAL-BELOIT CORP
RCL	ROYAL CARIBBEAN CRUISES LTD.
RDI	READING INTERNATIONAL INC
RDN	RADIAN GROUP
RECN	RESOURCES CONNECTION INC.
REMX	MARKTVECTORSRAREEARTH/STRATEGICMETALSETF
RGS	REGIS CORP.
RICK	RICKS CABARET INTERNATIONAL
RIGL	RIGEL PHARMACEUTICALS INC
RM	REGIONAL MANAGEMENT CORP.
RMAX	RE/MAX HOLDINGS INC
RMD	RESMED INC.
ROG	ROGERS CORP
ROIAK	RADIO ONE, INC. CLASS D
ROIC	RETAIL OPPORTUNITY INVESTMENTS
ROP	ROPER INDUSTRIES INC.
ROSG	ROSETTA GENOMICS LTD
RSPP	RSP PERMIAN INC
RST	ROSETTA STONE INC
RT	RUBY TUESDAY INC.
RTH	MARKET VECTORS RETAIL ETF
RTK	RENTECH INC
RUSHA	RUSH ENTERPRISES INC
RUTH	RUTHS HOSPITALITY GROUP INC
RVLT	REVOLUTION LIGHTING TECHNOLOGI
SAH	SONIC AUTOMOTIVE INC.
SAIA	SAIA INC
SALE	RETAILMENOT INC
SBH	SALLY BEAUTY HOLDINGS INC.
SBUX	STARBUCKS CORPORATION
SCG	SCANA CORP.
SCJ	ISHARES MSCI JAPAN SMALL-CAP E
SDIV	GLOBAL X SUPERDIVIDEND ETF
SDLP	SEADRILL PARTNERS LLC

SEED	ORIGIN AGRITECH LTD.
SEF	PROSHARES SHORT FINANCIALS
SEMI	SUNEDISON SEMICONDUCTOR LTD
SERV	SERVICEMASTER GLOBAL HOLDINGS
SFE	SAFEGUARD SCIENTIFICS INC.
SGG	IPATH DJ-UBS SUGAR SUBINDEX TOTAL RETURN
SGMS	SCIENTIFIC GAMES (CL. A)
SIFY	SIFY TECHNOLOGIES LTD. ADS
SILJ	PUREFUNDS ISE JUNIOR SILVER SM
SJM	J M SMUCKER COMPANY
SJR	SHAW COMMUNICATIONS INC
SJT	SAN JUAN BASIN ROYALTY TRUST
SKF	ULTRASHORT FINANCIALS PROSHARES
SKYY	FIRST TRUST ISE CLOUD COMPUTING INDEX FUND
SLG	SL GREEN REALTY CORPORATION
SLM	SLM CORP.
SM	SM ENERGY CO.
SNI	SCRIPPS NETWORKS INTERACTIVE
SNR	NEW SENIOR INVESTMENT GROUP INC.
SNSS	SUNESIS PHARMACEUTICALS INC
SNTA	SYNTA PHARMACEUTICALS CORP.
SO	THE SOUTHERN COMPANY
SONC	SONIC CORP
SOXX	ISHARES PHLX SOX SEMICONDUCTOR INDEX FUND
SPR	SPIRIT AEROSYSTEMS HOLDINGS INC. (CL A)
SPXC	SPX CORP.
SRCL	STERICYCLE INC.
SSP	EW SCRIPPS CO
SSYS	STRATASYS INC.
ST	SENSATA TECHNOLOGIES HOLDING N.V.
STKL	SUNOPTA INC
STOR	STORE CAPITAL CORPORATION
STRZA	STARZ
STXS	STEREOTAXIS INC
SWFT	SWIFT TRANSPORTATION CO.
SWIR	SIERRA WIRELESS INC
SXE	SOUTHCROSS ENERGY PARTNERS LP
SYRG	SYNERGY RESOURCES CORP
TAP	MOLSON COORS BREWING COMPANY
TBT	PROSHARES ULTRASHORT LEHMAN
TCO	TAUBMAN CTRS INC
TDG	TRANSDIGM GROUP INC.
TDW	TIDEWATER INC.
TECD	TECH DATA CORP
TEGP	TALLGRASS ENERGY GP LP
TEO	TELECOM ARGENTINA SA SPONSORED ADR
TER	TERADYNE INC.

TGA	TRANSGLOBE ENERGY CORP.
TGTX	TG THERAPEUTICS INC
THC	TENET HEALTHCARE CORPORATION
THD	ISHARES MSCI THAILAND CAPPED E
THLD	THRESHOLD PHARMACEUTICALS INC.
THR	THERMON GROUP HOLDINGS INC
THS	TREEHOUSE FOODS, INC.
TILE	INTERFACE INC
TIME	TIME INC
TIP	ISHARES LEHMAN TIPS BOND FUND
TISI	TEAM INC
TIVO	TIVO INC.
TLYS	TILLY'S INC
TMUS	T-MOBILE USA INC
TPX	TEMPUR PEDIC INTERNATIONAL INC.
TRIB	TRINITY BIOTECH PLC
TRQ	TURQUOISE HILL RESOURCES LTD
TSRO	TESARO INC
TUES	TUESDAY MORNING CORP
TVPT	TRAVELPORT WORLDWIDE LTD
TWO	TWO HARBORS INVESTMENT CORP.
TX	TERNIUM S.A. (ADS)
TXRH	TEXAS ROADHOUSE INC
TXT	TEXTRON INC.
TZOO	TRAVELZOO INC.
UDN	PROSHARES US DOLLAR
UE	URBAN EDGE PROPERTIES
UEIC	UNIVERSAL ELECTRONICS INC
UGI	UGI CORP.
UIS	UNISYS CORPORATION
UMPQ	UMPQUA HOLDINGS CORP
UNG	UNITED STATES NATURAL GAS FUND
UNP	UNION PACIFIC CORP.
UNT	UNIT CORP.
URE	ULTRA REAL ESTATE PROSHARES
USL	UNITED STATES 12 MONTH OIL FUND LP
UTEK	ULTRATECH INC.
UTHR	UNITED THERAPEUTICS CORPORATION
UVE	UNIVERSAL INSURANCE HOLDINGS I
VCR	VANGUARD CONSUMER DISCRETIONAR
VDSI	VASCO DATA SECURITY INTERNATIONAL INC.
VECO	VEECO INSTRUMENTS INC
VICL	VICAL INC
VIPS	VIPSHOP HOLDINGS LTD
VMEM	VIOLIN MEMORY INC
VMI	VALMONT INDUSTRIES INC.
VNDA	VANDA PHARMACEUTICALS INC.

VOC	VOC ENERGY TRUST
VOXX	VOXX INTERNATIONAL CORP
VRML	VERMILLION INC
VRNT	VERINT SYSTEMS INC
VTTI	VTTI ENERGY PARTNERS LP
VUZI	VUZIX CORP
VWO	VANGUARD EMERGING MARKETS
VXUS	VANGUARD TOTAL INTERNATIONAL STOCK ETF
WBA	WALGREEN BOOTS
WBMD	WEBMD HEALTH CORP. (CL A)
WCC	WESCO INTERNATIONAL INC
WCG	WELLCARE HEALTH PLANS INC.
WDC	WESTERN DIGITAL CORPORATION
WEAT	TEUCRIUM WHEAT FUND
WERN	WERNER ENTERPRISES INC
WFM	WHOLE FOODS MARKET INC.
WG	WILLBROS GROUP INC.
WIN	WINDSTREAM CORP.
WIRE	ENCORE WIRE CORP.
WIT	WIPRO LIMITED
WLH	WILLIAM LYON HOMES
WNRL	WESTERN REFINING LOGISTICS LP
WOOF	VCA ANTECH INC.
WR	WESTAR ENERGY INC
WRB	WR BERKLEY CORP
WRE	WASHINGTON REAL ESTATE INVESTMENT
WSBF	WATERSTONE FINANCIAL INC
WU	THE WESTERN UNION COMPANY
WWD	WOODWARD INC
WYN	WYNDHAM WORLDWIDE CORP.
XCO	EXCO RESOURCES INC
XES	SPDR S&P OIL & GAS EQUIPMENT &
XLNX	XILINX INC.
XME	SPDR S&P METALS & MINING ETF
XNPT	XENOPORT INC.
XRM	XERIUM TECHNOLOGIES INC
XRS	TAL EDUCATION GROUP
XRX	XEROX CORPORATION
XXIA	IXIA
YGE	YINGLI GREEN ENERGY HOLDING CO LTD
ZAYO	ZAYO GROUP HOLDINGS INC
ZBRA	ZEBRA TECHNOLOGIES CORP.
AIG	AMERICAN INTERNATIONAL GROUP INC
APA	APACHE CORPORATION
ATVI	ACTIVISION BLIZZARD INC.
BP	BP P.L.C.
CF	CF INDUSTRIES HOLDINGS INC.

CREE	CREE INC.
FCX	FREEPORT-MCMORAN COOPER & GOLD INC.
GLD	SPDR GOLD TRUST
GLW	CORNING INCORPORATED
ISRG	INTUITIVE SURGICAL INC.
LMT	LOCKHEED MARTIN CORPORATION
LOW	LOWE'S COMPANIES INC.
LVS	LAS VEGAS SANDS CORP.
MS	MORGAN STANLEY DEAN WITTER & CO.
SLW	SILVER WHEATON CORP.
STX	SEAGATE TECHNOLOGY
STZ	CONSTELLATION BRANDS INC.
SWHC	SMITH & WESSON HOLDING CORP.
TLT	ISHARES LEHMAN BROTHERS 20+ YEAR TREASURY BOND INDEX ETF
A	AGILENT TECHNOLOGIES INC.
AAC	AAC HLDGS INC
AAON	AAON INC
ABAX	ABAXIS INC
ABCO	ADVISORY BOARD CO/THE
ABMD	ABIOMED INC.
ABY	ABENGOA YIELD PLC
ACH	ALUMINUM CORP. OF CHINA LTD.
ACN	ACCENTURE PLC.
ACRE	ARES COMMERCIAL REAL ESTATE CO
ACTA	ACTUA CORP
ACW	ACCURIDE CORP.
ADBE	ADOBE SYSTEMS INCORPORATED
ADK	ADCARE HEALTH SYSTEMS INC
ADM	ARCHER-DANIELS-MIDLAND COMPANY
ADP	AUTOMATIC DATA PROCESSING INC.
ADRO	ADURO BIOTECH, INC.
ADTN	ADTRAN INC.
AET	AETNA INC.
AF	ASTORIA FINANCIAL CORP
AFAM	ALMOST FAMILY INC.
AFL	AFLAC INC.
AGCO	AGCO CORP
AHL	ASPEN INSURANCE HOLDINGS LTD
AIR	AAR CORP.
AIXG	AIXTRON AG
AIZ	ASSURANT INC
ALDR	ALDER BIOPHARMACEUTICALS INC
ALGN	ALIGN TECHNOLOGY INC
ALLE	ALLEGION PUBLIC LIMITED CO
ALNY	ALNYLAM PHARMACEUTICALS INC.
ALOG	ANALOGIC CORP
ALR	ALERE INC.

ALRM	ALARM COM HLDGS INC
ALSK	ALASKA COMMUNICATIONS SYSTEMS GROUP INC.
AMP	AMERIPRISE FINANCIAL INC.
AMRS	AMYRIS INC.
AMWD	AMERICAN WOODMARK CORP
AMX	AMERICA MOVIL
AMZN	AMAZON.COM INC.
AN	AUTONATION INC.
ANET	ARISTA NETWORKS INC
ANIK	ANIKA THERAPEUTICS INC
ANY	SPHERE 3D CORP
APAM	ARTISAN PARTNERS ASSET MANAGEM
APC	ANADARKO PETROLEUM CORPORATION
APEI	AMERICAN PUBLIC EDUCATION INC
APPS	DIGITAL GROUP INC.
APT	ALPHA PRO TECH LTD
APU	AMERIGAS PARTNERS L.P.
ARC	ARC DOCUMENT SOLUTIONS INC
ARNA	ARENA PHARMACEUTICAL
AROC	ARCHROCK INC
ARR	ARMOUR RESIDENTIAL REIT INC.
ARRS	ARRIS GROUP INC
ASHS	DB X-TRACKERS HARVEST CSI 500 CHINA A-SHARES SMALL CAP
ASPS	ALTISOURCE PORTFOLIO SOLUTIONS S.A.
ATHM	AUTOHOME INC
AUDC	AUDIOCODES LTD
AVGO	AVAGO TECHNOLOGIES LTD.
AVH	AVIANCA HOLDINGS SA
AVT	AVNET INC
AVXL	ANAVEX LIFE SCIENCES CORP.
AWH	ALLIED WORLD ASSURANCE CO HOLD
AXAS	ABRAXAS PETROLEUM CORP
AXDX	ACCELERATE DIAGNOSTICS INC
AXTA	AXALTA COATING SYSTEMS LTD
AZO	AUTOZONE INC.
AZZ	AZZ INC.
BA	THE BOEING COMPANY
BABY	NATUS MEDICAL INC
BAK	BRASKEM SA
BAM	BROOKFIELD ASSET MANAGEMENT IN
BANC	BANC OF CALIFORNIA, INC.
BAX	BAXTER INTERNATIONAL INC.
BBBY	BED BATH & BEYOND INC.
BBD	BANCO BRADESCO ADR
BBL	BHP BILLITION PLC
BBSI	BARRETT BUSINESS SERVICES, INC.
BECN	BEACON ROOFING SUPPLY INC

BFAM	BRIGHT HORIZONS FAMILY SOLUTIO
BFB	BROWN-FORMAN CORP
BFR	BBVA BANCO FRANCES SA
BG	BUNGE LIMITED
BHBK	BLUE HILLS BANCORP INC
BHE	BENCHMARK ELECTRONICS INC
BHI	BAKER HUGHES INCORPORATED
BID	SOTHEBY'S
BIDU	BAIDU.COM INC.
BIP	BROOKFIELD INFRASTRUCTURE PART
BKE	BUCKLE INC.
BKF	ISHARES MSCI BRIC ETF
BLK	BLACKROCK INC.
BLX	BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. CLASS E
BMO	BANK OF MONTREAL
BNS	BANK OF NOVA SCOTIA
BOJA	BOJANGLES' INC
BOKF	BOK FINANCIAL CORP
BONT	BON TON STORES INC
BPFH	BOSTON PRIVATE FINANCIAL HOLDI
BPOP	POPULAR INC
BRSS	GLOBAL BRASS AND COPPER HOLDINGS, INC.
BSET	BASSETT FURNITURE INDUSTRIES, INC.
BSQR	BSQUARE CORPORATION
BUFF	BLUE BUFFALO PET PRODUCTS INC
BW	BABCOCK AND WILCOX ENTERPRISES
BWA	BORGWARNER INC.
BWLD	BUFFALO WILD WINGS INC.
BWP	BOARDWALK PIPELINE PARTNERS
BXE	BELLATRIX EXPLORATION LTD
BZQ	PROSHARES ULTRASHORT MSCI BRAZIL
CA	CA INC.
CAA	CALATLANTIC GROUP INC
CAB	CABELAS INC.
CACC	CREDIT ACCEPTANCE CORPORATION
CACI	CACI INTERNATIONAL INC.
CALL	MAGICJACK VOCALTEC LTD
CAMT	CAMTEK LTD/ISRAEL
CAR	AVIS BUDGET GROUP INC.
CBPO	CHINA BIOLOGIC PRODS INC
CBRL	CRACKER BARREL GROUP INC.
CCK	CROWN HOLDINGS INC.
CCL	CARNIVAL CORPORATION
CCM	CONCORD MEDICAL SERVICES HOLDI
CEQP	CRESTWOOD EQUITY PARTNERS LP
CHAD	DIREXION DAILY CSI 300 CHINA A SHARE BEAR 1X SHARES
CHAU	DIREXION DAILY CSI 300 CHINA A SHARE BULL 2X SHARES

CHDN	CHURCHILL DOWNS INC
CHKE	CHEROKEE INC.
CHKP	CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CHTR	CHARTER COMMUNICATIONS INC. CL A
CI	CIGNA CORPORATION
CINF	CINCINNATI FINANCIAL CORP.
CISG	CNINSURE INC.
CIT	CIT GROUP INC.
CKH	SEACOR HOLDINGS INC
CL	COLGATE-PALMOLIVE COMPANY
CLC	CLARCOR INC
CLGX	CORELOGIC INC.
CLH	CLEAN HARBORS INC.
CLI	MACK-CALI REALTY CORPORATION
CLMT	CALUMET SPECIALTY PRODUCTS PARTNERS LP
CMG	CHIPOTLE MEXICAN GRILL CLASS
CMLS	CUMULUS MEDIA INC
CNMD	CONMED CORP
CNXT	MARKET VECTORS CHINAAMC SME-CHINEXT ETF
COLM	COLUMBIA SPORTSWEAR CO.
CORR	CORENERGY INFRASTRUCTURE TRUST
CPF	CENTRAL PACIFIC FINANCIAL CORP
CPG	CRESCENT PT ENERGY CORP
CPL	CPFL ENERGIA SA
CPLA	CAPELLA EDUCATION COMPANY
CPSI	COMPUTER PROGRAMS & SYSTEMS IN
CPSS	CONSUMER PORTFOLIO SERVICES IN
CQH	CHENIERE ENERGY PARTNERS LP HO
CRCM	CARE COM INC
CRH	CRH PLC
CRIS	CURIS INC.
CRM	SALESFORCE.COM INC.
CRTO	CRITEO SA
CSGP	COSTAR GROUP
CSLT	CASTLIGHT HEALTH INC
CSRA	CSRA, INC.
CSX	CSX CORP.
CTRP	CTRIP.COM INTERNATIONAL LTD.
CTXS	CITRIX SYSTEMS INC.
CUB	CUBIC CORP
CUDA	BARRACUDA NETWORKS INC
CUI	CUI GLOBAL INC
CUK	CARNIVAL PLC
CUR	NEURALSTEM INC
CW	CURTISS-WRIGHT CORP
CXW	CORRECTIONS CORP. OF AMERICA
CYB	WISDOMTREE DREYFUS CHINESE YUAN ETF

CYTX	CYTORI THERAPEUTICS INC
DAL	DELTA AIR LINES INC.
DAN	DANA HOLDING CORPORATION
DBC	POWERSHARES DB COMMODITY INDEX TRACKING FUND (
DBVT	DBV TECHNOLOGIES SA SPONSORED ADR
DCI	DONALDSON COMPANY, INC.
DCTH	DELCATH SYSTEMS INC
DDM	PROSHARES TRUST ULTRA DOW30
DDS	DILLARD'S INC
DE	DEERE & COMPANY
DFE	WISDOMTREE EUROPE SMALLCAP DIV
DFT	DUPONT FABROS TECHNOLOGY INC.
DGS	WISDOMTREE EMERGING MARKETS SM
DGX	QUEST DIAGNOSTICS INCORPORATED
DHT	DOUBLE HULL TANDERS
DIA	DIAMONDS â¨ TRUST SERIES 1
DIG	ULTRA OIL & GAS PROSHARES
DIS	THE WALT DISNEY COMPANY
DJP	BARCLAYS IPATH DJ UBS COMMODITY TR ETN
DKL	DELEK LOGISTICS PARTNERS LP
DLB	DOLBY LABORATORIES INC. (CL A)
DNOW	NOW INC.
DOOR	MASONITE INTERNATIONAL CORP
DOV	DOVER CORPORATION
DRIP	DIREXION DAILY S&P OIL BEAR 3X
DRN	DIREXION DAILY REAL ESTATE BULL 3X
DRV	DIREXION DAILY REAL ESTATE BEAR 3X
DSCI	DERMA SCIENCES INC
DSS	DOCUMENT SECURITY SYSTEMS INC
DTN	WISDOMTREE DIVIDEND EX-FINANCI
DTSI	DTS INC/CA
DUG	PROSHARES TRUST ULTRASHORT OIL & GAS
DVN	DEVON ENERGY CORPORATION
DVY	ISHARES DJ SELECT DIVIDEND
DWA	DREAMWORKS ANIMATION SKG INC. (CL A)
EA	ELECTRONIC ARTS INC.
EBS	EMERGENT BIOSOLUTIONS
EBSB	MERIDIAN BANCORP INC
ECL	ECOLAB INC.
ECT	ECA MARCELLUS TRUST I
EDZ	DIREXIONSHARES EMERGING MARKET BEAR
EEV	PROSHARES ULTRASHORT MSCI EMERGING MRKTS
EFU	ULTRASHORT MSCI EAFE PROSHARES
EFX	EQUIFAX INC
EGN	ENERGEN CORPORATION
EGRX	EAGLE PHARMACEUTICALS, INC.
EIX	EDISON INTERNATIONAL

EL	THE ESTEE LAUDER COMPANIES INC.
ELNK	EARTHLINK INC.
ELOS	SYNERON MEDICAL LTD.
EMC	EMC CORPORATION
EME	EMCOR GROUP INC
ENDP	ENDO PHARMACEUTICALS HOLDINGS INC.
ENH	ENDURANCE SPECIALTY HOLDINGS LTD.
EOG	EOG RESOURCES INC.
EPAY	BOTTOMLINE TECHNOLOGIES INC.
EPM	EVOLUTION PETROLEUM CORP
EPR	ENTERTAINMENT PROPERTIES TRUST
EPV	PROSHARES ULTRASHORT MSCI EUROPE
EQIX	EQUINIX INC.
ERII	ENERGY RECOVERY INC
ERJ	EMBRAER-EMPRESA BRASILEIRA DE AERO
EROS	EROS INTERNATIONAL PLC CLASS A
ERX	DIREXION SHARES ENERGY BULL 3X
ETSY	ETSY INC
EUO	PROSHARES ULTRASHORT EURO
EVLV	EVINE LIVE INC.
EWM	ISHARES MALAYSIA INDEX ETF
EWS	ISHARES SINGAPORE INDEX ETF
EWW	ISHARES MSCI MEXICO INDEX FUND
EWY	ISHARES MSCI SOUTH KOREA INDEX FUND
EXC	EXELON CORPORATION
EXLS	EXLSERVICE HOLDINGS INC
EXPD	EXPEDITORS INTERNATIONAL OF WASHINGTON INC.
EXPE	EXPEDIA INC.
EXPR	EXPRESS INC
EXR	EXTRA SPACE STORAGE INC
EXTR	EXTREME NETWORKS INC
EYES	SECOND SIGHT MED PRODS INC
EZA	ISHARES MSCI SOUTH AFRICA ETF
FAS	DIREXION SHARES FINANCIAL BULL
FAZ	DIREXION SHARES FINANCIAL BEAR
FB	FACEBOOK, INC.
FBHS	FORTUNE BANDS HOME & SECURITY INC
FBT	FIRST TRUST NYSE ARCA BIOTECH INDEX FUND
FCN	FTI CONSULTING INC.
FCPT	FOUR CORNERS PPTY TR INC
FCS	FAIRCHILD SEMICONDUCTOR CORPORATION
FDC	FIRST DATA CORP.
FDS	FACTSET RESEARCH SYSTEMS
FENG	PHOENIX NEW MEDIA LTD
FEYE	FIREEYE INC
FICO	FAIR ISAAC INC.
FLO	FLOWERS FOODS INC.

FLS	FLOWSERVE CORPORATION
FLTX	FLEETMATICS GROUP PLC
FLWS	1-800-FLOWERS.COM INC
FM	ISHARES MSCI FRONTIER 100 ETF
FMC	FMC CORPORATION
FMER	FIRSTMERIT CORP.
FNFG	FIRST NIAGARA FINANCIAL GROUP
FNGN	FINANCIAL ENGINES INC
FOR	FORESTAR GROUP INC
FPRX	FIVE PRIME THERAPEUTICS, INC.
FRC	FIRST REPUBLIC BANK/CA
FRP	FAIRPOINT COMMUNICATIONS, INC.
FSLR	FIRST SOLAR INC.
FSM	FORTUNA SILVER MINES INC
FSS	FEDERAL SIGNAL CORP
FTI	FMC TECHNOLOGIES INC.
FTK	FLOTEK INDUSTRIES INC.
FVE	FIVE STAR QUALITY CARE, INC.
FXP	PROSHARES TRUST ULTRASHORT FTSE/XINHUA CHINA 25 ETF
G	GENPACT LTD
GHDX	GENOMIC HEALTH INC
GIGM	GIGAMEDIA LTD.
GIII	G-III APPAREL GROUP LTD
GLDX	GLOBAL X GOLD EXPLORERS ETF
GLF	GULFMARK OFFSHORE INC
GMAN	GORDMANS STORES INC
GME	GAMESTOP CORP.
GMO	GENERAL MOLY INC.
GNC	GNC HOLDINGS INC. CL A
GOGL	GOLDEN OCEAN GROUP LTD.
GOOG	GOOGLE INC
GOOGL	GOOGLE INC. CLASS A
GPI	GROUP 1 AUTOMOTIVE INC.
GPL	GREAT PANTHER SILVER LTD.
GPN	GLOBAL PAYMENTS INC.
GPOR	GULFPORT ENERGY CORPORATION
GPS	THE GAP INC.
GRFS	GRIFOLS SA
GRMN	GARMIN LTD.
GTS	TRIPLE-S MANAGEMENT CORP
GTY	GETTY REALTY CORP.
GWPH	GW PHARMACEUTICALS PLC
GWR	GENESEE WYOMING INC.
GWW	GRAINGER W.W. INC.
HACK	PUREFUNDS ISE CYBER SECURITY E
HAO	GUGGENHEIM CHINA SMALLCAP ETF
HAS	HASBRO INC.

HBI	HANESBRANDS INC.
HCI	HCI GROUP INC
HD	THE HOME DEPOT INC.
HDB	HDFC BANK LTD.
HGG	HHGREGG INCCOM
HHC	HOWARD HUGES CORP
HIBB	HIBBETT SPORTS INC.
HIL	HILL INTERNATIONAL INC
HLF	HERBALIFE LTD.
HLX	HELIX ENERGY SOLUTIONS GROUP INC
HMST	HOMESTREET INC
HMSY	HMS HOLDINGS CORP.
HNP	HUANENG POWER INTERNATIONAL INC. (ADS)
HNR	HARVEST NATURAL RESOURCES INC
HOLI	HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
HON	HONEYWELL INTERNATIONAL INC.
HOS	HORNBECK OFFSHORE SERVICES IN
HPJ	HIGHPOWER INTERNATIONAL INC
HQCL	HANWHA Q CELLS LTD.
HRTG	HERITAGE INS HLDGS INC
HSII	HEIDRICK & STRUGGLES INTERNATI
HSNI	HSN INC
HSTM	HEALTHSTREAM INC
HTCH	HUTCHINSON TECHNOLOGY INC
HTGC	HERCULES TECHNOLOGY GROWTH CAP
HUBS	HUBSPOT INC
HWAY	HEALTHWAYS INC
HYGS	HYDROGENICS CORP
HYLD	PERITUS HIGH YIELD ETF
I	INTELSAT SA
IAC	IAC/INTERACTIVECORP.
IART	INTEGRA LIFESCIENCES HOLDINGS
IAT	ISHARES DJ US REGIONAL BANKS INDEX FUND
IBCP	INDEPENDENT BANK CORP/MI
ICAD	ICAD INC
ICE	INTERCONTINENTAL EXCHANGE INC.
ICF	ISHARES COHEN & STEERS REIT ET
IDI	IDI INC
IEO	ISHS DJ OIL & GAS EXPLOR & PROD
IEV	ISHARES S&P EUROPE 350 INDEX FUND
IFF	INTERNATIONAL FLAVORS & FRAGRANCES INC.
IJH	ISHARES S&P MIDCAP 400 INDEX
IJK	ISHARES S&P MID-CAP 400 GROWTH
IJR	ISHARES S&P SCAP 600 FUND
IJT	ISHARES S&P SMALL-CAP 600 GROW
ILMN	ILLUMINA INC
IM	INGRAM MICRO INC CLASS A

IMAX	IMAX CORPORATION
IMMR	IMMERSION CORP
INAP	INTERNAP NETWORK SERVICES CORP
INSM	INSMED INC
INT	WORLD FUEL SERVICES CORP
INVA	INNOVIVA, INC.
INVE	IDENTIV INC
INWK	INNERWORKINGS INC
IOC	INTEROIL CORPORATION
IPCI	INTELLIPHARMACEUTICS INTERNATI
IPGP	IPG PHOTONICS CORP.
IPHS	INNOPHOS HOLDINGS INC.
IPXL	IMPAX LABORATORIES INC
IRM	IRON MOUNTAIN INC.
ISLE	ISLE OF CAPRI CASINOS INC
ITC	ITC HLDGS CORP
ITCI	INTRA-CELLULAR THERAPIES, INC.
ITEK	INOTEK PHARMACEUTICALS CORPORATION
ITW	ILLINOIS TOOL WORKS INC.
IVC	INVACARE CORP
IVE	ISHARES S & P VALUE INDEX FUND
IWB	ISHARES RUSSELL 1000 INDEX FUND
IWM	ISHARES RUSSELL 2000 INDEX FUND
IWN	ISHARES RUSSELL 2000 VALUE INDEX FUND
IWO	ISHARES RUSSELL 2000 GROWTH
IWR	ISHARES RUSSELL MIDCAP INDEX FUND
IWS	ISHARES RUSSELL MIDCAP VALUE INDEX FUND
IWV	ISHARES RUSSELL 3000 INDEX FUND
IYF	ISHARES DJ FINANCIAL SECTOR INDEX
IYG	ISHARES DOW JONES US FINANCIAL
IYZ	ISHARES DJ TELECOMM
JBLU	JETBLUE AIRWAYS CORPORATION
JDST	DIREXION DAILY JUNIOR GOLD MIN
JJC	IPATH DJ-UBS COPPER TOTAL RETURN INDEX
JKS	JINKOSOLAR HOLDING COMPANY LIMITED
JLL	JONES LANG LASALLE INC.
JNJ	JOHNSON & JOHNSON
JNUG	DIREXION DAILY JUNIOR GOLD MIN
KANG	IKANG HEALTHCARE GROUP INC
KCAP	KCAP FINANCIAL INC
KCG	KCG HOLDINGS INC
KITE	KITE PHARMA INC
KMI	KINDER MORGAN INC.
KNOP	KNOT OFFSHORE PARTNERS LP
KOP	KOPPERS HOLDINGS INC.
KSS	KOHLS CORPORATION
KTOS	KRATOS DEFENSE & SECURITY SOLU

LABD	DIREXION DAILY S&P BIOTECH BEAR 3X SHARES
LABU	DIREXION DAILY S&P BIOTECH BULL 3X SHARES
LAMR	LAMAR ADVERTISING CO
LAZ	LAZARD LTD.
LB	THE LIMITED INC.
LDOS	LEIDOS HOLDINGS INC
LEJU	LEJU HOLDINGS LTD
LGIH	LGI HOMES INC
LHO	LASALLE HOTEL PROPERTIES
LII	LENNOX INTERNATIONAL INC
LKQ	LKQ CORP
LLNW	LIMELIGHT NETWORKS INC.
LLY	ELI LILLY AND COMPANY
LNKD	LINKEDIN CORPORATION
LOPE	GRAND CANYON EDUCATION INC.
LORL	LORAL SPACE AND COMMUNICATIONS INC.
LOV	SPARK NETWORKS INC
LPI	LAREDO PETROLEUM HOLDINGS INC
LQDT	LIQUIDITY SERVICES INC.
LSCC	LATTICE SEMICONDUCTOR CORP
LUB	LUBY'S INC
LULU	LULULEMON ATHLETICA INC.
LXU	LSB INDUSTRIES, INC.
M	MACYS INC
MAN	MANPOWER INC.
MATN	MATEON THERAPEUTICS, INC
MATR	MATTERSIGHT CORP
MATX	MATSON INC
MBFI	MB FINANCIAL INC
MBUU	MALIBU BOATS INC
MCK	MCKESSON CORPORATION
MD	MEDNAX INC.
MDP	MEREDITH CORP
MED	MEDIFAST INC.
MEET	MEETME INC
MEG	MEDIA GENERAL INC
MELI	MERCADOLIBRE CORP.
MENT	MENTOR GRAPHICS CORP
MFA	MFA FINANCIAL INC
MFC	MANULIFE FINANCIAL CORP
MIDD	MIDDLEBY CORPORATION
MIDZ	DIREXION DAILY MID CAP BEAR 3X
MIK	MICHAELS COS INC/THE
MKSI	MKS INSTRUMENTS, INC.
MLHR	HERMAN MILLER, INC.
MLNK	MODUSLINK GLOBAL SOLUTIONS INC
MNRO	MONRO MUFFLER BRAKE INC

MO	ALTRIA GROUP INC.
MOMO	MOMO INC
MOS	MOSAIC COMPANY (THE)
MRK	MERCK & CO. INC.
MRTX	MIRATI THERAPEUTICS INC.
MSI	MOTOROLA SOLUTIONS INC
MTDR	MATADOR RESOURCES CO
MTN	VAIL RESORTS INC.
MTRX	MATRIX SERVICE CO
MTZ	MASTEC INC.
MUX	MCEWEN MINING INC
MVO	MV OIL TRUST
MVV	PROSHARES ULTRA MIDCAP400
MYL	MYLAN LABORATORIES INC.
MZZ	PROSHARES ULTRASHORT MIDCAP 400
NAME	RIGHTSIDE GROUP LTD
NAVI	NAVIENT CORP
NBTB	NBT BANCORP INC
NCI	NAVIGANT CONSULTING INC.
NDRO	ENDURO ROYALTY TRUST
NEE	NEXTERA ENERGY INC.
NEWM	NEW MEDIA INVESTMENT GROUP, INC.
NFLX	NETFLIX INC.
NGS	NATURAL GAS SERVICES GROUP INC
NHTC	NATURAL HEALTH TRENDS CORP.
NKA	NISKA GAS STORAGE PARTNERS LLC
NKE	NIKE INC.
NOVT	NOVANTA, INC.
NPD	CHINA NEPSTAR CHAIN DRUGSTORE
NPO	ENPRO INDUSTRIES INC
NPTN	NEOPHOTONICS CORP
NSC	NORFOLK SOUTHERN CORP
NSU	NEVSUN RESOURCES LTD.
NTGR	NETGEAR INC
NTRS	NORTHERN TRUST CORPORATION
NUGT	DIREXION DAILY GLD MNRS BULL2X SHARE ETF
NUS	NU SKIN ENTERPRISES INC.
NVIV	INVIVO THERAPEUTICS HOLDINGS C
NVRO	NEVRO CORP.
NWN	NORTHWEST NATURAL GAS CO
NXTM	NXSTAGE MEDICAL INC
NYLDA	NRG YIELD INC
O	REALTY INCOME CORPORATION
OC	OWENS CORNING INC.
OGS	ONE GAS INC
OHRP	OHR PHARMACEUTICAL INC
ONDK	ON DECK CAPITAL INC

ORI	OLD REPUBLIC INTERNATIONAL CORP.
ORLY	OREILLY AUTOMOTIVE INC.
OSIS	OSI SYSTEMS INC.
OSTK	OVERSTOCK.COM
OUT	OUTFRONT MEDIA INC.
P	PANDORA MEDIA INC.
PACW	PACWEST BANCORP
PAG	PENSKE AUTOMOTIVE GROUP INC.
PAHC	PHIBRO ANIMAL HEALTH CORP
PB	PROSPERITY BANCSHARES INC
PBT	PERMIAN BASIN REALTY TRUST
PDFS	PDF SOLUTIONS INC
PERY	PERRY ELLIS INTERNATIONAL INC
PGJ	POWERSHARES GOLDEN DRAGON HALTER USX CHINA PORTFOLIO
PHX	PANHANDLE OIL AND GAS INC
PJP	POWERSHARES DYNAMIC PHARMACEUT
PKD	PARKER DRILLING CO
PLAB	PHOTRONICS INC.
PLAY	DAVE & BUSTER'S ENTERTAINMENT
PLCE	CHILDREN'S PLACE RETAIL (THE)
PLKI	POPEYES LOUISIANA KITCHEN INC
PLOW	DOUGLAS DYNAMICS INC
PLT	PLANTRONICS INC.
PLUG	PLUG POWER INC
PM	PHILIP MORRIS INTERNATIONAL INC
PMTS	CPI CARD GROUP INC.
PNC	PNC FINANCIAL SERVICES GROUP
PNY	PIEDMONT NATURAL GAS CO INC
POL	POLYONE CORPORATION
POWI	POWER INTEGRATIONS INC
PQ	PETROQUEST ENERGY INC.
PRCP	PERCEPTRON INC
PRI	PRIMERICA, INC.
PRIM	PRIMORIS SERVICES CORP
PRTA	PROTHENA CORP PLC
PSMT	PRICESMART INC.
PSQ	PROSHARES SHORT QQQ
PSTG	PURE STORAGE, INC. CLASS A
PTR	PETROCHINA COMPANY LIMITED
PVH	PVH CORP.
PXLW	PIXELWORKS INC
QGEN	QIAGEN N.V.
QID	PROSHARES ULTRASHORT QQQ
QLD	PROSHARES ULTRA QQQ
QLIK	QLIK TECHNOLOGIES
QRVO	QORVO INC
QUAD	QUAD/GRAPHICS INC

QURE	UNIQURE B.V.
RBCN	RUBICON TECH INC
RCII	RENT A CENTER INC
RDSA	ROYAL DUTCH SHELL PLC CL A
RDUS	RADIUS HEALTH INC
RDY	DR. REDDY'S LABORATORIES LTD. (ADS)
RE	EVEREST RE GROUP LTD.
REED	REED'S INC
REN	RESOLUTE ENERGY CORP.
RESI	ALTISOURCE RESIDENTIAL CORP
REV	REVLON INC
RGA	REINSURANCE GROUP OF AMERICA INC.
RHP	RYMAN HOSPITALITY PROP INC
RJF	RAYMOND JAMES FINANCIAL INC.
RL	RALPH LAUREN CORPORATION
RLOC	REACHLOCAL INC
RNET	RIGNET, INC.
RNG	RINGCENTRAL INC
RNR	RENAISSANCERE HOLDINGS LTD.
ROM	PROSHARES ULTRA TECHNOLOGY
ROVI	ROVI CORPORATION
ROYT	PACIFIC COAST OIL TRUST
RP	REALPAGE INC
RPXC	RPX CORP
RRMS	ROSE ROCK MIDSTREAM, L.P.
RSG	REPUBLIC SERVICES INC.
RTEC	RUDOLPH TECHNOLOGIES INC.
RTRX	RETROPHIN INC
RUN	SUNRUN INC.
RWM	PROSHARES SHORT RUSSELL2000
RWR	SPDR DOW JONES REIT ETF
RYAAY	RYANAIR HOLDINGS PLC SPONSORED ADR
RYAM	RAYONIER ADVANCED MATERIALS INC (RYAM / RYAM)
SA	SEABRIDGE GOLD INC
SABR	SABRE CORP
SAIC	SCIENCE APPLICATIONS INTL CORP
SB	SAFE BULKERS INC
SCI	SERVICE CORP INTERNATIONAL/US
SCL	STEPAN COMPANY
SCO	PROSHARES ULTRASHORT DJ AIG CRUDE OIL
SCON	SUPERCONDUCTOR TECHNOLOGIES IN
SCS	STEELCASE INC.
SCVL	SHOE CARNIVAL INC
SDS	PROSHARES ULTRASHORT S&P 500
SDY	SPDR S&P DIVIDEND ETF
SE	SPECTRA ENERGY CORP.
SEDG	SOLAREDGE TECHNOLOGIES INC

SEE	SEALED AIR CORP
SEIC	SEI INVESTMENTS CO
SFLY	SHUTTERFLY INC
SFR	COLONY STARWOOD HOMES
SGEN	SEATTLE GENETICS INC
SGOL	ETFS PHYSICAL SWISS GOLD SHARES ETF
SHAK	SHAKE SHACK INC
SHOO	STEVEN MADDEN LTD.
SHY	ISHARES 1-3 YEAR TREASURY BOND
SIGM	SIGMA DESIGNS INC.
SIL	GLOBAL X SILVERS MINTERS ETF
SINA	SINA CORP
SIVB	SVB FINANCIAL GROUP
SJNK	SPDR BARCLAYS SHORT TERM HIGH
SKM	SK TELECOM LTD
SKYW	SKYWEST INC
SLB	SCHLUMBERGER LIMITED
SLX	MARKET VECTORS STEEL ETF
SMG	SCOTTS MIRACLE-GRO CO.
SMN	ULTRASHORT BASIC MATERIALS PROSHARES
SNA	SNAP-ON INC.
SNBC	SUN BANCORP INC/NJ
SNP	CHINA PETROLEUM & CHEMICAL CORP.
SNPS	SYNOPSYS INC.
SNV	SYNOVUS FINANCIAL CORP
SOCL	GLOBAL X SOCIAL MEDIA INDEX ETF
SOHU	SOHU.COM INC.
SON	SONOCO PRODUCTS CO.
SORL	SORL AUTO PARTS INC
SOXS	DIREXION DAILY SEMICONDUCTORS
SOYB	TEUCRIUM SOYBEAN FUND
SPGI	S&P Global Inc.
SPRT	SUPPORT.COM INC
SPXL	DIREXION DAILY S&P 500 BULL 3X
SPXU	PROSHARES ULTRAPRO SHORT S&P 500
SREV	SERVICESOURCE INTERNATIONAL INC.
SRS	PROSHARES ULTRASHORT DJ
SSO	PROSHARES ULTRA S&P 500
SSW	SEASPAN CORP.
STAG	STAG INDUSTRIAL INC
STAY	EXTENDED STAY AMERICA INC
STC	STEWART INFORMATION SERVICES C
STE	STERIS CORP
STML	STEMLINE THERAPEUTICS INC
STR	QUESTAR CORPORATION
STRA	STRAYER EDUCATION
SUM	SUMMIT MATERIALS INC

SUN	SUNOCO INC.
SUP	SUPERIOR INDUSTRIES INTERNATIO
SVA	SINOVAC BIOTECH LTD
SVXY	PROSHARES SHORT VIX SHORT-TERM FUTURES ETF
SWK	STANLEY WORKS THE
SXI	STANDEX INTERNATIONAL CORP
SYNA	SYNAPTICS INCORPORATED
SYNC	SYNACOR INC
TBBK	BANCORP INC/DE
TBF	PROSHARES SHORT 20+ YEAR TREAS
TCAP	TRIANGLE CAPITAL CORP
TCPC	TCP CAPITAL CORP
TCS	CONTAINER STORE GROUP INC/THE
TDC	TERADATA CORPORATION
TDOC	TELADOC INC
TDS	TELEPHONE & DATA SYSTEMS INC
TE	TECO ENERGY INC.
TEAM	ATLASSIAN CORP. PLC CLASS A
TECS	DIREXION DAILY TECHNOLOGY BEAR 3X
TEL	TYCO ELECTRONICS LTD.
TEN	TENNECO INC
TEX	TEREX CORP.
TGB	TASEKO MINES LIMITED
TGNA	TEGNA INC.
THO	THOR INDUSTRIES INC.
TI	TELECOM ITALIA SPA
TIF	TIFFANY & CO.
TINY	HARRIS & HARRIS GROUP INC
TJX	TJX COMPANIES INC. THE
TKR	TIMKEN COMPANY
TLLP	TESORO LOGISTICS LP
TLP	TRANSMONTAIGNE PARTNERS LP
TM	TOYOTA MOTOR CORP.
TMH	TEAM HEALTH HOLDINGS INC
TMO	THERMO ELECTRON CORP.
TNA	DIREXION SMALL CAP BULL 3X
TNC	TENNANT CO
TNGO	TANGOE INC
TOL	TOLL BROTHERS INC.
TOO	TEEKAY OFFSHORE PARTNERS L. P.
TOT	TOTAL S.A. (ADS)
TPC	TUTOR PERINI CORP.
TQQQ	PROSHARES TRUST ULTRAPRO QQQ
TRCO	TRIBUNE MEDIA CO
TREE	LENDINGTREE INC NEW
TREX	TREX CO INC
TRIP	TRIPADVISORS INC

TRMB	TRIMBLE NAVIGATION LIMITED
TRS	TRIMAS CORP
TRU	TRANSUNION
TSS	TOTAL SYSTEMS SERVICES INC
TTC	TORO CO
TTEK	TETRA TECH INC.
TTT	TERRA NOVA ROYALTY CORP
TTWO	TAKE-TWO INTERACTIVE SOFTWARE INC.
TUMI	TUMI HOLDINGS INC
TV	GRUPO TELEVISA S.A.
TVIA	TERRAVIA HOLDINGS, INC.
TWER	TOWERSTREAM CORPORATION
TWM	PROSHARES ULTRASHORT RUSL 2000
TWX	TIME WARNER INC.
TYC	TYCO INTERNATIONAL LTD.
TYL	TYLER TECHNOLOGIES INC
TZA	DIREXION SMALL CAP BEAR 3X
UBIO	PROSHARES ULTRAPRO NASDAQ BIOTECHNOLOGY
UBNT	UBIQUITI NETWORKS INC.
UBS	UBS GROUP AG
UGA	UNITED STATES GASOLINE FUND LP
ULE	PROSHARES ULTRA EURO
ULTA	ULTA SALON COSMETICS & FRAGRANCE INC.
UMBF	UMB FINANCIAL CORP
UN	UNILEVER NV
UNH	UNITEDHEALTH GROUP INCORPORATED
UNTD	UNITED ONLINE INC
UPS	UNITED PARCEL SERVICE INC.
UQM	UQM TECHNOLOGIES INC
URA	GLOBAL X URANIUM ETF
URTY	PROSHARES ULTRAPRO RUSSELL 2000
USD	PROSHARES ULTRA SEMICONDUCTORS
USMV	ISHARES MSCI USA MINIMUM VOLATILITY ETF
UVV	UNIVERSAL CORP.
UVXY	PROSHARES ULTRA VIX SHORT-TERM FUTURES ETF
UWM	PROSHARES ULTRA RUSSELL 2000
UYG	PROSHARES TRUST ULTRA FINANCIAL
UYM	PROSHARES ULTRASHORT BASIC
VAC	MARRIOTT VACATIONS WORLDWIDE CORP.
VALEP	VALE S.A. SPONSORED ADR PFD CLASS A
VASC	VASCULAR SOLUTIONS INC
VB	VANGUARD SMALL-CAP ETF
VBR	VANGUARD SMALL-CAP VALUE ETF
VC	VISTEON CORP.
VDE	VANGUARD ENERGY ETF
VEA	VANGUARD EUROPE PACIFIC
VIG	VANGUARD DIVIDEND APPRECIATION INDEX FUND

VIIX	VELOCITYSHARES VIX SHORT TERM ETN
VIP	VIMPEL-COMMUNICATIONS
VIRT	VIRTU FINANCIAL INC
VIXM	PROSHARES VIX MID-TERM FUTURES ETF
VLRS	CONTROLADORA VUELA CIA DE AVIA
VNTV	VANTIV INC
VOD	VODAFONE GROUP PLC
VPL	VANGUARD FTSE PACIFIC ETF
VRSK	VERISK ANALYTICS INC
VRSN	VERISIGN INC.
VSAT	VIASAT INC
VSI	VITAMIN SHOPPE INC.
VSLR	VIVINT SOLAR INC
VSTM	VERASTEM INC
VT	VANGUARD TOTAL WORLD STK INDEX
VTV	VANGUARD VALUE ETF
VUG	VANGUARD GROWTH INDEX FUND
W	WAYFAIR INC
WAB	WABTEC
WAC	WALTER INVESTMENT MANAGEMENT CORP.
WBAI	500.COM LTD
WCN	WASTE CONNECTIONS INC
WDR	WADDELL & REED FINANCIAL
WEC	WISCONSIN ENERGY CORP
WGP	WESTERN GAS EQUITY PARTNERS LP
WING	WINGSTOP INC.
WLB	WESTMORELAND COAL CO
WLK	WESTLAKE CHEMICAL CORP
WLKP	WESTLAKE CHEMICAL PARTNERS LP
WM	WASTE MANAGEMENT INC.
WMB	THE WILLIAMS COMPANIES INC.
WMT	WAL-MART STORES INC.
WSO	WATSCO INC
WUBA	58.COM INC
WWW	WOLVERINE WORLD WIDE INC
WYNN	WYNN RESORTS LIMITED
XCRA	XCERRA CORP
XL	XL CAPITAL LTD.
XLE	ENERGY SELECT SECTOR SPDR FUND
XLK	TECHNOLOGY SELECT SECTOR SPDR FUND
XLY	CONSUMER DISC. SELECT SECTOR SPDR FUND
XONE	EXONE CO/THE
XPP	PROSHARES ULTRA FTSE/XINHUA CHINA 25
XRAY	DENTSPLY INTL INC.
YANG	DIREXION DAILY FTSE CHINA BEAR
YCS	PROSHARES ULTRASHORT YEN
YHOO	YAHOO! INC.

YNDX	YANDEX N.V. CL A
YZC	YANZHOU COAL MINING COMPANY
ZBH	ZIMMER BIOMET HOLDINGS INC.
ZBIO	PROSHARES ULTRAPRO SHORT NASDAQ BIOTECHNOLOGY
ZHNE	ZHONE TECHNOLOGIES INC
ZIXI	ZIX CORP.
ZLTQ	ZELTIQ AESTHETICS INC
ZOES	ZOE'S KITCHEN INC
ZSL	PROSHARES ULTRASHORT SILVER
ZUMZ	ZUMIEX INC
ACCO	ACCO BRANDS CORP
AGI	ALAMOS GOLD INC
AJRD	AEROJET ROCKETDYNE HOLDINGS, INC.
AMBC	AMBAC FINANCIAL GROUP INC
AMID	AMERICAN MIDSTREAM PARTNERS LP
ANW	AEGEAN MARINE PETROLEUM NETWORK INC.
APLE	APPLE HOSPITALITY REIT INC
ASA	ASA GOLD AND PRECIOUS METALS L
ASC	ARDMORE SHIPPING CORP
ASX	ADVANCED SEMICONDUCTOR ENGINEE
ASYS	AMTECH SYSTEMS INC
ATEN	A10 NETWORKS INC
AVHI	AV HOMES INC
BKCC	BLACKROCK KELSO CAPITAL CORP
BOOM	DYNAMIC MATERIALS CORP.
BREW	CRAFT BREW ALLIANCE INC
BRKS	BROOKS AUTOMATION INC
CC	THE CHEMOURS COMPANY
CCIH	CHINACACHE INTERNATIONAL HOLDI
CCUR	CONCURRENT COMPUTER CORP
CEL	CELLCOM ISRAEL LTD
CMO	CAPSTEAD MORTGAGE CORP
CTRL	CONTROL4 CORP
DAKT	DAKTRONICS INC.
DENN	DENNY'S CORP
DHX	DICE HOLDINGS INC
DMLP	DORCHESTER MINERALS LP
DRH	DIAMONDROCK HOSPITALITY CO
DX	DYNEX CAPITAL INC
EGAS	GAS NATURAL INC
ENBL	ENABLE MIDSTREAM PARTNERS LP
ENT	GLOBAL EAGLE ENTERTAINMENT INC
ENVA	ENOVA INTERNATIONAL INC.
ETM	ENTERCOM COMMUNICATIONS CL A
EVC	ENTRAVISION COMMUNICATIONS COR
EVDY	EVERYDAY HEALTH INC
FDML	FEDERAL-MOGUL HOLDINGS CORP

FF	FUTUREFUEL CORP
FLY	FLY LEASING LTD
FOXF	FOX FACTORY HOLDING CORP
FRPT	FORCE PROTECTION INC.
FRSH	PAPA MURPHY'S HOLDINGS INC
FSIC	FS INVESTMENT CORP
GCI	GANNETT CO., INC.
GNE	GENIE ENERGY LTD
GTT	GTT COMMUNICATIONS INC
HIFR	INFRAREIT INC
HIVE	AEROHIVE NETWORKS INC
HNRG	HALLADOR ENERGY COMPANY
IL	INTRALINKS HOLDINGS INC.
IO	INPUT OUTPUT INC
IRET	INVESTORS REAL ESTATE TRUST
IXYS	IXYS CORP
JMBA	JAMBA INC.
KODK	EASTMAN KODAK CO
KOS	KOSMOS ENERGY LTD.
KRNY	KEARNY FINANCIAL CORP
KRO	KRONOS WORLDWIDE INC.
LAYN	LAYNE CHRISTENSEN CO
LFL	LATAM AIRLINES GROUP S.A.
LMIA	LMI AEROSPACE INC
LNDC	LANDEC CORP
LRN	K12 INC
MDXG	MIMEDX GROUP INC
MFIN	MEDALLION FINANCIAL CORP
MGIC	MAGIC SOFTWARE ENTERPRISES LTD.
MITK	MITEK SYSTEMS INC.
MAG	MAG SILVER CORP
MWA	MUELLER WATER PRODUCTS INC.
MX	MAGNACHIP SEMICONDUCTOR CORP
NRE	NORTHSTAR REALTY EURO CORP
NSAM	NORTHSTAR ASSET MANAGEMENT COR
NTP	NAM TAI PROPERTY INC
NTWK	NETSOL TECHNOLOGIES INC
NVDQ	NOVADAQ TECHNOLOGIES INC
NVGS	NAVIGATOR HOLDINGS LTD
NWPX	NORTHWEST PIPE COMPANY
NYLD	NRG YIELD INC. CLASS C
OCIP	OCI PARTNERS LP
OFG	ORIENTAL FINANCIAL GROUP INC
OOMA	OOMA INC
ORBC	ORBCOMM INC
PAH	PLATFORM SPECIALTY PRODUCTS CO
PFSI	PENNYMAC FINANCIAL SERVICES IN

PRO	PROS HOLDINGS INC
PZE	PETROBRAS ARGENTINA SA
REGI	RENEWABLE ENERGY GROUP INC
RIC	RICHMONT MINES INC.
RPD	RAPID7 INC.
RRTS	ROADRUNNER TRANSPORTATION SYST
RSO	RESOURCE CAPITAL CORP
SAAS	INCONTACT INC
SBS	COMPANHIA DE SANEAMENTO BASICO
SEAC	SEACHANGE INTERNATIONAL INC
SGU	STAR GAS PARTNERS, L.P.
SHOR	SHORETEL INC
SHOS	SEARS HOMETOWN AND OUTLET STOR
SMRT	STEIN MART INC
SNAK	INVENTURE FOODS INC
SPIL	SILICONWARE PRECISION INDUSTRIES CO., LTD. SPONSORED ADR
SSI	STAGE STORES INC
STAA	STAAR SURGICAL CO
STM	STMICROELECTRONICS N.V. (ADS)
STNG	SCORPIO TANKERS INC
SXC	SUNCOKE ENERGY INC
TA	TRAVELCENTERS OF AMERICA LLC
TACO	LEVY ACQUISITION CORP
TAHO	TAHOE RESOURCES INC
TCRD	THL CREDIT INC
TESO	TESCO CORP
TG	TREDEGAR CORP
TNAV	TELENAV INC
TPRE	THIRD POINT REINSURANCE LTD
TSU	TIM PARTICIPACOES SA
TTI	TETRA TECHNOLOGIES INC.
UAM	UNIVERSAL AMERICAN CORP/NY
UAN	CVR PARTNERS LP
UNVR	UNIVAR, INC.
VEDL	VEDANTA LIMITED
VICR	VICOR CORP.
VIV	TELEFONICA BRASIL SA
VNCE	VINCE HOLDING CORP
WATT	ENERGOUS CORP.
WMC	WESTERN ASSET MORTGAGE CAPITAL CORP
WPG	WASHINGTON PRIME GROUP INC
XNET	XUNLEI LTD
AAWW	ATLAS AIR WORLDWIDE HOLDINGS
AB	ALLIANCEBERNSTEIN HOLDING L.P.
ABEV	AMBEV SA
ABUS	ARBUTUS BIOPHARMA CORP
ACAD	ACADIA PHARMACEUTICALS INC.

ACHC	ACADIA HEALTHCARE CO INC
AEO	AMERICAN EAGLE OUTFITTERS
AFSI	AMTRUST FINANCIAL SERVICES INC.
AGQ	PROSHARES ULTRA SILVER
AI	ARLINGTON ASSET INVESTMENT COR
AJG	ARTHUR J GALLAGHER & CO.
AKS	AK STEEL HOLDING CORPORATION
ALDW	ALON USA PARTNERS LP
ALGT	ALLEGIANT TRAVEL COMPANY
ALJ	ALON USA ENERGY INC.
ALKS	ALKERMES INC.
ALV	AUTOLIV INC.
ALXN	ALEXION PHARMACEUTICALS INC.
AMC	AMC ENTERTAINMENT HOLDINGS INC
AMED	AMEDISYS INC.
AMLP	ALERIAN MLP ETF
AMPE	AMPIO PHARMACEUTICALS INC
AMSC	AMERICAN SUPERCONDUCTOR CORP.
ANDE	ANDERSONS INC.
ANGI	ANGIE'S LIST INC.
APO	APOLLO GLOBAL MANAGEMENT LLC
ARAY	ACCURAY INC.
ARCC	ARES CAPITAL CORPORATION
ARIA	ARIAD PHARMACEUTICALS INC.
ARII	AMERICAN RAILCAR INDUSTRIES IN
ARLP	ALLIANCE RESOURCE PARTNERS LP
ARP	ATLAS RESOURCE PARTNERS LP
ARWR	ARROWHEAD RESEARCH CORP
ATW	ATWOOD OCEANICS INC
AVAV	AEROVIRONMENT INC.
AVG	AVG TECHNOLOGIES N.V.
AWK	AMERICAN WTER WORKS CO
BATS	BATS GLOBAL MARKETS INC.
BBG	BILL BARRETT CORP.
BBH	MARKET VECTORS BIOTECH ETF
BBVA	BANCO BILBAO VIZCAYA ARGENTARI
BCRX	BIOCRYST PHARMACEUTICALS INC.
BDC	BELDEN INC.
BEAT	CARDIONET INC.
BGC	GENERAL CABLE CORP
BGG	BRIGGS & STRATTON CORPORATION
BIB	PROSHARES ULTRA NASDAQ BIOTECH
BIG	BIG LOTS INC.
BIS	PROSHARES ULTRASHORT NASDAQ BI
BITA	BITAUTO HOLDINGS LTD
BKU	BANKUNITED, INC.
BLCM	BELLICUM PHARMACEUTICALS INC

BMRN	BIOMARIN PHARMACEUTICAL INC.
BNO	UNITED STATES BRENT OIL FUND LP
BOBE	BOB EVANS FARMS INC/DE
BOIL	PROSHARES ULTRA DJ-UBS NATURAL GAS
BOX	BOX INC
BR	BROADRIDGE FINANCIAL SOLUTIONS INC.
BSFT	BROADSOFT INC.
BTE	BAYTEX ENERGY CORP
BTI	BRITISH AMERICAN TOBACCO PLC
BUD	ANHEUSER-BUSCH INBEV N.V. ADS
CALM	CAL-MAINE FOODS INC.
CAMP	CALAMP CORP
CAPL	CROSSAMERICA PARTNERS LP
CASC	CASCADIAN THERAPEUTICS, INC.
CAT	CATERPILLAR INC.
CBM	CAMBREX CORP
CCJ	CAMECO CORPORATION
CEMP	CEMPRA INC
CERN	CERNER CORPORATION
CEVA	CEVA INC
CGNX	COGNEX CORP.
CHD	CHURCH & DWIGHT CO.
CHL	CHINA MOBILE LTD. (ADS)
CIG	CIA ENERGETICA DE MINAS GERAIS
CIM	CHIMERA INVESTMENT CORP
CJES	C&J ENERGY SERVICES INC.
CLNE	CLEAN ENERGY FUELS CORP.
CLSN	CELSION CORPORATION
CLVS	CLOVIS ONCOLOGY INC
CM	CANADIAN IMPERIAL BANK OF COMMERCE
CMC	COMMERCIAL METALS COMPANY
CMI	CUMMINS INC.
CMRX	CHIMERIX INC
CNO	CNO FINANCIAL GROUP
CNX	CONSOL ENERGY INC.
COL	ROCKWELL COLLINS INC.
CONN	CONN'S INC.
CORN	TEUCRIUM CORN FUND
CPE	CALLON PETROLEUM CO
CQP	CHENIERE ENERGY PARTNER LP
CRAY	CRAY INC
CRC	CALIFORNIA RESOURCES CORP
CRI	CARTER'S INC.
CRK	COMSTOCK RESOURCES INC.
CRR	CARBO CERAMICS INC.
CRS	CARPENTER TECHNOLOGY CORP.
CRUS	CIRRUSLOGIC INC

CRZO	CARRIZO OIL & GAS INC
CSII	CARDIOVASCULAR SYSTEMS INC
CST	CST BRANDS INC
CSTE	CAESARSTONE SDOT-YAM LTD
CVE	CENOVUS ENERGY INC.
CVI	CVR ENERGY INC.
CVLT	COMMVAULT SYSTEMS INC.
CVX	CHEVRONTEXACO CORPORATION
CYBR	CYBERARK SOFTWARE LTD/ISRAEL
CYOU	CHANGYOU COM
DANG	E-COMMERCE CHINA DANGDANG INC. ADS
DAR	DARLING INTERNATIONALINC.
DATA	TABLEAU SOFTWARE INC
DBA	POWERSHARES DB AGRICULTURE FUND
DBD	DIEBOLD INC
DEPO	DEPOMED INC
DISCA	DISCOVERY COMMUNICATIONS INC.
DISCK	DISCOVERY COMMUNICATIONS INC.
DKS	DICKâÛªS SPORTING GOODS INC.
DLPH	DELPHI AUTOMOTIVE PLC
DLX	DELUXE CORPORATION
DNB	DUN & BRADSTREET CORP/THE
DOG	PROSHARES TRUST SHORT DOW30
DPLO	DIPLOMAT PHARMACY INC
DPM	DCP MIDSTREAM PARTNERS LP.
DPS	DR PEPPER SNAPPLE GROUP INC.
DSW	DSW INC
DSX	DIANA SHIPPING INC.
DUST	DIREXION DAILY GLD MINER BEAR2X SHRE ETF
DXCM	DEXCOM INC.
DXD	ULTRASHORT DOW30 PROSHARES FUND
EAT	BRINKER INTL INC.
EBIX	EBIX INC.
EEM	ISHARES MSCI EMERGING MARKETS INDEX FUND
EEP	ENBRIDGE ENERGY PARTNERS L.P. (CL A)
EEQ	ENBRIDGE ENERGY MANAGEMENT LLC
EFC	ELLINGTON FINANCIAL LLC
ELY	CALLAWAY GOLF CO
ENLC	ENLINK MIDSTREAM LLC
EPD	ENTERPRISE PROD PARTNERS L.PI
EPZM	EPIZYME INC
EQM	EQT MIDSTREAM PARTNERS LP
EQT	EQUITABLE RESOURCES INC
ERY	DIREXION SHARES ENERGY BEAR 3X
ES	EVERSOURCE ENERGY
ESS	ESSEX PROPERTY TRUST INC.
ESV	ENSCO INTERNATIONAL INCORPORATED

ETP	ENERGY TRANSFER PARTNERS L.P.
ETR	ENTERGY CORPORATION
EV	EATON VANCE CORP
EVER	EVERBANK FINANCIAL CORP
EVR	EVERCORE PARTNERS INC. (CL A)
EWC	ISHARES MSCI CANADA FUND
EWI	ISHARES MSCI ITALY INDEX FUND
EXEL	EXELIXIS INC.
EZPW	EZCORP INC.
FCAU	FIAT CHRYSLER AUTOMOBILES NV
FCG	FIRST TRUST ISE-REVERE NATURAL GAS IX FD
FH	FORM HOLDINGS CORP.
FINL	FINISH LINE INC.
FL	FOOT LOCKER INC.
FLEX	FLEXTRONICS INTERNATIONAL LTD.
FLIR	FLIR SYSTEMS INC.
FMX	FOMENTO ECONOMICO MEXICANO SAB
FNV	FRANCO-NEVADA CORP
FOLD	AMICUS THERAPEUTICS INC
FRAN	FRANCESCA'S HOLDINGS CORP.
FRGI	FIESTA RESTAURANT GROUP INC
FSC	FIFTH STREET FINANCE CORP.
FUEL	ROCKET FUEL INC
FXA	CURRENCYSHARES AUSTRALIAN DOLLAR TRUST
FXI	ISHARES TRUST FTSE/XINHUA CHINA 25 INDEX FUND
GALE	GALENA BIOPHARMA INC
GAS	AGL RESOURCES, INC.
GASL	DIREXION NATURAL GAS BULL 2X
GDXJ	MARKET VECTORS JUNIOR GOLD MINERS ETF
GERN	GERON CORP.
GG	GOLDCORP INC.
GLL	PROSHARES ULTRASHORT GOLD
GLNG	GOLAR LNG LTD.
GLOG	GASLOG LTD
GLUU	GLU MOBILE INC.
GNRC	GENERAC HOLDINGS INC
GNTX	GENTEX CORP.
GORO	GOLD RESOURCE CORP
GST	GASTAR EXPLORATION INC
GSVC	GSV CAPITAL CORP.
GT	THE GOODYEAR TIRE & RUBBER COMPANY
HA	HAWAIIAN HOLDINGS INC.
HAIN	HAIN CELESTIAL GROUP INC.
HALO	HAOLZYME THERAPEUTICS INC.
HCLP	HI-CRUSH PARTNERS LP
HEES	H&E EQUIPMENT SERVICES INC
HIMX	HIMAX TECHNOLOGIES INC

HMC	HONDA MOTOR COMPANY LTD
HRL	HORMEL FOODS CORPORATION
HTZ	HERTZ GLOBAL HOLDINGS INC
IBKR	INTERACTIVE BROKERS GROUP
ICON	ICONIX BRAND GROUP INC
IDRA	IDERA PHARMACEUTICALS INC
IDTI	INTEGRATED DEVICE TECHNOLOGY INC.
IDXX	IDEXX LABORATORIES INC
IJS	ISHARES INC. S&P SMALLCAP 600 VALUE INDEX FUND
IMGN	IMMUNOGEN INC
IMKTA	INGLES MARKETS INC
IMMU	IMMUNOMEDICS INC.
INFN	INFINERA CORP.
INO	INOVIO PHARMACEUTICALS INC
IQNT	NEUTRAL TANDEM INC
IRBT	IROBOT CORPORATION
IRDM	IRIDIUM COMMUNICATIONS INC.
ISBC	INVESTORS BANCORP INC
IT	GARTNER INC CLASS A
ITB	ISHARES DJ US HOME CONSTRUCTION INDEX FUND
IVR	INVESCO MORTGAGE CAPITAL INC.
IVV	ISHARES TRUST S&P 500 INDEX FUND
IVW	ISHARES S&P 500 GROWTH ETF
IVZ	INVESCO LTD.
IWD	ISHARES RUSSELL 1000 VALUE INDEX FUND
IYT	ISHARES DOW JONES TRANSPORTATION AVERAGE INDEX FUND
JAKK	JAKKS PACIFIC INC
JASO	JA SOLAR HOLDINGS CO. LTD
JAZZ	JAZZ PHARMACEUTICALS INC.
JCOM	J2 GLOBAL COMMUNICATIONS INC.
JE	JUST ENERGY GROUP INC
JEC	JACOBS ENGINEERING GROUP INC.
JMEI	JUMEI INTERNATIONAL HOLDING LT
JNK	SPDR BARCLAYS CAPITAL HIGH YIELD FUND
JOY	JOY GLOBAL INC.
JRJC	CHINA FINANCE ONLINE CO LTD
JUNO	JUNO THERAPEUTICS INC
KBE	STREETTRACKS ETF KBW BANK
KEY	KEYCORP
KHC	KRAFT HEINZ CORP.
KIM	KIMCO REALTY CORP.
KIRK	KIRKLANDS INC
KLXI	KLX INC
KN	KNOWLES CORP
KND	KINDRED HEALTHCARE INC
KNDI	KANDI TECHNOLOGIES CORPORATION
KPTI	KARYOPHARM THERAPEUTICS INC

KRE	KBW REGIONAL BANKING SPDR
L	LOWES CORPORATION
LEA	LEAR CORPORATION
LGND	LIGAND PHARMACEUTICALS INC
LIVN	LIVANOVA PLC
LLTC	LINEAR TECHNOLOGY CORPORATION
LMCA	LIBERTY MEDIA CORP
LOGM	LOGMEIN INC.
LPL	LG PHILIPS DISPLAY CO. LTD. (ADS)
LSTR	LANDSTAR SYSTEM INC
LUV	SOUTHWEST AIRLINES CO.
LYV	LIVE NATION
MAA	MID-AMERICA APARTMENT COMMUNITIES INC.
MBT	MOBILE TELESYSTEMS OJSC
MEI	METHODE ELECTRONICS INC
MEMP	MEMORIAL PRODUCTION PARTNERS L
MEOH	METHANEX CORP.
MIFI	NOVATEL WIRELESS INC
MINI	MOBILE MINI INC
MMC	MARSH & MCLENNAN COMPANIES INC.
MNKD	MANNKIND CORPORATION
MNTA	MOMENTA PHARMACEUTICALS INC.
MODN	MODEL N INC
MOH	MOLINA HEALTHCARE INC.
MRO	MARATHON OIL
MU	MICRON TECHNOLOGY INC.
MVIS	MICROVISION INC.
MXIM	MAXIM INTEGRATED PRODUCTS INC.
MXWL	MAXWELL TECHNOLOGIES INC
NAT	NORDIC AMERICAN TANKER SHPG LTD
NAV	NAVISTAR INTERNATIONAL CORP.
NAVB	NEOPROBE CORP.
NBR	NABORS INDUSTRIES INC.
NDLS	NOODLES & CO
NEPT	NEPTUNE TECHNOLOGIES & BIORESS
NGG	NATIONAL GRID PLC ADS
NKTR	NEKTAR THERAPEUTICS
NLY	ANNALY MORTGAGE MANAGEMENT
NM	NAVIOS MARITIME HOLDINGS INC
NMM	NAVIOS MARITIME PARTNERS LP
NOG	NORTHERN OIL AND GAS
NRP	NATURAL RESOURCE PARTNERS LP
NRZ	NEW RESIDENTIAL INVESTMENT CORP.
NS	NUSTAR ENERGY L.P.
NTCT	NETSCOUT SYS INC
NTRI	NUTRI SYSTEMS INC.
NUAN	NUANCE COMMUNICATIONS INC.

NVAX	NOVAVAX INC
NWL	NEWELL RUBBERMAID INC.
NWSA	NEWS CORP PFD
NXPI	NXP SEMICONDUCTORS N.V.
NYT	NEW YORK TIMES - CLASS A
OA	ORBITAL ATTACK INC.
OEF	ISHARES S&P INDEX FUND
OHI	OMEGA HEALTHCARE INVESTORS INC.
OKE	ONEOK INC.
OKS	ONEOK PARTNERS L.P.
OLED	UNIVERSAL DISPLAY CORP.
OMC	OMNICOM GROUP INC.
ON	ON SEMICONDUCTOR CORP
ORIG	OCEAN RIG UDW INC
OSUR	ORASURE TECHNOLOGIES INC
OXM	OXFORD INDUSTRIES INC
OZM	OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC
PAA	PLAINS ALL AMERICAN PIPELINE L.P.
PACB	PACIFIC BIOSCIENCES OF CALIFOR
PAYX	PAYCHEX INC.
PBA	PEMBINA PIPELINE CORP
PBCT	PEOPLES BANK (BRIDGEPORT)
PBF	PBF ENERGY INC
PBPB	POTBELLY CORP
PBYI	PUMA BIOTECHNOLOGY INC
PCAR	PACCAR INC.
PDCO	PATTERSON COMPANIES INC.
PETS	PETMED EXPRESS INC.
PFF	ISHARES S&P U.S. PREFERRED STOCK INDEX
PFG	PRINCIPAL FINANCIAL GROUP INC
PGH	PENGROWTH ENERGY CORP
PHH	PHH CORPORATION
PIR	PIER 1 IMPORTS INC.
PKG	PACKAGING CORP OF AMERICA
PKI	PERKINELMER INC.
PLCM	POLYCOM INC.
PMT	PENNYMAC MORTGAGE INVESTMENT T
PNRA	PANERA BREAD CO.
POT	POTASH CORP OF SASKATCHEWAN
PPC	PILGRAMS PRIDE CORP
PPHM	PEREGRINE PHARAMCEUTICALS INC
PRAA	PORTFOLIO RECOVERY ASSOCIATES
PRGO	PERRIGO CO
PRGS	PROGRESS SOFTWARE CORP.
PRLB	PROTO LABS INC
PRXL	PAREXEL INTERNATIONAL CORP
PSEC	PROSPECT CAPITAL CORP

PSX	PHILLIPS 66
PSXP	PHILLIPS 66 PARTNERS LP
PYPL	PAYPAL HOLDINGS INC.
PZZA	PAPA JOHN'S INTERNATIONAL INC
Q	QUINTILES TRANSNATIONAL HOLDIN
QLGC	QLOGIC CORPORATION
QQQ	POWERSHARES QQQ TRUST SERIES 1
R	RYDER SYSTEMS INC.
RAD	RITE AID CORPORATION
RAS	RAIT FINANCIAL TRUST
RBS	ROYAL BANK OF SCOTLAND GROUP
RDWR	RADWARE LTD.
REXX	REX ENERGY CORP.
RGC	REGAL ENTERTAINMENT GROUP
RGR	STURM RUGER & CO INC
RH	RESTORATION HARDWARE HOLDINGS
RHI	ROBERT HALF INTERNATIONAL INC.
RICE	RICE ENERGY INC
RIG	TRANSOCEAN LTD.
RLYP	RELYPSA INC
RPM	RPM INTERNATIONAL INC.
RPRX	REPROS THERAPEUTICS INC.
RRC	RANGE RESOURCES CORP
RRD	DONNELLY R.R. AND SONS COMPANY
RRGB	RED ROBIN GOURMET BURGERS INC.
RSP	RYDEX S & P EQUAL WEIGHT ETF
RUBI	RUBICON PROJECT INC/THE
RYN	RAYONIER INC.
SAFM	SANDERSON FARMS INC
SAND	SANDSTORM GOLD LTD.
SANM	SANMINA SCI CORP
SAVE	SPIRIT AIRLINES INC.
SBGI	SINCLAIR BROADCAST GROUP INC
SBY	SILVER BAY REALTY TRUST CORP
SC	SANTANDER CONSUMER USA HOLDING
SCSS	SELECT COMFORT CORPORATION
SDOW	PROSHARES ULTRAPRO SHORT DOW30
SEP	SPECTRA ENERGY PARTNERS LP
SFL	SHIP FINANCE INTERNATIONAL LTD.
SFM	SPROUTS FARMERS MARKET INC
SGI	SILICON GRAPHICS INTERNATIONAL CORP
SGMO	SANGAMO BIOSCIENCES INC.
SH	PROSHARES SHORT S&P 500
SIGI	SELECTIVE INSURANCE GROUP, INC.
SIMO	SILICON MOTION TECHNOLOGY CORP. ADS
SIVR	ETFS PHYSICAL SILVER SHARES
SIX	SIX FLAGS ENTERTAINMENT CORP.

SKX	SKETCHERS USA INCORPORATED
SLAB	SILICON LABORATORIES INC.
SMCI	SUPER MICRO COMPUTER INC
SN	SANCHEZ ENERGY CORP
SNCR	SYNCHRONOSS TECHNOLOGIES INC.
SNH	SENIOR HOUSING PROPERTIES TRUST
SNN	SMITH & NEPHEW PLC
SOL	RENESOLA LTD (ADS)
SONS	SONUS NETWORKS INC
SOXL	DIREXION DAILY SEMICONDUCTOR
SPLK	SPLUNK INC
SPN	SUPERIOR ENERGY SERVICES INC
SPXS	DIREXION DAILY S&P 500 BEAR 3X
SQM	SOCIEDAD QUIMICA Y MINERA DE CHILE
SQNM	SEQUENOM INC
SQQQ	PROSHARES TRUST ULTRAPRO SHORT QQQ
SRNE	SORRENTO THERAPEUTICS INC
SSL	SASOL LTD. (ADS)
STAR	ISTAR FINANCIAL INC
STMP	STAMPS.COM INC.
SUPN	SUPERNUS PHARMACEUTICALS INC
SWC	STILLWATER MINING CO.
TAL	TAL INTERNATIONAL GROUP INC.
TAN	GUGGENHEIM GLOBAL SOLAR INDEX ETF
TASR	TASER INTERNATIONAL INC.
TCP	TC PIPELINES L.P.
TECL	DIREXION DAILY TECHNOLOGY BULL 3X
TEF	TELEFONICA SA
TERP	TERRAFORM POWER INC
TGP	TEEKAY LNG PARTNERS LP
TGT	TARGET CORPORATION
THRM	GENTHERM INC
TK	TEEKAY SHIPPING CORP.
TLGT	TELIGENT INC
TLN	TALEN ENERGY CORP.
TLRD	TAILORED BRANDS, INC.
TMF	DIREXION DAILY 20YR TREASURY BULL 3X SHR
TMV	DIREXION DLY 30 YR TREASURY BEAR 3X
TNK	TEEKAY TANKERS LTD
TPH	TRI POINTE HOMES INC
TPLM	TRIANGLE PETROLEUM CORP.
TRGP	TARGA RESOURCES CORP
TRI	THOMSON REUTERS CORP
TRP	TRANSCANADA CORP.
TRV	THE TRAVELERS COMPANIES
TS	TENARIS S.A.
TSLA	TESLA MOTORS INC.

TSRA	TESSERA TECHNOLOGIES INC.
TTM	TATA MOTORS LTD. (ADS)
TTS	TILE SHOP HOLDINGS INC
TUP	TUPPERWARE BRANDS CORP
TWI	TITAN INTERNATIONAL INC.
TXMD	THERAPEUTICSMD INC
UCO	PROSHARES ULTRA DJ AIG CRUDE OIL
UDOW	PROSHARES ULTRAPRO DOW30
UFS	DOMTAR CORPORATION
UGL	PROSHARES ULTRA GOLD
UIHC	UNITED INSURANCE HOLDINGS CORP
UL	UNILEVER PLC ADS
ULTI	ULTIMATE SOFTWARE GROUP INC.
UNFI	UNITED NATURAL FOODS INC
UNIS	UNILIFE CORP
UNM	UNUMPROVIDENT CORPORATION
UPRO	PROSHARES ULTRAPRO S&P 500
URBN	URBAN OUTFITTERS INC.
USCR	U.S. CONCRETE, INC.
USO	UNITED STATES OILFUND
VAR	VARIAN MEDICAL SYSTEMS INC.
VEEV	VEEVA SYSTEMS INC
VER	VEREIT, INC.
VFC	VF CORPORATION
VHC	VIRNETX HOLDING CORP
VHT	VANGUARD HEALTH CARE INDEX FUND
VIAV	VIAVI SOLUTIONS INC.
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF
VJET	VOXELJET AG
VLP	VALERO ENERGY PARTNERS LP
VNQ	VANGUARD REIT
VNR	VANGUARD NATURAL RESOURCES LLC
VOO	VANGUARD S&P 500 ETF
VOYA	ING US INC
VTI	VANGUARD TOTAL STOCK
VVUS	VIVUS INC.
VXX	IPATH S AND P 500 VIX SHORT-TERM
VYM	VANGUARD HIGH DIVIDEND YIELD
WAT	WATERS CORPORATION
WBC	WABCO HOLDINGS INC
WEN	THE WENDY'S CO.
WGO	WINNEBAGO INDUSTRIES INC
WNC	WABASH NATIONAL CORP.
WNR	WESTERN REFINING INC
WOR	WORTIMBER HILLNGTON INDUSTRIESINC.
WPC	WP CAREY INC
WPRT	WESTPORT INNOVATIONS INC.

WRLD	WORLD ACCEPTANCE CORPORATION
WSM	WILLIAMS-SONOMA INC.
WTI	W&T OFFSHORE INC.
WTR	AQUA AMERICA INC.
WTW	WEIGHT WATCHERS INTL. INC.
WWAV	THE WHITEWAVE FOODS COMPANY
XEL	XCEL ENERGY INC
XLRN	ACCELERON PHARMA INC
XYL	XYLEM INC.
ZAGG	ZAGG INCORPORATED
ZEN	ZENDESK INC
ZG	ZILLOW INC. CL A
TRUE	TRUECAR INC
AAP	ADVANCE AUTO PARTS INC.
AAPL	APPLE INC
AEM	AGNICO-EAGLE MINES LIMITED
AEP	AMERICAN ELECTRIC POWER COMPANY INC.
AGNC	AMERICAN CAPITAL AGENCY CORP
AGO	ASSURED GUARANTY LTD.
ALL	THE ALLSTATE CORPORATION
AMT	AMERICAN TOWER CORP.
AMTD	AMERITRADE HOLDING CORPORATION
ANTM	ANTHEM INC.
ASH	ASHLAND INC.
ATHN	ATHENAHEALTH INC.
BABA	ALIBABA GROUP HOLDING LTD
BC	BRUNSWICK CORP.
BDX	BECTON DICKINSON AND CO
BEAV	BE AEROSPACE INC.
BIIB	BIOGEN IDEC INC
BMY	BRISTOL-MYERS SQUIBB COMPANY
BPL	BUCKEYE PARTNERS L.P.
C	CITIGROUP INC.
CAG	CONAGRA FOODS INC.
CAH	CARDINAL HEALTH INC.
CCI	CROWN CASTLE INTERNATIONAL CORP.
CLB	CORE LABORATORIES NV
CNC	CENTENE CORP.
CNQ	CANADIAN NATURAL RESOURCES LTD.
CP	CANADIAN PACIFIC RAILWAY LIMIT
CPRT	COPART INC.
CTAS	CINTAS CORP
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
DG	DOLLAR GENERAL CORPORATION
DISH	ECHOSTAR COMMUNICATIONS CORPORATION
DLR	DIGITAL REALTY TRUST
DNKN	DUNKIN' BRANDS GROUP INC

DOW	THE DOW CHEMICAL COMPANY INC.
DPZ	DOMINO'S PIZZA INC
DVA	DAVITA INC
DY	DYCOM INDUSTRIES INC.
ED	CONSOLIDATED EDISON INC.
ELLI	ELLIE MAE INC.
EMR	EMERSON ELECTRIC CO.
EW	EDWARDS LIFESCIENCES CORP.
FANG	DIAMONDBACK ENERGY INC
FDX	FEDEX CORP.
FISV	FISERV INC.
FITB	FIFTH THIRD BANCORP
FIVE	FIVE BELOW INC
FXE	CURRENCYSHARES EURO TRUST
FXY	CURRENCYSHARES JAPANESE YEN TRUST
GBX	GREENBRIAR COMPANIES INC.
GIS	GENERAL MILLS INC.
GS	THE GOLDMAN SACHS GROUP INC.
H	HYATT HOTELS CORPORATION
HAR	HARMAN INTERNATIONAL INDUSTRIES INC.
HCP	HEALTH CARE PROPERTY INVESTORS INC.
HOLX	HOLOGIC INC.
HPQ	HEWLETT-PACKARD COMPANY
HRS	HARRIS CORPORATION
HYG	ISHARES IBOXX HIGH YIELD CORPORATE BOND FUND
IBM	INTERNATIONAL BUSINESS MACHINES CORPORATION
IDCC	INTERDIGITAL COMMUNICATIONS CORPORATION
INTU	INTUIT INC.
IP	INTERNATIONAL PAPER COMPANY
JACK	JACK IN THE BOX INC.
JBL	JABIL CIRCUIT INC.
JNPR	JUNIPER NETWORKS INC.
KMB	KIMBERLY-CLARK CORPORATION
LC	LENDINGCLUB CORP
LQD	ISHARES IBOXX $ INVEST GRADE CORP BND FN
MA	MASTERCARD INC.
MANH	MANHATTAN ASSOCIATES INC.
MBI	MBIA INC.
MCD	MCDONALD'S CORPORATION
MDLZ	MONDELEZ INTERNATIONAL INC
MIC	MACQUARIE INFRASTRUCTURE CO. TRUST
MJN	MEAD JOHNSON NUTRITION COMPANY
MPLX	MPLX LP
MSFT	MICROSOFT CORPORATION
NCLH	NORWEGIAN CRUISE LINE HOLDINGS
NCR	NCR CORP.
NFX	NEWFIELD EXPLORATION CO.

NOW	SERVICENOW INC
NTES	NETEASE.COM INC.
OCN	OCWEN FINANCIAL CORP.
OXY	OCCIDENTAL PETROLEUM CORPORATION
PH	PARKER HANNIFIN CORP.
PX	PRAXAIR INC
QEP	QEP RESOURCES INC.
QSR	RESTAURANT BRANDS INTERNATIONA
REGN	REGENERON PHARMACEUTICALS
RHT	RED HAT INC.
RLGY	REALOGY HOLDINGS CORP.
ROK	ROCKWELL AUTOMATION INC.
RTN	RAYTHEON COMPANY
SBAC	SBA COMMUNICATIONS CORPORATION
SCCO	SOUTHERN COPPER CORPORATION
SEAS	SEAWORLD ENTERTAINMENT INC
SIRI	SIRIUS SATELLITE
SPLS	STAPLES INC.
SPWR	SUNPOWER CORP.
SRE	SEMPRA ENERGY
STI	SUNTRUST BANKS INC.
SYMC	SYMANTEC CORPORATION
TD	TORONTO-DOMINION BANK
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LTD.
TROW	T. ROWE PRICE GROUP INC
TSCO	TRACTOR SUPPLY COMPANY
TXN	TEXAS INSTRUMENTS INCORPORATED
UHS	UNIVERSAL HEALTH SERVICES INC
USB	U.S. BANCORP
UUP	POWERSHARES DB US DOLLAR BULLISH FUND
VLO	VALERO ENERGY CORPORATION
VRTX	VERTEX PHARMACEUTICALS INC.
VRX	VALEANT PHARMACEUTICALS INTERNATIONAL
VTR	VENTAS INC.
VZ	VERIZON COMMUNICATIONS INC.
WDAY	WORKDAY INC
WFC	WELLS FARGO & COMPANY
XHB	STREETTRACKS HOMEBUILDERS FUND
XLI	INDUSTRIAL SELECT SECTOR SPDR
XOM	EXXON MOBIL CORPORATION
XRT	SPDR S&P RETAIL ETF
YUM	TRICON GLOBAL RESTAURANTS INC.
AAL	AMERICAN AIRLINES GROUP INC
ABB	ABB LTD.
ABBV	ABBVIE INC
ABC	AMERISOURCEBERGEN CORP.
AEGR	AEGERION PHARMACEUTICALS INC.

AES	THE AES CORPORATION
AG	FIRST MAJESTIC SILVER CORP.
AGEN	AGENUS INC
AGU	AGRIUM INC.
AKRX	AKORN INC
ALK	ALASKA AIR GROUP INC.
AMGN	AMGEN INC.
AMKR	AMKOR TECHNOLOGY INC.
APD	AIR PRODUCTS AND CHEMICALSINC
APOL	APOLLO GROUP INC
ARMH	ARM HOLDINGS PLC (ADS)
ASML	ASML HOLDINGS NV
ATI	ALLEGHENY TECHNOLOGIES INC.
AUY	YAMANA GOLD INC.
AVB	AVALONBAY COMMUNITIES INC.
AXL	AMERICAN AXLE & MANUFACTURING HOLDINGS INC.
AXP	AMERICAN EXPRESS COMPANY
BBT	BB&T CORP.
BBY	BEST BUY CO.
BEBE	BEBE STORES INC.
BHP	BHP BILLITON LIMITED
BK	BANK OF NEW YORK MELLON CORPORATION
BKS	BARNES & NOBLE INC.
BLDP	BALLARD POWER SYSTEMS INC.
BRCD	BROCADE COMMUNICATIONS SYSTEMS
CAKE	CHEESECAKE FACTORY INC.
CAVM	CAVIUM INC.
CB	CHUBB LIMITED
CBG	CB RICHARD ELLIS GROUP INC.
CECO	CAREER EDUCATION CORPORATION
CELG	CELGENE CORPORATION
CERS	CERUS CORP
CHRW	C H ROBINSON WORLDWIDE INC
CIE	COBALT INTERNATIONAL ENERGY INC.
CLF	CLIFFS NATURAL RESOURCES
CLR	CONTINENTAL RESOURCES INC.
CLX	CLOROX COMPANY
CMCSA	COMCAST CORPORATION (CLASS A)
CME	CHICAGO MERCANTILE EXCHANGES HOLDING INC.
CNI	CANADIAN NATIONAL RAILWAY CO
CNP	CENTERPOINT ENERGY INC.
COF	CAPITAL ONE FINANCIAL CORPORATION
COG	CABOT OIL AND GAS CORP
CROX	CROCS INC.
CSC	COMPUTER SCIENCES CORPORATION
CSIQ	CANADIAN SOLAR INC.
CVS	CVS CORPORATION

CXO	CONCHO RESOURCES INC.
CYH	COMMUNITY HEALTH SYSTEMS INC.
D	DOMINION RESOURCES INC.
DB	DEUTSCHE BANK AG
DDD	3D SYSTEMS CORP.
DECK	DECKERS OUTDOOR CORPORATION
DF	DEAN FOODS CO.
DFS	DISCOVER FINANCIAL SERVICES
DHI	D.R. HORTON INC.
DHR	DANAHER CORPORATION
DO	DIAMOND OFFSHORE DRILLING INC.
DRI	DARDEN RESTAURANTS INC
EDU	NEW ORIENTAL EDU & TECH GRP INC (ADS)
EGO	ELDORADO GOLD CORP LTD ORD
EMN	EASTMAN CHEMICAL CO
ERF	ENERPLUS RESOURCES FUND
ERIC	ERICSSON LM TELEPHONE COMPANY
ESPR	ESPERION THERAPEUTICS INC
ETE	ENERGY TRANSFER EQUITY L.P.
ETN	EATON CORPORATION
EVEP	EV ENERGY PARTNERS LP
EXP	EAGLE MATERIALS INC
FCEL	FUELCELL ENERGY INC.
FLR	FLUOR CORP.
FNSR	FINISAR CORPORATION
FOXA	TWENTY-FIRST CENTURY FOX INC
FTNT	FORTINET INC.
GD	GENERAL DYNAMICS CORPORATION
GES	GUESS ? INC
GFI	GOLD FIELDS LTD.
GGB	GERDAU S.A. - ADR
GILD	GILEAD SCIENCES INC.
GM	GENERAL MOTORS CO.
GNW	GENWORTH FINANCIAL INC.
GOLD	RANDGOLD RESOURCES LTD.
GPRO	GOPRO INC
GRPN	GROUPON INC.
GSK	GLAXOSMITHKLINE PLC
HAL	HALLIBURTON COMPANY
HBAN	HUNTINGTON BANCSHARES
HCN	HEALTH CARE REIT INC.
HES	HESS CORP
HIG	HARTFORD FINANCIAL SERVICES
HL	HECLA MINING CO.
HLT	HILTON WORLDWIDE HOLDINGS INC
HMY	HARMONY GOLD MINING COMPANY LIMITED
HOV	HOVNANIAN ENTERPRISES INC.

HP	HELMERICH & PAYNE INC.
HSBC	HSBC HOLDINGS PLC
HTS	HATTERAS FINANCIAL CORPORATION
IAG	IAM GOLD CORP
IBB	ISHARES NASDAQ BIOTECHNOLOGY INDEX FUND
IBN	ICICI BANK LTD. (ADS)
IGT	INTERNATIONAL GAME TECHNOLOGY
INFY	INFOSYS TECHNOLOGIESLTD.
IR	INGERSOLL-RAND PLC.
ISIL	INTERSIL CORPORATION
IYR	ISHARES DJ US REAL ESTATE INDEX ETF
JBHT	J.B. HUNT TRANSPORT SERVICES
JD	JD.COM INC
JPM	J.P. MORGAN CHASE & CO.
JWN	NORDSTROM INC.
K	KELLOGG COMPANY
KATE	KATE SPADE CO INC
KBR	KBR INC.
KEYS	KEYSIGHT TECHNOLOGIES INC.
KKR	KKR & CO. LP
KORS	MICHAEL KORS HOLDINGS LTD.
KR	THE KROGER CO.
KSU	KANSAS CITY SOUTHERN
LCI	LANNETT CO INC
LFC	CHINA LIFE INSURANCE CO. LIMI
LH	LABORATORY CORP OF AMER HLDG
LLL	L-3 COMMUNICATIONS HOLDINGS INC.
LM	LEGG MASON INC.
LNG	CHENIERE ENERGY INC.
LOCO	EL POLLO LOCO HOLDINGS INC
LVLT	LEVEL 3 COMMUNICATIONS INC.
LXK	LEXMARK INTERNATIONAL INC.
LYB	LYONDELLBASELL INDUSTRIES NV
MAS	MASCO CORP
MAT	MATTEL INC.
MBLY	MOBILEYE NV
MCHP	MICROCHIP TECHNOLOGY INCORPORATED
MCO	MOODY'S CORP
MDC	M.D.C. HOLDINGS INC.
MDCO	MEDICINES CO
MDT	MEDTRONIC INC.
MDY	S & P MIDCAP 400 DEPOSITROY RECEIPTS
MET	METLIFE INC.
MGM	MGM RESORTS INTERNATIONAL
MLM	MARTIN MARIETTA MATERIALS INC.
MMM	MINNESOTA MINING AND MANUFACTURING COMPANY
MMP	MAGELLAN MIDSTREAM PARTNERS LP

MNK	MALLINCKRODT PLC
MPC	MARATHON PETROLEUM CORP.
MRVL	MARVELL TECHNOLOGY GROUP LTD.
MTB	M & T BANK CORPORATION
MTH	MERITAGE HOMES CORP.
MTL	MECHEL STEEL GROUP OAO
MTW	MANITOWOC CO.
MUR	MURPHY OIL CORP.
MWW	MONSTER WORLDWIDE INC.
NBL	NOBLE ENERGY INC.
NE	NOBLE DRILLING CORPORATION
NEM	NEWMONT MINING CORPORATION
NG	NOVAGOLD RESOURCES INC.
NGD	NEW GOLD INC.
NOV	NATIONAL OILWELL VARCO INC.
NUE	NUCOR CORP.
NVO	NOVO NORDISK
NVS	NOVARTIS AG (ADS)
OI	OWENS-ILLINOIS INC.
OIH	MARKET VECTORS OIL SERVICES ETF
OII	OCEANEERING INTERNATIONAL INC.
OUTR	OUTERWALL INC
PAAS	PAN AMERICAN SILVER CORP.
PAY	VERIFONE SYSTEMS INC.
PBI	PITNEY BOWES INC.
PBR	PETROLEO BRASILEIRO S.A.
PEP	PEPSICO INC.
PII	POLARIS INDUSTRIES INC.
PLD	PROLOGIS
PPG	PPG INDUSTRIES
PPL	PPL CORP.
PRU	PRUDENTIAL FINANCIAL INC.
PSA	PUBLIC STORAGE INC.
PWE	PENN WEST PETROLEUM LTD.
PXD	PIONEER NATURAL RESOURCES
QCOM	QUALCOMM INC
RAI	RJ REYNOLDS TOBACCO HOLDINGS INC.
RAX	RACKSPACE HOSTING INC
RDC	ROWAN COMPANIES INC.
RF	REGIONS FINANCIAL CORP
RGLD	ROYAL GOLD INC.
RIO	RIO TINTO PLC (ADS)
RMBS	RAMBUS INC.
ROST	ROSS STORES INC.
RS	RELIANCE STEEL & ALUMINUM CO.
RY	ROYAL BANK OF CANADA
S	SPRINT CORPORATION

SAN	BANCO SANTANDER SA
SAP	SAP AG (SYSTEME ANWENDUNGEN PRODUKTE IN DER DATENVERARBEITUNG)
SCHN	SCHNITZER STEEL INDS. INC.
SCTY	SOLARCITY CORP
SHW	SHERWIN-WILLIAMS CO
SLCA	US SILICA HOLDINGS INC
SNE	SONY CORPORATION
SPG	SIMON PROPERTY GROUP INC.
SSRI	SILVER STANDARD RESOURCES INC.
STJ	ST. JUDE MEDICAL INC.
STLD	STEEL DYNAMICS INC.
STT	STATE STREET BOSTON CORP.
SU	SUNCOR ENERGY INC.
SWKS	SKYWORKS SOLUTIONS INC.
SWN	SOUTHWESTERN ENERGY CO.
SYK	STRYKER CORP.
SYY	SYSCO CORPORATION
T	AT&T CORP.
TSL	TINA SOLAR LTD. (ADS)
TSN	TYSON FOODS INC.
TWTR	TWITTER INC
UA	UNDER ARMOR
UAC	UNDER ARMOR, INC. CLASS C
UAL	UNITED CONTINENTAL HOLDINGS INC.
URI	UNITED RENTALS INC.
USG	USG CORP
UTX	UNITED TECHNOLOGIES CORPORATION
V	VISA INC
VMC	VULCAN MATERIALS COMPANY
VMW	VMWARE INC.
VNO	VORNADO REALTY TRUST
WHR	WHIRLPOOL CORP.
WLL	WHITING PETROLEUM CORP.
WWE	WORLD WRESTLING ENTERTAINMENT
WY	WEYERHAEUSER COMPANY
X	UNITED STATES STEEL CORPORATION
XEC	CIMAREX ENERGY CO.
XLP	CONSUMER STAPLES SELECT SECTOR SPDR FUND
XLU	UTILITIES SELECT SECTOR SPDR FUND
XLV	HEALTHCARE SELECT SECTOR SPDR
XON	INTREXON CORP
XOP	SPDR S&P OIL GAS EXPLORATION PRODUCTION
Z	ZILLOW INC. CL A
ZION	ZIONS BANCORP
ZNGA	ZYNGA INC
ZTS	ZOETIS INC
ARI	APOLLO COML REAL EST FIN INC

ATSG	AIR TRANSPORT SERVICES GRP INC
BND	VNGRD TOTAL BND MKT INDEX FUND
COR	CORESITE RLTY CORP
CXRX	CONCORDIA HEALTHCARE CORP
ECH	ISHARES MSCI CHILE CAPPED ETF
EQY	EQUITY ONE
GOOD	GLADSTONE COML CORP
GUSH	DIREXION DAILY S&P OIL BULL 3X
MORE	MONOGRAM RESIDENTIAL TR INC
NHI	NATIONAL HEALTH INVS INC
SQBG	SEQUENTIAL BRNDS GROUP INC NEW
TOWN	TOWNEBANK PORTSMOUTH VA
TRMK	TRUSTMARK CORP
VIA	VIACOM INC NEW
WAIR	WESCO AIRCRAFT HLDGS INC
AA	ALCOA INC.
AAOI	APPLIED OPTOELECTRONICS INC
ABEO	ABEONA THERAPEUTICS, INC.
ABG	ASBURY AUTOMOTIVE GROUP INC.
ABTL	AUTOBYTEL INC
ABX	BARRICK GOLD CORPORATION
ACAS	AMERICAN CAPITAL LTD
ACAT	ARCTIC CAT INC
ACC	AMERICAN CAMPUS COMMUNITIES INC.
ACET	ACETO CORP
ACHN	ACHILLION PHARMACEUTICALS INC.
ACLS	AXCELIS TECHNOLOGIES INC
ACM	AECOM TECHNOLOGY CORP
ACWI	ISHARES MSCI ACWI ETF
ADHD	ALCOBRA LTD
ADPT	ADEPTUS HEALTH INC.
ADSK	AUTODESK INC.
ADVM	ADVERUM BIOTECHNOLOGIES, INC
ADXS	ADVAXIS INC
AER	AERCAP HOLDINGS N.V.
AERI	AERIE PHARMACEUTICALS INC
AFG	AMERICAN FINANCIAL GROUP, INC.
AGIO	AGIOS PHARMACEUTICALS INC
AGN	ALLERGAN PLC.
AHGP	ALLIANCE HOLDINGS GP, L.P.
AHT	ASHFORD HOSPITALITY TRUST INC
AINV	APOLLO INVESTMENT CORP.
AIV	APARTMENT INVEST MGMT
AKBA	AKEBIA THERAPEUTICS INC
AKG	ASANKO GOLD INC
AL	AIR LEASE CORP.
ALB	ALBEMARLE CORPORATION

ALLY	ALLY FINANCIAL INC
ALSN	ALLISON TRANSMISSION HOLDINGS
AM	AMERICAN GREETINGS CORP.
AMBA	AMBARELLA INC
AMCC	APPLIED MICRO CIRCUITS CORPORATION
AMCX	AMC NETWORKS INC. CL A
AMD	ADVANCED MICRO DEVICES INC.
AMJ	JP MORGAN ALERIAN MLP INDEX ETN
AMRI	ALBANY MOLECULAR RESEARCH INC
ANF	ABERCROMBIE & FITCH CO.
ANFI	AMIRA NATURE FOODS LTD
ANH	ANWORTH MORTGAGE ASSET CORP
ANTH	ANTHERA PHARMACEUTICALS INC
AOS	AO SMITH CORP
APLP	ARCHROCK PARTNERS, L.P.
AREX	APPROACH RESOURCES INC.
ARLZ	ARALEZ PHARMACEUTICALS
ARMK	ARAMARK HOLDINGS CORP
ARRY	ARRAY BIOPHARMA INC
ASB	ASSOCIATED BANC CORP.
ASGN	ON ASSIGNMENT INC
ASHR	DEUTSCHE X-TRACKERS HARVEST CS
ASNA	ASCENA RETAIL GROUP INC
ASTE	ASTEC INDUSTRIES INC
AT	ATLANTIC POWER CORP.
ATHX	ATHERSYS INC
ATNM	ACTINIUM PHARMACEUTICALS INC
ATO	ATMOS ENERGY CORP
AUO	AU OPTRONICS CORPORATION
AVD	AMERICAN VANGUARD CORP
AVP	AVON PRODUCTS
AWI	ARMSTRONG WORLD INDUSTRIES INC.
AWR	AMERICAN STATES WATER CO
AXE	ANIXTER INTERNATIONAL INC.
AYA	AMAYA INC.
AYR	AIRCASTLE LIMITED
AZPN	ASPEN TECHNOLOGY INC
BAC	BANK OF AMERICA
BAH	BOOZ ALLEN HAMILTON HOLDING CO
BAS	BASIC ENERGY SERVICES INC
BBRY	BLACKBERRY LTD
BBW	BUILD-A-BEAR WORKSHOP INC.
BCC	BOISE CASCADE CO
BCEI	BONANZA CREEK ENERGY INC
BCOV	BRIGHTCOVE INC
BDE	BLACK DIAMOND INC
BDSI	BIODELIVERY SCIENCES INTERNATIONAL INC

BEN	FRANKLIN RESOURCES INC.
BERY	BERRY PLASTICS GROUP INC
BGCP	BGC PARTNERS INC
BGFV	BIG 5 SPORTING GOODS CORP
BIOS	BIOSCRIP INC
BKD	BROOKDALE SENIOR LIVING INC.
BKH	BLACK HILLS CORP
BLDR	BUILDERS FIRSTSOURCE INC
BLL	BALL CORPORATION
BLOX	INFOBLOX INC
BLUE	BLUEBIRD BIO INC
BOFI	BOFI HOLDING INC
BPMC	BLUEPRINT MEDICINES CORP.
BPY	BROOKFIELD PROPERTY PARTNERS LP
BRKB	BERKSHIRE HATHAWAY INC. CL B
BRKR	BRUKER CORP.
BRS	BRISTOW GROUP INC
BRZU	DIREXION DAILY BRAZIL BULL 3X
BURL	BURLINGTON STORES INC
BV	BAZAARVOICE INC
BVN	COMPANIA DE MINAS BUENAVENTURA S.A. (ADS)
BWXT	BWT TECHNOLOGIES INC.
BYD	BOYD GAMING CORPORATION
BZH	BEAZER HOMES USA INC.
BZUN	#NAME?
CAAS	CHINA AUTOMOTIVE SYSTEMS INC
CACQ	CAESARS ACQUISITION CO
CAJ	CANON INC
CAL	CALERES, INC.
CALA	CALITHERA BIOSCIENCES, INC.
CALD	CALLIDUS SOFTWARE INC
CALX	CALIX INC.
CARA	CARA THERAPEUTICS INC
CARB	CARBONITE INC
CAS	A. M. CASTLE & CO.
CASY	CASEY'S GENERAL STORES INC
CATM	CARDTRONICS INC.
CBAK	CHINA BAK BATTERY INC
CBI	CHICAGO BRIDGE & IRON
CBK	CHRISTOPHER & BANKS CORP.
CBMG	CELLULAR BIOMEDICINE GROUP, INC.
CBOE	CBOE HOLDINGS
CBPX	CONTINENTAL BUILDING PRODUCTS
CCE	COCA-COLA EUROPEAN PARTNERS PLC
CCLP	COMPRESSCO PARTNERS LP
CCMP	CABOT MICROELECTRONICS CORPORATION
CCOI	COGENT COMMUNICATIONS GROUP INC.

CCRN	CROSS COUNTRY HEALTHCARE INC
CCXI	CHEMOCENTRYX INC
CDE	COEUR D ALENE MINES CORP.
CDZI	CADIZ INC
CG	CARLYLE GROUP LP/THE
CHK	CHESAPEAKE ENERGY CORPORATION
CHKR	CHESAPEAKE GRANITE WASH TRUST
CHRS	COHERUS BIOSCIENCES INC
CHUY	CHUY'S HOLDINGS INC
CKEC	CARMIKE CINEMAS INC
CLD	CLOUD PEAK ENERGY INC
CLDT	CHATHAM LODGING TRUST
CLDX	CELLDEX THERAPEUTICS INC.
CLFD	CLEARFIELD INC
CLIR	CLEARSIGN COMBUSTION CORPORATION
CLMS	CALAMOS ASSET MANAGEMENT INC
CLS	CELESTICA INC
CMCM	CHEETAH MOBILE INC
CMRE	COSTAMARE INC
CNAT	CONATUS PHARMACEUTICALS INC
CNCE	CONCERT PHARMACEUTICALS, INC.
CNNX	CONE MIDSTREAM PARTNERS LP
CNSL	CONSOLIDATED COMMUNICATIONS HO
CODI	COMPASS DIVERSIFIED HOLDINGS
COH	COACH INC.
COHU	COHU INC
COMM	COMMSCOPE HOLDING CO INC
CONE	CYRUSONE INC
COST	COSTCO WHOLESALE CORPORATION
COT	COTT CORP
COTY	COTY INC
COW	IPATH DJ UBS LIVESTOCK SUBINDEX TOTAL RE
COWN	COWEN GROUP INC
CPA	COPA HOLDINGS SA
CPB	CAMPBELL SOUP CO
CPHD	CEPHEID
CPLP	CAPITAL PRODUCT PARTNERS L.P.
CPN	CALPINE CORP
CPRX	CATALYST PHARMACEUTICAL PARTNE
CPT	CAMDEN PROPERTY TRUST
CR	CRANE CORPORATION
CRMD	CORMEDIX INC
CRNT	CERAGON NETWORKS LTD.
CRY	CRYOLIFE INC
CSOD	CORNERSTONE ONDEMAND INC
CSTM	CONSTELLIUM NV
CTB	COOPER TIRE & RUBBER COMPANY

CTIC	CELL THERAPEUTICS INC
CTSO	CYTOSORBENTS CORP
CURE	DIREXION DAILY HEALTHCARE BULL
CVBF	CVB FINANCIAL CORP
CX	CEMEX S.A. DE C.V
CXDC	CHINA XD PLASTICS CO. LTD.
CY	CYPRESS SEMICONDUCTOR CORPORATION
CYD	CHINA YUCHAI INTERNATIONAL LTD.
CYNO	CYNOSURE INC
CYS	CYPRESS SHARPRIDGE INVESTMENTS INC.
CYTK	CYTOKINETICS INCORPORATED
CZR	CAESARS ENTERTAINMENT CORP.
CZZ	COSAN LIMITED
DBB	POWERSHARES DB BASE METALS FUND
DCM	NTT DOCOMO INC
DDC	DOMINION DIAMOND CORP
DDR	DDR CORP
DEM	WISDOMTREE EMERGING MARKETS EQ
DEO	DIAGEO PLC (ADS)
DLNG	DYNAGAS LNG PARTNERS LP
DLTH	DULUTH HOLDINGS, INC. CLASS B
DLTR	DOLLAR TREE STORES INC.
DNR	DENBURY RESOURCES INC
DOC	PHYSICIANS REALTY TRUST
DOX	AMDOCS LIMITED
DRII	DIAMOND RESORTS INTERNATIONAL
DSKY	IDREAMSKY TECHNOLOGY LTD
DVAX	DYNAVAX TECHNOLOGIES CORP.
DXJ	WISDOMTREE JAPAN HEDGED EQUITY
DYN	DYNEGY INC
EC	ECOPETROL SA
ECA	ENCANA CORP
ECHO	ECHO GLOBAL LOGISTICS INC
ECOL	US ECOLOGY INC
ECOM	CHANNELADVISOR CORP
ECPG	ENCORE CAPITAL GROUP INC
ECR	ECLIPSE RESOURCES CORP
EEFT	EURONET WORLDWIDE INC
EFA	ISHARES MSCI EAFE INDEX FUND
EFII	ELECTRONICS FOR IMAGING INC
EFOI	ENERGY FOCUS, INC.
EGHT	8X8 INC.
EGOV	NIC INC
EHTH	EHEALTH INC.
EIGI	ENDURANCE INTERNATIONAL GROUP
EJ	E-HOUSE (CHINA) HOLDINGS LTD
ELGX	ENDOLOGIX INC.

EMB	ISHARES JP MORGAN USD EMERGING
EMES	EMERGE ENERGY SERVICES LP
EMKR	EMCORE CORP.
ENB	ENBRIDGE INC.
ENLK	ENLINK MIDSTREAM PARTNERS LP
ENOC	ENERNOC INC.
ENPH	ENPHASE ENERGY INC
ENSG	ENSIGN GROUP INC
ENTA	ENANTA PHARMACEUTICALS INC
ENTG	ENTEGRIS INCORPORATED
ENV	ENVESTNET INC
ENZ	ENZO BIOCHEM INC.
EPAM	EPAM SYSTEMS INC
EPI	WISDOMTREE INDIA EARNING FUND
EPIQ	EPIQ SYSTEMS INC
EPRS	EPIRUS BIOPHARMACEUTICALS INC
EQC	EQUITY COMMONWEALTH
ERI	ELDORADO RESORTS INC
ESI	ITT EDUCATIONAL SERVICES INC.
ESL	ESTERLINE TECHNOLOGIES CORP
ETFC	E TRADE FINANCIAL CORP
EUFN	ISHARES MSCI EUROPE FINANCIALS
EVHC	ENVISION HEALTHCARE HOLDINGS I
EVTC	EVERTEC INC
EWA	ISHARES AUSTRALIA ETF
EWBC	EAST WEST BANCORP INC.
EWG	ISHARES GERMANY ETF
EWJ	ISHARES JAPAN INDEX ETF
EWP	ISHARES MSCI SPAIN CAPPED ETF
EWT	ISHARES MSCI TAIWAN INDEX FUND
EXAR	EXAR CORP
EXK	ENDEAVOR SILVER CORP
F	FORD MOTOR COMPANY
FAST	FASTENAL COMPANY
FBC	FLAGSTAR BANCORP INC
FBP	FIRST BANCORP (PUERTO RICO)
FBR	FIBRIA CELULOSE S.A. SPONSORED ADR
FDN	FIRST TRUST DOW JONES INTERNET
FDP	FRESH DEL MONTE PRODUCE INC
FE	FIRSTENERGY CORP.
FELP	FORESIGHT ENERGY LP
FEZ	SPDR EURO STOXX 50 ETF
FGEN	FIBROGEN, INC.
FGP	FERRELLGAS PARTNERS L.P.
FII	FEDERATED INVESTORS INC.
FIT	FITBIT INC. CL A
FIZZ	NATIONAL BEVERAGE CORP

FLDM	FLUIDIGM CORP
FLML	FLAMEL TECHNOLOGIES S.A.
FLT	FLEETCOR TECHNOLOGIES INC
FLXN	FLEXION THERAPEUTICS, INC.
FMI	FOUNDATION MEDICINE, INC.
FMSA	FMSA HOLDINGS INC
FN	FABRINET
FNF	FIDELITY NATIONAL FINANCIAL INC.
FOX	TWENTY-FIRST CENTURY FOX INC
FRO	FRONTLINE LTD.
FTD	FTD COS INC
FTR	FRONTIER COMMUNICATIONS CORP.
FUL	HB FULLER CO
FWRD	FORWARD AIR CORP
GALT	GALECTIN THERAPEUTICS INC
GASS	STEALTHGAS INC
GCAP	GAIN CAPITAL HOLDINGS INC
GCO	GENESCO INC.
GDDY	GODADDY INC
GE	GENERAL ELECTRIC COMPANY
GEF	GREIF INC
GEL	GENESIS ENERGY LP
GEO	GEO GROUP INC/THE
GEVO	GEVO INC
GGAL	GRUPO FINANCIERO GALICIA SA
GGG	GRACO INC
GIB	CGI GROUP INC
GIL	GILDEN ACTIVEWEAR INC.
GIMO	GIGAMON INC
GLAD	GLADSTONE CAPITAL CORPORATION
GLDD	GREAT LAKES DREDGE & DOCK CORP
GLP	GLOBAL PARTNERS LP/MA
GLPI	GAMING AND LEISURE PROPERTIES
GLRE	GREENLIGHT CAPITAL RE, LTD. CLASS A
GMED	GLOBUS MEDICAL INC
GMLP	GOLAR LNG PARTNERS LP
GOV	GOVERNMENT PROPERTIES INCOME T
GPK	GRAPHIC PACKAGING HOLDING CO
GPRE	GREEN PLAINS RENEWABLE ENERGY
GPT	GRAMERCY PROPERTY TRUST INC
GRA	W.R. GRACE & CO.
GREK	GLOBAL X FTSE GREECE 20 ETF
GSAT	GLOBALSTAR INC
GSM	GLOBE SPECIALTY METALS INC.
GTE	GRAN TIERRA ENERGY INC
GTLS	CHART INDUSTRIES INC.
GTN	GRAY TELEVISION INC

HABT	HABIT RESTAURANTS INC/THE
HAE	HAEMONETICS CORP
HASI	HANNON ARMSTRONG SUSTAINABLE I
HAWK	BLACKHAWK NETWORK HOLDINGS INC
HBHC	HANCOCK HOLDING CO
HCA	HCA HOLDINGS INC.
HDP	HORTONWORKS, INC.
HDS	HD SUPPLY HOLDINGS INC
HEDJ	WISDOMTREE EUROPE HEDGED EQUIT
HEP	HOLLY ENERGY PARTNERS LP
HGT	HUGOTON ROYALTY TRUST
HK	HALCON RESOURCES
HLIT	HARMONIC INC.
HMHC	HOUGHTON MIFFLIN HARCOURT CO
HRB	H & R BLOCK INC.
HRC	HILL-ROM HOLDINGS INC
HRTX	HERON THERAPEUTICS INC
HSC	HARSCO CORPORATION
HSIC	HENRY SCHEIN INC
HST	HOST HOTELS & RESORTS INC.
HTA	HEALTHCARE TRUST OF AMERICA IN
HTH	HILLTOP HOLDINGS INC
HTWR	HEARTWARE INTERNATIONAL INC
HUBG	HUB GROUP INC
HUN	HUNTSMAN CORPORATION
HW	HEADWATERS INC.
HZNP	HORIZON PHARMA INC
HZO	MARINEMAX INC
IBP	INSTALLED BUILDING PRODUCTS INC.
ICLR	ICON PLC
ICPT	INTERCEPT PHARMACEUTICALS INC
IDT	IDT CORP CL B
IEF	ISHARES LEHMAN BROTHERS 7-10 YEAR TREASURY BOND INDEX ETF
IEX	IDEX CORP
IHS	IHS INC
IILG	INTERVAL LEISURE GROUP INC.
IMO	IMPERIAL OIL LTD.
IMOS	CHIPMOS TECHNOLOGIES BERMUDA L
IMPV	IMPERVA INC
IMUC	IMMUNOCELLULAR THERAPEUTICS LT
INCY	INCYTE CORP.
INDA	ISHARES MSCI INDIA INDEX FUND
INGR	INGREDION INC
INSY	INSYS THERAPEUTICS INC
INVN	INVENSENSE INC.
INXN	INTERXION HOLDING NV
IPG	THE INTERPUBLIC GROUP OF COMPANIES INC.

ITUB	ITAU UNIBANCO MULTIPLO S.A.
IWC	ISHARES MICRO-CAP ETF
JCI	JOHNSON CONTROLS INC.
JCP	J. C. PENNEY COMPANY INC.
JNS	JANUS CAPITAL GROUP INC.
JO	IPATH DJ-UBS COFFEE SUBINDEX TOTAL RETURN ETN
JOE	ST. JOE CORPORATION
JONE	JONES ENERGY INC
KAR	KAR AUCTION SERVICES INC
KBH	KB HOME
KELYA	KELLY SERVICES INC
KEM	KEMET CORPORATION
KEP	KOREA ELECTRIC POWER CORP. (ADS)
KERX	KERYX BIOPHARMACEUTICALS INC.
KEX	KIRBY CORP.
KEYW	KEYW HOLDING CORP/THE
KLIC	KULICKE AND SOFFA INDUSTRIES I
KMT	KENNAMETAL INC
KOL	MARKET VECTORS-COAL
KONA	KONA GRILL INC
KRA	KRATON PERFORMANCE POLYMERS, INC
KS	KAPSTONE PAPER & PACKAGING CORP
KW	KENNEDY-WILSON HOLDINGS INC
KZ	KONGZHONG CORPORATION - ADR
LBIO	LION BIOTECHNOLOGIES, INC.
LBTYA	LIBERTY GLOBAL INC. (CL A)
LDL	LYDALL INC
LEE	LEE ENTERPRISES INC/IA
LEN	LENNAR CORPORATION
LGCY	LEGACY RESERVES LP
LGF	LIONS GATE ENTERTAINMENT CORP.
LILA	LIBERTY LILAC GROUP CLASS A
LILAK	LIBERTY GLOBAL PLC K
LINC	LINCOLN EDUCATIONAL SERVICES CORP
LIOX	LIONBRIDGE TECHNOLOGIES INC
LITB	LIGHTINTHEBOX HOLDING CO LTD
LJPC	LA JOLLA PHARMACEUTICAL CO
LL	LUMBER LIQUIDATORS HOLDINGS INC
LMNX	LUMINEX CORP
LNCE	SNYDER'S-LANCE INC
LOCK	LIFELOCK INC
LOGI	LOGITECH INTERNATIONAL S.A.
LPLA	LPL FINANCIAL HOLDINGS INC
LTBR	LIGHTBRIDGE CORP.
LTC	LTC PROPERTIES INC
LUK	LEUCADIA NATIONAL CORP
LXRX	LEXICON PHARMACEUTICALS, INC.

LZB	LA-Z-BOY INC.
MAC	MACERICH COMPANY
MAIN	MAIN STREET CAPITAL CORP
MASI	MASIMO CORPORATION
MDU	MDU RESOURCES GROUP INC
MDVN	MEDIVATION INC.
MEIP	MEI PHARMA INC
MEP	MIDCOAST ENERGY PARTNERS LP
MERC	MERCER INTERNATIONAL INC
MG	MISTRAS GROUP INC
MHLD	MAIDEN HOLDINGS LTD
MITL	MITEL NETWORKS CORP
MITT	AG MORTGAGE INVESTMENT TRUST I
MKC	MCCORMICK & CO INC/MD
MKTX	MARKETAXESS HOLDINGS INC
MMYT	MAKEMYTRIP LTD.
MNTX	MANITEX INTERNATIONAL INC
MOBI	SKY-MOBI LTD. ADS
MOBL	MOBILEIRON INC
MOV	MOVADO GROUP INC
MPEL	MELCO PBL ENTERTAINMENT
MPW	MEDICAL PROPERTIES TRUST
MRIN	MARIN SOFTWARE INC
MSB	MESABI TRUST
MSG	MADISON SQUARE GARDEN INC.
MSTX	MAST THERAPEUTICS INC
MT	ARCELORMITTAL
MTCH	MATCH GROUP, INC.
MTGE	AMERICAN CAPITAL MORTGAGE INVE
MUB	ISHARES NATIONAL AMT-FREE MUNI
MUSA	MURPHY USA INC
MYCC	CLUBCORP HOLDINGS INC
NBIX	NEUROCRINE BIOSCIENCES
NCS	NCI BUILDING SYSTEMS INC
NDRM	NEURODERM LTD.
NEO	NEOGENOMICS INC
NEON	NEONODE INC
NFBK	NORTHFIELD BANCORP INC
NGL	NGL ENERGY PARTNERS LP
NGVC	NATURAL GROCERS BY VITAMIN COT
NGVT	INGEVITY CORPORATION
NK	NANTKWEST, INC.
NLNK	NEWLINK GENETICS CORP
NLS	NAUTILUS INC
NMBL	NIMBLE STORAGE INC
NMR	NOMURA HOLDINGS INC. ADS
NNN	NATIONAL RETAIL PROPERTIES INC

NNVC	NANOVIRICIDES INC
NOA	NORTH AMERICAN ENERGY PARTNERS
NOAH	NOAH HOLDINGS LTD
NOK	NOKIA OYJ
NQ	NQ MOBILE INC
NRF	NORTHSTAR REALTY FINANCE CORP.
NRG	NRG ENERGY INC.
NSH	NUSTAR GP HOLDINGS LLC
NSM	NATIONSTAR MORTGAGE HOLDINGS INC
NSP	INSPERITY INC.
NSR	NEUSTAR INC. CL A
NUVA	NUVASIVE INC.
NVCR	NOVOCURE LIMITED
NVDA	NVIDIA CORPORATION
NVGN	NOVOGEN LTD
NWBO	NORTHWEST BIOTHERAPEUTICS INC
NXST	NEXSTAR BROADCASTING GROUP INC
OAK	OAKTREE CAPITAL GROUP LLC
OCLR	OCLARO INC.
OCRX	OCERA THERAPEUTICS INC
OCUL	OCULAR THERAPEUTIX INC
ODP	OFFICE DEPOT INC.
OFIX	ORTHOFIX INTERNATIONAL NV
OGE	OGE ENERGY CORP
OIL	IPATH GS CRUDE OIL TOT RTN ETN
OLN	OLIN CORP.
OME	OMEGA PROTEIN CORP
OMED	ONCOMED PHARMACEUTICALS INC
OMER	OMEROS CORPORATION
OMEX	ODYSSEY MARINE EXPLORATION INC.
OMF	ONEMAIN HOLDINGS, INC.
OMI	OWENS & MINOR INC NEW
OMN	OMNOVA SOLUTIONS INC.
ONCE	SPARK THERAPEUTICS INC
ONE	HIGHER ONE HOLDINGS INC
OPHT	OPHTHOTECH CORP
OPK	OPKO HEALTH INC.
ORA	ORMAT TECHNOLOGIES INC
ORBK	ORBOTECH LTD
ORMP	ORAMED PHARMACEUTICALS INC
OSIR	OSIRIS THERAPEUTICS INC.
OVAS	OVASCIENCE INC
OZRK	BANK OF THE OZARKS INC
PAGP	PLAINS GP HOLDINGS LP
PANW	PALO ALTO NETWORKS INC
PAYC	PAYCOM SOFTWARE, INC.
PBFX	PBF LOGISTICS LP

PCG	PG&E CORPORATION
PCLN	PRICELINE.COM INC.
PCYG	PARK CITY GROUP INC
PEG	PUBLIC SERVICE ENTERPRISE GROUP INC.
PEGI	PATTERN ENERGY GROUP INC
PEI	PENNSYLVANIA REAL ESTATE INVESTMENT
PENN	PENN NATIONAL GAMING INC.
PERI	PERION NETWORK LTD
PES	PIONEER ENERGY SERVICES CORP
PF	PINNACLE FOODS INC
PFGC	PERFORMANCE FOOD GROUP COMPANY
PFMT	PERFORMANT FINANCIAL CORP
PFPT	PROOFPOINT INC
PGR	THE PROGRESSIVE CORPORATION
PGTI	PGT INC
PHMD	PHOTOMEDEX INC
PLNT	PLANET FITNESS INC CLASS A
PLX	PROTALIX BIOTHERAPEUTICS INC
PLXS	PLEXUS CORP.
PMC	PHARMERICA CORP.
PNK	PINNACLE ENTERTAINMENT INC
PNM	PNM RESOURCES INC
PNW	PINNACLE WEST CAPITAL CORP
PODD	INSULET CORPORATION
POOL	POOL CORP.
POST	POST HOLDINGS INC.
PRFT	PERFICIENT INC
PRKR	PARKERVISION INC
PRSC	PROVIDENCE SERVICE CORP/THE
PSDV	PSIVIDA CORP.
PTCT	PTC THERAPEUTICS INC
PTLA	PORTOLA PHARMACEUTICALS INC
PVG	PRETIUM RESOURCES INC
QIWI	QIWI PLC
QLTI	QLT INC
QLYS	QUALYS INC
QTM	QUANTUM CORP
QUIK	QUICKLOGIC CORPORATION
QUNR	QUNAR CAYMAN ISLANDS LTD
QUOT	QUOTIENT TECHNOLOGIES INC
QVCA	LIBERTY INTERACTIVE CORP
RARE	ULTRAGENYX PHARMACEUTICAL INC
RBA	RITCHIE BROS AUCTIONEERS INC
RCI	ROGERS COMMUNICATIONS INC.
RDEN	ELIZABETH ARDEN INC
RDNT	RADNET INC
RDSB	ROYAL DUTCH SHELL PLC

REFR	RESEARCH FRONTIERS INC
REM	ISHARES MORTGAGE REAL ESTATE C
RENN	RENREN INC. CL A ADS
RES	RPC INC
RFP	RESOLUTE FOREST PRODUCTS INC
RGEN	REPLIGEN CORP.
RGLS	REGULUS THERAPEUTICS INC
RMP	RICE MIDSTREAM PARTNERS LP
RMTI	ROCKWELL MEDICAL TECH, INC.
RNWK	REALNETWORKS INC
ROL	ROLLINS, INC.
RPT	RAMCO-GERSHENSON PROPERTIES TR
RPTP	RAPTOR PHARMACEUTICALS CORPORATION
RSX	MARKET VECTORS RUSSIA ETF
RUSL	DIREXION DAILY RUSSIA BULL 3X
RUSS	DIREXION DAILY RUSSIA BEAR 3X
RVNC	REVANCE THERAPEUTICS, INC.
RWT	REDWOOD TRUST INC.
RXDX	IGNYTA INC.
RXN	REXNORD CORP
SAGE	SAGE THERAPEUTICS INC
SALT	SCORPIO BULKERS INC
SAM	BOSTON BEER CO. (CL A)
SANW	S&W SEED CO
SATS	ECHOSTAR HOLDING CORP.
SBGL	SIBANYE GOLD LTD
SBLK	STAR BULK CARRIERS CORP
SBNY	SIGNATURE BANK/NEW YORK NY
SCHL	SCHOLASTIC CORP
SCHW	CHARLES SCHWAB CORPORATION
SCLN	SCICLONE PHARMACEUTICALS INC
SCMP	SUCAMPO PHARMACEUTICALS INC
SCOR	COMSCORE INC
SDR	SANDRIDGE MISSISSIPPIAN TRUST
SDRL	SEADRILL LTD.
SDT	SANDRIDGE MISSISSIPPIAN TRUST
SEM	SELECT MEDICAL HOLDINGS CORP
SEMG	SEMGROUP CORP
SF	STIFEL FINANCIAL CORP.
SFUN	SOUFUN HOLDINGS LTD
SGYP	SYNERGY PHARMACEUTICALS INC
SHLD	SEARS HOLDINGS CORPORATION
SHLX	SHELL MIDSTREAM PARTNERS LP
SHOP	SHOPIFY INC CL A
SHPG	SHIRE PLC
SID	COMPANHIA SIDERURGICA NACIONAL (ADS)
SIG	SIGNET JEWELERS LIMITED

SIR	SELECT INCOME REIT
SKUL	SKULLCANDY INC
SLRC	SOLAR CAPITAL LTD.
SLV	ISHARES SILVER TRUST
SMFG	SUMITOMO MITSUI FINANCIAL GROUP INC. ADS
SMH	MARKET VECTORS SEMICONDUCTOR ETF
SMLP	SUMMIT MIDSTREAM PARTNERS LP
SMSI	SMITH MICRO SOFTWARE INC.
SMTC	SEMTECH CORP.
SNMX	SENOMYX INC
SNOW	INTRAWEST RESORTS HOLDINGS INC
SNX	SYNNEX CORPORATION
SODA	SODASTREAM INTERNATIONAL LTD.
SPH	SUBURBAN PROPANE PARTNERS L.P.
SPLV	POWERSHARES S&P 500 LOW VOLATI
SPNC	SPECTRANETICS CORP
SPPI	SPECTRUM PHARMACEUTICALS INC.
SPWH	SPORTSMANS WHSE HLDGS INC
SPY	STANDARD & POORS DEPOSITARY RECEIPTS
SQ	SQUARE, INC. CLASS A
SRC	SPIRIT REALTY CAPITAL INC
SRPT	SAREPTA THERAPEUTICS INC
SRTY	PROSHARES ULTRAPRO SHORT RUSSELL 2000
SSH	SUNSHINE HEART INC
SSNC	SS&C TECHNOLOGIES HOLDINGS INC
SSNI	SILVER SPRING NETWORKS INC
SSTK	SHUTTERSTOCK INC
STO	STATOIL ASA
STON	STONEMOR PARTNERS L.P.
STRP	STRAIGHT PATH COMMUNICATIONS I
STV	CHINA DIGITAL TV HOLDING CO. LTD.
STWD	STARWOOD PROPERTY TRUST INC
SUI	SUN COMMUNITIES INC
SVU	SUPERVALUE INC.
SWM	SCHWEITZER-MAUDUIT INTERNATIONAL
SXL	SUNOCO LOGISTICS PARTNERS L.P.
SYF	SYNCHRONY FINANCIAL
SYKE	SYKES ENTERPRISES INC
TAST	CARROLS RESTAURANT GROUP INC
TBPH	THERAVANCE BIOPHARMA INC
TCB	TCF FINANCIAL CORP.
TCBI	TEXAS CAPITAL BANCSHARES INC
TCK	TECK RESOURCES LIMITED
TCX	TUCOWS INC
TEAR	TEARLAB CORP
TEP	TALLGRASS ENERGY PARTNERS LP
TFSL	TFS FINANCIAL CORP.

TGH	TEXTAINER GROUP HOLDINGS LTD
TGI	TRIUMPH GROUP INC
TICC	TICC CAPITAL CORP
TITN	TITAN MACHINERY INC
TKC	TURKCELL ILETISIM HIZMETLERI A
TLMR	TALMER BANCORP INC
TMHC	TAYLOR MORRISON HOME CORP
TMK	TORCHMARK CORP
TMST	TIMKENSTEEL CORP
TNDM	NEUTRAL TANDEM INC
TNET	TRINET GROUP INC
TNP	TSAKOS ENERGY NAVIGATION LTD
TNXP	TONIX PHARMACEUTICALS HOLDING
TOUR	TUNIU CORP
TRN	TRINITY INDUSTRIES INC.
TROV	TROVAGENE INC
TROX	TRONOX LTD
TRX	TANZANIAN ROYALTY EXPLORATION CORP.
TRXC	TRANSENTERIX, INC.
TSEM	TOWER SEMICONDUCTOR LTD
TSM	TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
TSO	TESORO PETROLEUM CORP.
TTPH	TETRAPHASE PHARMACEUTICALS INC
TU	TELUS CORP
TUBE	TUBEMOGUL INC
TUR	ISHARES MSCI TURKEY ETF
TWOU	2U INC
UCTT	ULTRA CLEAN HOLDINGS INC
UEC	URANIUM ENERGY CORP
UEPS	NET 1 U.E.P.S. TECHNOLOGIES INC.
UNXL	UNI-PIXEL INC
USAC	USA COMPRESSION PARTNERS LP
USM	UNITED STATES CELLULAR CORP
UTI	UNIVERSAL TECHNICAL INSTITUTE
VALE	COMPANHIA VALE DO RIO DOCE
VCRA	VOCERA COMMUNICATIONS INC
VG	VONAGE HOLDINGS CORP.
VGK	VANGUARD FTSE EUROPE ETF
VGR	VECTOR GROUP LTD.
VIAB	VIACOM INC.-CLASS B
VIVO	MERIDIAN BIOSCIENCE INC
VLY	VALLEY NATIONAL BANCORP
VNET	21VIANET GROUP INC. ADS
VNOM	VIPER ENERGY PARTNERS LP
VRA	VERA BRADLEY INC.
VSH	VISHAY INTERTECHNOLOGY
VSTO	VISTA OUTDOOR INC.

VTL	VITAL THERAPIES INC
VXZ	IPATH S&P 500 VIX MID-TERM FUTURES ETN
WAGE	WAGEWORKS INC
WAL	WESTERN ALLIANCE BANCORPORATION
WB	WEIBO CORP
WBS	WEBSTER FINANCIAL CORP
WD	WALKER & DUNLOP INC
WEB	WEB.COM GROUP INC
WES	WESTERN GAS PARTNERS LP
WETF	WISDOMTREE INVESTMENTS INC
WFT	WEATHERFORD INTERNATIONAL INC.
WGL	WGL HOLDINGS INC
WIFI	BOINGO WIRELESS INC
WINT	WINDTREE THERAPEUTICS, INC.
WIX	WIX.COM LTD
WLTW	WILLIS TOWERS WATSON PUBLIC LIMITED COMPANY
WMGI	WRIGHT MEDICAL GROUP INC
WPX	WPX ENERGY INC.
WRK	WESTROCK CO
WSR	WHITESTONE REIT
WSTC	WEST CORP
XBI	SPDR S&P BIOTECH ETF
XIN	XINYUAN REAL ESTATE CO. LTD.
XLB	MATERIALS SELECT SECTOR SPDR
XLF	FINANCIAL SELECT SECTOR SPDR FUND
XNCR	XENCOR INC
XOMA	XOMA LTD
XPO	XPO LOGISTICS INC
YELP	YELP INC.
YINN	DIREXION DAILY FTSE CHINA BULL
YPF	YPF SA
YRCW	YRC WORLDWIDE INC.
YY	YY INC
ZFGN	ZAFGEN INC
ZGNX	ZOGENIX INC
ZIOP	ZIOPHARM ONCOLOGY INC
ZN	ZION OIL & GAS INC.
ZNH	CHINA SOUTHERN AIRLINES CO LTD